As filed with the Securities and Exchange Commission on August 24, 2006.

Registration No. 333-134033

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SUSSER HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	5412	01-0864257
(State or other jurisdiction of Incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification No.)

4433 Baldwin Boulevard

Corpus Christi, Texas 78408

(361) 884-2463

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Sam L. Susser

President and Chief Executive Officer

Susser Holdings Corporation

4433 Baldwin Boulevard

Corpus Christi, Texas 78408

(361) 884-2463

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

W. Stuart Ogg, Esq. Weil, Gotshal & Manges LLP 200 Crescent Court, Suite 300 Dallas, Texas 75201 Telephone: (214) 746-7700 Facsimile: (214) 746-7777

E.V. Bonner, Jr., Esq.

Executive Vice President, Secretary and General Counsel

Susser Holdings Corporation

4433 Baldwin Boulevard

Corpus Christi, Texas 78408

Telephone: (361) 884-2463

Facsimile: (361) 693-3725

Valerie Ford Jacob, Esq. Michael A. Levitt, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Telephone: (212) 859-8000 Facsimile: (212) 859-4000

Approximate date of commencement of proposed sale to public:

As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated August 24, 2006

PROSPECTUS

6,000,000 Shares

Susser Holdings Corporation

Common Stock

This is Susser Holdings Corporation’s initial public offering. Susser is selling all of the shares.

We expect the public offering price to be between $16.00 and $18.00 per share. Currently, no public market exists for the shares. Our shares of common stock have been approved for quotation on the Nasdaq Global Market under the symbol “SUSS.”

Investing in the common stock involves risks that are described in the “ Risk Factors” section beginning on page 18 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Susser Holdings Corporation	$	$

The underwriters may also purchase up to an additional 900,000 shares from Susser at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2006.

Merrill Lynch & Co.

JPMorgan

Jefferies & Company

Morgan Keegan & Company, Inc.

The date of this prospectus is                     , 2006.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors,” our audited consolidated financial statements, the notes to those financial statements and the other financial information appearing elsewhere in this prospectus, before you decide to invest in our common stock. In this prospectus, “we,” “us,” and “our” refer to the business conducted by Stripes Holdings LLC prior to a series of corporate formation transactions that will result in the unitholders of Stripes Holdings LLC receiving common stock of Susser Holdings Corporation. See “Corporate Formation Transactions.” We use a 52 or 53 week fiscal year, which ends on the Sunday nearest to December 31. Adjusted EBITDA is a non-GAAP financial measure of performance and liquidity that has limitations and should not be considered as a substitute for net income or cash provided by (used in) operating activities—please see footnote 8 under “—Summary Historical Consolidated Financial and Operating Data” and footnote 7 under “—Summary Pro Forma Financial Data” for a discussion of our use of EBITDA and Adjusted EBITDA in this prospectus and a reconciliation to net income and cash provided by (used in) operating activities for the periods presented.

Our Company

We are the largest non-refining operator of convenience stores based on store count and we believe we are the largest non-refining motor fuel distributor by gallons in Texas. Our operations include retail convenience stores and wholesale motor fuel distribution. As of July 2, 2006, our retail segment operated 320 convenience stores in Texas and Oklahoma, offering merchandise, foodservice, motor fuel and other services. For the twelve months ended July 2, 2006, and for the fiscal year ended January 1, 2006, our wholesale motor fuel segment purchased 840.9 million gallons and 809.5 million gallons, respectively, of branded and unbranded motor fuel from refiners and distributed it to our retail convenience stores, contracted independent operators of convenience stores, unbranded convenience stores and commercial users. We believe our unique retail/wholesale business model, scale, market share, and foodservice and merchandising offerings, combined with our highly productive new store model and selected acquisition opportunities, position us for ongoing growth in sales and profitability.

Our total revenues and Adjusted EBITDA for the twelve months ended July 2, 2006, and for the fiscal year ended January 1, 2006, were $2.2 billion and $52.6 million, and $1.9 billion and $54.4 million, respectively. This represents a compounded annual growth rate, or CAGR, of 26.6% and 12.5%, and 25.4% and 15.2%, respectively, for sales and Adjusted EBITDA since the fiscal year ended December 30, 2001. Our pro forma net income and Adjusted EBITDA for the twelve months ended July 2, 2006, and for the fiscal year ended January 1, 2006, were $5.6 million and $46.9 million, and $3.3 million and $42.8 million, respectively, after giving effect to this offering and the December 2005 recapitalization and financing transactions.

Our stores offer a varied selection of food, beverage, snacks, grocery and non-food items intended to appeal to the convenience needs of our customers. We also offer made-from-scratch food under the Laredo Taco Company brand at 137 locations, which has contributed to our strong same store sales growth and our margins in excess of industry averages. For the twelve months ended July 2, 2006, and for the fiscal year ended January 1, 2006, the retail segment produced revenue and gross profit of $1,288.8 million and $186.0 million, and $1,127.2 million and $173.6 million, respectively. As a wholesale distributor of motor fuel, we purchase branded and unbranded motor fuel from refiners and distribute it through third-party transportation providers to our own convenience stores, to 352 contracted dealer locations throughout Central and South Texas, and to other end users. For the twelve months ended July 2, 2006, and for the fiscal year ended January 1, 2006, the wholesale segment produced third party revenues and gross profit of $920.4 million and $31.2 million, and $768.1 million and $28.1 million, respectively.

Industry Trends

We operate within the large and growing U.S. convenience store industry. According to Retail Forward, Inc., our industry is expected to grow from $474.2 billion in 2005 to $559.9 billion in 2009, which represents a CAGR of 4.2%. Our industry is highly fragmented, with the 10 largest convenience store retailers accounting for approximately 9% of total industry stores in 2004. Furthermore, small, local operators with 50 or fewer stores account for approximately 74% of all convenience stores operated by retailers in 2005. We believe we will continue to benefit from several key industry trends and characteristics, including:

•	Increasing size of retail stores, specifically supermarkets and large format hypermarkets, driving consumers to small box retailers, such as convenience stores, to meet their demand for speed and convenience in daily shopping needs;

•	Continuing shift of consumer food and general merchandise purchases away from traditional supermarkets to convenience stores, hypermarkets and drug stores;

•	Changing consumer demographics and eating patterns resulting in more food consumed away from home;

•	Highly fragmented nature of the industry providing larger chain operators with significant scale advantage; and

•	Continued opportunities to compete more effectively and grow through acquisitions as a result of continued industry consolidation.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our continued success:

Leading Market Position in Highly Attractive Markets.    We believe we are the largest non-refining convenience store chain in Texas. We believe we operate approximately five times as many stores as our next largest convenience store competitor in the rapidly growing South Texas market. Approximately 90% of our stores are located in South Texas, which includes high population growth areas (Brownsville and McAllen in the Rio Grande Valley and Laredo) and popular tourist destinations. We believe we are well positioned to capitalize on the growth in our markets by tailoring our merchandise mix, especially Laredo Taco Company, and marketing strategy to the preferences of our local population. The following table highlights the demographics in certain of our markets versus Texas and the United States:

Demographics(1)	Rio Grande Valley	Laredo	Houston		Corpus Christi	Texas	United States
Population (MSA ‘03/‘04)	1,110,136	197,488	5,180,443		409,741	22,490,022	293,655,404
Growth (‘90 – ‘00)	40%	41%	27%		10%	23%	13%
Projected Growth (‘00 – ‘10)	20%	33%	10%		8%	10%	11%
Est. Hispanic Population (‘00)	87%	94%	28%		53%	32%	13%
Percent of Our Retail Store Base	45%	9%	1	%(2)	30%	94%	100%

(1)	Source: U.S. Census Bureau and other demographic information.
(2)	Approximately 78% of our dealer locations are located in the Houston MSA.

Differentiated Retail Strategy.    We believe our retail strategy, which emphasizes merchandising, foodservice and technology, is superior to our competition. We believe we are less dependent on cigarettes and motor fuel than the industry as we focus our in-store merchandise mix on attractive product categories, such as beverages and Laredo Taco Company foodservice, which have higher growth and margin characteristics. Our new store model is almost twice the size of the typical convenience store and features a comprehensive convenience merchandise selection of approximately 2,800 merchandise units, an in-store Laredo Taco Company kitchen and large fountain and coffee bar fixtures. We have opened 55 new large format stores since 1999. To further improve our operating performance, we have developed information systems in all of our stores that allow us to collect, analyze and adjust our business strategy. For example, we have utilized point-of-sale scanning in all of our stores since 2000 and are able to track sales and margin trends at the store and the merchandise unit level to adjust our merchandise mix and pricing strategy to meet local customer preferences and improve profitability.

As a result of our differentiated strategy, our retail stores have produced positive annual merchandise same store sales growth in each of the last ten years. For the last eight fiscal years, our annual merchandise same store sales growth has averaged 5.1% (which was not inflated by increases in cigarette excise taxes). The following table illustrates our superior retail operations for the fiscal year ended January 1, 2006 versus the 2005 industry averages:

	Retail Store Performance
	Susser	Industry(1)
Foodservice as a percent of merchandise sales	17.5%	11.9%
Cigarettes as a percent of merchandise sales	18.2%	34.4%
Merchandise gross margin	32.3%	29.5%
Motor fuel as a percent of total gross profit	28.8%	37.2%
Earnings before interest, depreciation, amortization and rent per store (dollars in thousands)	$146.8	$131.5

(1)	Source: 2006 NACS State of the Industry July 2006.

Our Proprietary Laredo Taco Company Restaurant.    Laredo Taco Company, our proprietary in-store restaurant operation, located in 137 of our stores, is a valuable competitive advantage that differentiates us from other convenience stores. Laredo Taco Company produces higher gross profit margins than most other merchandise categories and drives complementary merchandise purchases in approximately 68% of its transactions based on a market basket analysis across a sample of our stores. In locations with a Laredo Taco Company, many of which are our large format stores, the average number of customer transactions is approximately 53% greater than in our non-restaurant stores. Laredo Taco Company has been a positive driver of sales growth, generating average same store restaurant sales growth of 15.3% from December 29, 2002 through January 1, 2006.

Established Hypermarket Strategy.    We have adjusted our retail strategy to profitably compete and grow in our markets with the entrance of hypermarkets over the last decade. Hypermarkets, or large format grocery and general merchandise retailers, entered South Texas ten years ago and many sell motor fuel at competitive prices in our markets. From 1996 to 2000, our motor fuel gross profit declined by approximately four cents per gallon compared to the preceding five year period, reflecting the new competitive environment. Since that time, we have invested in more efficient motor fueling facilities designed to handle higher volumes to offset some of the margin pressure while improving our higher margin in-store merchandise offerings and focusing on the convenience of our format. We believe that these actions, along with our combined retail and wholesale purchasing leverage, have positioned us to effectively compete with these hypermarkets. As a result, over the last five years, our annual motor fuel gross profit per gallon has stabilized and slightly improved as we are able to benefit from our market share with more favorable procurement costs and economies of scale.

Proven Retail Growth Strategy.    We have increased our retail store count by 75% over the last five years through a combination of new large format store construction and acquisitions. We have consistently generated strong returns on investment from our new retail stores. Our new store model averages 4,800 square feet, includes larger fueling facilities and features our extensive selection of convenience merchandise and beverages as well as a Laredo Taco Company. The 37 retail stores that we built from 1999 to 2004 generated an average unlevered return on invested capital of approximately 19% in 2005 (prior to debt or lease financing). In 2005, we opened 16 new stores and plan to open 16 to 18 stores in 2006. The two significant retail store acquisitions we completed in 2001 have each generated unlevered returns on capital in excess of the 2005 return on our new stores.

Unique Retail Wholesale Business Model.    We believe our unique business model of operating both retail convenience stores and wholesale motor fuel distribution provides us with significant advantages over our competitors. Unlike many of our convenience store competitors, we are able to take advantage of the combined motor fuel purchasing volumes to obtain attractive pricing and terms while reducing the variability in motor fuel margins. We receive a fixed fee per gallon on approximately 75% of our third party wholesale gallons sold, which reduces the overall variability of our financial results. Additionally, we offer our dealers the ability to participate in various merchandise and services programs developed in conjunction with our retail segment. This allows us to take advantage of additional scale when negotiating terms with our suppliers, and these value added programs allow us to attract additional dealers to our network while differentiating us from traditional motor fuel distributors. In July 2006, we entered into a new long-term motor fuel supply contract with Valero to supply all of our retail stores and selected wholesale locations that are currently supplied by CITGO. We believe this new contract secures very favorable motor fuel supply terms, specifically competitive pricing, stability of supply and a 12 year term.

Experienced Management with Significant Ownership.    Our management team, led by President and Chief Executive Officer Sam L. Susser, has a strong track record of revenue growth and profitability improvement. Sam L. Susser joined us in 1988, when we operated five stores and had revenues of $8.4 million. For the twelve months ended July 2, 2006, and for the fiscal year ended January 1, 2006, our revenues have increased to $2.2 billion and $1.9 billion, respectively, and our retail store count has increased to 320 as of July 2, 2006. Our management team has an average tenure with us and in the convenience store industry of 13 years and 20 years, respectively. As part of the December 2005 recapitalization transactions, management invested in the company and upon the completion of this offering, the executive management team will beneficially own approximately 16.7% of our common stock.

Growth Strategy

We believe that there is significant opportunity to continue to increase our sales and profitability through the continued implementation of our operating strategy and through growing our store base in existing and contiguous markets both organically and through strategic acquisitions. We expect to use a portion of the net proceeds from this offering as growth capital to pursue this growth strategy. Specific elements of our growth strategy include the following:

Open New Convenience Stores and Expand Our Dealer Network.    Over the last seven years, since January 1999, we have opened 61 retail stores (including six single site acquisitions) and 175 new dealer locations. We intend to continue opening new stores and additional dealer locations in existing and contiguous markets.

•	New Store Pipeline. We have identified expansion opportunities in all of our existing markets and throughout the Southwest region. We intend to open 16 to 18 new stores per year in fiscal 2006 and 2007 in our existing markets.

•	New Dealer Pipeline. We believe there is significant opportunity to expand our dealer network. We intend to increase our wholesale distribution network by at least 25 to 35 dealers per year in fiscal 2006 and 2007, which requires minimal capital expenditures.

Expand Our Proprietary Laredo Taco Company Restaurants.    We believe that the success of Laredo Taco Company provides us with a significant opportunity for growth and margin improvement since it is currently only offered in approximately 40% of our stores. We believe we can add our proprietary restaurant offering to every newly constructed store and to 30 to 45 of our existing stores. In addition, while we currently focus on breakfast and lunch, we are expanding these operations to include a dinner service in a variety of locations, which we expect will further drive our profitability and same store sales growth.

Enhance Profitability Through Our Rebranding Initiative.    As of July 2, 2006, 305 of our 320 store locations were branded under the Circle K banner. Our license agreement with our Circle K licensor expires in November 2006. We do not plan to renew the agreement and have started to rebrand all of our convenience stores to our proprietary Stripes brand during the second half of 2006. For the twelve months ended July 2, 2006, and for the fiscal year ended January 1, 2006, we paid $3.6 million, and $3.4 million, respectively, for the use of the Circle K trade name and we believe rebranding to Stripes will afford us more flexibility for future growth while enhancing our profitability. Over the last three years, we have replaced all of the Circle K trade dress inside our stores with our own designs and brands. Our motor fuel canopies and pumps will continue to be branded with the banners of major oil company suppliers whose signage is prominently displayed at our locations. Based upon our previous rebranding initiatives, we do not expect our store operations or customer experience to be adversely affected by this rebranding initiative.

Pursue Acquisitions in Existing and Contiguous Markets.    We have completed nine acquisitions in the last 17 years, adding 326 retail stores and 234 dealers. We believe this acquisition experience and our scalable infrastructure forms a strong platform for future growth through acquisitions and we plan to pursue acquisition opportunities within the highly fragmented convenience store industry. We will focus on existing and contiguous markets where demographics and overall market characteristics are similar to our existing markets. With approximately 20,000 convenience stores operating in Texas, Arkansas, Louisiana, New Mexico and Oklahoma, we believe there are significant opportunities to further penetrate our existing markets and selectively expand into new markets. This region has been under intense competitive pressure from hypermarkets and other supermarket operators, making the region ripe for continued consolidation as weaker competitors exit the business. In addition, our unique retail/wholesale business model provides us with strategic flexibility to acquire chains with both retail and dealer locations.

Risks Related to Our Business and Strategy

Despite the competitive strengths and growth strategy described above, there are a number of risks and uncertainties that may affect our financial and operating performance and our ability to execute our strategy, including increased competition in the industry, volatility of motor fuel prices, our ability to open and profitably operate new retail convenience stores and to successfully integrate acquired sites and businesses. In addition to these risks and uncertainties, you should also consider the risks discussed under “Risk Factors.”

Recent Developments

In December 2005, we completed a series of recapitalization transactions whereby affiliates of Wellspring Capital Management LLC, or Wellspring, acquired a controlling interest in Stripes Holdings LLC, our predecessor company, and Sam L. Susser, our President and Chief Executive Officer, and certain members of our management and board of directors also invested in the company. In connection with this recapitalization, our subsidiaries issued $170 million 10 5/8% senior notes due 2013 and sold 74 of our retail stores to affiliates of National Retail Properties, Inc. for $170 million and entered into leaseback agreements for each of the stores. We used the proceeds from these transactions to repay our previous credit facility and other indebtedness and repurchase the preferred and common equity interests of certain equity holders, and subsequently entered into a new $50 million revolving credit facility. We sometimes refer to these transactions in this prospectus as the “December 2005 transactions.”

On July 28, 2006, we entered into a new long-term supply agreement with Valero Marketing and Supply Company to supply all of our retail stores with motor fuel that are currently supplied by CITGO as well as selected wholesale locations, which expires July 13, 2018. In connection with this new supply agreement, we will be required to rebrand all of our existing retail stores that are currently supplied by CITGO to the Valero or Shamrock brand or the Stripes brand.

On June 30, 2006, we sold 25 unattended fueling facilities for $3 million. We are continuing to supply these locations with motor fuel on an unbranded basis.

Our Financial Sponsor

Upon completion of this offering, Wellspring will control approximately 6,604,882 shares of our common stock or 43.0%. Founded in 1995, Wellspring is a New York-based private equity firm with more than $2 billion in equity capital under management, including $1 billion of capital in its current fund. The firm takes controlling positions in promising middle-market companies where it can realize substantial value by contributing innovative operating and financing strategies as well as capital. Wellspring’s limited partners include some of the largest and most respected institutional investors in the United States, Canada and Europe. Wellspring’s current portfolio includes investments in food distribution, restaurants, education, retail, business services, and other industries.

Principal Executive Offices

Susser Holdings Corporation, a Delaware corporation, was incorporated in May 2006. Upon completion of the corporate formation transactions described in this prospectus, Susser Holdings Corporation will serve as a holding company for its subsidiaries. Our principal executive offices are located at 4433 Baldwin Boulevard, Corpus Christi, Texas 78408, and our telephone number is (361) 884-2463. Our website address is www.susser.com. The information contained on our website is not part of this prospectus.

The Offering

Common stock offered by us	6,000,000 shares

Shares outstanding after the offering	15,349,162 shares

Use of proceeds	We estimate that our net proceeds from this offering without exercise of the overallotment option will be approximately $93.3 million. We intend to use these net proceeds:

•	to redeem $50.0 million of our 10 5/8% senior notes due 2013, plus the payment of approximately $6.8 million in accrued interest and premium thereon;

•	to repay approximately $11.4 million of outstanding borrowings under our revolving credit facility;

•	to pay fees and expenses related to the offering; and

•	for general corporate purposes, including growth capital.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of the common stock.

Nasdaq Global Market trading symbol	SUSS

The number of shares outstanding after the offering is based on an assumed initial offering price of $17.00 per share (the midpoint of the range on the front cover of this prospectus). The number of shares outstanding after the offering excludes 2,646,409 shares reserved for issuance under our equity plan, of which options to purchase 1,165,383 shares at an average option price of $16.43 have been issued. This number assumes that the underwriters’ overallotment option is not exercised. If the overallotment option is exercised in full, we will issue and sell an additional 900,000 shares.

Depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more shares than the number set forth on the cover page of this prospectus. We will inform investors at or prior to the time of pricing of any change in the number of shares being sold.

Summary Pro Forma Financial Data

The following table sets forth our summary unaudited pro forma financial data as of and for the six months ended July 2, 2006, for the six months ended July 3, 2005 and for the fiscal year ended January 1, 2006. The summary unaudited pro forma financial data presented below is derived from our unaudited pro forma consolidated financial information and the notes thereto included under the caption “Unaudited Pro Forma Consolidated Financial Statements.” You should read the following summary unaudited pro forma financial data together with such information as well as “Capitalization,” “Use of Proceeds,” “Selected Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited and unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus.

The summary unaudited pro forma financial data gives effect to the pro forma adjustments described in the footnotes to the table below.

	Unaudited Pro Forma
		Six Months Ended
	Fiscal Year Ended January 1, 2006(1)	July 3, 2005(1)	July 2, 2006(2)
	(dollars in thousands, except per share)
Statement of Operations Data:
Revenues:
Merchandise sales	$329,530	$162,124	$180,512
Motor fuel—retail	780,441	356,995	499,319
Motor fuel—wholesale	764,759	328,936	480,734
Other	21,534	10,993	11,904

Total revenues	1,896,264	859,048	1,172,469
Gross profit:
Merchandise	106,450	52,849	59,546
Motor fuel—retail	49,922	20,227	25,007
Motor fuel—wholesale	24,286	9,178	12,227
Other	20,917	10,727	11,573

Total gross profit	201,575	92,981	108,353
Operating expenses:
Selling, general and administrative expenses(3)	159,930	76,041	87,549
Other operating expenses(4)	24,602	10,656	11,156

Income from operations	17,043	6,284	9,648
Interest expense, net	(12,930)	(6,421)	(6,762)
Other miscellaneous(5)	905	(464)	77

Net income (loss) before income taxes	5,018	(601)	2,963
Income taxes	(1,756)	210	(1,037)

Net income (loss)	$3,262	$(391)	$1,926

Earnings (loss) per share(6):
Basic	$0.24	$(0.03)	$0.14
Diluted	$0.24	$(0.03)	$0.14
Weighted-average number of shares outstanding(6):
Basic	13,761,895	13,761,895	13,761,895
Diluted	13,800,730	13,761,895	13,800,730

	Unaudited Pro Forma
		Six Months Ended
	Fiscal Year Ended January 1, 2006(1)	July 3, 2005(1)	July 2, 2006(2)
	(dollars in thousands)
Other Financial Data:
EBITDA(7)	$43,191	$17,295	$21,158
Adjusted EBITDA(7)	42,757	16,828	20,995

As of July 2, 2006(8)
Balance Sheet Data:
Cash and cash equivalents	$33,303
Working capital (deficit)(9)	(212)
Total assets	426,070
Total debt	120,000
Stockholders’ equity(10)	154,522

(1)	The unaudited pro forma statement of operations data for our fiscal year ended January 1, 2006 and the six months ended July 3, 2005 give effect to:

•	the investment by Wellspring and senior management of approximately $128.5 million in equity capital;

•	the offering and sale of $170 million of 10 5/8% senior notes due 2013 by our subsidiaries Susser Holdings, L.L.C. and Susser Finance Corporation;

•	the sale and leaseback of 74 of our retail stores to affiliates of National Retail Properties, Inc. for $170 million of gross proceeds to one of our subsidiaries;

•	repayment of all our previous existing indebtedness and repurchase of the preferred and common equity interests of certain equity holders;

•	a new $50 million revolving credit facility that was entered into by Susser Holdings, L.L.C.;

•	the termination of certain consulting arrangements;

•	the offering of common stock hereby and use of proceeds therefrom as described in this prospectus (other than proceeds applied to general corporate purposes, which are reflected as an increase in cash on our pro forma balance sheet and do not impact the statement of operations for the periods presented); and

•	our corporate formation transactions, described under “Corporate Formation Transactions,”

in each case as if such transactions occurred on January 3, 2005.

(2)	The unaudited pro forma statement of operations data for the six months ended July 2, 2006 give effect to:

•	the offering of common stock hereby and use of proceeds therefrom as described in this prospectus (other than proceeds applied to general corporate purposes, which are reflected as an increase in cash on our pro forma balance sheet and do not impact the statement of operations for the periods presented);

•	our corporate formation transactions, described under “Corporate Formation Transactions,” and

(footnotes continued on following page)

•	the termination of the management services agreement upon completion of this offering,

in each case as if such transactions had occurred on January 2, 2006.
(3)	Includes a royalty fee for licensing the Circle K trade name under a license agreement that expires in November 2006. We plan to rebrand our stores to the Stripes brand during the second half of 2006, after which this royalty payment, which was $3.4 million for the fiscal year ended January 1, 2006 and $1.9 million and $1.7 million for the six months ended July 2, 2006 and July 3, 2005, respectively, will be eliminated. To support our proprietary Stripes brand, we intend to increase our annual marketing expense by approximately $0.8 million per year. Also includes non-cash stock based compensation expenses of $1.2 million for the fiscal year ended January 1, 2006 and $0.2 million for the six months ended July 2, 2006.
(4)	Includes loss (gain) on disposal of assets, impairment charges, depreciation, amortization and accretion.
(5)	Other miscellaneous represents income from a non-consolidated joint venture, minority interest income of our consolidated subsidiary and other non-operating income. For the fiscal year ended January 1, 2006, it includes a $1.4 million gain on the sale of certain warrants.
(6)	Immediately prior to this offering, Stripes Holdings LLC will merge with a subsidiary of Susser Holdings Corporation, with the former holders of membership units in Stripes Holdings LLC receiving shares of common stock of Susser Holdings Corporation. See “Corporate Formation Transactions.” Pro forma earnings per share is calculated by dividing the net income (loss) by the basic and diluted shares outstanding. Basic and diluted shares outstanding reflect the number of shares of common stock expected to be outstanding after this offering, less 1,587,267 shares offered hereby for which the net proceeds are being used for general corporate purposes. If the shares offered hereby that were allocated to general corporate purposes were included in such calculations, basic and diluted earnings per share for fiscal year ended January 1, 2006 and six months ended July 3, 2005 and July 2, 2006 would have been $0.21 and $0.21, $(0.03) and $(0.03), and $0.13 and $0.13, respectively. Diluted earnings per share also includes in-the-money stock options using the treasury stock method.
(7)	We define EBITDA as net income before interest expense, net, income taxes and depreciation, amortization and accretion. Adjusted EBITDA further adjusts EBITDA by excluding cumulative effect of changes in accounting principles, discontinued operations, non-cash stock based compensation expense, and certain other operating expenses that are reflected in our net income that we do not believe are indicative of our ongoing core operations, such as significant transaction expenses associated with the December 2005 transactions and the gain or loss on disposal of assets and impairment charges. In addition, those expenses that we have excluded from our presentation of Adjusted EBITDA (along with our royalty expenses, marketing expenses, management fees and other items) are also excluded in measuring our covenants under our revolving credit facility and the indenture governing our senior notes.

We believe that Adjusted EBITDA is useful to investors in evaluating our operating performance because

•	it is used as a performance and liquidity measure under our subsidiaries’ revolving credit facility and the indenture governing our senior notes, including for purposes of determining whether they have satisfied certain financial performance maintenance covenants and our ability to borrow additional indebtedness and pay dividends to us;

•	securities analysts and other interested parties use it as a measure of financial performance and debt service capabilities;

•	it facilitates management’s ability to measure operating performance of our business because it assists us in comparing our operating performance on a consistent basis since it removes the impact of items not directly resulting from our retail convenience stores and wholesale motor fuel distribution operations;

(footnotes continued on following page)

•	it is used by our management for internal planning purposes, including aspects of our consolidated operating budget, capital expenditures, as well as for segment and individual site operating targets; and

•	it is used by our board of directors and management for determining certain management compensation targets and thresholds.

EBITDA and Adjusted EBITDA are not recognized terms under GAAP and do not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•	they do not reflect significant interest expense, or the cash requirements necessary to service interest or principal payments on our revolving credit facility or senior notes;

•	they do not reflect payments made or future requirements for income taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements; and

•	because not all companies use identical calculations, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of pro forma net income to EBITDA and Adjusted EBITDA:

	Unaudited Pro Forma
	Fiscal Year Ended January 1, 2006	Six Months Ended
		July 3, 2005	July 2, 2006
Net income (loss)	$3,262	$(391)	$1,926
Depreciation, amortization & accretion	25,243	11,475	11,433
Interest expense, net	12,930	6,421	6,762
Income tax	1,756	(210)	1,037

EBITDA	$43,191	$17,295	$21,158
Non-cash stock based compensation expense	1,188	—	226
Loss (gain) on disposal and impairment	(641)	(819)	(277)
Other miscellaneous	(981)	352	(112)

Adjusted EBITDA	$42,757	$16,828	$20,995

(8)

The unaudited pro forma balance sheet data as of July 2, 2006 give effect to the offering of common stock hereby and use of proceeds therefrom as described in this prospectus and the corporate formation transactions described under “Corporate Formation Transactions,” in each case as if such transactions had occurred on July 2, 2006. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) each of cash and cash equivalents, working capital (deficit), total assets and stockholders’ equity by approximately $5.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. In addition, depending on market conditions at the time of pricing of this offering, we may sell fewer or more shares than the number set forth on the cover page of this prospectus. The pro forma information presented above is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing.

(9)	Working capital (deficit) is defined as total current assets (excluding cash and cash equivalents) less total current liabilities (excluding current maturities of long term debt).
(10)	As of July 2, 2006, Stripes Holdings LLC was a limited liability company. The pro forma stockholders’ equity as of such date gives effect to the corporate formation transactions, as well as this offering.

Summary Historical Consolidated Financial and Operating Data

Susser Holdings Corporation was incorporated in May 2006 and did not have any operations prior to that time. Summary historical consolidated financial data in the tables below are derived from the historical consolidated financial statements of Stripes Holdings LLC and its subsidiaries. For a description of the transactions related to the formation of Susser Holdings Corporation as a holding company for Stripes Holdings LLC, see “Corporate Formation Transactions.”

The following table sets forth our summary historical consolidated financial data and store operating data for the periods indicated. The historical consolidated statements of operations data for each of the fiscal years 2003, 2004 and 2005 are derived from, and are qualified in their entirety by, our audited consolidated financial statements included elsewhere in this prospectus. The combined statement of operations data for fiscal 2005 reflects the combined results of 352 days of our predecessor, Susser Holdings, L.L.C., and 12 days of Stripes Holdings LLC. The unaudited historical financial data as of and for the six month periods ended July 3, 2005 and July 2, 2006 have been derived from our unaudited consolidated financial statements. Historical results are not necessarily indicative of the results to be expected in the future. You should read the following summary historical consolidated financial data together with “Capitalization,” “Selected Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited and unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus. In the following table, dollars and gallons are in thousands, except per share, per store and per gallon data and as otherwise indicated.

	Predecessor			Company	Predecessor and Company Combined	Predecessor	Company
	Fiscal Year Ended		352 Days Ended December 20, 2005	Company 12 Days Ended January 1, 2006	Fiscal Year Ended January 1, 2006(2)	Unaudited Six Months Ended
	December 28, 2003	January 2, 2005(1)				July 3, 2005	July 2, 2006
	(dollars and gallons in thousands, except per share, per store and per gallon data)
Statement of Operations Data:
Revenues:
Merchandise sales	$280,799	$306,990	$320,756	$8,774	$329,530	$162,124	$180,512
Motor fuel sales—retail	460,022	585,966	754,991	25,450	780,441	356,995	499,319
Motor fuel sales—wholesale	389,074	540,482	739,717	25,042	764,759	328,936	480,734
Other	19,005	20,737	20,773	761	21,534	10,993	11,904

Total revenues	1,148,900	1,454,175	1,836,237	60,027	1,896,264	859,048	1,172,469
Gross profit:
Merchandise	89,879	98,865	103,873	2,577	106,450	52,849	59,546
Motor fuel—retail	38,926	43,629	48,789	1,133	49,922	20,227	25,007
Motor fuel—wholesale	16,944	17,530	23,704	582	24,286	9,178	12,227
Other	17,782	20,491	20,157	760	20,917	10,727	11,573

Total gross profit	163,531	180,515	196,523	5,052	201,575	92,981	108,353
Operating expenses:
Selling, general and administrative expenses(3)	121,522	132,216	160,432	5,152	165,584	70,019	87,921
Other operating expenses(4)	25,180	27,640	28,628	936	29,564	11,499	11,281

Income from operations	16,829	20,659	7,463	(1,036)	6,427	11,463	9,151
Interest expense, net	(14,205)	(14,605)	(17,527)	(608)	(18,135)	(7,010)	(9,418)
Other miscellaneous(5)	43	(7)	(8,928)	(6)	(8,934)	(464)	77

Income (loss) from continuing operations	2,667	6,047	(18,992)	(1,650)	(20,642)	3,989	(190)
Discontinued operations(6)	90	—	—	—	—	—	—
Cumulative effect of changes in accounting principles	(2,079)	—	—	—	—	—	—

Net income (loss)	$678	$6,047	$(18,992)	$(1,650)	$(20,642)	$3,989	$(190)

Earnings (loss) per share(7):
Basic	$(1.50)	$0.63	$(10.09)	$(0.13)	$(9.40)	$0.67	$(0.01)
Diluted	$(1.50)	$0.62	$(10.09)	$(0.13)	$(9.40)	$0.67	$(0.01)
Weighted-average number of shares outstanding(7):
Basic	2,332,726	2,332,726	2,332,726	12,849,660	2,679,438	2,332,726	12,849,660
Diluted	2,332,726	2,365,854	2,332,726	12,849,660	2,679,438	2,332,726	12,849,660

Other Financial Data:
EBITDA(8)	$37,617	$46,909	$27,804	$(106)	$27,698	$23,317	$20,786
Adjusted EBITDA(8)	41,991	49,940	54,515	(106)	54,409	22,850	20,995
Cash provided by (used in):
Operating activities	$34,636	$27,201	$43,800	$(14,721)	$29,079	$23,887	$17,372
Investing activities(9)	(29,855)	(42,325)	123,118	(260,207)	(137,089)	(28,980)	(16,954)
Financing activities	3,195	8,664	(202,171)	301,141	(98,970)	2,952	4,809
Capital expenditures, net(9)	29,855	42,325	46,882	—	46,882	32,836	20,881

Store Operating Data:
Number of retail stores (end of period)	305	306			319	316	320
Number of wholesale dealer locations supplied (end of period)	332	333			346	338	352
Average per retail store:
Merchandise revenue (in thousands)	$916	$998			$1,055	$528	$566
Motor fuel gallons (in thousands)	1,077	1,125			1,186	607	645
Merchandise same store sales growth(10)	4.1%	4.8%			3.6%	6.6%	4.9%

Other Operating Data:
Merchandise margin, net of shortages	32.0%	32.2%			32.3%	32.6%	33.0%
Motor fuel gallons sold—retail	326,958	343,869			367,941	184,985	204,318
Motor fuel gallons sold—wholesale(11)	393,765	427,255			441,543	215,579	227,674
Average retail motor fuel price per gallon	$1.41	$1.70			$2.12	$1.93	$2.44
Retail motor fuel gross profit cents per gallon	11.9 ¢	12.7 ¢			13.6 ¢	10.9 ¢	12.2 ¢
Wholesale motor fuel gross profit cents per gallon	4.3 ¢	4.1 ¢			5.5 ¢	4.3 ¢	5.4 ¢

As of July 2, 2006
(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$9,343
Working capital (deficit)(12)	(6,014)
Total assets	390,801
Total debt	181,370
Members’ Interest	57,618

(1)	The fiscal year ended January 2, 2005 contained 53 weeks of operations for the retail segment, while all other fiscal years reported and referenced contained 52 weeks.
(2)	The statement of operations data for fiscal 2005 reflects the combined results of 352 days of our predecessor, Susser Holdings, L.L.C., and 12 days of Stripes Holdings LLC. Historical results are not necessarily indicative of the results to be expected in the future.
(3)	Includes a royalty fee for licensing the Circle K trade name under a license agreement that expires in November 2006. We plan to rebrand our stores to the Stripes brand during the second half of 2006, after which this royalty payment, which was $3.4 million for the fiscal year ended January 1, 2006, and $1.9 million and $1.7 million for the six months ended July 2, 2006 and July 3, 2005, respectively, will be eliminated. To support our proprietary Stripes brand, we intend to increase our annual marketing expense by approximately $0.8 million per year. Also includes non-cash stock based compensation expenses of $1.2 million for the fiscal year ended January 1, 2006 and $0.2 million for the six months ended July 2, 2006, and cash stock compensation expenses of $17.3 million related to the December 2005 transactions.
(4)	Includes loss (gain) on disposal of assets, impairment charges, depreciation, amortization and accretion.
(5)	Other miscellaneous represents income from a non-consolidated joint venture, minority interest income of our consolidated subsidiary and other non-operating income. For the fiscal year ended January 1, 2006, it includes (A) $9.8 million of expenses related to the December 2005 transactions charged to miscellaneous expense (see Note 3 in our consolidated financial statements included in this prospectus) and (B) the realization of a $1.4 million gain on the sale of certain warrants.
(6)	Includes partial year results and gain on disposal of our Fleet Card operations in September 2002. For more information, see Note 16 in our consolidated financial statements included in this prospectus).
(7)	Immediately prior to this offering, Stripes Holdings LLC will merge with a subsidiary of Susser Holdings Corporation, with the former holders of membership units in Stripes Holdings LLC receiving shares of common stock of Susser Holdings Corporation. See “Corporate Formation Transactions.”
(8)	We define EBITDA as net income before interest expense, net, income taxes and depreciation, amortization and accretion. Adjusted EBITDA further adjusts EBITDA by excluding cumulative effect of changes in accounting principles, discontinued operations, non-cash stock based compensation expense, and certain other operating expenses that are reflected in our net income that we do not believe are indicative of our ongoing core operations, such as significant transaction expenses associated with the December 2005 transactions and the gain or loss on disposal of assets and impairment charges. In addition, those expenses that we have excluded from our presentation of Adjusted EBITDA (along with our royalty expenses, marketing expenses and other items) are also excluded in measuring our covenants under our revolving credit facility and the indenture governing our senior notes.

We believe that Adjusted EBITDA is useful to investors in evaluating our operating performance because

•	it is used as a performance and liquidity measure under our subsidiaries’ revolving credit facility and the indenture governing our senior notes, including for purposes of determining whether they have satisfied certain financial performance maintenance covenants and our ability to borrow additional indebtedness and pay dividends to us;

•	securities analysts and other interested parties use it as a measure of financial performance and debt service capabilities;

•	it facilitates management’s ability to measure operating performance of our business because it assists us in comparing our operating performance on a consistent basis since it removes the impact of items not directly resulting from our retail convenience stores and wholesale motor fuel distribution operations;

•	it is used by our management for internal planning purposes, including aspects of our consolidated operating budget, capital expenditures, as well as for segment and individual site operating targets; and

•	it is used by our board of directors and management for determining certain management compensation targets and thresholds.

EBITDA and Adjusted EBITDA are not recognized terms under GAAP and do not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. EBITDA and Adjusted

EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•	they do not reflect significant interest expense, or the cash requirements necessary to service interest or principal payments on our revolving credit facility or senior notes;

•	they do not reflect payments made or future requirements for income taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements; and

•	because not all companies use identical calculations, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

(footnotes continued on following page)

The following table presents a reconciliation of net income to EBITDA and Adjusted EBITDA:

	Predecessor			Company	Predecessor & Company Combined	Predecessor		Company
	Fiscal Year Ended		352 Days Ended December 20, 2005	12 Days Ended January 1, 2006	Fiscal Year Ended January 1, 2006	Unaudited Six Months Ended
	December 28, 2003	January 2, 2005				July 3, 2005		July 2, 2006
	(dollars in thousands)
Net income (loss)	$678	$6,047	$(18,992)	$(1,650)	$(20,642)	$3,989		$(190)
Depreciation, amortization & accretion	22,734	26,257	29,269	936	30,205	12,318		11,558
Interest expense, net	14,205	14,605	17,527	608	18,135	7,010		9,418
Income tax	—	—	—	—	—	—		—

EBITDA	$37,617	$46,909	$27,804	$(106)	$27,698	$23,317		$20,786
Cumulative effect of changes in accounting principles	2,079	—	—	—	—	—		—
Discontinued operations	(90)	—	—	—	—	—		—
Non-cash stock based compensation expense	47	1,705	1,188	—	1,188	—		226
Management fee	—	—	—	—	—	—		372
Loss (gain) on disposal of assets and impairment charge(a)	2,446	1,383	(641)	—	(641)	(819)		(277)
Other miscellaneous(b)	(108)	(57)	26,164	—	26,164	352		(112)

Adjusted EBITDA	$41,991	$49,940	$54,515	$(106)	$54,409 (c)	$22,850	(c)	$20,995 (c)

(a)	Fiscal 2003 includes a loss of $1.5 million recorded on disposal of assets and $0.9 million of impairment charges on assets held for sale. Fiscal 2004 includes a loss of $0.8 million on disposal of assets and $0.6 million of impairment charges on assets held for sale. Fiscal 2005 includes a net gain of $0.6 million on disposal of assets held for sale.
(b)	Other miscellaneous charges represent income from a non-consolidated joint venture and other non-operating income. In addition, fiscal year ended 2005 included transaction costs associated with the December 2005 transactions of $27.1 million, offset by a gain of $1.4 million on the sale of certain warrants.
(c)	Includes a royalty fee for licensing the Circle K trade name under a license agreement that expires in November 2006. We plan to rebrand our stores to the Stripes brand during the second half of 2006, after which this royalty payment, which was $3.4 million for the fiscal year ended January 1, 2006, and $1.9 million and $1.7 million for the six months ended July 2, 2006 and July 3, 2005, respectively, will be eliminated. To support our proprietary Stripes brand, we intend to increase our annual marketing expense by approximately $0.8 million per year.

(footnotes continued on following page)

The following table presents a reconciliation of net cash provided by (used in) operating activities to EBITDA and Adjusted EBITDA:

	Predecessor			Company	Predecessor & Company Combined	Predecessor	Company
	Fiscal Year Ended		352 Days Ended December 20, 2005	12 Days Ended January 1, 2006	Fiscal Year Ended January 1, 2006	Unaudited Six Months Ended
	December 28, 2003	January 2, 2005				July 3, 2005	July 2, 2006
	(dollars in thousands)
Net cash provided by (used in) operating activities	$34,636	$27,201	$43,800	$(14,721)	$29,079	$23,887	$17,372
Changes in operating assets & liabilities	(6,830)	8,612	(15,376)	14,013	(1,363)	(8,358)	(6,097)
Gain (loss) on disposal of assets	(2,446)	(1,391)	641	—	641	819	277
Non-cash stock based compensation expense	(47)	(1,705)	(18,495)	—	(18,495)	—	(226)
Minority interest	(65)	(63)	(70)	(6)	(76)	(41)	(26)
Fair market value in nonqualifying derivatives	243	(350)	(223)	—	(223)	—	68
Interest expense, net	14,205	14,605	17,527	608	18,135	7,010	9,418
Cumulative effects of changes in accounting principles	(2,079)	—	—	—	—	—	—

EBITDA	$37,617	$46,909	$27,804	$(106)	$27,698	$23,317	$20,786
Cumulative effects of changes in accounting principles	2,079	—	—	—	—	—	—
Discontinued operations	(90)	—	—	—	—	—	—
Non-cash stock based compensation expense	47	1,705	1,188	—	1,188	—	226
Management fee	—	—	—	—	—	—	372
Loss (gain) on disposal of assets	2,446	1,383	(641)	—	(641)	(819)	(277)
Other miscellaneous	(108)	(57)	26,164	—	26,164	352	(112)

Adjusted EBITDA	$41,991	$49,940	$54,515	$(106)	$54,409	$22,850	$20,995

(9)	Gross capital expenditures less proceeds from sale/leaseback transactions and asset disposals, including the December 2005 sale-leaseback transaction resulting in $170 million in gross proceeds. Capital expenditures, net excludes $170 million sale-leaseback transaction in December 2005.
(10)	We include a store in the same store sales base in its thirteenth full month of operation.
(11)	Excludes intercompany sales to our retail segment.
(12)	Working capital (deficit) is defined as total current assets (excluding cash and cash equivalents) less total current liabilities (excluding current maturities of long term debt).

RISK FACTORS

You should carefully consider the risks described below before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could negatively impact our results of operations or financial condition in the future. If any of such risks actually occur, our business, financial condition or results of operations could be materially affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risk Factors Related to Our Business

The convenience store industry is highly competitive and impacted by new entrants. Increased competition could result in lower margins.

The convenience store industry in the geographic areas in which we operate is highly competitive and marked by ease of entry and constant change in the number and type of retailers offering products and services of the type we sell in our stores. We compete with other convenience store chains, independently owned convenience stores, motor fuel stations, supermarkets, drugstores, discount stores, dollar stores, club stores and hypermarkets. In recent years, several non-traditional retailers, such as supermarkets, club stores and hypermarkets, have impacted the convenience store industry, particularly in the geographic areas in which we operate, by entering the motor fuel retail business. These non-traditional motor fuel retailers have captured a significant share of the motor fuels market, and we expect their market share will continue to grow. In some of our markets, our competitors have been in existence longer and have greater financial, marketing and other resources than we do. As a result, our competitors may be able to respond better to changes in the economy and new opportunities within the industry. To remain competitive, we must constantly analyze consumer preferences and competitors’ offerings and prices to ensure that we offer a selection of convenience products and services at competitive prices to meet consumer demand. We must also maintain and upgrade our customer service levels, facilities and locations to remain competitive and attract customer traffic to our stores. We may not be able to compete successfully against current and future competitors, and competitive pressures faced by us could have a material adverse effect on our business, liquidity and results of operations.

Historical prices for motor fuel have been volatile and significant changes in such prices in the future may adversely affect our profitability.

During the twelve months ended July 2, 2006, and during the fiscal year ended January 1, 2006, our motor fuel revenue accounted for 83.2%, and 81.5%, of total revenues and our combined retail and wholesale motor fuel gross profit accounted for 37.8%, and 36.8%, of combined retail and wholesale gross profit, respectively. During the twelve months ended July 2, 2006, and during the fiscal year ended January 1, 2006, motor fuel accounted for 29.4%, and 28.8%, of our retail division’s gross profit, respectively. Crude oil and domestic wholesale petroleum markets are volatile. General political conditions, acts of war or terrorism and instability in oil producing regions, particularly in the Middle East, Russia, Africa and South America, could significantly impact crude oil supplies and wholesale petroleum costs. Significant increases and volatility in wholesale petroleum costs could result in significant increases in the retail price of petroleum products and in lower motor fuel gross margin per gallon. Increases in the retail price of petroleum products could impact consumer demand for motor fuel and convenience merchandise. This volatility makes it extremely difficult to predict the impact future wholesale cost fluctuations will have on our operating results and financial condition. Dramatic increases in crude oil prices squeeze retail fuel margins because fuel costs typically increase faster than retailers are able to pass along the increases to customers. Rising fuel prices also put pressure on volumes because we typically lead upward price moves due to our market share. Higher fuel prices trigger higher credit card expenses, because credit card fees are calculated as a percentage of the transaction amount, not as a percentage of gallons sold. A significant change in any of these factors could materially impact our motor fuel gallon volumes, motor fuel gross profit and overall customer traffic, which in turn could have a material adverse effect on our business, liquidity and results of operations.

Wholesale cost increases and excise tax increases on cigarettes could adversely impact our revenues and profitability.

During the twelve months ended July 2, 2006, and during the fiscal year ended January 1, 2006, sales of cigarettes accounted for 2.8%, and 3.2%, of our total revenue and 5.9%, and 6.5%, of our total gross profit and 4.7% and 7.3%, and 6.9% and 7.6%, of our retail division’s revenues and gross profit, respectively. Significant increases in wholesale cigarette costs and tax increases on cigarettes may have an adverse effect on unit demand for cigarettes. Cigarettes are subject to substantial and increasing excise taxes on both a state and federal level. The Texas legislature recently enacted legislation to increase cigarette taxes by $1 per pack effective January 1, 2007. Increased excise taxes may result in declines in overall sales volume. Currently, major cigarette manufacturers offer rebates to retailers. We include these rebates as a component of our gross margin from sales of cigarettes. In the event these rebates are no longer offered, or decreased, our wholesale cigarette costs will increase accordingly. In general, we attempt to pass price increases on to our customers. However, due to competitive pressures in our markets, we may not be able to do so. In addition, reduced retail display allowances on cigarettes offered by cigarette manufacturers negatively impact gross margins. These factors could materially impact our retail price of cigarettes, cigarette unit volume and revenues, merchandise gross profit and overall customer traffic, which could in turn have a material adverse effect on our business, liquidity and results of operations.

Future legislation and campaigns to discourage smoking may have a material adverse effect on our revenues and gross profit.

Future legislation and national, state and local campaigns to discourage smoking could have a substantial impact on our business, as consumers adjust their behaviors in response to such legislation and campaigns. Reduced demand for cigarettes could have a material adverse effect on sales of, and margins for, the cigarettes we sell.

We may incur costs or liabilities as a result of adverse publicity resulting from litigation concerning food quality, health and other issues that can cause customers to avoid our restaurants.

Negative publicity, regardless of whether the allegations are valid, concerning food quality, food safety or other health concerns, restaurant facilities, employee relations or other matters related to our operations may materially adversely affect demand for our food and could result in a decrease in customer traffic to our restaurants. Additionally, we may be the subject of complaints or litigation arising from food-related illness or injury in general which could have a negative impact on our business.

It is critical to our reputation that we maintain a consistent level of high quality at our restaurants. Health concerns, poor food quality or operating issues stemming from one restaurant or a limited number of restaurants can materially adversely affect the operating results of some or all of our restaurants and harm our Laredo Taco Company brand.

The wholesale motor fuel distribution industry is characterized by intense competition and fragmentation and our failure to effectively compete could result in lower margins.

The market for distribution of wholesale motor fuel is highly competitive and fragmented, which results in narrow margins. We have numerous competitors, some of which may have significantly greater resources and name recognition than we do. We rely on our ability to provide value added reliable services and to control our operating costs in order to maintain our margins and competitive position. If we were to fail to maintain the quality of our services, customers could choose alternative distribution sources and our margins could decrease. Furthermore, there can be no assurance that major oil companies will not decide to distribute their own products in direct competition with us or that large customers will not attempt to buy directly from the major oil companies. The occurrence of any of these events could have a material adverse effect on our business, liquidity and results of operations.

The operation of our stores in close proximity to our dealers’ stores may result in direct competition which may affect the relationship with our dealers.

We have some stores that are in close proximity to our dealers’ stores in which case we are directly competing with our dealers. This may lead to disagreements with our dealers, and if the disagreements are not resolved amicably the dealers may initiate litigation which could result in our paying damages to the dealer or termination of our agreements with the dealer.

Our motor fuel operations are subject to inherent risk, and insurance, if available, may not adequately cover any such exposure. The occurrence of a significant event or release that is not fully insured could have a material adverse effect on our business.

We operate retail outlets that sell refined petroleum products and distribute motor fuel to our wholesale customers. The presence of flammable and combustible products at our facilities provides the potential for fires and explosions that could destroy both property and human life. These products, almost all of which are liquids, also have the potential to cause environmental damage if improperly handled or released. Insurance is not available against all operational risks, especially environmental risks, and there is no assurance that insurance will be available in the future. In addition, as a result of factors affecting insurance providers, insurance premiums with respect to renewed insurance policies may increase significantly compared to what we currently pay. The occurrence of a significant event or release that is not fully insured could have a material adverse effect on our business, liquidity and results of operations.

Decreases in consumer spending, travel and tourism in the areas we serve could adversely impact our business.

In the convenience store industry, customer traffic is generally driven by consumer preferences and spending trends, growth rates for automobile and commercial truck traffic and trends in travel, tourism and weather. Changes in economic conditions generally or in South Texas specifically could adversely impact consumer spending patterns and travel and tourism in our markets, which could have a material adverse effect on our business, liquidity and results of operations.

The industries in which we operate are subject to seasonal trends, which may cause our operating costs to fluctuate, affecting our earnings.

We experience more demand for our merchandise, food and motor fuel during the late spring and summer months than during the fall and winter. Travel, recreation and construction are typically higher in these months in the geographic areas in which we operate, increasing the demand for the products that we sell and distribute. Therefore, our revenues are typically higher in the second and third quarters of our fiscal year. As a result, our results from operations may vary widely from period to period, affecting our earnings.

Severe storms could adversely affect our business by damaging our facilities or our suppliers’ operations or lowering our sales volumes.

Substantially all of our stores are located in South Texas. Although South Texas is generally known for its mild weather, the region is susceptible to severe storms, including hurricanes. A severe storm could damage our facilities or suppliers and could have a significant impact on consumer behavior, travel and convenience store traffic patterns, as well as our ability to operate our locations. This could have a material adverse effect on our business, liquidity and results of operations.

Any devaluation of the Mexican peso, or imposition of restrictions on the access of citizens of Mexico to the United States, could adversely affect our business and financial condition by lowering our sales volumes for our stores located near the U.S.-Mexico border.

Even though we do not currently accept the Mexican peso for purchases made at our convenience stores, a devaluation of the Mexican peso could negatively affect the exchange rate between the peso and the U.S. dollar, which would result in reduced purchasing power on the part of our customers who are citizens of Mexico. Approximately 52% of our convenience stores, which accounted for 54% of our 2005 revenues, are located in the Rio Grande Valley and Laredo, which are in close proximity to Mexico. In the event of a devaluation in the Mexican peso, revenues attributable to those stores could be reduced.

In recent years, there have been a variety of legislative proposals to limit immigration to the United States. If one or more proposals were to be adopted and had the effect of curtailing such immigration, this would likely result in a decline in the growth of the Hispanic market, which may have an adverse effect on our abilities to achieve our growth strategies and our ability to expand our business in the markets in which we currently operate and may operate in the future. Further, such restrictions may limit the ability of citizens of Mexico to cross the border into the United States, and in that case, revenues attributable to our convenience stores regularly frequented by citizens of Mexico could be reduced, which may have a material adverse effect on our business, liquidity and results of operations.

Our success and future growth depends in part on our ability to open and profitably operate new retail convenience stores.

We may not be able to open all of the convenience stores discussed in our expansion strategy and any new stores we open may not be profitable, either of which would have a material adverse impact on our financial results. There are several factors that could affect our ability to open and profitably operate new stores. These factors include:

•	competition in our targeted market areas;

•	the inability to identify and acquire suitable sites or to negotiate acceptable leases for such sites;

•	difficulties with hiring, training and retaining skilled personnel, including store managers;

•	difficulties in adapting our distribution and other operational and management systems to an expanded network of stores;

•	the potential inability to obtain adequate financing to fund our expansion;

•	limitations on capital expenditures contained in our revolving credit facility;

•	difficulties in obtaining governmental and other third-party consents, permits and licenses needed to operate additional stores; and

•	challenges associated with the financing, consummation and integration of any acquisition.

Although we have preliminarily selected sites and/or secured leases for most of the stores we intend to open in 2006, we have not yet done so for 2007 and beyond.

Our inability to successfully integrate acquired sites and businesses could adversely affect our business.

Acquiring sites and businesses involve risks that could cause our actual growth or operating results to differ adversely compared to expectations. For example:

•	During the acquisition process, we may fail or be unable to discover some of the liabilities of businesses that we acquire. These liabilities may result from a prior owner’s noncompliance with applicable federal, state or local laws;

•	We may not be able to obtain the necessary financing on favorable terms, or at all, to finance any of our potential acquisitions;

•	We may fail to successfully integrate or manage acquired convenience stores;

•	Focusing on acquisitions could divert the attention of our senior management from focusing on our core business;

•	Acquired convenience stores may not perform as we expect or we may not be able to obtain the cost savings and financial improvements we anticipate; and

•	We face the risk that our existing financial controls, information systems, management resources and human resources will need to grow to support future growth.

Compliance with and liability under state and federal environmental regulations, including those that require investigation and remediation activities, may require significant expenditures or result in liabilities that could have a material adverse effect on our business.

Our business is subject to various federal, state and local environmental laws and regulations, including those relating to underground storage tanks, the release or discharge of hazardous materials into the air, water and soil, the generation, storage, handling, use, transportation and disposal of hazardous materials, the exposure of persons to hazardous materials, and the health and safety of our employees. A violation of, liability under or compliance with these laws or regulations or any future environmental laws or regulations, could have a material adverse effect on our business, liquidity and results of operations.

Certain environmental laws, including the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), impose strict, and under certain circumstances, joint and several, liability on the owner and operator as well as former owners and operators of properties for the costs of investigation, removal or remediation of contamination and also impose liability for any related damages to natural resources without regard to fault. In addition, under CERCLA and similar state laws, as persons who arrange for the transportation, treatment or disposal of hazardous substances, we also may be subject to similar liability at sites where such hazardous substances come to be located. We may also be subject to third party claims alleging property damage and/or personal injury in connection with releases of or exposure to hazardous substances at, from or in the vicinity of our current or former properties or off-site waste disposal sites. The costs associated with the investigation and remediation of contamination, as well as any associated third party claims, could be substantial, and could have a material adverse effect on our business, liquidity and results of operations. In addition, the presence or failure to remediate identified or unidentified contamination at our properties could potentially materially adversely affect our ability to sell or rent such property or to borrow money using such property as collateral.

We are required to make financial expenditures to comply with regulations governing underground storage tanks adopted by federal, state and local regulatory agencies. Compliance with existing and future environmental laws regulating underground storage tank systems of the kind we use may require significant capital expenditures in the future. These expenditures may include upgrades, modifications, and the replacement of underground storage tanks and related piping to comply with current and future regulatory requirements designed to ensure the detection, prevention, investigation and remediation of leaks and spills.

In addition, the Federal Clean Air Act and similar state laws impose requirements on emissions to the air from motor fueling activities in certain areas of the country, including those that do not meet state or national ambient air quality standards. These laws may require the installation of vapor recovery systems to control emissions of volatile organic compounds to the air during the motor fueling process. While we believe we are in material compliance with all applicable regulatory requirements with respect to underground storage tank systems of the kind we use, the regulatory requirements may become more stringent or apply to an increased number of underground storage tanks in the future, which would require additional, potentially material, expenditures.

We are required to comply with federal and state financial responsibility requirements to demonstrate that we have the ability to pay for cleanups or to compensate third parties for damages incurred as a result of a release of regulated materials from our underground storage tank systems. We seek to comply with these requirements by maintaining insurance which we purchase from private insurers and in certain circumstances, rely on applicable state trust funds, which are funded by underground storage tank registration fees and taxes on wholesale purchase of motor fuels. The coverage afforded by each fund varies and is dependent upon the continued maintenance and solvency of each fund. More specifically, in Texas, we meet our financial responsibility requirements by state trust fund coverage for claims asserted prior to December 1998 (claims reported after that date are ineligible for reimbursement) and meet such requirements for claims asserted after that date through insurance purchased from a private mutual insurance company funded by tank owners in Texas. In Oklahoma, we meet our financial responsibility requirements by state trust fund coverage for cleanup liability and meet the requirements for third party liability through private insurance.

We are currently responsible for investigating and remediating contamination at a number of our current and former properties. We are entitled to reimbursement for certain of these costs under various third party contractual indemnities, state trust funds and insurances policies, subject to eligibility requirements, deductibles, per incident, annual and aggregate caps. To the extent third parties (including insurers and state trust funds) do not pay for investigation and remediation as we anticipate, and/or insurance is not available, and/or the state trust funds cease to exist or become insolvent, we will be obligated to make these additional payments, which could materially adversely affect our business, liquidity and results of operations.

We believe we are in material compliance with applicable environmental requirements; however, we cannot assure you that violations of these requirements will not occur. Although we have a comprehensive environmental, health and safety program, we may not have identified all of the environmental liabilities at all of our current and former locations; material environmental conditions not known to us may exist; future laws, ordinances or regulations may impose material environmental liability or compliance costs on us; or a material environmental condition may otherwise exist as to any one or more of our locations. In the future, we may incur substantial expenditures for remediation of contamination that has not been discovered at existing locations or locations that we may acquire. Furthermore, new laws, new interpretations of existing laws, increased governmental enforcement of existing laws or other developments could require us to make additional capital expenditures or incur additional liabilities. The occurrence of any of these events could have a material adverse effect on our business, liquidity and results of operations.

We have received notice from the Texas Commission on Environmental Quality (TCEQ) that we may be a responsible party at a site referred to as the Industrial Roads/Industrial Metals State Superfund Site in Nueces County, Texas.

We have received notice from the Texas Commission on Environmental Quality (TCEQ) that the TCEQ considers us, in addition to many other entities, to be a responsible party at a site referred to as the Industrial Roads/Industrial Metals State Superfund Site in Nueces County, Texas. Based on currently available information, we do not believe our liability, if any, will be material.

Failure to comply with state laws regulating the sale of alcohol and cigarettes may result in the loss of necessary licenses and the imposition of fines and penalties on us, which could have a material adverse effect on our business.

State laws regulate the sale of alcohol and cigarettes. A violation or change of these laws could adversely affect our business, financial condition and results of operations because state and local regulatory agencies have the power to approve, revoke, suspend or deny applications for, and renewals of, permits and licenses relating to the sale of these products or to seek other remedies. Such a loss or imposition could have a material adverse effect on our business, liquidity and results of operations.

Failure to comply with the other state and federal regulations we are subject to may result in penalties or costs that could have a material adverse effect on our business.

Our business is subject to various other state and federal regulations including, but not limited to, employment laws and regulations, minimum wage requirements, overtime requirements, working condition requirements, citizenship requirements and other laws and regulations. Any appreciable increase in the statutory minimum wage rate, income or overtime pay, adoption of mandated health benefits, or changes to immigration laws and citizenship requirements would likely result in an increase in our labor costs and such cost increase, or the penalties for failing to comply with such statutory minimums or regulations, could have a material adverse effect on our business, liquidity and results of operations.

We depend on one principal supplier for a substantial portion of our merchandise inventory. A disruption in supply or a change in our relationship could have a material adverse effect on our business.

We purchase approximately 41% of our general merchandise, including most cigarettes and grocery items, from a single wholesale grocer, McLane Company, Inc., or McLane. McLane has been a supplier of ours since 1992. We have a contract with McLane until December 2007, but we may not be able to renew the contract when it expires. A change of merchandise suppliers, a disruption in supply or a significant change in our relationship with McLane could have a material adverse effect on our business, liquidity and results of operations.

We currently depend on two principal suppliers for the majority of our motor fuel. A disruption in supply or an unexpected change in our supplier relationships could have a material adverse effect on our business.

CITGO and Chevron supplied approximately 57% and 26%, respectively, of our motor fuel purchases in fiscal 2005. We have been distributors for CITGO and Chevron since 1988 and 1996, respectively. We have contracts with each of CITGO and Chevron until January 2007 and March 2008.

On July 28, 2006, we entered into a new supply agreement with Valero Marketing and Supply Company to supply all of our retail stores with motor fuel that are currently supplied by CITGO and selected wholesale locations. In connection with this new supply agreement, we will be required to rebrand all of our existing retail stores that are currently supplied by CITGO to the Valero or Shamrock brand or the Stripes brand. Under the terms of our supply agreement with Valero, our failure to rebrand the required number of stores to the Valero brand by July 2007 may result in a default which may cause the agreement to be cancelled by Valero. We estimate our cost to remove the CITGO brand from our retail stores and rebrand to Valero, Shamrock or Stripes to be approximately $11 million to $13 million in capital expenditures, although the total actual costs are difficult to predict and could be greater than estimated. An inability to timely transition the rebranding of our retail stores by July 2007, and cost overruns all could have a material adverse effect on our business, liquidity and results of operations.

We depend on one principal transportation provider for the transportation of substantially all of our motor fuel. Thus, a change of providers or a significant change in our relationship could have a material adverse effect on our business.

Substantially all of the motor fuel distributed by our wholesale division is transported from refineries to our convenience stores and contracted dealer locations by motor fuel transport trucks. We have a contract with Coastal Transport Co., Inc. for this service which may be terminated by either party upon six months’ notice. A change of transportation providers, a disruption in service or a significant change in our relationship with Coastal Transport Co., Inc. could have a material adverse effect on our business, liquidity and results of operations.

The rebranding of our stores and rebranding of our motor fuel may adversely affect our business.

In connection with the expiration of our license agreement with TMC Franchise Corporation pursuant to which we license the use of the Circle K name, we will change the name of our convenience stores to “Stripes”

and launch a rebranding initiative in which we will change the flag on the storefront for our retail segment and some of the trademarks and trade names under which we conduct our business. Under the terms of the license from TMC Franchise Corporation, we will have only a limited amount of time to continue to use the Circle K name upon expiration of the license and the transition to the Stripes brand will occur rapidly. The impact of the change in trademarks and trade names and of other changes on our business and operations cannot be fully predicted, and the lack of an established brand image for the Stripes name in the convenience store marketplace may cause a disruption in sales and adversely affect our business. In addition, although we will no longer be required to make payments to Circle K, the costs of effecting the name change will be substantial. We estimate these costs to be approximately $7.5 million of capital expenditures, although the total actual costs are difficult to predict and could be greater than this estimate.

We recently entered into a new long-term supply agreement with Valero Marketing and Supply Company to replace the motor fuel that is currently being supplied by CITGO to our retail stores, as well as selected wholesale locations. Under the terms of our new supply agreement, we are required to rebrand all of our existing retail stores that are currently supplied by CITGO to the Valero or Shamrock brand or the Stripes brand. The Valero, Shamrock or Stripes image, credit card and other programs may not be accepted as well as the CITGO brand and credit card, and we cannot predict other business impacts of any such rebranding. A lack of acceptance of the Valero brands in the marketplace could have a material adverse effect on our business, liquidity and results of operations.

Because we depend on our senior management’s experience and knowledge of our industry, we would be adversely affected were we to lose key members of our senior management team.

We are dependent on the continued efforts of our senior management team. If, for any reason, our senior executives do not continue to be active in management, our business, financial condition or results of operations could be adversely affected. We may not be able to attract and retain additional qualified senior personnel as needed in the future. In addition, other than Sam L. Susser, we do not maintain key man life insurance on our senior executives and other key employees. We also rely on our ability to recruit qualified store managers, regional managers and other store personnel. Failure to continue to attract these individuals at reasonable compensation levels could have a material adverse effect on our business, liquidity and results of operations.

We compete with other businesses in our market with respect to attracting and retaining qualified employees.

Our continued success depends on our ability to attract and retain qualified personnel in all areas of our business. We compete with other businesses in our market with respect to attracting and retaining qualified employees. A tight labor market, increased overtime and a higher full-time employee ratio may cause labor costs to increase. A shortage of qualified employees may require us to enhance wage and benefits packages in order to compete effectively in the hiring and retention of qualified employees or to hire more expensive temporary employees. No assurance can be given that our labor costs will not increase, or that such increases can be recovered through increased prices charged to customers.

Terrorist attacks and threatened or actual war may adversely affect our business.

Our business is affected by general economic conditions and fluctuations in consumer confidence and spending, which can decline as a result of numerous factors outside of our control. Terrorist attacks or threats, whether within the United States or abroad, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions impacting our suppliers or our customers may adversely impact our operations. As a result, there could be delays or losses in the delivery of supplies to us, decreased sales of our products and extension of time for payment of accounts receivable from our customers. Specifically, strategic targets such as energy related assets (which could include refineries that produce the motor fuel we purchase or ports in which crude oil is delivered) may be at greater risk of future terrorist attacks than other targets in the United States. These occurrences could have an adverse impact on energy prices, including prices for our products, and an adverse impact on the margins from our operations. In addition, disruption or significant increases in energy prices could result in government imposed price controls. Any or a combination of these occurrences could have a material adverse effect on our business, liquidity and results of operations.

Given the introduction of ethanol into gasoline in certain markets, insufficient ethanol supplies to our fuel suppliers may result in fuel supply disruption to us, which could have an adverse effect on our wholesale and retail gasoline business

Effective in April 2006, our fuel suppliers in the Houston, Texas area announced that they will no longer sell reformulated gasoline containing MTBE and will only sell reformulated gasoline containing ethanol. Ethanol-based gasoline formulas cannot be sent through pipelines to terminals in the same way MTBE formula gasoline can and therefore must be mixed at the distribution terminal. In the event there is insufficient ethanol available to our refineries who supply our wholesale distribution business, fuel supply to our Houston area store or dealers could be temporarily interrupted, resulting in lost sales or increased price volatility. This interruption in the fuel supply as a result of a shortage of ethanol could have a material adverse effect on our wholesale and retail gasoline business located in the Houston, Texas area. No material interruption of fuel supply has occurred to date since the introduction of gasoline containing ethanol.

Our indebtedness could adversely affect our financial health.

We have a significant amount of indebtedness. As of July 2, 2006, we had consolidated debt of approximately $181.4 million. As of July 2, 2006, our availability under our revolving credit facility for borrowing or issuing additional letters of credit was approximately $35.7 million.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our debt and our leases;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt and lease obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less indebtedness or better access to capital by, for example, limiting our ability to enter into new markets or renovate our stores; and

•	limit our ability to borrow additional funds in the future.

If we are unable to meet our debt and lease obligations, we could be forced to restructure or refinance our obligations, seek additional equity financing or sell assets, which we may not be able to do on satisfactory terms or at all.

Our outstanding senior notes and revolving credit facility contain restrictive covenants that limit our operating flexibility.

The indenture governing our 10 5/8% senior notes due 2013 and our revolving credit facility contain covenants that, among other things and subject to various exceptions, restrict our ability to take certain actions, even if we believe them to be in our best interest. These covenants include restrictions on our ability to:

•	incur additional debt;

•	make restricted payments (including paying dividends on, redeeming or repurchasing our capital stock);

•	dispose of our assets;

•	grant liens on our assets;

•	engage in transactions with affiliates;

•	merge or consolidate or transfer substantially all of our assets; and

•	enter into sale/leaseback transactions.

A violation of any of these covenants could result in an event of default and could trigger cross defaults under other indebtedness, which would allow the lenders or noteholders to accelerate their debt and require us to repay all of our outstanding debt. In addition, our revolving credit facility imposes limitations on our operating flexibility and ability to acquire new business; however, we can complete such acquisitions with our lenders’ consent. The instruments governing any indebtedness that we may incur in the future may also contain similar or additional limitations.

We will face new challenges and increased costs in connection with our operation as an independent public company.

We expect to incur additional expenditures related to the implementation of the new infrastructure and various procedures that we will require to function adequately as an independent public company. We also expect that the obligations of being a public company after this offering, including substantial public reporting and investor relations obligations, will place additional demands on our management and will require the hiring of additional personnel, particularly in light of the various SEC regulations and Nasdaq Global Market listing requirements.

We will be required to report the effectiveness of the internal controls over financial reporting of our business in our annual report on Form 10-K for 2007.

Section 404 of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission promulgated thereunder require our annual reports to contain a report of management’s assessment of the effectiveness of internal controls over financial reporting and an attestation of our independent registered public accounting firm as to that management report. Our first management internal controls report, as well as our first auditor attestation of that report, will be required to be included commencing with our annual report on Form 10-K for 2007. The evaluation of our systems and the documentation of such systems that we will need to comply with Section 404 will be both costly and time-consuming. We have only recently begun the work necessary to comply with Section 404 and cannot estimate at this time how long this process will take nor how much additional expense we will incur in completing the process. In addition, if we are unable to conclude that our internal control over financial reporting is effective as of the end of our fiscal year (or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on our management’s assessment or on the effectiveness of the internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which could, in turn, have an adverse effect on our stock price.

Risk Factors Related to the Offering

There has been no prior market for our common stock. The market price for our common stock could be volatile, which could cause the value of your investment to decline.

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The market price for our common stock will vary from the initial public offering price after trading commences, and you may not be able to resell your shares of common stock at or above the initial offering price. The stock market has experienced extreme volatility, and this volatility has often been unrelated to the operating performance of particular companies. An active public market for our common stock may not develop or continue after the offering. If a market does not develop or continue, you may not be able to sell your common stock at or above our initial public offering price or at all. The initial public offering price will be determined by negotiation between us and the underwriters based upon a number of factors and may not be indicative of future market prices for our common stock. This could result in substantial losses for investors. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

•	quarterly and seasonal variations in operating results;

•	changes in financial estimates and investment recommendations or ratings by securities analysts relating to our common stock;

•	announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;

•	publicity about our company, our services and systems or our competitors in general;

•	additions or departures of key personnel;

•	regulatory developments and initiatives relating to the convenience store and motor fuel industries;

•	any future sales of our common stock or other securities; and

•	stock market price and fluctuations in trading volume of publicly-traded companies in general and companies that operate in our industry in particular.

Future sales of our common stock by existing stockholders in the public market or the possibility or perception of such future sales could adversely affect the market price of our common stock.

Sales of substantial amounts of our stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our stock following this offering. These factors could make it more difficult for us to raise funds through future offerings of our common stock. All of the shares of our common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares of our common stock purchased by our executive officers, directors, principal stockholders and other affiliates.

Upon consummation of the offering, there will be 15,349,162 shares of our common stock outstanding, 6,000,000 shares of which will be freely tradable (unless held by one of our affiliates). If our existing stockholders sell shares of our common stock in the public market, including shares issued upon the exercise of outstanding options, or if the market perceives such sales could occur, the market price of our common stock could decline. Pursuant to Rule 144 under the Securities Act of 1933, as amended, during any three-month period our affiliates can resell up to the greater of (a) 1% of our aggregate outstanding common stock or (b) the average weekly trading volume for the four weeks prior to the sale. Sales by our existing stockholders also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate or to use equity as consideration for future acquisitions.

Although all of our existing stockholders have agreed with the underwriters to be bound by a 180-day lockup agreement (subject to extension under limited circumstances) that prohibits these holders from selling or transferring their shares of common stock, Merrill Lynch, in its sole discretion, can waive the restrictions of the lockup agreement at an earlier time without prior notice or announcement and allow these stockholders to sell their shares of common stock. If the restrictions of the lockup agreement are waived, shares of our common stock will be available for sale into the market, subject only to applicable securities rules and regulations, which would likely reduce the market price for shares of our common stock.

Following completion of this offering, we intend to register an aggregate of 2,646,409 shares of our common stock that are reserved for issuance upon the exercise of options granted or reserved for grant under our stock incentive plan. Stockholders will be able to sell these shares in the public market upon issuance, subject to restrictions under the securities laws and any applicable lockup agreements. In addition, some of our existing stockholders will have the benefit of registration rights under which they can require us to register their shares of common stock after this offering pursuant to the stockholders agreement described in the section entitled “Certain Relationships and Related Party Transactions.” See “Shares Eligible for Future Sale” for further discussion of potential future sales of our common stock.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution of your investment and may experience additional dilution in the future.

If you purchase shares of our common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will experience immediate and substantial dilution of $10.68 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price assuming the midpoint of the price range. Purchasers of shares of our common stock in this offering will have contributed approximately 44.3% of the aggregate price paid by all purchasers of our common stock, but will own approximately 39.1% of the shares of common stock outstanding after the offering. In the future, we may also acquire other companies or assets, raise additional capital or finance strategic alliances by issuing equity or issue additional options to our employees, which may result in additional dilution to you.

We do not anticipate paying dividends on our capital stock in the foreseeable future.

We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the growth of our business. In addition, the terms of our credit facility and the indenture governing our 10 5/8% senior notes due 2013 limit our ability to pay dividends on our common stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Wellspring Capital Partners III, L.P. and certain affiliates and members of our board of directors and senior management will own, collectively, approximately 60.0% of our common stock. This concentrated ownership may affect matters submitted to stockholder votes.

Following this offering, Wellspring Capital Partners III, L.P., or WCP III, together with one of its affiliates, will own, collectively, approximately 43.0% of our common stock. Sam L. Susser, our President and Chief Executive Officer and a director, and our other directors and executive officers will own, collectively, directly or indirectly, 2,604,440 shares, or approximately 17.0%, of our common stock (without giving effect to any additional shares that our directors and executive officers may purchase in this offering).

Accordingly, WCP III and its affiliates and Mr. Susser and other members of senior management each will have significant influence in matters submitted to the vote of stockholders and, should they chose to act as a group, may exercise control over the outcome of certain stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation, and the approval of mergers and other significant corporate transactions. This level of concentrated ownership may also have the effect of delaying or preventing a change in the management or voting control of Susser Holdings Corporation and the interests of these various stockholders may not be aligned with yours.

Anti-takeover provisions in our certificate of incorporation, our bylaws and Delaware law could prohibit a change of control that our stockholders may favor and could negatively affect our stock price.

Provisions in our certificate of incorporation and our bylaws and applicable provisions of the Delaware General Corporation Law may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. Our certificate of incorporation and bylaws:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt without further stockholder approval;

•	classify the board of directors into staggered three-year terms, which may lengthen the time required to gain control of our board of directors;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors;

•	limit who may call special meetings;

•	establish advance notice requirements that require any stockholder that wants to propose any matter that can be acted upon by stockholders at a stockholders’ meeting, including the nomination of candidates for election to the board of directors; and

•	require super-majority voting to effect amendments to any of the anit-takeover provisions in our certificate of incorporation or bylaws described above.

We are also subject to the provisions of Section 203 of the Delaware General Corporate Law, which limits business combination transactions with stockholders of 15% or more of our outstanding voting stock that our board of directors has not approved. These provisions and other similar provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation. These provisions may apply even if some stockholders may consider the transaction beneficial to them.

These provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for our common stock.

If we are, or become, a U.S. real property holding corporation, special tax rules may apply to a sale, exchange or other disposition of common stock by non-U.S. holders, and those holders may be less inclined to invest in our stock as they may be subject to U.S. federal income tax in certain situations.

A non-U.S. holder will be subject to U.S. federal income tax with respect to gain recognized on the sale, exchange or other disposition of our common stock if we are, or were, a “U.S. real property holding corporation,” or a USRPHC, at any time during the shorter of the five-year period ending on the date of the sale or other disposition and the period such non-U.S. holder held our common stock (such applicable shorter period, the “lookback period”). In general, we would be a USRPHC if the fair market value of our “U.S. real property interests,” as such term is defined for U.S. federal income tax purposes, equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in our trade or business. Based on our best estimate, we believe there is a significant risk that we may currently be, or may become, a USRPHC. However, because the determination of whether we are a USRPHC is fact specific and depends on the composition of our assets and other factors, some of which may be beyond our control (including, for example, fluctuations in the value of our assets), it is difficult to determine or predict whether we are or will become a USRPHC. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market (such as NASDAQ), only a non-U.S. holder who, actually or constructively, holds or held during the lookback period more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus, including without limitation, our discussion and analysis of our financial condition and results of operations, contains statements that we believe are “forward-looking statements.” These forward-looking statements generally can be identified by use of phrases such as “believe,” “plan,” “expect,” “anticipate,” “intend,” “forecast” or other similar words or phrases. Descriptions of our objectives, goals, targets, plans, strategies, costs, anticipated capital expenditures, expected cost savings, costs of our store rebranding initiative, expansion of our foodservice offerings, potential acquisitions, and potential new store openings and dealer locations, are also forward-looking statements. These forward-looking statements are based on our current plans and expectations and involve a number of risks and uncertainties that could cause actual results and events to vary materially from the results and events anticipated or implied by such forward-looking statements, including:

•	Competitive pressures from convenience stores, gasoline stations, supermarkets, hypermarkets, other non-traditional retailers located in our markets, and other wholesale fuel distributors;

•	Changes in economic conditions generally and in the markets we serve;

•	Volatility in crude oil and wholesale petroleum costs;

•	Political conditions in crude oil producing regions, including South America and the Middle East;

•	Wholesale cost increases of tobacco products;

•	Adverse publicity concerning food quality, food safety or other health concerns related to our restaurant facilities;

•	Consumer behavior, travel and tourism trends;

•	Devaluation of the Mexican peso or imposition of restrictions on access of Mexican citizens to the United States;

•	Unfavorable weather conditions;

•	Changes in state and federal environmental and other regulations;

•	Dependence on one principal supplier for merchandise, two principal suppliers for gasoline and one principal provider for the transportation of substantially all of our motor fuel;

•	Financial leverage and debt covenants;

•	Changes in the credit ratings assigned to our debt securities, credit facilities and trade credit;

•	Inability to identify, acquire and integrate new stores;

•	Dependence on senior management;

•	Acts of war and terrorism; and

•	Other unforeseen factors.

For a discussion of these and other risks and uncertainties, please refer to “Risk Factors” beginning on page 18. The list of factors that could affect future performance and the accuracy of forward-looking statements is illustrative but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. The forward-looking statements included in this prospectus are based on, and include, our estimates as of the date hereof. We anticipate that subsequent events and market developments will cause our estimates to change. However, while we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if new information becomes available in the future.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus we rely on and refer to information and statistics regarding our industry, the size of certain markets and our position within the sectors in which we compete. Some of the market and industry data contained in this prospectus are based on independent industry publications such as the “National Association of Convenience Stores State of the Industry” (dated July 2006), “Retail Forward, Inc.” (dated January 2006), U.S. Census Data or other publicly available information, while other information is based on our good faith estimates, which are derived from our review of internal surveys, and our management’s knowledge and experience in the markets in which we operate. Our estimates have also been based on information obtained from our customers, suppliers and other contacts in the markets in which we operate.

Unless otherwise noted, this prospectus assumes no exercise of the underwriters’ overallotment option.

References in this prospectus to “Susser,” “we,” “us,” and “our,” refer to Susser Holdings Corporation, Stripes Holdings LLC (our predecessor) and its subsidiaries and the business conducted by them prior to the date of this prospectus, and our consolidated subsidiaries, except in the “Description of Capital Stock” section and in other places where it is clear from the context that the term means only Susser Holdings Corporation, the issuer of common stock offered hereby. As noted elsewhere in this prospectus, immediately prior to this offering, we will complete a series of corporate formation transactions, whereby the holders of class A units and class B units of Stripes Holdings LLC will become holders of common stock of Susser Holdings Corporation. In this prospectus, we sometimes refer to the class A units and class B units and unitholders as common stock and stockholders, respectively, assuming the completion of the corporate formation transactions.

The terms “South Texas” and “core markets” refer to Brownsville, Corpus Christi, Harlingen, Laredo, McAllen, Victoria and the surrounding communities. References to years are to our fiscal years, which end on the last Sunday closest to December 31. References to “2005” are to the 52 weeks ended January 1, 2006, references to “2004” are to the 53 weeks ended January 2, 2005 and references to “2003” are to the 52 weeks ended December 28, 2003. References to the first half or six months of 2005 and 2006 refer to the 26-week periods ended July 3, 2005 and July 2, 2006, respectively.

We use “Susser Holdings Corporation,” “Stripes,” “Texas Pride,” “Bun on the Run,” “Laredo Taco Company,” “Café de la Casa” and the Stripes, Laredo Taco Company and Café de la Casa logos as our trademarks. This prospectus also may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

The Securities and Exchange Commission, or SEC, has adopted certain guidelines regarding the use of financial measures in a registration statement that do not comply with accounting principles generally accepted in the United States. EBITDA and Adjusted EBITDA, as presented in this prospectus, are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. They are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flows from operating activities as measures of our liquidity.

We define EBITDA as net income before interest expense, net, income taxes and depreciation, amortization and accretion. We define Adjusted EBITDA as EBITDA adjusted to exclude the cumulative effect of changes in accounting principles, discontinued operations, non-cash stock based compensation expense and certain other operating expenses that are reflected in our net income that we do not believe are indicative of our ongoing core operations, such as significant transaction expenses associated with the December 2005 recapitalization and financing transactions and the gain or loss on disposal of assets and impairment charges. We caution investors that amounts presented in accordance with our definitions of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate EBITDA and Adjusted EBITDA in the same manner. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, the instruments governing our indebtedness use Adjusted EBITDA (with additional adjustments) to measure our compliance with covenants such as interest coverage and debt incurrence. In the “Summary—Summary Historical Consolidated Financial and Operating Data,” “Summary—Summary Pro Forma Financial Data,” “Selected Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus, we include a more detailed discussion of how management uses EBITDA and Adjusted EBITDA and why it believes it is useful to investors and a quantitative reconciliation of EBITDA and Adjusted EBITDA to net income.

CORPORATE FORMATION TRANSACTIONS

Prior to this offering, we conducted our business through Stripes Holdings LLC and its direct and indirect subsidiaries. Susser Holdings Corporation, a newly formed Delaware corporation, the shares of which are being sold to the public in this offering, will become, immediately prior to the offering described in this prospectus, the holding company for our business. In connection with the reorganization, Susser Holdings Corporation will form a new wholly-owned, single member Delaware limited liability company, which we refer to as Merger LLC in this section of the prospectus. Immediately prior to this offering, Merger LLC will merge with Stripes Holdings LLC pursuant to an agreement and plan of merger. In accordance with the agreement and plan of merger, each holder of class A units will receive 0.718339 share of Susser Holdings Corporation common stock for each class A unit held by them immediately prior to the merger. The holders of class B units will receive 0.130104 restricted share of common stock for each class B unit held by them immediately prior to the merger. Each of the foregoing class A unit and class B unit conversion ratios have been derived assuming an initial public offering price of common stock hereby of $17.00 per share, the midpoint of the range on the front cover of this prospectus. All outstanding options to purchase class A units will be converted into options to purchase common stock on an equivalent basis. See “Management—2006 Equity Incentive Plan.” Immediately following the merger, one of the former members of Stripes Holdings LLC (and momentarily a new stockholder of Susser Holdings Corporation), Stripes Investment Corp., will merge with and into Susser Holdings Corporation with Susser Holdings Corporation surviving the merger. Pursuant to this second merger, the stockholder of Stripes Investment Corp. will receive the common stock of Susser Holdings Corporation that Stripes Investment Corp. received in the prior merger as merger consideration. The reorganization will not affect our operations, which we will continue to conduct through our operating subsidiaries.

Immediately prior to the corporate formation transactions, the Board of Managers of Stripes Holdings LLC will declare a dividend to its members to enable them to meet their estimated income tax obligations for the period prior to the mergers. It is currently estimated that such cash distribution will be $2.4 million in the aggregate, although the final amount paid could be more or less depending on the final determination of the tax liability of Stripes Holdings LLC up to the time of the corporate formation transactions. See “Dividend Policy.”

After completion of this offering, the existing equity owners of Stripes Holdings LLC, which includes the direct and indirect holders of the class A units and class B units of Stripes Holdings LLC, will own              shares of our common stock representing approximately 60.9% of the voting power of our outstanding capital stock. See “Principal Stockholders” for more information regarding the ownership of our common stock.

All calculations of shares of common stock that will be issued in the corporate formation transaction mergers and those subject to options described in this prospectus have been calculated assuming an initial public offering price of $17.00 per share, the midpoint of the range on the front cover of this prospectus.

USE OF PROCEEDS

Assuming an initial public offering price of $17.00 per share, we estimate that the proceeds we will receive from the sale of common stock in this offering will be approximately $93.3 million, after deducting underwriting discounts, commissions and estimated offering expenses. If the underwriters’ overallotment option is exercised in full, we estimate our net proceeds will be approximately $107.5 million.

We intend to use the net proceeds from this offering as follows:

•	to redeem $50.0 million of our 10 5/8% senior notes due 2013, plus the payment of approximately $6.8 million in accrued interest and premium thereon;

•	to repay approximately $11.4 million of outstanding borrowings under our revolving credit facility;

•	to pay fees and expenses related to the offering; and

•	for general corporate purposes, including growth capital.

The senior notes accrue interest at a rate of 10 5/8% and mature on December 15, 2013. They were issued in order to finance a portion of the consideration needed for the December 2005 transactions. Interest under our revolving credit facility accrues at a base rate or LIBOR, plus a margin. As of July 2, 2006, the interest rate was 9.0%. The revolving credit facility terminates on December 20, 2010.

A $1.00 increase (or decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) the net proceeds to us from this offering by $5.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

Prior to the closing of this offering, Stripes Holdings LLC intends to declare a cash dividend in the estimated amount of $2.4 million in the aggregate to the members of Stripes Holdings LLC to enable them to meet their estimated income tax obligations for the period prior to the date of the corporate formation transactions. The amount of this distribution will be based on Stripes Holdings LLC’s estimated net taxable income for 2006 to the date of the corporate formation transactions, and the final amount of such distribution that is paid could be more or less depending on the final determination of the tax liability of Stripes Holdings LLC up to the time of the corporate formation transactions. Purchasers of common stock in the offering will not receive this distribution.

Other than the distribution described above, we have never declared or paid any cash dividends on our common stock. We anticipate that any earnings will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Our existing revolving credit facility and outstanding senior notes restrict our ability to issue cash dividends under certain circumstances. Any future dividends declared would be at the discretion of our board of directors and would depend on our financial condition, results of operations, capital requirements, contractual obligations, the terms of our financing agreements at the time a dividend is considered, and other relevant factors.

CAPITALIZATION

The following table sets forth our capitalization as of July 2, 2006:

•	on an actual basis and

•	on a pro forma basis to give effect to:

•	the sale of 6,000,000 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses;

•	the application by us of the proceeds from this offering as otherwise described under “Use of Proceeds;” and

•	the corporate formation transactions.

You should read the following table in conjunction with the information set forth under “Use of Proceeds,” “Selected Financial and Operating Data,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and their related notes included elsewhere in this prospectus.

	As of July 2, 2006
	Actual	Pro Forma
	(dollars in millions)
Cash and cash equivalents(5)	$9.3	$33.3	(4)

Long-Term Debt:
Revolving Credit Facility(1)	$11.4	$—
10 5/8% senior notes due 2013	170.0	120.0

Total debt	181.4	120.0

Members’ Interest/Stockholders’ Equity(2):
Common Units, no par value, 15,914,639 units authorized; 12,849,660 units issued and outstanding, actual	—	—
Common Stock, $0.01 par value, 125,000,000 shares authorized; 15,349,162 shares issued and outstanding pro forma(3)	—	0.2
Preferred Stock, $0.01 par value; 25,000,000 shares authorized; no shares issued and outstanding, pro forma	—	—
Additional paid-in capital(5)	59.4	152.6
Accumulated deficit	(1.8)	1.7

Total members’ interest/stockholders’ equity(5)	57.6	154.5

Total capitalization(5)	$239.0	$274.5

(1)	As of July 28, 2006, there was $15.5 million outstanding under our revolving credit facility.
(2)	Immediately prior to this offering, Stripes Holdings LLC will merge with a subsidiary of Susser Holdings Corporation with the former holders of membership units in Stripes Holdings LLC receiving shares of common stock of Susser Holdings Corporation. See “Corporate Formation Transactions.”
(3)	Excludes 1,481,026 shares of common stock reserved for future issuance under our stock option plan and 1,165,383 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $16.43 per share.
(4)

Reflects an increase in cash of $24.0 million of net proceeds from the offering. This amount will be used for general corporate purposes. Also reflects an estimated $2.4 million tax distribution to members of Stripes

Holdings LLC based on estimated taxable income to be allocated to members for 2006 up to the time of the corporate formation transactions to be effected immediately prior to this offering.
(5)	A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $5.6 million, assuming that the number of shares offered by us, asset forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. In addition, depending on market conditions at the time of pricing of this offering, we may sell fewer or more shares than the number set forth on the cover page of this prospectus. The pro forma information presented above is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after this offering. If you invest in our common stock, your investment will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by calculating our total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

After giving effect to the sale of 6,000,000 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our net tangible book value, which we refer to as our pro forma net tangible book value, as of July 2, 2006, would have been $97.0 million, or $10.68 per share of dilution of your investment, as illustrated in the following table:

Assumed initial public offering price per share	$17.00
Pro forma net tangible book value per share at July 2, 2006	1.22
Increase per share attributable to new investors	5.10
Pro forma net tangible book value per share after this offering	6.32

Dilution per share to new investors	$10.68

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) our pro forma net tangible book value by $5.6 million, the pro forma net tangible book value per share by $0.36 and the dilution per share to new investors by $0.64, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and estimated offering expenses payable by us. Depending on market conditions at the time of pricing of this offering and other considerations, we may sell fewer or more shares than the number set forth on the cover page of this prospectus.

The following table shows on a pro forma basis at July 2, 2006 the total number of shares of common stock purchased, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $17.00 per share.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	9,349,162	60.9%	$128,496,600	55.7%	$13.74
New investors	6,000,000	39.1	$102,000,000	44.3	$17.00

Totals	15,349,162	100.0%	230,496,600	100.0%

The discussion and tables above assume the underwriters will not exercise the overallotment option and exclude 1,481,026 shares of common stock reserved for future issuance under our stock option plan and 1,165,383 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $16.43 per share.

Assuming the underwriters option to purchase additional shares is exercised in full, the net tangible book value at July 2, 2006 would have been $111.2 million, representing dilution of $10.15 per share to new investors. At July 2, 2006, assuming such exercise, the percentage of shares purchased and total consideration paid by new investors would have been 42.5% and 47.7%, respectively.

To the extent options under our stock option plan are exercised in the future, there will be further dilution to new investors. At July 2, 2006, assuming exercise and payment of all outstanding options, our pro forma net tangible book value per share would have been $116.2 million, representing dilution of $9.97 per share to new investors. At July 2, 2006, assuming exercise and payment of all outstanding options, the percentage of shares purchased and total consideration paid by new investors would have been 36.3% and 40.9%, respectively.

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by $6.0 million, assuming the number of shares offered by us, as set forth on the cover page of the prospectus, remains the same, and before deducting the underwriting discounts and estimated offering expenses payable by us.

SELECTED FINANCIAL AND OPERATING DATA

Susser Holdings Corporation was incorporated in May 2006 and did not have any operations prior to that time. The data in the tables below is derived from the historical consolidated financial statements of Stripes Holdings LLC, our predecessor, and its subsidiaries.

The following table sets forth selected consolidated financial data and store operating data for the periods indicated for Stripes Holdings LLC. The selected consolidated financial data for each of the fiscal years ended on and as of the Sunday nearest to December 31, 2003, 2004 and 2005, respectively, are derived from, and are qualified in their entirety by, our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data for the fiscal year ended and as of December 29, 2002 is derived from our audited consolidated financial statements for such period and date, and the selected consolidated financial data for the fiscal year ended and as of December 30, 2001 is derived from our unaudited consolidated financial statements as of such period and date (although the financial data derived from our primary operating subsidiaries for that period and date were audited), and such audited and unaudited financial statements are not included in this prospectus. The statement of operations for fiscal 2005 reflects the combined results of 352 days of Susser Holdings, L.L.C. and 12 days of Stripes Holdings LLC. The unaudited historical financial data as of and for the six month periods ended July 3, 2005 and July 2, 2006 have been derived from our unaudited consolidated financial statements. Historical results are not necessarily indicative of the results to be expected in the future. You should read the following summary consolidated financial information together with “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

In the following table, dollars and gallons are in thousands, except per share, per store and per gallon data and as otherwise indicated.

	Predecessor					Company	Predecessor & Company Combined	Predecessor	Company
	Fiscal Year Ended				352 Days Ended December 20, 2005	12 Days Ended January 1, 2006	Fiscal Year Ended January 1, 2006(2)	Unaudited Six Months Ended
	December 30, 2001 (unaudited)	December 29, 2002	December 28, 2003	January 2, 2005(1)				July 3, 2005	July 2, 2006
	(dollars and gallons in thousands, except per share, per store and gallon data)
Statement of Operations Data:
Revenues:
Merchandise sales	$197,453	$274,026	$280,799	$306,990	$320,756	$8,774	$329,530	$162,124	$180,512
Motor fuel sales	555,575	716,618	849,096	1,126,448	1,494,708	50,492	1,545,200	685,931	980,053
Other	12,648	18,521	19,005	20,737	20,773	761	21,534	10,993	11,904

Total revenues	765,676	1,009,165	1,148,900	1,454,175	1,836,237	60,027	1,896,264	859,048	1,172,469
Gross profit:
Merchandise	67,010	85,820	89,879	98,865	103,873	2,577	106,450	52,849	59,546
Motor fuel	41,969	54,221	55,870	61,159	72,493	1,715	74,208	29,405	37,234
Other	10,824	17,011	17,782	20,491	20,157	760	20,917	10,727	11,573

Total gross profit	119,803	157,052	163,531	180,515	196,523	5,052	201,575	92,981	108,353
Operating expenses:
Personnel	35,717	47,757	50,980	57,320	60,215	2,022	62,237	30,601	34,357
General and administrative(3)	14,088	16,518	15,987	17,528	36,165	445	36,610	8,814	9,416
Operating	31,176	39,551	42,910	45,528	52,146	1,456	53,602	24,371	31,212
Rent	6,098	9,542	8,636	8,653	8,600	1,139	9,739	4,555	11,085
Royalties	1,772	2,921	3,009	3,187	3,306	90	3,396	1,678	1,851
Loss (gain) on disposal of assets and impairment charge	280	668	2,446	1,383	(641)	—	(641)	(819)	(277)
Depreciation, amortization, and accretion	18,482	21,942	22,734	26,257	29,269	936	30,205	12,318	11,558

Income (loss) from operations	12,190	18,153	16,829	20,659	7,463	(1,036)	6,427	11,463	9,151
Interest expense, net	(13,547)	(15,674)	(14,205)	(14,605)	(17,527)	(608)	(18,135)	(7,010)	(9,418)
Other miscellaneous(4)	—	79	108	57	(8,858)	—	(8,858)	(352)	112
Minority interest in income of consolidated subsidiaries	(59)	(55)	(65)	(64)	(70)	(6)	(76)	(112)	(35)

Income (loss) from continued operations	(1,416)	2,503	2,667	6,047	(18,992)	(1,650)	(20,642)	3,989	(190)
Discontinued operations(5)	2,847	10,106	90	—	—	—	—	—	—
Cumulative effect of changes in accounting principles	—	—	(2,079)	—	—	—	—	—	—

Net income (loss)	$1,431	$12,609	$678	$6,047	$(18,992)	$(1,650)	$(20,642)	$3,989	$(190)

Earnings (loss) per share(6)
Basic	$(1.42)	$(1.64)	$(1.50)	$0.63	$(10.09)	$(0.13)	$(9.40)	$0.67	$(0.01)
Diluted	$(1.42)	$(1.64)	$(1.50)	$0.62	$(10.09)	$(0.13)	$(9.40)	$0.67	$(0.01)
Weighted-average number of shares outstanding(6)
Basic	2,083,182	2,332,726	2,332,726	2,332,726	2,332,726	12,849,660	2,679,438	2,332,726	12,849,660
Diluted	2,083,182	2,332,726	2,332,726	2,365,854	2,332,726	12,849,660	2,679,438	2,332,726	12,849,660

	Predecessor					Company	Predecessor & Company Combined	Predecessor	Company
	Fiscal Year Ended				352 Days Ended December 20, 2005	12 Days Ended January 1, 2006	Fiscal Year Ended January 1, 2006(2)	Unaudited Six Months Ended
	December 30, 2001 (unaudited)	December 29, 2002	December 28, 2003	January 2, 2005(1)				July 3, 2005	July 2, 2006
	(dollars and gallons in thousands, except per gallon data)
Other Financial Data:
EBITDA(7)	$33,460	$50,225	$37,617	$46,909	$27,804	$(106)	$27,698	$23,317	$20,786
Adjusted EBITDA(7)	30,893	41,545	41,991	49,940	54,515	(106)	54,409	22,850	20,995
Cash provided by (used in):
Operating activities	$27,448	$24,020	$34,636	$27,201	$43,800	$(14,721)	$29,079	$23,887	$17,372
Investing activities(8)	(106,693)	(11,304)	(29,855)	(42,325)	123,118	(260,207)	(137,089)	(28,980)	(16,954)
Financing activities	81,461	(7,112)	3,195	8,664	(202,171)	301,141	(98,970)	2,952	4,809
Capital expenditures, net(8)	106,693	11,304	29,855	42,325	46,882	—	46,882	32,836	20,881

Store Operating Data:
Number of retail stores (end of period)	334	306	305	306			319	316	320
Number of wholesale dealer locations supplied (end of period)	291	334	332	333			346	338	352
Average per retail store:
Merchandise revenue	$823	$887	$916	$998			$1,055	$528	$566
Motor fuel gallons	1,003	1,028	1,077	1,125			1,186	607	645
Merchandise same store sales growth(9)	4.2%	8.3%	4.1%	4.8%			3.6%	6.6%	4.9%

Other Operating Data:
Merchandise margin, net of shortages	33.9%	31.3%	32.0%	32.2%			32.3%	32.6%	33.0%
Motor fuel gallons sold—retail	236,503	313,280	326,958	343,869			367,941	184,985	204,318
Motor fuel gallons sold—wholesale(10)	296,100	367,949	393,765	427,255			441,543	215,579	227,674
Average retail motor fuel price per gallon	$1.26	$1.26	$1.41	$1.70			$2.12	$1.93	$2.44
Retail motor fuel gross profit cents per gallon	11.8 ¢	12.4 ¢	11.9 ¢	12.7 ¢			13.6 ¢	10.9 ¢	12.2 ¢
Wholesale motor fuel gross profit cents per gallon	4.8 ¢	4.1 ¢	4.3 ¢	4.1 ¢			5.5 ¢	4.3 ¢	5.4 ¢

	Predecessor				Company
	December 30, 2001 (unaudited)	December 29, 2002 (unaudited)	December 28, 2003	January 2, 2005	January 1, 2006	July 2, 2006
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$6,036	$11,620	$19,616	$13,156	$4,116	$9,343
Working capital (deficit)(11)	(9,960)	(7,277)	(791)	75	(526)	(6,014)
Total assets	291,834	294,106	312,014	323,322	361,134	390,801
Total debt	200,668	192,081	196,055	194,327	176,220	181,370
Members’ interest(12)	20,621	34,066	34,792	42,543	57,581	57,618

(1)	The fiscal year ended January 2, 2005 contained 53 weeks of retail operations, while all other fiscal years reported and referenced contained 52 weeks.
(2)	The statement of operations data for fiscal 2005 reflects the combined results of 352 days of our predecessor, Susser Holdings, L.L.C., and 12 days of Stripes Holdings LLC. Historical results are not necessarily indicative of the results to be expected in the future.
(3)	Includes non-cash stock based compensation expense. For the fiscal year ended January 1, 2006, includes $17.3 million compensation expense related to the December 2005 transactions.
(4)	Other miscellaneous represents income from a non-consolidated joint venture, minority interest income of our consolidated subsidiary and other non-operating income. For the fiscal year ended January 1, 2006, it includes (A) $9.8 million of expenses related to the December 2005 transactions charged to miscellaneous expense (see Note 3 in our consolidated financial statements included in this prospectus) and (B) the realization of a $1.4 million gain on the sale of certain warrants.
(5)	Includes partial year results and gain on disposal of our Fleet Card operations in September 2002. For more information, see Note 16 in our consolidated financial statements included in this prospectus.
(6)	Immediately prior to this offering, Stripes Holdings LLC will merge with a subsidiary of Susser Holdings Corporation, with the former holders of membership units in Stripes Holdings LLC receiving shares of common stock of Susser Holdings Corporation. See “Corporate Formation Transactions.”

(footnotes continued on following page)

(7)	We define EBITDA as net income before interest expense, net, income taxes and depreciation, amortization and accretion. Adjusted EBITDA further adjusts EBITDA by excluding cumulative effect of changes in accounting principles, discontinued operations, non-cash stock based compensation expense and certain other operating expenses that are reflected in our net income that we do not believe are indicative of our ongoing core operations, such as significant transaction expenses associated with the December 2005 transactions and the gain or loss on disposal of assets and impairment charges. In addition, those expenses that we have excluded from our presentation of Adjusted EBITDA (along with our royalty expenses, marketing expenses and other items) are also excluded in measuring our covenants under our revolving credit facility and the indenture governing our senior notes.

We believe that Adjusted EBITDA is useful to investors in evaluating our operating performance because

•	it is used as a performance and liquidity measure under our subsidiaries’ revolving credit facility and the indenture governing our senior notes, including for purposes of determining whether they have satisfied certain financial performance maintenance covenants and our ability to borrow additional indebtedness and pay dividends to us;

•	securities analysts and other interested parties use it as a measure of financial performance and debt service capabilities;

•	it facilitates management’s ability to measure operating performance of our business because it assists us in comparing our operating performance on a consistent basis since it removes the impact of items not directly resulting from our retail convenience stores and wholesale motor fuel distribution operations;

•	it is used by our management for internal planning purposes, including aspects of our consolidated operating budget, capital expenditures, as well as for segment and individual site operating targets; and

•	it is used by our board of directors and management for determining certain management compensation targets and thresholds.

EBITDA and Adjusted EBITDA are not recognized terms under GAAP and do not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•	they do not reflect significant interest expense, or the cash requirements necessary to service interest or principal payments on our revolving credit facility or senior notes;

•	they do not reflect payments made or future requirements for income taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements; and

•	because not all companies use identical calculations, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

(footnotes continued on following page)

The following table presents a reconciliation of net income to EBITDA and Adjusted EBITDA:

	Predecessor					Company	Predecessor & Company Combined	Company
	Fiscal Year Ended				352 Days Ended December 20, 2005	12 Days Ended January 1, 2006	Fiscal Year Ended January 1, 2006	Unaudited Six Months Ended
	December 30 2001 (unaudited)	December 29, 2002	December 28, 2003	January 2, 2005				July 3, 2005		July 2, 2006
	(dollars in thousands)
Net income (loss)	$1,431	$12,609	$678	$6,047	$(18,992)	$(1,650)	$(20,642)	$3,989		$(190)
Depreciation, amortization & accretion	18,482	21,942	22,734	26,257	29,269	936	30,205	12,318		11,558
Interest expense, net	13,547	15,674	14,205	14,605	17,527	608	18,135	7,010		9,418
Income tax	—	—	—	—	—	—	—	—		—

EBITDA	$33,460	$50,225	$37,617	$46,909	$27,804	$(106)	$27,698	$23,317		$20,786
Cumulative effect of changes in accounting principles	—	—	2,079	—	—	—	—	—		—
Discontinued operations	(2,847)	(10,106)	(90)	—	—	—	—	—		—
Non-cash stock based compensation expense	—	837	47	1,705	1,188	—	1,188	—		226
Management Fee	—	—	—	—	—	—	—	—		372
Loss (gain) on disposal of assets and impairment charge(a)	280	668	2,446	1,383	(641)	—	(641)	(819)		(277)
Other miscellaneous(b)	—	(79)	(108)	(57)	26,164	—	26,164	352		(112)

Adjusted EBITDA	$30,893	$41,545	$41,991	$49,940	$54,515	$(106)	$54,409 (c)	$22,850	(c)	$20,995 (c)

(a)	Fiscal 2003 includes a loss of $1.5 million recorded on disposal of assets and $0.9 million impairment charges on assets held for sale. Fiscal 2004 includes a loss of $0.8 million on disposal of assets and $0.6 million impairment charges on assets held for sale. Fiscal 2005 includes a net gain of $0.6 million on disposal of assets held for sale.
(b)	Other miscellaneous charges represent income from a non-consolidated joint venture and other non- operating income. In addition, fiscal year ended 2005 included transaction costs associated with the December 2005 transactions of $27.1 million, offset by a gain of $1.4 million on the sale of certain warrants.
(c)	Includes a royalty fee for licensing the Circle K trade name under a license agreement that expires in November 2006. We plan to rebrand our stores to the Stripes brand during the second half of 2006, after which this royalty payment, which was $3.4 million for the fiscal year ended January 1, 2006, and $1.9 million and $1.7 million for the six months ended July 2, 2006 and July 3, 2005, respectively, will be eliminated. To support our proprietary Stripes brand, we intend to increase our annual marketing expense by approximately $0.8 million per year.

(footnotes continued on following page)

The following table presents a reconciliation of net cash provided by (used in) operating activities to EBITDA and Adjusted EBITDA:

	Predecessor					Company	Predecessor & Company Combined	Company
	Fiscal Year Ended				352 Days Ended December 20, 2005	12 Days Ended January 1, 2006	January 1, 2006	Unaudited Six Months Ended
	December 30, 2001 (unaudited)	December 29, 2002	December 28, 2003	January 2, 2005				July 3, 2005	July 2, 2006
Net cash provided by (used in) operating activities	$27,448	$24,020	$34,636	$27,201	$43,800	$(14,721)	$29,079	$23,887	$17,372
Changes in operating assets & liabilities	(7,196)	4,226	(6,830)	8,612	(15,376)	14,013	(1,363)	(8,358)	(6,097)
Gain (loss) on disposal of assets	(280)	7,197	(2,446)	(1,391)	641	—	641	819	277
Non-cash stock based compensation expense	—	(837)	(47)	(1,705)	(18,495)	—	(18,495)	—	(226)
Minority interest	(59)	(55)	(65)	(63)	(70)	(6)	(76)	(41)	(26)
Fair market value in nonqualifying derivatives	—	—	243	(350)	(223)	—	(223)	—	68
Interest expense, net	13,547	15,674	14,205	14,605	17,527	608	18,135	7,010	9,418
Cumulative effect of changes in accounting principles	—	—	(2,079)	—	—	—	—	—	—

EBITDA	$33,460	$50,225	$37,617	$46,909	$27,804	$(106)	$27,698	$23,317	$20,786
Cumulative effects of changes in accounting principles	—	—	2,079	—	—	—	—	—	—
Discontinued operations	(2,847)	(10,106)	(90)	—	—	—	—	—	—
Non-cash stock based compensation expense	—	837	47	1,705	1,188	—	1,188	—	226
Management fee	—	—	—	—	—	—	—	—	372
Gain (loss) on disposal of assets	280	668	2,446	1,383	(641)	—	(641)	(819)	(277)
Other miscellaneous	—	(79)	(108)	(57)	26,164	—	26,164	352	(112)

Adjusted EBITDA	$30,893	$41,545	$41,991	$49,940	$54,515	$(106)	$54,409	$22,850	$20,995

(8)	Gross capital expenditures less proceeds from sale/leaseback transactions and asset disposals, including the December 2005 sale-leaseback transaction resulting in $170 million in gross proceeds. Capital expenditures, net excludes $170 million sale-leaseback transactions in December 2005.
(9)	We include a store in the same store sales base in its thirteenth full month of operation.
(10)	Excludes intercompany sales to our retail segment.
(11)	Working capital (deficit) is defined as total current assets (excluding cash and cash equivalents) less total current liabilities (excluding current maturities of long term debt).
(12)	For the historical periods shown, Stripes Holdings LLC was a limited liability company, and such actual amount reflects the members’ interest as of the date indicated, including redeemable interests of its predecessor company. Immediately prior to this offering, Stripes Holdings LLC will merge with a subsidiary of Susser Holdings Corporation with the former holders of membership units in Stripes Holdings LLC receiving shares of common stock of Susser Holdings Corporation. See “Corporate Formation Transactions.”

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial statements give effect to this offering and the December 2005 transactions described elsewhere in this document. The December 2005 transactions occurred on December 21, 2005, and are therefore reflected in the condensed consolidated balance sheet as of July 2, 2006, but are not fully reflected in the statement of operations for the year ended January 1, 2006 or for the six months ended July 3, 2005. The unaudited pro forma condensed consolidated balance sheet as of July 2, 2006 gives effect to this offering as if it had occurred on that date. The unaudited pro forma statements of operations for the year ended January 1, 2006 and the six month period ended July 3, 2005, give effect to this offering and the December 2005 transactions as if they had occurred on January 3, 2005. The unaudited pro forma statements of operations for the six months ended July 2, 2006 give effect to this offering and related transactions as if they had occurred on January 2, 2006.

The historical consolidated statement of operations for the year ended January 1, 2006 was derived from the audited consolidated financial statements of Stripes Holdings LLC, predecessor company of Susser Holdings Corporation, included elsewhere herein. The Stripes Holdings LLC statement of operations reflects the combined results of 352 days of its predecessor, Susser Holdings, L.L.C., and 12 days of Stripes Holdings LLC. The historical consolidated statements of operations for the six month periods ended July 2, 2006 and July 3, 2005 and the condensed balance sheet as of July 2, 2006 were derived from our unaudited interim consolidated financial statements included elsewhere herein.

The unaudited pro forma consolidated financial statements presented below are based on the assumptions and adjustments described in the accompanying notes. Such unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of what our financial position or results of operations would have been had this offering or the December 2005 transactions been consummated on the dates indicated, nor are they necessarily indicative of what our financial position or results of operations will be in future periods. The unaudited pro forma consolidated financial statements, and the accompanying notes thereto, should be read in conjunction with the historical audited financial statements, and accompanying notes thereto, all of which are included elsewhere herein.

For purposes of the use of proceeds from this offering, we have assumed a redemption of $50 million of our outstanding 10 5/8% senior notes, although the exact amount of such redemption has not yet been finally determined. The indenture governing our 10 5/8% senior notes permits us to redeem up to a maximum of $59.5 million of such notes out of the proceeds of this offering.

SUSSER HOLDINGS CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF JULY 2, 2006

(dollars in thousands)

	Actual	Offering Adjustments		Pro Forma
Assets
Cash	$9,343	$23,960	(1)	$33,303
Accounts and notes receivable, net	57,242	—		57,242
Inventories, net	41,823	—		41,823
Other current assets	9,640	5,537	(2)	15,177

Total current assets	118,048	29,497		147,545

Property, plant & equipment, net	221,385	—		221,385

Goodwill	20,224	—		20,224
Other intangible assets, net	25,985	(1,865	)(3)	24,120
Other assets	5,159	7,637	(4)	12,796

Total Assets	$390,801	$35,269		$426,070

Liabilities and Members’ Interest/Stockholders’ Equity
Current liabilities	$114,719	$(265	)(5)	$114,454

Revolving line of credit	11,370	(11,370	)(6)	—
Senior unsecured notes	170,000	(50,000	)(7)	120,000
Other long term liabilities	36,490	—		36,490

Total long term liabilities	217,860	(61,370)		156,490

Minority interests in consolidated subsidiaries	604	—		604
Members’ interest	57,618	(57,618	)(8)	—
Stockholders equity	—	154,522	(9)	154,522

Total Liabilities and Members’ Interest/Stockholders’ Equity	$390,801	$35,269		$426,070

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(1)	Represents an increase from the estimated net proceeds of this offering of $93.3 million, less the assumed redemption of $50 million of the 10 5/8% senior notes, the repayment of $11.4 million revolving line of credit and the payment of $5.5 million in related prepayment penalties and accrued interest and the payment of a tax distribution of $2.4 million to Stripes Holdings LLC members.

(2)	Represents the estimated net short-term deferred tax asset to be recorded on the opening balance sheet of Susser Holdings Corporation resulting from timing differences related to accrued expenses ($4.7 million), bad debt reserves ($0.7 million) and other short-term asset differences ($0.2 million), net of $0.1 million deferred tax liability resulting from prepaid expenses. An effective tax rate of 35% was applied to the timing differences.

(3)	Represents a write-off of unamortized debt issuance costs related to the assumed redemption of $50 million of the 10 5/8% senior notes.

(4)	Represents the estimated deferred tax asset (long-term) to be recorded on the opening balance sheet of Susser Holdings Corporation related to fixed assets ($10.2 million) and deferred revenue ($0.7 million), net of long-term timing differences related to intangible assets ($3.3 million).

(5)	Reflects the reduction of accrued interest related to debt repayment of $0.3 million.

(6)	Reflects repayment of revolving line of credit.

(7)	Reflects the assumed redemption of $50 million of the 10 5/8% senior notes.

(8)	Reflects the exchange of Stripes Holdings LLC member units for shares of Susser Holdings Corporation common stock.

(9)	Reflects the exchange of Stripes Holdings LLC membership units for shares of Susser Holdings Corporation common stock of $57.6 million, the net proceeds of $93.3 million from this offering, net of $7.2 million of penalties and write-off of amortized loan costs related to debt repaid, and plus $13.2 million effect of recording the opening balances of deferred income taxes. Also reflects an estimated $2.4 million tax distribution to members of Stripes Holdings LLC, based on estimated taxable income of $6.9 million to be allocated to members for 2006 up to the time of the corporate formation transactions in connection with this offering.

SUSSER HOLDINGS CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JANUARY 1, 2006

(dollars in thousands)

	Actual(1)	December 2005 Transactions Adjustments		Offering Adjustments		Pro Forma
Revenues:
Merchandise sales	$329,530	$—		$—		$329,530
Motor fuel sales	1,545,200	—		—		1,545,200
Other	21,534	—		—		21,534

Total revenues	1,896,264	—		—		1,896,264

Cost of sales:
Merchandise	223,080	—		—		223,080
Motor fuel	1,470,992	—		—		1,470,992
Other	617	—		—		617

Total cost of sales	1,694,689	—		—		1,694,689

Total gross profit	201,575	—		—		201,575

Operating expenses:
Personnel	62,237	—		—		62,237
General and administrative	36,611	(18,325	)(2)	—		18,286
Operating	53,602	—		—		53,602
Rent	9,739	12,670	(3)	—		22,409
Royalties	3,396	—		—		3,396
Loss (gain) on disposal of assets and impairment charge	(641)	—		—		(641)
Depreciation, amortization, and accretion	30,205	(4,712	)(4)	(250	)(7)	25,243

Total operating expenses	195,149	(10,367)		(250)		184,532

Income (loss) from operations	6,426	10,367		250		17,043

Other income (expense):
Interest expense, net	(18,135)	(108	)(5)	5,313	(8)	(12,930)
Other miscellaneous	(8,857)	9,838	(6)	—		981

Total other income (expense)	(26,992)	9,730		5,313		(11,949)

Minority interest in income of consolidated subsidiaries	(76)	—		—		(76)

Net income (loss) before income taxes	(20,642)	20,097		5,563		5,018

Income taxes	—	—		(1,756	)(9)	(1,756)

Net income (loss)	$(20,642)	$20,097		$3,807		$3,262

Pro forma income (loss) per share outstanding(10):
Basic	$(9.40)					$0.24
Diluted	$(9.40)					$0.24
Weighted average number of shares(10):
Basic	2,679,438					13,761,895
Diluted	2,679,438					13,800,730

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE FISCAL YEAR ENDED JANUARY 1, 2006

(1)	Reflects the combined results of 352 days of our predecessor, Susser Holdings, L.L.C., and 12 days of Stripes Holdings LLC.

Related to the December 2005 transactions:

(2)	Eliminates $1.0 million expense in connection with payout of consulting agreements related to prior acquisitions that were terminated concurrent with the December 2005 transactions and $17.3 million compensation expense recognized in connection with option redemption related to the December 2005 transactions.

(3)	Reflects $12.7 million of additional rent expense resulting from the sale/leaseback transaction.

(4)	Reflects the elimination of $3.8 million of amortization of debt issuance costs on debt repaid (including write-offs during the period related to refinanced debt), the recording of $1.0 million in amortization of debt issuance costs related to the new debt, the elimination of $4.9 million in depreciation expense on assets sold in the concurrent sale/leaseback transaction, the recording of $0.6 million in annual depreciation expense related to the step-up in basis of fixed assets and an increase in amortization expense of $2.4 million related to allocation of purchase price to intangible assets. Depreciation and amortization expense were calculated by asset class based on fair values and determined by our purchase price allocation study. Each asset class was stratified by in-service date to develop estimated remaining lives over which to depreciate on a straight-line basis, the fair value.

(5)	Reflects the elimination of $17.4 million interest expense on existing debt (including that related to refinancing fees charged to interest during the period and non-cash interest accrued on severance agreements), net of the recording of $17.5 million of additional interest expense on the new debt ($18.1 million annual expense, less $0.6 million recorded in the 12-day period ending January 2, 2006).

(6)	Eliminate costs of the December 2005 transactions of $1.5 million buyout of consulting agreements and $8.3 million of advisory, accounting, legal and other transaction-related expenses.

Related to the initial public offering:

(7)	Eliminates amortization of loan costs related to the assumed redemption of $50 million of 10 5/8% senior notes.

(8)	Eliminates interest expense related to the assumed redemption of $50 million of 10 5/8% senior notes.

(9)	Reflects the recording of an income tax expense in connection with our corporate formation transactions at an effective rate of 35%. This reflects the Federal tax rate as we are not currently subject to any material state income taxes, and we do not have any material amount of permanent differences or credits.

(10)	Earnings per share data is being provided for the partnership units for the year ended January 1, 2006, in the actual column. Pro forma earnings per share is calculated by dividing the net income (loss) by the basic and diluted shares outstanding. Basic and diluted shares outstanding reflect the number of shares of common stock expected to be outstanding after this offering, less 1,587,267 shares offered hereby for which the net proceeds are being used for general corporate purposes. If the shares offered hereby that were allocated to general corporate purposes were included in such calculations, basic and diluted earnings per share would have been $0.21 and $0.21, respectively. Diluted earnings per share also includes in-the-money stock options using the treasury stock method.

SUSSER HOLDINGS CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JULY 3, 2005

(dollars in thousands)

	Actual(1)	December 2005 Transactions Adjustments		Offering Adjustments		Pro Forma
Revenues:
Merchandise sales	$162,124	$—		$—		$162,124
Motor fuel sales	685,931	—		—		685,931
Other	10,993	—		—		10,993

Total revenues	859,048	—		—		859,048

Cost of sales:
Merchandise	109,275	—		—		109,275
Motor fuel	656,526	—		—		656,526
Other	266	—		—		266

Total cost of sales	766,067	—		—		766,067

Total gross profit	92,981	—		—		92,981

Operating expenses:
Personnel	30,601	—		—		30,601
General and administrative	8,814	(518	)(1)	—		8,296
Operating	24,371	—		—		24,371
Rent	4,555	6,540	(2)	—		11,095
Royalties	1,678	—		—		1,678
Loss (gain) on disposal of assets and impairment charge	(819)	—		—		(819)
Depreciation, amortization, and accretion	12,318	(718	)(3)	(125	)(5)	11,475

Total operating expenses	81,518	5,304		(125)		86,697

Income (loss) from operations	11,463	(5,304)		125		6,284

Other income (expense):
Interest expense, net	(7,010)	(2,067	)(4)	2,656	(6)	(6,421)
Other miscellaneous	(352)	—		—		(352)

Total other income (expense)	(7,362)	(2,067)		2,656		(6,773)

Minority interest in income of consolidated subsidiaries	(112)	—		—		(112)

Net income (loss) before income taxes	3,989	(7,371)		2,781		(601)

Income taxes	—	—		210	(7)	210

Net income (loss)	$3,989	$(7,371)		$2,991		$(391)

Pro forma loss per share(8):
Basic	$0.67					$(0.03)
Diluted	$0.67					$(0.03)
Weighted average number of shares outstanding(8):
Basic	2,332,726					13,761,895
Diluted	2,332,726					13,761,895

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JULY 3, 2005

Related to the December 2005 transactions:

(1)	Eliminates the expense in connection with certain consulting agreements related to prior acquisition that were terminated concurrent with the December 2005 transactions.

(2)	Reflects additional rent expense resulting from the sale/leaseback transaction.

(3)	Reflects the elimination of $0.1 million of amortization of debt issuance costs on debt repaid, the recording of $0.4 million in amortization of debt issuance costs related to the new debt, the elimination of $2.5 million in depreciation expense on assets sold in the concurrent sale/leaseback transaction and the recording of $1.5 million in estimated annual depreciation and amortization expense related to the step-up in basis of fixed assets.

(4)	Reflects the elimination of $7.0 million interest expense on existing debt, net of recording $9.0 million additional interest expense on the new debt.

Related to the initial public offering:

(5)	Eliminates amortization of loan costs related to the assumed redemption of $50 million of 10 5/8% senior notes.

(6)	Eliminates interest expense related to the assumed redemption of $50 million of 10 5/8% senior notes.

(7)	Reflects the recording of an income tax benefit in connection with our corporate formation transactions.

(8)	Earnings per share data is being provided for the partnership units for the six months ended July 3, 2005, in the actual column. Pro forma earnings per share is calculated by dividing the net income (loss) by the basic and diluted shares outstanding. Basic and diluted shares outstanding reflect the number of shares of common stock expected to be outstanding after this offering, less 1,587,267 shares offered hereby for which the net proceeds are being used for general corporate purposes. If the shares offered hereby that were allocated to general corporate purposes were included in such calculations, basic and diluted earnings per share would have been $(0.03) and $(0.03), respectively. Diluted earnings per share also includes in-the-money stock options using the treasury stock method.

SUSSER HOLDINGS CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JULY 2, 2006

(Dollars in thousands)

	Actual (1)	Offering Adjustments		Pro Forma
Revenues:
Merchandise sales	$180,512	$—		$180,512
Motor fuel sales	980,053	—		980,053
Other	11,904	—		11,904

Total revenues	1,172,469	—		1,172,469

Cost of sales:
Merchandise	120,966	—		120,966
Motor fuel	942,819	—		942,819
Other	331	—		331

Total cost of sales	1,064,116	—		1,064,116

Total gross profit	108,353	—		108,353
Operating expenses:
Personnel	34,357	—		34,357
General and administrative	9,416	(372	)(1)	9,044
Operating	31,212	—		31,212
Rent	11,085	—		11,085
Royalties	1,851	—		1,851
Loss (gain) on disposal of assets and impairment charge	(277)	—		(277)
Depreciation, amortization, and accretion	11,558	(125	)(2)	11,433

Total operating expenses	99,202	(497)		98,705
Income (loss) from operations	9,151	497		9,648
Other income (expense):
Interest expense, net	(9,418)	2,656	(3)	(6,762)
Other miscellaneous	112	—		112

Total other income (expense)	(9,306)	2,656		(6,650)
Minority interest in income of consolidated subsidiaries	(35)	—		(35)

Net income (loss) before income taxes	(190)	3,153		2,963
Income taxes	—	(1,037	)(5)	(1,037)

Net income (loss)	$(190)	$2,116		$1,926

Pro forma loss per share(5):
Basic	$(0.01)			$0.14
Diluted	$(0.01)			$0.14
Weighted average number of shares outstanding(5):
Basic	12,849,660			13,761,895
Diluted	12,849,660			13,800,730

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF

OPERATIONS

FOR THE SIX MONTHS ENDED JULY 2, 2006

Related to the initial public offering:

(1)	Reflects the elimination of management fees upon completion of this offering.

(2)	Eliminates amortization of loan costs related to the assumed redemption of $50 million of 10 5/8% senior notes.

(3)	Eliminates interest expense related to the assumed redemption of $50 million of 10 5/8% senior notes.

(4)	Reflects the recording of an income tax expense in connection with our corporate formation transactions at an effective rate of 35%.

(5)	Earnings per share data is being provided for the partnership units for the six months ended July 2, 2006, in the actual column. Pro forma earnings per share is calculated by dividing the net income (loss) by the basic and diluted shares outstanding. Basic and divided shares outstanding reflect the number of shares of common stock expected to be outstanding after this offering, less 1,587,267 shares offered hereby for which the net proceeds are being used for general corporate purposes. If the shares offered hereby that were allocated to general corporate purposes were included in such calculations, basic and diluted earnings per share would have been $0.13 and $0.13, respectively. Diluted earnings per share also includes in-the-money stock options using the treasury stock method.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes to consolidated financial statements included elsewhere in this prospectus. Certain information contained in the discussion and analysis set forth below and elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. In evaluating such statements, you should specifically consider the various factors identified in this prospectus that could cause results to differ materially from those expressed in such forward-looking statements, including matters set forth in the section entitled “Risk Factors.” Our fiscal year contains either 52 or 53 weeks and ends on the Sunday closest to December 31. All references to 2005 refer to the 52 week period ended January 1, 2006. All references to 2004 refer to the 53 week period ended January 2, 2005. All references to 2003 refer to the 52 week period ended December 29, 2003. All references to the first half of 2005 and 2006 refer to the six months ended July 3, 2005 and July 2, 2006, respectively, both of which included 26 weeks. Adjusted EBITDA is a non-GAAP financial measure of performance and liquidity that has limitations and should not be considered as a substitute for net income or cash provided by (used in) operating activities—please see footnote 6 under “—Selected Financial Operating Data” and footnote 7 under “Summary—Summary Pro Forma Financial Data” for a discussion of our use of EBITDA and Adjusted EBITDA in this prospectus and a reconciliation to net income and for cash provided by (used in) operation activities for the periods presented.

Overview

We are the largest non-refining operator of convenience stores based on store count and we believe we are the largest non-refining motor fuel distributor by gallons in Texas. Our operations include retail convenience stores and wholesale motor fuel distribution. As of July 2, 2006, our retail segment operated 320 convenience stores in Texas and Oklahoma, offering merchandise, foodservice, motor fuel and other services. For the twelve months ended July 2, 2006, and for the fiscal year ended January 1, 2006, our wholesale motor fuel segment purchased 840.9 million gallons and 809.5 million gallons, respectively, of branded and unbranded motor fuel from refiners and distributed it to our retail convenience stores, contracted independent operators of convenience stores, unbranded convenience stores and commercial users. We believe our unique retail/wholesale business model, scale, market share and foodservice and merchandise offerings, combined with our highly productive new store model and selected acquisition opportunities, position us for ongoing growth in sales and profitability. Our total revenues and Adjusted EBITDA for the twelve months ended July 2, 2006 and for the fiscal year ended January 1, 2006, were $2.2 billion and $52.6 million, and $1.9 billion and $54.4 million respectively. This represents a compounded annual growth rate, or CAGR, of 26.6% and 12.5%, and 25.4% and 15.2%, for sales and Adjusted EBITDA since the fiscal year ended December 30, 2001. Our pro forma net income and Adjusted EBITDA for twelve months ended July 2, 2006, and for the fiscal year ended January 1, 2006, were $5.6 million and $46.9 million, and $3.3 million and $42.8 million respectively, after giving effect to this offering and the December 2005 recapitalization and financing transactions.

We substantially changed our capital structure in December 2005 through a series of recapitalization and financial transactions as follows (referred to herein as the “December 2005 transactions”):

•	Wellspring Capital Partners III, L.P. invested approximately $92 million in cash equity in Stripes Holdings LLC. Sam L. Susser, our CEO, and certain members of our management and board of directors rolled over approximately $37 million in equity interests in Susser Holdings, L.L.C. pursuant to exchange agreements. Stripes Acquisition LLC, an affiliate of Wellspring Capital Partners III, L.P., merged with and into Susser Holdings, L.L.C., with Susser Holdings, L.L.C. surviving the merger, and Susser Holdings, L.L.C. became a wholly owned subsidiary of Stripes Holdings LLC.

•	The existing common and preferred unit holders of Susser Holdings, L.L.C. received $276.8 million in aggregate merger consideration.

•	Susser Holdings, L.L.C. and a subsidiary, Susser Finance Corporation, issued $170 million aggregate principal amount of 10 5/8% senior notes due 2013.

•	SSP Partners, a subsidiary of Susser Holdings, L.L.C., sold 74 of our retail stores to affiliates of National Retail Properties, Inc. for $170 million, and entered into leaseback agreements for each of the stores.

•	Susser Holdings, L.L.C. and SSP Partners entered into a new $50 million revolving credit facility.

•	All existing indebtedness of Susser Holdings, L.L.C. and its subsidiaries was repaid.

The December 2005 transactions allowed us to provide liquidity to our three existing private equity firms, who had invested in Susser Holdings, L.L.C. in 2000, and other equity holders. It also provided us with an appropriate capital structure to continue our strategy of growing through new store construction, new dealer openings, and strategic acquisitions. However, it did not change the core operations of our business, which is retail convenience store operations and wholesale fuel distribution.

On July 28, 2006, we entered into a new long-term supply agreement with Valero Marketing and Supply Company to supply all of our retail stores with motor fuel that are currently supplied by CITGO as well as selected wholesale locations, which expires July 13, 2018. In connection with this new supply agreement, we will be required to rebrand all of our existing stores that are currently supplied by CITGO to the Valero or Shamrock brand or the Stripes brand. We estimate our cost to remove the CITGO brand and rebrand to Valero, Shamrock or Stripes brand to be approximately $11 million to $13 million.

Market and Industry Trends

During the past twelve months domestic crude oil and wholesale motor fuel costs have continued to be extremely volatile due to general instability in oil producing regions, especially the Middle East, Russia, Africa and South America, as well as severe weather conditions affecting the U.S. domestic oil production and refining operations. If this volatility continues and we are not able to pass on the cost increases to retail motor fuel customers, our fuel margins may decline. Nevertheless, when prices increase quickly and then subsequently fall our margins tend to be higher. The higher motor fuel costs have resulted in an increase in our credit card expenses, since these fees are calculated as a percentage of the transaction amount rather than a percentage of gallons sold. In addition, higher natural gas prices have resulted in significantly higher electricity costs.

The other significant trends in the retail convenience store industry continue to be the expansion of food service categories as an increased percentage of merchandise sales and the continued increased competition from hypermarkets. As discussed elsewhere in this prospectus, we believe that our larger format stores, more efficient motor fueling facilities and Laredo Taco Company offerings have positioned us strongly to competitively address these industry trends in our retail segment.

Corporate Formation Transactions

Prior to this offering, we conducted our business through Stripes Holdings LLC and its direct and indirect subsidiaries. Susser Holdings Corporation, a newly formed Delaware corporation, the shares of which are being sold to the public in this offering, will become, immediately prior to the offering described in this prospectus, the holding company for our business. In connection with the reorganization, Susser Holdings Corporation will form a new wholly-owned, single member Delaware limited liability company, which we refer to as Merger LLC in this section of the prospectus. Immediately prior to this offering, Merger LLC will merge with Stripes Holdings LLC pursuant to an agreement and plan of merger. In accordance with the agreement and plan of merger, each holder of class A units will receive 0.718339 share of Susser Holdings Corporation common stock for each class A unit held by them immediately prior to the merger. The holders of class B units will receive 0.130104 restricted share of common stock for each class B unit held by them immediately prior to the merger. All outstanding options to purchase class A units will be converted to options to purchase common stock on an equivalent basis. Immediately following the merger, one of the former members of Stripes Holdings LLC (and momentarily a new stockholder of Susser Holdings Corporation), Stripes Investment Corp., will merge with and into Susser Holdings Corporation with Susser Holdings Corporation surviving the merger. Pursuant to this second merger, the sole stockholder of Stripes Investment Corp. will receive stock of Susser Holdings Corporation. This reorganization will not affect our operations, which we will continue to conduct through our operating subsidiaries.

As a result of these transactions, Susser Holdings Corporation will become the holding company for our business. Susser Holdings Corporation is a Delaware “C” corporation, and as such, will be subject to federal and state income taxes. Stripes Holdings LLC was a limited liability company not subject to state or federal income taxes, and as such, the historical financial data included in this prospectus does not reflect what our financial position and results of operations would have been had we been a taxable corporation. We expect to record a net deferred tax asset and a corresponding credit to our provision for income taxes of $13.2 million upon becoming a “C” corporation immediately before the closing of this offering. This deferred tax asset primarily results from the excess of the tax basis over the book basis of certain of our current and fixed assets. We expect to realize future reductions in our current tax expense as these assets are depreciated or otherwise deducted from taxable income on our tax returns.

Immediately prior to the corporate formation transactions, the Board of Managers of Stripes Holdings LLC will declare a dividend to its Members to enable them to meet their estimated income tax obligations for the period prior to the mergers. It is currently estimated that such cash distribution will be $2.4 million in the aggregate, although the final amount paid could be more or less depending on the final determination of the tax liability of Stripes Holdings LLC up to the time of the corporate formation transactions. See “Dividend Policy.”

This prospectus does not include financial statements of Susser Holdings Corporation because it has only been formed recently for the purpose of effecting the offering and, until the consummation of the transactions described above, will hold no material assets and will not engage in any operations. Upon completion of the transactions described above, Susser Holdings Corporation will become the holding company of our business.

Description of Revenues and Expenses

Revenues and Cost of Sales.    Our revenues and cost of sales consist primarily of the following:

•	Retail. Retail revenues are primarily derived from sales of merchandise, motor fuel and services through our company operated convenience stores. Restaurant sales from our proprietary Laredo Taco Company and other foodservice items are included in merchandise sales. Merchandise and motor fuel revenue is recorded at gross selling price, including any excise taxes, but excluding sales taxes. Cost of sales for merchandise and motor fuel includes excise taxes, which are paid to the vendors as part of the cost of product, and any delivery fees.

We also offer a number of ancillary products and services to our customers including lottery tickets, ATM services, car washes at 26 locations, proprietary money orders, prepaid phone cards and wireless services and pay phones. The income for these ancillary products and services is recorded in other revenues in our consolidated statements of operations. There is minimal cost of sales associated with other revenue.

•	Wholesale. Wholesale revenues are derived primarily from sales of motor fuel to branded dealers, unbranded convenience stores and other commercial users. Sales of motor fuel to our retail operations are at cost, and, with respect to management’s discussion and analysis, all wholesale operations data presented represents third party transactions only. The wholesale cost of motor fuel includes delivery costs, purchase discounts and other related costs, but excludes excise taxes, which are billed on a pass-through basis to the retailer/consumer.

The wholesale business also receives rental income from convenience store properties it leases to third parties, and nominal commission income on various programs we offer to our branded dealers. These programs allow dealers to take advantage of products and services that they would not likely be able to obtain on their own, or at discounted rates. The income for rents and program income is recorded in other revenues in our consolidated statements of operations. There is minimal cost of sales associated with other revenue.

•	Other. Applied Petroleum Technologies, Ltd., or APT, derives revenues from environmental remediation, environmental compliance, and motor fuel construction services it provides to our retail stores and wholesale locations, as well as to third parties. Cost of sales includes the direct labor, materials and supplies required to provide the services and indirect costs, such as supervision.

Operating expenses.    Our operating expenses consist primarily of the following:

•	Selling, general and administrative expenses consist primarily of store personnel costs, benefits, utilities, property maintenance, credit card fees, advertising, environmental compliance and remediation, rent, insurance, property taxes, administrative costs, and non-cash stock based compensation charges.

•	Other operating expenses include depreciation, amortization, loss (gain) on disposal of assets and impairment charges.

Key Measures Used to Evaluate and Assess Business

Key measures we use to evaluate and assess our business include the following:

•	Merchandise same store sales. This reflects the change in year-over-year merchandise sales for comparable stores. We include a store in the same store sales base in its thirteenth full month of operations. A store that is closed is removed from the same store calculation base, including its historical sales. A store that is razed and rebuilt is treated as a closed store when it is razed, and then as a new store when it is rebuilt. Remodeled stores are included on our same store sales base.

•	Merchandise gross profit and margin. Merchandise gross profit represents gross sales price of merchandise sold less the direct cost of goods and shortages. Included in shortages are bad merchandise and theft. Merchandise margin represents merchandise gross profit as a percentage of merchandise sales.

•	Average gallons per store. This reflects the average motor fuel gallons sold per location for a specific period.

•	Gross profit cents per gallon. Our retail gross profit cents per gallon reflects the gross profit on motor fuel before credit card expenses divided by the number of retail gallons sold. Our wholesale gross profit cents per gallon reflects the gross profit on motor fuel after credit card expenses divided by the number of wholesale gallons sold.

•	EBITDA and Adjusted EBITDA. We monitor EBITDA and Adjusted EBITDA on a site, segment and consolidated basis as a key performance measure.

We define EBITDA as net income before interest expense, net, income taxes and depreciation, amortization and accretion. Adjusted EBITDA further adjusts EBITDA by excluding cumulative effect of changes in accounting principles, discontinued operations, non-cash stock based compensation expense, and certain other operating expenses that are reflected in our net income that we do not believe are indicative of our ongoing core operations, such as significant transaction expenses associated with the December 2005 transactions and the gain or loss on disposal of assets and impairment charges. In addition, those expenses that we have excluded from our presentation of Adjusted EBITDA (along with our royalty expenses, marketing expenses and other items) in this prospectus are also excluded in measuring our covenants under our revolving credit facility and the indenture governing our senior notes.

EBITDA and Adjusted EBITDA are important measures used by management in evaluating our business because:

•	Adjusted EBITDA is used as a performance and liquidity measure under our subsidiaries’ revolving credit facility and the indenture governing our senior notes, including for purposes of determining whether they have satisfied certain financial performance maintenance covenants and our ability to borrow additional indebtedness and pay dividends to us;

•	Adjusted EBITDA facilitates management’s ability to measure operating performance of our business because it assists us in comparing our operating performance on a consistent basis since it removes the impact of items not directly resulting from our retail convenience stores and wholesale motor fuel distribution operations;

•	Adjusted EBITDA is used by our management for internal planning purposes, including aspects of our consolidated operating budget, as well as for segment and individual site operating targets;

•	management uses Adjusted EBITDA for internal planning purposes, including aspects of our consolidated operating budget and capital expenditures, as well as for segment and individual site operating targets; and

•	Adjusted EBITDA is used by our board of directors and management for determining certain management compensation targets and thresholds.

EBITDA and Adjusted EBITDA are not recognized terms under GAAP and do not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•	they do not reflect significant interest expense, or the cash requirements necessary to service interest or principal payments on our revolving credit facility or senior notes;

•	they do not reflect payments made or future requirements for income taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements; and

•	because not all companies use identical calculations, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

Results of Operations

The following table sets forth our revenues, cost of sales, gross profit, operating expenses and operating income as a percentage of total revenues for the period indicated:

	Fiscal Year Ended			Unaudited Six Months Ended
	December 28, 2003	January 2, 2005	January 1, 2006(1)	July 3, 2005	July 2, 2006
Revenues:
Merchandise sales	24.4%	21.1%	17.4%	18.9%	15.4%
Fuel sales	73.9%	77.5%	81.5%	79.8%	83.6%
Service and other revenue	1.7%	1.4%	1.1%	1.3%	1.0%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of sales	85.8%	87.6%	89.4%	89.2%	90.8%
Gross profit:
Merchandise	7.8%	6.8%	5.6%	6.2%	5.1%
Fuel	4.9%	4.2%	3.9%	3.4%	3.2%
Service and other gross profit	1.5%	1.4%	1.1%	1.2%	0.9%

Total gross profit	14.2%	12.4%	10.6%	10.8%	9.2%
Selling, general and administrative expenses	10.5%	9.0%	8.7%	8.1%	7.5%
Depreciation, amortization and accretion	2.0%	1.8%	1.6%	1.4%	1.0%
Other operating expenses	0.2%	0.2%	0.0%	(0.1)%	0.0%

Income (loss) from operations	1.5%	1.4%	0.3%	1.4%	0.7%
Interest and other	1.4%	1.0%	1.4%	0.9%	0.7%

Net income (loss)	0.1%	0.4%	(1.1)%	0.5%	0.0%

(1)	The results of operations for the year ended January 1, 2006, represents the combined operations of Susser Holdings, L.L.C., predecessor, for the 352-day period ended December 20, 2005, and Stripes Holdings LLC, successor, for the 12-day period ended January 1, 2006.

Key Operating Metrics

The following table sets forth, for the periods indicated, information concerning key measures we rely on to gauge our operating performance:

	Fiscal Year Ended			Unaudited Six Months Ended
	December 28, 2003	January 2, 2005	January 1, 2006(1)	July 3, 2005	July 2, 2006
	(dollars and gallons in thousands)
Revenue:
Merchandise sales	$280,799	$306,990	$329,530	$162,124	$180,512
Motor fuel—retail	460,022	585,966	780,441	356,995	499,319
Motor fuel—wholesale	389,074	540,482	764,759	328,936	480,734
Service and other revenue	19,005	20,737	21,534	10,993	11,904

Total revenue	$1,148,900	$1,454,175	$1,896,264	$859,048	$1,172,469
Gross profit:
Merchandise	$89,879	$98,865	$106,450	$52,849	$59,546
Motor fuel—retail	38,926	43,629	49,922	20,227	25,007
Motor fuel—wholesale	16,944	17,530	24,286	9,178	12,227
Service and other gross profit	17,782	20,491	20,917	10,727	11,573

Total gross profit	$163,531	$180,515	$201,575	$92,981	$108,353
Adjusted EBITDA(2):
Retail	$31,433	$39,475	$40,290	$17,576	$12,718
Wholesale	12,275	12,968	17,231	6,592	9,280
Other	(1,717)	(2,503)	(3,112)	(1,318)	(1,003)

Total Adjusted EBITDA	$41,991	$49,940	$54,409	$22,850	$20,995
Retail merchandise margin	32.0%	32.2%	32.3%	32.6%	33.0%
Merchandise same store sales growth	4.1%	4.8%	3.6%	6.6%	4.9%
Average retail motor fuel gallons per store	1,077	1,125	1,186	607	645
Motor fuel gallons sold:
Retail	326,958	343,869	367,941	184,984	204,318
Wholesale	393,765	427,255	441,543	215,579	227,674
Average retail price of motor fuel	$1.41	$1.70	$2.12	$1.93	$2.44
Motor fuel gross profit cents per gallon:
Retail	11.9 ¢	12.7 ¢	13.6 ¢	10.9 ¢	12.2 ¢
Wholesale	4.3 ¢	4.1 ¢	5.5 ¢	4.3 ¢	5.4 ¢

(1)	The results of operations for the year ended January 1, 2006, represents the combined operations of Susser Holdings, L.L.C., predecessor, for the 352-day period ended December 20, 2005, and Stripes Holdings LLC, successor, for the 12-day period ended January 1, 2006.
(2)	We define EBITDA as net income before interest expense, net, income taxes and depreciation, amortization and accretion. Adjusted EBITDA further adjusts EBITDA by excluding cumulative effect of changes in accounting principles, discontinued operations, non-cash stock based compensation expense and certain other operating expenses that are reflected in our net income that we do not believe are indicative of our ongoing core operations, such as significant transaction expenses associated with the December 2005 transactions and the gain or loss on disposal of assets and impairment charges. EBITDA and Adjusted EBITDA are not presented in accordance with GAAP. Please refer to the discussion above in the subsection entitled “—Key Measures Used to Evaluate and Assess Business.”

(footnotes continued on following page)

The following table presents a reconciliation of our segment operating income to EBITDA and Adjusted EBITDA:

	Retail Segment			Wholesale Segment			All Other (b)			Total (c)
	Fiscal Year Ended			Fiscal Year Ended			Fiscal Year Ended			Fiscal Year Ended
	December 28, 2003	January 2, 2005	January 1, 2006	December 28, 2003	January 2, 2005	January 1, 2006	December 28, 2003	January 2, 2005	January 1, 2006	December 28, 2003	January 2, 2005	January 1, 2006
Operating income (loss)	$10,946	$17,111	$15,858	$7,715	$7,806	$11,908	$(1,832)	$(4,258)	$(21,339)	$16,829	$20,659	$6,427
Depreciation, amortization and accretion	18,131	21,924	24,306	4,477	4,219	5,704	126	114	195	22,734	26,257	30,205
Other miscellaneous	—	—	—	—	—	—	108	57	(8,858)	108	57	(8,858)
Minority interest	—	—	—	—	—	—	(65)	(64)	(76)	(65)	(64)	(76)
Cumulative effect of changes in accounting principles	—	—	—	—	—	—	(2,079)	—	—	(2,079)	—	—
Discontinued operations	—	—	—	90	—	—	—	—	—	90	—	—

EBITDA	$29,077	$39,035	$40,164	$12,282	$12,025	$17,612	$(3,742)	$(4,151)	$(30,078)	$37,617	$46,909	$27,698
Cumulative effect of changes in accounting principles	—	—	—	—	—	—	2,079	—	—	2,079	—	—
Discontinued operations	—	—	—	(90)	—	—	—	—	—	(90)	—	—
Non-cash stock based compensation expense	—	—	—	—	—	—	47	1,705	1,188	47	1,705	1,188
Loss (gain) on disposal of assets and impairment	2,356	440	126	83	943	(381)	7	—	(386)	2,446	1,383	(641)
Other operating expenses (a)	—	—	—	—	—	—	(108)	(57)	26,164	(108)	(57)	26,164

Adjusted EBITDA	$31,433	$39,475	$40,290	$12,275	$12,968	$17,231	$(1,717)	$(2,503)	$(3,112)	$41,991	$49,940	$54,409

	Retail Segment		Wholesale Segment		All Other (b)		Total (c)
	Unaudited Six Months Ended		Unaudited Six Months Ended		Unaudited Six Months Ended		Unaudited Six Months Ended
	July 3, 2005	July 2, 2006	July 3, 2005	July 2, 2006	July 3, 2005	July 2, 2006	July 3, 2005	July 2, 2006
Operating income (loss)	$7,762	$4,699	$4,324	$6,575	$(623)	$(2,123)	$11,463	$9,151
Depreciation, amortization and accretion	9,964	8,286	2,268	2,715	86	557	12,318	11,558
Other miscellaneous	—	—	—	—	(352)	112	(352)	112
Minority interest	—	—	—	—	(112)	(35)	(112)	(35)

EBITDA	$17,726	$12,985	$6,592	$9,290	$(1,001)	$(1,489)	$23,317	$20,786
Non-cash stock based compensation expense	—	—	—	—	—	226	—	226
Loss (gain) on disposal of assets and impairment	(150)	(267)	—	(10)	(669)	—	(819)	(277)
Other operating expenses (a)	—	—	—	—	352	(112)	352	(112)
Management fee	—	—	—	—	—	372	—	372

Adjusted EBITDA	$17,576	$12,718	$6,592	$9,280	$(1,318)	$(1,003)	$22,850	$20,995

(a)	Represents income from a non-consolidated joint venture and other non-operating income. Fiscal 2005 includes $27.1 million of costs related to the December 2005 transactions.
(b)	Other includes APT, corporate overhead and other costs not allocated to the two primary segments.
(c)	Reference is made to footnote 8 beginning on page 14 for a reconciliation of total EBITDA and Adjusted EBITDA to net income and cash flow from operating activities.

First Half 2006 Compared to First Half 2005

The following discussion of results for first half 2006 compared to first half 2005 compares the 26-week period of operations ended July 2, 2006, of Stripes Holdings LLC, to the 26-week period of operations ended July 3, 2005, of Susser Holdings, L.L.C. as predecessor company. The December 2005 transactions did not have a material impact on our core retail and wholesale operations, and therefore the results of operations of the Company and Predecessor are comparable, with the exception of lease expense and interest expense which were impacted by the financing transactions.

Total Revenue.    Total revenue for first half 2006 was $1,172.5 million, an increase of $313.5 million, or 36.5%, over 2005. The increase in total revenue was driven by a 32.5% increase in the average sales price of motor fuel, an 11.3% increase in merchandise sales and a 7.8% increase in motor fuel gallons sold, as further described below.

Total Gross Profit.    Total gross profit for first half 2006 was $108.4 million, an increase of $15.4 million, or 16.5%, over 2005. The increase was primarily attributable to increases in merchandise sales, merchandise margins, motor fuel margins and motor fuel volumes as further discussed below.

Merchandise Sales and Gross Profit.    Merchandise sales were $180.5 million for 2006, an $18.4 million, or 11.3%, increase over 2005. Our performance was due to a 4.9% merchandise same store sales increase, accounting for $7.9 million of the increase, with the balance due to the addition of 13 new retail stores. Key categories contributing to the same store sales increase were Laredo Taco Company ($2.7 million), beer ($1.2 million), and packaged and fountain beverages ($3.3 million). Merchandise gross profit was $59.5 million for 2006, a $6.7 million, or 12.7%, increase over 2005, which was driven by the increase in merchandise sales ($6.0 million) and margins ($0.6 million). Merchandise margins were 33.0%, up from 32.6% in 2005. Merchandise margin improvements were due to a more favorable product mix emphasizing Laredo Taco Company and dispensed and packaged beverages as well as an 11 basis point improvement in shortages.

Retail Motor Fuel Sales, Gallons and Gross Profit.    Retail sales of motor fuel for 2006 were $499.3 million, an increase of 39.9% over 2005, driven by a 26.6% increase in the average retail price of motor fuel ($95.1 million) and a 10.5% increase in retail gallons sold ($47.2 million). The increase in gallons was attributable to a 6.3% increase in average gallons per site and the opening of 13 new retail stores. Retail motor fuel gross profit increased by 23.6% over 2005, due to the increased gallons ($2.4 million) and an increase in the gross profit per gallon ($2.4 million). Gross profit cents per gallon of 12.2 cents was 11.9% higher than 2005.

Wholesale Motor Fuel Sales, Gallons and Gross Profit.    Wholesale motor fuel revenues to third parties for 2006 were $480.7 million, a 46.1% increase over 2005. This increase was attributable to a 38.4% increase in average wholesale motor fuel prices ($126.3 million) and a 5.6% increase in gallons sold ($25.5 million). Wholesale motor fuel gross profit of $12.2 million increased 33.2% over 2005 as gross profit cents per gallon increased to 5.4 cents for 2006 compared to 4.3 cents for 2005. The increase in gross profit cents per gallon was attained across all categories of gallons sold with the highest increases attributed to consignment motor fuel sales (40.2% increase) and unbranded motor fuel sales (16.6% increase).

Other Revenue and Gross Profit.    Other revenue of $11.9 million for first half 2006 increased by 8.3% over 2005. Gross profit associated with other revenue was $11.6 million, an increase of 7.9% over 2005. The retail segment had other revenue of $9.7 million in 2006 compared to $8.9 million in 2005. Retail segment other gross profit was $9.7 million and $8.9 million, respectively, as we record these service revenues on a net basis. The increase over last year was partially driven by an increase in income from prepaid services, ATM income and lottery due to the introduction of a state lottery in Oklahoma in October 2005. The prepaid services ($0.6 million), ATM income ($0.2 million) and lottery ($0.2 million) increases were partly offset by the continuing decline in payphone ($0.1 million) and money order income ($0.1 million). Other revenues and related gross profit for the wholesale segment were $1.9 million in 2006 and 2005.

Personnel Expense.    The largest component of our operating expense is retail store personnel expense. For the first half 2006, personnel expense was $34.4 million, an increase of $3.8 million, or 12.3%, over 2005.

The increase in personnel expense was primarily attributable to our new store openings ($2.2 million), which all have restaurants requiring incremental labor. Additionally, our restaurant sales, which require more labor, are growing at a much higher rate than our other merchandise sales and therefore are contributing to the increase in personnel expense.

General and Administrative Expenses.    For first half 2006, general and administrative expenses increased by $0.6 million, or 6.8%, over 2005. The increase was caused primarily by non-cash stock compensation expense ($0.2 million) and management fees ($0.4 million).

Operating Expenses.    Operating expenses increased by $6.8 million, or 28.1% over 2005, which was largely driven by increased utility expense from higher energy costs ($1.8 million), credit card fees from the increase in the average retail price of motor fuel ($2.6 million), maintenance expense ($0.8 million) and advertising expenses ($0.5 million).

Rent Expense.    Rent expense for first half 2006 was $11.1 million, an increase of $6.5 million or 143.4% over 2005, due to the December 2005 sale leaseback transaction.

Royalty Expense.    Royalty expense for the first half of 2006 of $1.9 million was up $0.2 million or 10.3% over 2005 due to the increase in merchandise sales. We plan to rebrand our stores to the Stripes brand during the second half of 2006, after which this royalty payment will be eliminated. To support our proprietary Stripes brand, we intend to increase our annual marketing expense by approximately $0.8 million per year.

Loss (Gain) on Disposal of Assets and Impairment Charges.    Gain on disposal of assets for first half 2006 of $0.3 million decreased $0.5 million from 2005 due to fewer sales of property with a gain over net book value.

Depreciation, Amortization and Accretion.    Depreciation and amortization expense for first half 2006 of $11.6 million decreased by $0.7 million or 6.2% from 2005 due to the December 2005 Transaction.

Income from Operations.    Income from operations for first half 2006 was $9.2 million, compared to $11.5 million for 2005. The decrease was attributable to higher rent expense and operating expenses offsetting the increases in gross income as discussed above.

Interest Expense, Net.    Net interest expense for first half 2006 was $9.4 million, an increase of $2.4 million from 2005. The increase was due to the issuance of the 10 5/8% senior notes in December 2005, net of the repayment of all prior indebtedness.

Other Miscellaneous Income and Expense.    Other miscellaneous income for first half 2006 is $112 thousand compared to a loss of $352 thousand in 2005. The increase was primarily due to our 50% share of net income in an unconsolidated joint venture.

Net Income or Loss.    We recorded a net loss for first half 2006 of $(0.2) million, compared to net income of $4.0 million for 2005. The decrease is primarily due to increased rent and interest expense of $6.5 million and $2.4 million, respectively, related to the December 2005 Transaction.

Adjusted EBITDA.    Adjusted EBITDA for first half 2006 was $21.0 million, a decrease of $1.9 million, or 8.1%, compared to 2005. The decrease is primarily due to the additional $6.5 million of rent expense related to the December 2005 sale leaseback, and to the increases in energy-related costs described above. Retail segment Adjusted EBITDA of $12.7 million decreased by $4.9 million, or 27.7%, compared to 2005, primarily due to the additional rent and energy-related expenses. Wholesale segment Adjusted EBITDA of $9.3 million increased by $2.7 million, or 41.1%, over 2005 primarily due to the increased motor fuel gross profit.

Fiscal 2005 Compared to Fiscal 2004

The following discussion of results for fiscal 2005 consolidates the 352-day period of operations by Susser Holdings, L.L.C. as predecessor company, and the 12-day period of operations by Stripes Holdings LLC, following the December 2005 transactions. Fiscal 2005 was a 52-week period for the retail segment, while fiscal 2004 was a 53-week period.

Total Revenue.    Total revenue for 2005 was $1,896.3 million, an increase of $442.1 million, or 30.4%, over 2004. The increase in total revenue was driven by a 30.7% increase in the average sales price of motor fuel, a 7.3% increase in merchandise sales and a 5.0% increase in motor fuel gallons sold, as further described below. Fiscal 2004 included approximately $16.7 million of revenue related to the 53rd week.

Total Gross Profit.    Total gross profit for 2005 was $201.6 million, an increase of $21.1 million, or 11.7%, over 2004. The increase was primarily attributable to increases in merchandise sales, motor fuel volumes and motor fuel margins, as further described below. Fiscal 2004 included approximately $2.5 million of gross profit related to the 53rd week.

Merchandise Sales and Gross Profit.    Merchandise sales were $329.5 million for 2005, a $22.5 million, or 7.3%, increase over 2004. Our performance was due to a 3.6% merchandise same store sales increase, accounting for $10.7 million of the increase, with the balance attributable to the addition of 16 new retail stores. Key categories contributing to the same store sales increase were Laredo Taco Company restaurant sales ($3.5 million), packaged beverages ($2.2 million) and beer ($1.9 million). Our results were achieved despite the sales fluctuations related to three hurricanes during the third quarter. Merchandise gross profit was $106.5 million for 2005, a $7.6 million, or 7.7%, increase over 2004, which was driven primarily by the increase in merchandise sales. Merchandise margins were 32.3%, up slightly from 32.2% in 2004. Merchandise margin improvements due to a more favorable product mix emphasizing Laredo Taco Company and dispensed and packaged beverages were offset by declines in cigarette margins.

Retail Motor Fuel Sales, Gallons and Gross Profit.    Retail sales of motor fuel for 2005 were $780.4 million, an increase of 33.2% over 2004, driven by a 24.5% increase in the average retail price of motor fuel ($153.5 million) and a 7.0% increase in retail gallons sold ($41.0 million). The increase in gallons is attributable to a 5.4% increase in average gallons per site and the opening of 16 new retail stores. These volume increases are not adjusted for approximately 6.6 million gallons attributed to the extra week in 2004. Retail motor fuel gross profit increased by 14.4% over 2004, due to the increased gallons ($3.3 million) and an increase in the gross profit per gallon ($3.0 million). Gross profit cents per gallon of 13.6 cents was 6.9% higher than 2004. This increase in gross profit cents per gallon was partially due to the increased volatility in fuel prices during the third quarter of 2005 related to the hurricanes.

Wholesale Motor Fuel Sales, Gallons and Gross Profit.    Wholesale motor fuel revenues for 2005 were $764.8 million, a 41.5% increase over 2004. This increase is attributable to a 36.9% increase in average wholesale motor fuel prices ($200.0 million) and a 3.3% increase in gallons sold ($24.7 million). Wholesale motor fuel gross profit of $24.3 million increased 38.5% over 2004 as gross profit cents per gallon increased to 5.5 cents for 2005 compared to 4.1 cents for 2004. The increase in gross profit cents per gallon was primarily attributed to higher margins on consignment motor fuel sales (3.9 cents) and a slight increase in our margins related to unbranded motor fuel (1.7 cents).

Service Revenue and Gross Profit.    Other revenue of $21.5 million for 2005 was up 3.8% over 2004. Gross profit associated with other revenue was $20.9 million, up 2.1% over 2004. The retail segment had other revenue of $17.3 million in 2005 compared to $17.0 million in 2004. Related gross profit was also $17.3 million and $17.0 million, respectively, as we record these service revenues on a net basis. The increase over last year was partially driven by an increase in income from our car wash ($0.3 million) and ATM services ($0.2 million) and from our 16 new retail stores. The wholesale segment had other revenue and related gross profit of $3.8 million in 2005 compared to $3.5 million in 2004. The increase is primarily due to additional rental income.

Personnel Expense.    The largest component of our operating expenses is retail store personnel expense. For 2005, personnel expense was $62.2 million, an increase of $4.9 million, or 8.6%, over 2004. The increase is primarily attributable to our new store openings ($3.6 million), which all have restaurants requiring incremental labor. Additionally, our restaurant sales, which require more labor, are growing much faster than our other merchandise sales and therefore are contributing to the increase in personnel expense.

General and Administrative Expense.    General and administrative expense was $36.6 million in 2005, an increase of $19.1 million or 108.9% over 2004. Included in G&A expense are non-cash stock compensation charges of $1.2 million for 2005 and $1.7 million for 2004. Additionally, we recognized $17.3 million compensation expense for redemption of management options in connection with the December 2005 transactions. We terminated our existing option plans and redeemed all options at the acquisition value, resulting in a cost of $21.1 million. We had previously recognized compensation costs for our option plans of $3.8 million, resulting in a current charge of $17.3 million. We also had increases in salaries and bonuses of $1.9 million and increased professional fees of $0.6 million. In addition, we paid consulting fees of $1.0 million for both 2005 and 2004 to the previous owners of certain acquired properties. The consulting contracts required that they be paid out upon change of control, which was done concurrently with the closing of the December 2005 transactions, and therefore we will not incur these consulting expenses beginning in 2006.

Operating Expenses.    Operating expenses were $53.6 million in 2005, an increase of $8.1 million or 17.7% over 2004. The increase was largely driven by increased utility expense from higher energy costs ($3.2 million) and credit card fees ($1.8 million) from the increase in the average retail price of motor fuel. The remaining increase is primarily related to our new stores.

Rent Expense.    Rent expense of $9.7 million increased by $1.1 million or 12.6% over 2004. Twelve days of rent related to the December 2005 sale/leaseback transaction of $0.4 million was recorded in 2005.

Royalty Expense.    Royalty expense for the use of the Circle K trade name was $3.4 million in 2005, an increase of $0.2 million or 6.6% over 2004. We plan to rebrand our stores to the Stripes brand during the second half of 2006, after which this royalty payment will be eliminated. To support our proprietary Stripes brand, we intend to increase our annual marketing expense by approximately $0.8 million per year.

Loss (Gain) on Disposal of Assets and Impairment Charges.    We recorded a gain on disposal of assets, net of impairment charges, of $0.6 million, compared to a loss of $1.4 million in 2004. During 2005 we sold assets with a net book value of $0.9 million and recognized a gain on disposition of these assets of $0.7 million. During 2005, impairment charges of $25 thousand were recorded.

Depreciation, Amortization and Accretion.    Depreciation, amortization and accretion expense of $30.2 million increased $3.9 or 15.0% over 2004 primarily due to the 16 new stores. Amortization expense included a $3.3 million write-off of unamortized loan costs related to the debt repaid in December 2005.

Income from Operations.    Income from operations for 2005 was $6.4 million, compared to $20.7 million for 2004. The $14.2 million or 68.9% decrease was primarily attributable to the $17.3 million compensation expense recognized for redemption of management options. An offsetting $3.1 million improvement was attributable to improvements in merchandise and motor fuel gallons and gross profit, which were partly offset by the other increases in selling, general and administrative expense discussed above. The estimated increase income from operations attributable to the 53rd week in 2004 was approximately $0.8 million.

Interest Expense, Net.    Net interest expense for 2005 was $18.1 million, an increase of $3.5 million or 24.2% from 2004. Included in interest expense was $2.9 million in debt prepayment penalties in 2005, compared to $1.4 million in 2004. The remaining increase is due to a reduction of interest income of $0.7 million primarily related to a $9.6 million note receivable paid off in April 2004.

Other Miscellaneous Income and Expense.    We recorded several charges in connection with the December 2005 transactions. Due to change of control provisions in four long-term consulting agreements, we paid off the contracts for a total of $1.5 million. We also expensed $8.3 million in various other costs related to the December 2005 transactions, including advisory, legal and accounting charges. We recorded $1.4 million in miscellaneous income during 2005 related to the exercise of warrants that we had received in connection with the 2002 sale of our Fleet Card operations.

Net Income or Loss.    We recorded a net loss for 2005 of $20.6 million, compared to net income of $6.0 million for 2004. The $26.6 million or 441.3% decrease is due to $33.4 million of expenses related to the December 2005 transactions.

Adjusted EBITDA.    Adjusted EBITDA for 2005 was $54.4 million, an increase of $4.5 million, or 8.9%, compared to 2004. Retail segment Adjusted EBITDA of $40.3 million increased by $0.8 million, or 2.1%, over 2004 due to the increases in gross profit described above, although partly offset by the increased selling, general and administrative expenses. The retail segment’s increase in Adjusted EBITDA is also negatively impacted by the extra week included in the 2004 fiscal year, which added approximately $0.8 million to Adjusted EBITDA in 2004. Wholesale segment Adjusted EBITDA of $17.2 million increased by $4.3 million, or 32.9%, over 2004 primarily due to the increased motor fuel gross profit.

Impact of Hurricanes Emily, Katrina and Rita.    Hurricanes Emily, Katrina and Rita struck the Gulf Coast region during the third quarter of 2005, causing widespread damage. In certain of our markets, such as Corpus Christi, Victoria and the southern portions of the greater Houston area, mandatory evacuation orders were issued as a result of Hurricane Rita. At the peak of Hurricane Rita, 72 of our convenience stores and approximately 280 of our wholesale dealer locations in the Houston area were temporarily closed. Similarly, 16 sites were briefly closed as a result of Hurricane Emily. All locations were reopened shortly after Hurricanes Rita and Emily passed and we did not experience any significant damage to any of our properties. Although we did not close any sites as a result of Hurricane Katrina, we experienced similar temporary fluctuations in sales and profitability as a result of all three hurricanes. However, the net effect of the hurricanes on our operating results for 2005 was not material.

Fiscal 2004 Compared to Fiscal 2003

Total Revenue.    Total revenue for 2004 of $1,454.2 million was $305.3 million, or 26.6%, higher than in 2003. The increase in total revenue was primarily driven by a 24.0% increase in the average sales price of motor fuel, a 9.3% increase in merchandise sales and a 7.0% increase in motor fuel gallons sold, as further described below. 2004 was a 53-week year and 2003 was a 52-week year. The estimated increase in revenues attributable to the 53rd week was approximately $16.7 million.

Total Gross Profit.    Total gross profit for 2004 was $180.5 million, an increase of $17.0 million, or 10.4%, over 2003. The increase is primarily attributable to increases in merchandise sales, motor fuel volumes and retail motor fuel margins, as further described below. Approximately $2.0 million of the increase in gross profit is attributable to the 53rd week.

Merchandise Sales and Gross Profit.    Merchandise sales were $307.0 million in 2004, a $26.2 million, or 9.3%, increase over 2003. Our strong performance was due to a 4.8% merchandise same store sales increase, accounting for $13.3 million of the increase, with the balance attributable to the addition of 12 new retail stores. Key categories contributing to the same store sales increase were Laredo Taco Company restaurant sales ($2.8 million), beer ($3.3 million) and fountain drinks ($2.0 million). Merchandise gross profit was $98.9 million in 2004, a $9.0 million, or 10.0%, increase over 2003. The increase was driven primarily by the increased merchandise sales. Merchandise margin was 32.2% compared to 32.0% in 2003. The increase was driven by an improvement in employee turnover and shortage controls (13 basis points).

Retail Motor Fuel Sales, Gallons and Gross Profit.    Retail sales of motor fuel were $586.0 million in 2004, a $125.9 million, or 27.4%, increase over 2003. This increase was largely driven by a 20.6% increase in the average retail price of motor fuel. Retail motor fuel gallons of 343.9 million were up 5.2% over 2003. This increase in gallons was primarily attributable to the 12 new stores opened in 2004. Average gallons per site in 2004 increased by 4.5% over 2003. Retail motor fuel gross profit increased by $4.7 million, or 12.1%, over 2003 due partly to the increased volumes ($2.1 million) and improved margins ($2.6 million). Gross profit cents per gallon also improved by 6.7% to 12.7 cents.

Wholesale Motor Fuel Sales, Gallons and Gross Profit.    Wholesale motor fuel sales for 2004 were $540.5 million, an increase of $151.4 million, or 38.9%, over 2003. This increase is attributable to a 28.3% increase in average wholesale motor fuel prices ($109.0 million) and an 8.5% increase in volumes sold ($42.4 million). The increased volume was primarily in the unbranded commercial business, which carries lower margins than the branded dealer business. Wholesale motor fuel gross profit were $17.5 million in 2004, an increase of $0.6 million, or 3.5%, from 2003, due to the increased volumes. The gross profit cents per gallon decreased by 4.6% due primarily to the shift in mix.

Service Revenue and Gross Profit.    Other revenue of $20.7 million for 2004 increased $1.7 million, or 9.1%, over 2003. Gross profit related to other revenue was $20.5 million, an increase of 15.2% over 2003. The retail segment had other revenue and related gross profit of $17.0 million in 2004 compared to $14.6 million in 2003. The increase was primarily driven by prepaid phone cards and wireless services ($0.7 million), lottery ($0.6 million) and ATM services ($0.6 million) at our existing and the 12 new stores. The wholesale segment had other revenue and related gross profit of $3.5 million in 2004, which was flat with 2003.

Personnel Expense.    Retail store personnel expense was $57.3 million for 2004, which increased $6.3 million, or 12.4%, over the comparable period in 2003. The increase in personnel expense is largely attributable to the increase in our number of stores, which all have restaurants requiring incremental labor.

General and Administrative Expense.    General and administrative expenses increased by $1.5 million or 9.6% over 2003. Included in general and administrative expenses for 2004 is $1.7 million in non-cash stock based compensation expense related to management options, compared to $47 thousand in 2003.

Operating Expenses.    Operating expenses increased by $2.6 million, or 6.1%, over 2003, which was largely driven by increased utility expense ($1.5 million) and credit card fees ($1.6 million) resulting from higher energy costs.

Rent Expense.    Rent expense of $8.7 million for 2004 did not increase materially from 2003.

Royalty Expense.     Royalty expense for the use of the Circle K trade name was $3.2 million, an increase of $0.2 million or 5.9% over 2003 due to the increase in merchandise sales.

Loss (Gain) on Disposal of Assets and Impairment Charges.     Loss on disposal of assets and impairment charges of $1.4 million decreased by $1.1 million or 43.5% from 2003. During 2004, we sold assets with a book value of $2.3 million and recognized a loss on disposition of these assets of $0.8 million. We recorded impairment charges against assets held for sale of $0.6 million.

Depreciation, Amortization and Accretion.    Depreciation, amortization and accretion expense of $26.3 million increased $3.5 or 15.5% over 2003, primarily due to the addition of 12 new stores. Amortization expense included $1.3 million write-off of unamortized loan costs related to the debt refinanced during 2004.

Income from Operations.    Income from operations for 2004 was $20.7 million, compared to $16.8 million for 2003. The 22.7% increase is attributable to the improvements in merchandise and motor fuel gross profit, which were partly offset by increased selling, general and administrative expenses. The estimated increase in income from operations attributable to the 53rd week in 2004 was approximately $0.8 million.

Interest Expense, Net.    Net interest expense for 2004 was $14.6 million, an increase of $0.4 million or 2.8% over 2003. This increase was primarily attributable to $1.4 million in prepayment penalties we incurred on $59.0 million of debt we refinanced.

Net Income.    Net income for 2004 of $6.0 million increased $5.4 million or 791.4%, primarily due to the increase in income from operations.

Adjusted EBITDA.    Adjusted EBITDA for 2004 was $49.9 million, an increase of $7.9 million, or 18.9%, compared to 2003. Retail segment Adjusted EBITDA of $39.5 million increased by $8.0 million, or 25.6%, over 2003 due to increases in merchandise and motor fuel gross profit described above. Additionally, the retail segment had an extra week during 2004 compared to 2003, which added approximately $0.8 million to Adjusted EBITDA in 2004. Wholesale segment Adjusted EBITDA of $13.0 million increased by $0.7 million, or 5.6%, over 2003 primarily due to the increased motor fuel gross profit.

Liquidity and Capital Resources

Cash Flows from Operations.    Cash flows from operations are our main source of liquidity. We rely primarily on cash provided by operating activities, supplemented as necessary from time to time by borrowings under our revolving credit facility and other financing transactions, to finance our operations, to service our debt obligations, and to fund our capital expenditures. Due to the seasonal nature of our business, our operating cash flow is typically the lowest during the first quarter of the year since (i) sales tend to be lower during the winter months; (ii) we are building inventory in preparation for spring break; and (iii) we pay certain annual operating expenses during the first quarter. The summer months are our peak sales months, and therefore our operating cash flow tends to be the highest during the third quarter.

Cash flows from operations were $34.6 million, $27.2 million and $29.1 million for 2003, 2004 and 2005, respectively. Excluding the December 2005 transaction expenses, our cash flows from operations for 2005 would have been $24.5 million. Cash flows from operations were $23.9 million and $17.4 million for the six months ended July 3, 2005 and July 2, 2006, respectively. The change in our cash provided from operating activities for the respective periods was primarily attributable to changes in earnings and working capital. Our daily working capital requirements fluctuate within each month, primarily related to the timing of motor fuel and sales tax payments. Based on our typical working capital fluctuations, borrowings under our revolving credit facility have ranged from $0 to $24 million in any given month.

Capital Expenditures.    Capital expenditures, before sale/leasebacks and asset dispositions, were approximately $35.2 million, $44.2 million and $51.1 million in 2003, 2004 and 2005, respectively. The majority of these expenditures related to increasing the number of our retail stores by five, 12 and 16 in 2003, 2004 and 2005, respectively. Our wholesale segment remodeled or converted a number of locations we acquired from a major oil company in 2002, six of which were sold or leased to independent dealers with long-term motor fuel supply agreements. Capital expenditures were $32.8 million and $20.9 million, for the first half of 2005 and 2006, respectively. During the first half of 2006 we acquired one new retail store and completed construction of 3 new stores. We also closed 2 stores, bringing our store count at July 2, 2006 to 320.

In June 2006, we sold our 25 unattended fueling sites for proceeds of $3.0 million.

We typically spend approximately $10 million to $12 million per year in maintenance and discretionary revenue enhancing capital expenditures. Of this, we estimate that we need to spend approximately $4 million to $6 million per year to maintain our existing stores. In 2006, we plan to invest approximately $38 to $42 million (net of approximately $16 to $18 million of lease financing) in 16 to 18 new retail stores, new dealer projects and maintenance, upgrades of our existing facilities and our rebranding initiative. We plan to finance our capital spending plan with cash flow from operations, a portion of the net proceeds of this offering, borrowings under the revolving credit facility and additional lease financing.

We have begun our rebranding initiative under which we are converting our stores from the Circle K brand to the Stripes brand and expect to have all stores rebranded by year-end. We estimate this initiative will require a one-time capital investment of approximately $7.5 million in 2006. To support our Stripes brand, we also intend to increase our annual marketing expense by $0.8 million. We paid $3.6 million for the use of the Circle K brand for the twelve months ended July 2, 2006.

We have recently entered into a long-term fuel supply arrangement with Valero Marketing and Supply Company that expires July 13, 2018, and will replace our CITGO supply of motor fuel to approximately 300 retail stores, in addition to some of our wholesale supply sites. We will be responsible for the capital cost of rebranding each location. We estimate this cost to be approximately $11 million to $13 million and expect it to occur over the 9-month period beginning in September.

Cash Flows from Financing Activities.    At July 2, 2006, our outstanding long-term debt was $181.4 million, including $11.4 million drawn on our revolving line of credit. During 2003 and 2004, we incurred $24.5 million of mortgage debt, secured by 13 convenience store properties. During 2004, we refinanced approximately $59 million of debt and incurred two new mortgage debt facilities.

In December 2005, we issued $170 million aggregate principal amount of the 10 5/8% senior notes due 2013, which are further described below. We also executed sale/leaseback transactions for 74 of our retail convenience store properties for proceeds of $170 million. The properties are being leased back pursuant to triple-net leases for an initial 20-year term with five 5-year options. The annual cash rent for these properties in 2006 is $13.6 million and escalates annually based on either a stated escalation rate or on the increase in the Consumer Price Index. The proceeds of the debt and the concurrent sale/leaseback transaction, cash on balance sheet and new equity contributions were used to fund the aggregate merger consideration related to the December 2005 transactions, refinance our existing debt and pay related fees and expenses.

Revolving Credit Facility.    On December 21, 2005, our subsidiaries Susser Holdings, L.L.C. and SSP Partners (the “Borrowers”), entered into a new five-year revolving credit facility in an aggregate principal amount of up to $50 million with a syndicate of financial institutions. We and each of our existing and future domestic subsidiaries (other than one less-than-wholly owned subsidiary) are guarantors under the facility. The proceeds from this revolving credit facility are used to finance ongoing working capital and other general corporate purposes. A portion of the revolving credit facility not in excess of $10 million is available for the issuance of letters of credit and a portion of this credit facility not in excess of $7.5 million is available for swing line loans. The revolving credit facility may be increased on various terms and conditions to an aggregate principal amount of up to $75 million at any time on or before December 20, 2009, although no individual bank’s commitment may be increased without such bank’s consent. The revolving credit facility terminates on December 20, 2010.

Availability under the revolving credit facility is based on a borrowing base comprised of (1) 85% of eligible accounts receivable plus (2) 50% of eligible inventory (not to exceed 50% of the eligible accounts receivable) plus (3) the lesser of (a) 66% of the fair market value of certain designated eligible real property, (b) 50% of the revolving loan commitments then in effect and (c) the sum of (1) and (2). The borrowing base is also subject to reserves established by the arrangers of the facility in their reasonable credit judgment acting in good faith.

The loans are secured by a perfected first priority security interest in all of the Borrowers’ inventory and accounts receivable and all inventory and accounts receivable of all of the guarantors under the facility, 100% of the outstanding ownership interests of Susser Holdings, L.L.C., 100% of the outstanding ownership interests of each of our direct and indirect existing and future domestic subsidiaries (except for certain restricted interests in joint ventures), 65% of the outstanding voting stock of each of our and the subsidiary guarantors’ existing and future first tier foreign subsidiaries, and all proceeds and products of all of the foregoing.

The interest rates under the revolving credit facility are calculated at the Borrower’s option at either a base rate or a LIBOR rate plus, in each case, a margin. With respect to base rate loans, interest is payable quarterly in arrears on the last business day of each fiscal quarter. With respect to LIBOR loans, interest is payable at the end of each interest period and, in any event, at least every three months for interest periods longer than three months. Fees associated with letters of credit issued under the credit facility will be equal to 1.5% per annum times the daily maximum amount drawn, with a minimum fee of $500. The Borrowers also pay a quarterly commitment fee on the unutilized portion of the facility. The commitment fee is currently 0.50% per annum, and is subject to adjustment based on a Rent Adjusted Leverage Ratio grid. The revolving credit facility may be prepaid at any time at the Borrower’s option.

The revolving credit facility contains certain customary covenants that restrict our ability, and the ability of our subsidiaries to, among other things:

•	declare dividends, or make any distribution of assets to our stockholders;

•	purchase, redeem, retire or acquire for value any of our capital stock;

•	prepay, redeem or purchase debt;

•	incur liens, grant negative pledges and engage in certain sale/leaseback transactions;

•	make loans, acquisitions and other investments;

•	incur additional indebtedness;

•	amend or otherwise alter debt and other material agreements;

•	make capital expenditures in excess of the prior year’s Consolidated EBITDA (other than with the proceeds of sale leaseback transactions and certain permitted debt);

•	engage in mergers, consolidations and asset sales;

•	transact with affiliates; and

•	engage in businesses that are not related to our existing business.

The revolving credit facility also requires us to maintain certain financial covenants, including covenants requiring us to maintain:

•	a ratio of (x) the sum of (A) Consolidated Net Debt (as defined in the credit facility) as of the determination date plus (B) Consolidated Adjusted Rent (as defined in the credit facility) for the prior four fiscal quarters to (y) Consolidated EBITDAR (which is defined in the credit facility and includes consolidated EBITDA plus Rental Expense (as defined in the credit facility)) for such period, less than (1) 6.5 to 1 for each fiscal quarter ending on or about December 31, 2006, (2) 6.25 to 1 for each fiscal quarter ending on or about March 31, 2007 through and including on or about December 31, 2007 and (3) 6.0 to 1 thereafter (as of July 2, 2006, such ratio was 4.9 to 1); and

•	a ratio of (x) Consolidated EBITDAR (less certain cash taxes paid and restricted payments made during the period) for the prior four fiscal quarters to (y) the sum of consolidated Rental Expense and certain cash interest and principal payments made on our indebtedness for such period, greater than (1) 1.15 to 1 for each fiscal quarter ending on or about December 31, 2006, (2) 1.20 to 1 for each fiscal quarter ending on or about March 31, 2007 through and including on or about December 31, 2007 and (3) 1.25 to 1 thereafter (as of July 2, 2006, such ratio was 1.8 to 1).

For purposes of the revolving credit facility, our consolidated EBITDA is defined in the same manner as “Adjusted EBITDA” as used in this prospectus, but also makes further adjustments, including adding back royalty fees for licensing the Circle K trade name, cost savings related to terminated consulting agreements of up to $1 million annualized, and non-cash rent expense, but deducting up to $0.8 million in annualized marketing expense during such period to the extent such amounts are not already included in the calculation of net income.

Events of default, which are subject to customary grace periods, thresholds and exceptions, where appropriate, as defined under the revolving credit facility include:

•	failure of either borrower to pay principal, interest or other amounts when due;

•	breach of any representation or warranty;

•	violation of covenants;

•	default on certain other debt;

•	any breach of our agreements with McLane, Chevron or CITGO that is not cured and that could result in a material adverse change;

•	security documents failing to create the lien purported to be created, or any guaranty failing to be in full force and effect;

•	failure to pay certain judgments;

•	events of bankruptcy; and

•	a change of control.

At July 2, 2006, $11.4 million was outstanding under the revolving credit facility, and letters of credit amounted to $2.9 million, resulting in approximately $35.7 million of available borrowing capacity. As of July 2, 2006, we were in compliance with all covenants related to this facility. We believe that our revolving credit agreement is material to our overall liquidity position, and non-compliance with any of the foregoing negative or affirmative covenants may result in an event of default, which could give rise to all of the outstanding indebtedness under that facility becoming immediately due and payable. In the event that the revolving credit facility was accelerated or terminated by the lender for any such default, there can be no assurances that we could refinance or replace such facility on acceptable terms or at all, which could materially and adversely affect our liquidity needs.

The transactions contemplated by this offering may result in a “Change of Control” under the revolving credit facility. We expect to enter into an amendment to the credit facility and receive the consent of the lenders thereunder for the public offering contemplated by this prospectus prior to the consummation of the offering. In addition, pursuant to the amendment, all of the outstanding ownership interests of Stripes Holdings LLC held by the Company (following the corporate formation transactions) will be pledged to the lenders.

Senior Notes.    On December 21, 2005, Susser Holdings, L.L.C. and a subsidiary, Susser Finance Corporation (collectively, the “Issuers”), sold $170 million of 10 5/8% senior unsecured notes due December 15, 2013. Interest on the senior notes is due on June 15 and December 15 of each year. Proceeds from the sale of the senior notes were used to fund the December 2005 transactions, repay existing indebtedness and pay related fees and expenses. We incurred approximately $6.8 million in costs associated with the senior notes, which were deferred and will be amortized over the life of the senior notes.

The senior notes are senior unsecured obligations of the Issuers that rank equally in right of payment with existing and future senior indebtedness of the Issuers. The senior notes are effectively subordinated to (i) all of the Issuers’ existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness and (ii) all liabilities of Susser Company, Ltd. The senior notes, however, rank senior in right of payment to any existing and future subordinated indebtedness of the Issuers. The senior notes are jointly and severally guaranteed by Stripes Holdings LLC and each of our existing and future domestic subsidiaries other than Susser Company, Ltd.

The senior notes contain covenants that, among other things and subject to various exceptions, restrict the Issuers’ ability and any restricted subsidiary’s ability to:

•	incur additional debt;

•	make restricted payments (including paying dividends on, redeeming or repurchasing the Issuer’s capital stock);

•	dispose of our assets;

•	grant liens on our assets;

•	engage in transactions with affiliates;

•	merge or consolidate or transfer substantially all of our assets;

•	issue guarantees of other debt;

•	enter into material new businesses;

•	enter into agreements that limit the ability of the Issuers’ subsidiaries to loan money, make distributions or transfer assets to the Issuer; and

•	enter into sale/leaseback transactions.

The Issuers are currently in compliance with all of the covenants in the indenture.

On or after December 15, 2009, the Issuers may redeem some or all of the senior notes at any time at the following redemption prices (expressed as percentages of principal amount) plus accrued and unpaid interest and liquidated damages, if any: after December 15, 2009, at 105.313%; after December 15, 2010, at 102.656%; and after December 15, 2011 and thereafter, at 100.000%. In addition, the Issuers may redeem up to 35% of the aggregate principal amount of the senior notes before December 15, 2008, with the net proceeds of certain equity offerings by us; provided that (1) at least 65% of the aggregate principal amount of the senior notes originally issued remain outstanding and (2) the redemption occurs within 90 days of the closing of the relevant equity offering. We intend to utilize this redemption provision to redeem a portion of the senior notes with a portion of the proceeds of this offering.

Additionally, if Susser Holdings, L.L.C. experiences certain kinds of changes of control, the Issuers must offer to purchase the senior notes at 101% of their principal amount, plus accrued and unpaid interest. “Change of Control” is defined to include the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), of all or substantially all of the properties or assets of Susser Holdings, L.L.C. and its subsidiaries; (2) the adoption of a plan relating to the liquidation or dissolution of Susser Holdings, L.L.C.; (3) the consummation of any transaction, the result of which is that any “person” or “group,” other than one or more of the principals (Wellspring and Sam L. Susser and his descendants), becomes the beneficial owner, directly or indirectly, of more than 50% of the voting stock of Susser Holdings, L.L.C.; or (4) after this offering, the first day on which a majority of the board of directors of Susser Holdings, L.L.C. are comprised of members who were not members of the board on the date of the indenture or by members who were not subsequently appointed by members of the board that were members on the date of the indenture. In addition, in some cases the Issuers may be required to make an offer to purchase the senior notes with the proceeds of certain asset sales. Our initial public offering of common stock hereby will not constitute a “Change of Control” for purposes of the senior notes indenture.

Events of default, which are subject to customary grace periods, thresholds and exceptions, where appropriate, as defined under the terms of the indenture governing the senior notes include:

•	failure to pay when due interest on, or liquidated damages, if any, with respect to, the senior notes;

•	failure to pay when due the principal of, or premium, if any, on the senior notes;

•	failure to comply with the asset sale, change of control or merger covenants contained in the indenture;

•	failure to comply with any of the other agreements in the indenture;

•	default on certain other debt;

•	failure to pay certain final and non-appealable judgments;

•	any note guarantee is held in any judicial proceeding to be unenforceable or invalid or any guarantor denies or disaffirms its obligations under its note guarantee; and

•	certain events of bankruptcy.

In the case of an event of default arising from certain events of bankruptcy or insolvency, with respect to the Issuers, all outstanding senior notes will become due and payable immediately without further action or notice. If any other event of default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding senior notes may declare all the senior notes to be due and payable immediately.

Pursuant to a registration rights agreement that the Issuers entered into at the time that the Issuers issued the senior notes, the Issuers agreed to file with the SEC by September 2006, and to use reasonable best efforts to cause to become effective as soon as possible after filing but in any event no later than 120 days after the date of the initial filing with the SEC, a registration statement with respect to an offer to exchange each of the senior notes for a new issue of debt securities registered under the Securities Act, with terms identical to those of the senior notes (except for provisions relating to transfer restrictions and payment of additional interest). If the Issuers do not file the exchange offer registration statement within the time period required, or the exchange offer registration statement is not declared effective within the time period required, or in certain other instances, the interest rate borne by the senior notes will be increased by an additional one-quarter of one percent per year for each 90-day period that elapses until the registration default is cured, provided that the aggregate increase in such annual interest rate may not exceed one percent.

Sale/Leaseback Transactions.    In December 2005, our subsidiary, SSP Partners, entered into sale/leaseback contracts with National Retail Properties, Inc., formerly known as Commercial Net Lease Realty, Inc. (“NNN”), for the sale of 74 properties for approximately $170 million. The properties were leased back from NNN pursuant to triple net leases for an initial 20-year term with five 5-year options. The lease obligations are guaranteed by Susser Holdings, L.L.C. Events of default under the leases include, among other things, payment default, covenant default, bankruptcy events, anticipatory breach and, for some leases, an event of default under other leases with NNN.

Long Term Liquidity.    In addition to the financing recently completed in the December 2005 transactions and the net proceeds from this offering, we expect that our cash flows from operations, lease financing and revolving credit facility will be adequate to provide for our short-term and long-term liquidity needs. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as the cost of potential acquisitions, new store openings, and our store rebranding initiative, will depend on our future performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As a normal part of our business, depending on market conditions, we from time to time consider opportunities to refinance our existing indebtedness, and although we may refinance all or part of our existing indebtedness in the future, there can be no assurances that we will do so. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to need to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Additional equity financing could be dilutive to the holders of our common stock; debt financing, if available could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Risk Factors” may also significantly impact our liquidity.

Contractual Obligations and Commercial Commitments

Contractual Obligations.    The following table summarizes by fiscal year our expected payments on our senior notes and future operating lease commitments as of January 1, 2006:

	Payments Due by Period
	2006	2007	2008	2009	2010	Thereafter	Total
	(dollars in thousands)
Long term debt obligations(1)	$—	$—	$—	$—	$6,220	$170,000	$176,220
Interest(2)	18,717	18,717	18,717	18,717	18,717	53,595	147,180
Operating lease obligations(3)	22,275	21,437	20,471	20,096	19,420	257,457	361,156

Total	$40,992	$40,154	$39,188	$38,813	$44,357	$481,052	$684,556

(1)	No principal amounts are due on our senior notes until December 2013. Assumes notes are outstanding until maturity.
(2)	Includes interest on senior notes, interest on the outstanding balance of our revolving credit facility as of January 1, 2006 as if such balance remained outstanding until maturity (using an assumed variable interest rate of 7.25%, the rate in effect on such facility as of January 1, 2006), and unused revolver commitment fees for the balance of our revolving credit facility for each period.
(3)	Some of our retail store leases require percentage rentals on sales and contain escalation clauses. The minimum future operating lease payments shown above do not include contingent rental expense, which historically have been insignificant. Some lease agreements provide us with an option to renew. Our future operating lease obligations will change if we exercise these renewal options and if we enter into additional operating lease agreements.

Letter of Credit Commitments.    The following table summarizes by fiscal year the expiration dates of our standby letters of credit issued under our revolving credit facility as of January 1, 2006 (in thousands):

	2006	Thereafter	Total
	(dollars in thousands)
Standby letters of credit	$2,991	$—	$2,991

At maturity, we expect to renew a significant number of our standby letters of credit.

Other Commitments.    From time to time, we enter into forward purchase contracts for our energy consumption needs at our operating and office locations. In these transactions, we enter into agreements for certain amount of our electricity requirements through a future date at a fixed price. As of July 2, 2006, we had outstanding commitments of approximately $2.1 million for approximately 38% of our estimated electricity requirements for July through December 2006 and 10% for the first quarter 2007. We also make various other commitments and become subject to various other contractual obligations that we believe to be routine in nature and incidental to the operation of our business. We believe that such routine commitments and contractual obligations do not have a material impact on our business, financial condition or results of operations.

Quarterly Results of Operations and Seasonality

Our business exhibits substantial seasonality due to the geographic area our stores are concentrated in, as well as customer activity behaviors during different seasons. In general, sales and operating income are highest in the second and third quarters during the summer activity months, and lowest during the winter months.

The following table sets forth certain unaudited financial and operating data for each quarter during 2003, 2004, 2005 and 2006. Each quarter consists of 13 weeks, unless noted otherwise. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair presentation of the information shown. This information should be read in conjunction with our audited consolidated financial statements appearing elsewhere in this prospectus.

	Unaudited Quarterly Results
	2003							2004							2005						2006
	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	First Quarter	Second Quarter		Third Quarter		Fourth Quarter(1)		First Quarter	Second Quarter		Third Quarter		Fourth Quarter	First Quarter	Second Quarter
	(dollars and gallons in thousands)
Merchandise sales	$63,117		$73,732		$75,360		$68,590	$68,691	$77,088		$81,437		$79,774		$76,206	$85,918		$86,686		$80,720	$85,799	$94,713
Motor fuel sales:
Retail	116,045		115,602		118,197		110,178	123,845	144,559		149,377		168,185		165,983	191,012		215,257		208,189	228,295	271,024
Wholesale	100,093		95,394		99,984		93,603	111,411	133,592		145,346		150,133		149,662	179,274		221,155		214,668	203,281	277,453
Other income	4,698		4,989		4,658		4,660	5,087	5,175		4,964		5,511		5,498	5,495		5,033		5,508	5,936	5,968

Total revenue	283,953		289,717		298,199		277,031	309,034	360,414		381,124		403,603		397,349	461,699		528,131		509,085	523,311	649,158

Merchandise gross profit	20,818		24,625		23,394		21,042	22,316	25,307		26,092		25,150		24,190	28,659		27,934		25,667	28,130	31,417

Merchandise gross profit percentage	33.0%		33.4%		31.0%		30.7%	32.5%	32.8%		32.0%		31.5%		31.7%	33.4%		32.1%		31.8%	32.8%	33.2%
Motor fuel gross profit:
Retail	$9,756		$9,888		$11,543		$7,739	$9,055	$11,157		$11,012		$12,407		$7,897	$12,330		$15,781		$13,915	$9,487	15,520
Wholesale	4,195		4,263		4,455		4,031	3,617	4,458		4,154		5,299		3,877	5,301		6,804		8,303	5,238	6,988
Other gross profit	4,337		4,517		4,466		4,462	4,931	5,034		5,097		5,429		5,365	5,362		4,917		5,273	5,818	5,756

Total gross profit	39,106		43,293		43,858		37,274	39,919	45,956		46,355		48,285		41,329	51,652		55,436		53,158	48,673	59,681
Income (loss) from operations(2)	4,051		7,575		6,257		(1,054)	3,288	8,294		5,305		3,772		1,648	9,532		9,035		(13,788)	637	8,515
Income (loss) before extraordinary items and cumulative effect of accounting change	446		3,949		2,687		(4,415)	(1,228)	4,997		1,835		443		(1,801)	5,789		6,520		(31,150)	(3,950)	3,760
Net income (loss)(2)	$446		$3,949		$2,687		$(6,404)	$(1,228)	$4,997		$1,835		$443		$(1,801)	$5,789		$6,520		$(31,150)	$(3,950)	3,760

Fuel gallons:
Retail	77,096		85,684		82,237		81,941	79,823	83,325		85,991		94,730		90,680	94,304		88,728		94,229	103,210	101,109
Wholesale	93,158		101,801		100,377		98,429	100,623	104,846		111,125		110,661		105,561	110,018		110,934		115,030	109,820	117,863

Motor fuel margin (cents per gallon)
Retail	12.65	¢	11.54	¢	14.04	¢	9.44 ¢	11.34 ¢	13.39	¢	12.81	¢	13.10	¢	8.71 ¢	13.08	¢	17.79	¢	14.77 ¢	9.19 ¢	15.35	¢
Wholesale	4.50	¢	4.19	¢	4.44	¢	4.10 ¢	3.59 ¢	4.25	¢	3.74	¢	4.79	¢	3.67 ¢	4.82	¢	6.13	¢	7.22 ¢	4.77 ¢	5.93	¢

(1)	2004 fourth quarter included 14 weeks.
(2)	2005 fourth quarter included $33.4 million of expenses related to the December 2005 transactions, including $17.3 million recognized as compensation expense.

Impact of Inflation

The impact of inflation on our costs, and the ability to pass cost increases in the form of increased sale prices, is dependent upon market conditions. During 2004, 2005 and the first quarter of 2006, motor fuel prices remained volatile. Although we believe we have historically been able to pass on increased costs through price increases, there can be no assurance that we will be able to do so in the future. In 2005 and 2006 to date, we experienced meaningful inflation in the price of natural gas, which is a key component of our utility expense.

Off-Balance Sheet Arrangements

We are not currently engaged in the use of off-balance sheet derivative financial instruments to hedge or partially hedge interest rate exposure nor do we maintain any other off-balance sheet arrangements for the purpose of credit enhancement, hedging transactions or other financial or investment purposes.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to market risk from exposure to changes in interest rates based on our financing, investing, and cash management activities. We have a $50.0 million revolving credit facility which bears interest at variable rates. At July 2, 2006, we had variable rate debt of $11.4 million outstanding. Holding other variables constant, including levels of debt, a 0.125% increase in interest rates would have an estimated impact on our net income and cash flows for the next twelve month period of approximately $14,200.

From time to time, we enter into interest rate swaps to either reduce the impact of changes in interest rates on our floating rate long-term debt or to take advantage of favorable variable interest rates compared to our fixed rate long-term debt. In November 2003, we entered into an interest rate swap, which exchanged a 3.48% fixed rate for a variable LIBOR rate on a notional principal amount of $25,000,000, with a maturity date of December 29, 2006. On a semi-annual basis, we settle with the bank on the difference between the fixed and floating rates multiplied by the notional principal amount of $25,000,000 for that period. As of July 2, 2006, LIBOR was at 5.3%. As of July 2, 2006, the estimated fair value of the swap was a loss of $262,000.

Our primary exposure relates to:

•	Interest rate risk on short-term borrowings;

•	Our ability to pay or refinance long-term borrowings at maturity at market rates;

•	The impact of interest rate movements on our ability to obtain adequate financing to fund future acquisitions.

We manage interest rate risk on our outstanding long-term and short-term debt through the use of fixed and variable rate debt. While we cannot predict or manage our ability to refinance existing debt or the impact interest rate movements will have on our existing debt, management evaluates our financial position on an ongoing basis.

Application of Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Critical accounting policies are those we believe are both most important to the portrayal of our financial condition and results, and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumption. Our significant accounting policies are described in Note 2 to our Audited Consolidated Financial Statements. We believe the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Revenue Recognition.    Revenues from our two primary product categories, merchandise and motor fuel, are recognized at the point of sale on a gross basis. We charge our dealers for third party transportation costs, which are included in revenues and cost of sales. We derive service revenue from lottery ticket sales, money orders, prepaid phone cards and wireless services, ATM transactions, car washes, payphones and other ancillary product and service offerings. We record service revenue on a net commission basis at the time the services are rendered.

Revenues from fixed price construction contracts with third parties are recognized by APT on the completed contract method. This method is used because the typical contract is completed in three months or less, and financial position and results of operations do not vary significantly from those that would result using the percentage-of-completion method. A contract is considered complete when the work has been accepted by the customer.

Vendor Allowances and Rebates.    We receive payments for vendor allowances, volume rebates, and other supply arrangements in connection with various programs. Earned payments are recorded as a reduction to cost of sales or expenses to which the particular payment relates. Unearned payments are deferred and amortized as earned over the term of the respective agreement. For the years ended 2003, 2004, and 2005, we recognized earned rebates of $15.9 million, $16.1 million, and $16.9 million, respectively. We recognized earned rebates of $8.2 million and $8.8 million for the six month periods ended July 3, 2005 and July 2, 2006, respectively.

Insurance Liabilities.    We use a combination of self-insurance and third party insurance with predetermined deductibles that cover certain insurable risks. Our share of the employee injury plan, health benefits plan and general liability losses are recorded based on historical experience and independent actuarial estimates of the aggregate liabilities for claims incurred. We also estimate the cost of claims that have been incurred but not reported, based on historical experience.

Long-Lived Assets and Closed Stores.    We test for possible impairment of long-lived assets (including intangible assets) whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. If indicators exist, we compare the estimated undiscounted future cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the estimated undiscounted future cash flow amount, an impairment charge is recorded in depreciation and amortization expense in the statement of operations for amounts necessary to reduce the carrying value of the asset to fair value. The impairment loss calculations require management to apply judgment in estimating future cash flows and the discount rates that reflect the risk inherent in future cash flows. It is our policy to make available for sale property considered by management to be unnecessary for our operations. The aggregate carrying values of such owned property, including related store equipment, are periodically reviewed and adjusted downward to fair value when appropriate.

Asset Retirement Obligation.    Since fiscal 2003, we have recognized the estimated future cost to remove an underground storage tank over the estimated useful life of the storage tank in accordance with the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations. We record a discounted liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset at the time an underground storage tank is installed. We amortize the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the remaining life of the tank. We base our estimates of the anticipated future costs for removal of an underground storage tank on our prior experience with removal.

Environmental Liabilities and Related Receivables.    Environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible are expensed by us. Expenditures that extend the life of the related property or prevent future environmental contamination are capitalized. We determine our liability on a site-by-site basis and record a liability when it is probable and can be reasonably estimated. The estimated liability is not discounted. The majority of the known environmental expenditures incurred for investigation and remediation of motor fuel sites are eligible for refund under the reimbursement programs administered by TCEQ. A related receivable is recorded for estimated probable reimbursements. Environmental expenditures not eligible for refund from the TCEQ may be recoverable in whole or part from a third party or from our insurance coverage provided by a mutual insurance company funded by tank owners in Texas, in which case we have recorded a liability for our net estimated exposure.

Management Incentive Options.    We have granted incentive options for a fixed number of units to certain employees. We account for existing options in accordance with FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25. Any new options that are granted, or existing options that are modified, repurchased or cancelled, will be accounted for prospectively under SFAS No. 123(R), as further described below.

Recent Accounting Pronouncements

FASB Interpretation No. 46.    In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). In December 2003, the FASB revised the Interpretation (FIN 46R) to address certain technical corrections and to clarify implementation issues. FIN 46R requires the consolidation of a variable interest entity (VIE) in which an enterprise absorbs a majority of the entity’s expected losses and/or receives a majority of the entity’s expected residual returns as a result of ownership, contractual, or other financial interest in the entity. Prior to the issuance of FIN 46, an entity generally was consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority voting interest in the entity. We adopted FIN 46R on January 3, 2005 and the adoption did not have a significant impact on our results of operations or financial position.

SFAS No. 123(R).    On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statements based on their fair values. We adopted SFAS No. 123(R) in fiscal 2006. Because we used the minimum value method for our pro forma disclosures under SFAS 123, we will apply SFAS 123(R) prospectively to newly issued stock options. Existing stock options will continue to be accounted for in accordance with APB Opinion 25 unless such options are modified, repurchased or cancelled after the effective date.

BUSINESS

Our Company

We are the largest non-refining operator of convenience stores based on store count and we believe we are the largest non-refining motor fuel distributor by gallons in Texas. Our operations include retail convenience stores and wholesale motor fuel distribution. As of July 2, 2006, our retail segment operated 320 convenience stores in Texas and Oklahoma, offering merchandise, foodservice, motor fuel and other services. For the twelve month period ended July 2, 2006, and for the fiscal year ended January 1, 2006, our wholesale motor fuel segment purchased 840.9 million gallons and 809.5 million gallons, respectively, of branded and unbranded motor fuel from refiners and distributed it to our retail convenience stores, contracted independent operators of convenience stores, unbranded convenience stores and commercial users. We believe our unique retail/wholesale business model, scale, market share, and foodservice and merchandising offerings, combined with our highly productive new store model and selected acquisition opportunities, position us for ongoing growth in sales and profitability. Our total revenues and Adjusted EBITDA for the twelve months ended April 2, 2006, and for the fiscal year ended January 1, 2006, were $2.2 billion and $52.6 million, and $1.9 billion and $54.4 million, respectively. This represents a CAGR, of 26.6% and 12.5%, and 25.4% and 15.2%, respectively, for sales and Adjusted EBITDA since the fiscal year ended December 30, 2001. Our pro forma net income and Adjusted EBITDA for the twelve months ended July 2, 2006 and for the fiscal year ended January 1, 2006, were $5.6 million and $46.9 million, and $3.3 million and $42.8 million, respectively, after giving effect to this offering and the December 2005 recapitalization and financing transactions. Adjusted EBITDA is a non-GAAP financial measure of performance and liquidity that has limitations and should not be considered as a substitute for net income or cash provided by (used in) operating activities—please see footnote 6 under “—Selected Financial Operating Data” and footnote 7 under “Summary—Summary Pro Forma Financial Data” for a discussion of our use of EBITDA and Adjusted EBITDA in this prospectus and a reconciliation to net income and for cash provided by (used in) operating activities for the periods presented.

Our stores offer a varied selection of food, beverage, snacks, grocery and non-food items intended to appeal to the convenience needs of our customers. We also offer fresh made-from-scratch food under the Laredo Taco Company brand at 137 locations, which has contributed to our strong same store sales growth and our margins in excess of industry averages. Laredo Taco Company is our proprietary restaurant operation featuring in-store kitchens preparing breakfast tacos, lunch tacos, fried and rotisserie chicken and other hot food offerings targeted to the local population in our core markets. Additionally, we own and operate ATM, pay telephone and proprietary money order systems in each of our stores and also provide other services such as lottery, prepaid telephone cards and wireless services and car washes. For the twelve months ended July 2, 2006, and for the fiscal year ended January 1, 2006, the retail segment produced revenues and gross profit of $1,288.8 million and $186.0 million, and $1,127.2 million and $173.6 million, respectively.

As a wholesale distributor of motor fuel, we purchase branded and unbranded motor fuel from refiners and distribute it through third-party transportation providers to our own convenience stores, to 352 contracted dealer locations, throughout Central and South Texas, and to other end users. We believe we are among the largest distributors of CITGO and Chevron branded motor fuel in the United States and a significant distributor of Conoco, Exxon, Shell and Texaco branded motor fuels based on gallons sold. For the twelve months ended July 2, 2006 and for the fiscal year ended January 1, 2006, the wholesale segment produced third party revenues and gross profit of $920.4 million and $31.2 million, and $768.1 million and $28.1 million, respectively.

History

The Susser family entered the motor fuel retailing and distribution business in the 1930s. Sam L. Susser, our President and Chief Executive Officer, joined us in 1988, when we operated five stores and had revenues of $8.4 million. In 1988, we acquired 26 7-Eleven stores in South Texas. In 1992, we acquired an additional 27 7-Eleven stores in Wichita Falls, Texas and Lawton, Oklahoma, growing our retail store base to 58. In 1994, we merged with an affiliate company, Susser Petroleum Company, which was a wholesale motor fuel distributor for approximately 35 dealer locations and all of our retail stores. In 1995, through a 50/50 joint venture with Circle K, we acquired 105 Circle K retail sites, and in 1996, we purchased Circle K’s interest in the joint venture. In 1999, we expanded our wholesale motor fuel distribution operation through the acquisition of A.N. Rusche Distributing Company or Rusche. The Rusche acquisition added approximately 185 dealer locations to our wholesale distribution network, primarily in the Houston metropolitan area.

Since 1999, we have increased our retail and wholesale operations through a combination of organic new store openings, which are in our large format store model, and two significant acquisitions. During this period, we have invested more than $100 million in new store capital expenditures and have opened 55 stores in our large format, high volume new store model. In March 2001, we purchased 30 Tex-Mart branded convenience stores, 33 dealer supply agreements and 11 undeveloped tracts of land. We acquired an additional 121 Coastal Mart branded convenience stores, 23 unattended motor fueling sites and 15 motor fuel supply agreements from the El Paso Corporation in October 2001. These acquisitions were fully integrated almost immediately after closing the transactions.

On December 21, 2005, Stripes Acquisition LLC, an affiliate of Wellspring Capital Partners III, L.P., or Wellspring, merged with and into Susser Holdings, L.L.C., with Susser Holdings, L.L.C. remaining as the surviving entity. This transaction facilitated the buyout of our prior equity sponsors and positioned us to continue to execute on our growth strategies.

Industry Trends

We operate within the large and growing U.S. convenience store industry. According to Retail Forward, Inc., our industry is expected to grow from $474.2 billion in 2005 to $559.9 billion in 2009, which represents a CAGR of 4.2%. Our industry is highly fragmented, with the 10 largest convenience store retailers accounting for approximately 9% of total industry stores in 2004. Furthermore, small, local operators with 50 or fewer stores account for approximately 74% of all convenience stores operated by retailers in 2005. We believe we will continue to benefit from several key industry trends and characteristics, including:

•	Increasing size of retail stores, specifically supermarkets and large format hypermarkets, driving consumers to small box retailers, such as convenience stores, to meet their demand for speed and convenience in daily shopping needs;

•	Continuing shift of consumer food and general merchandise purchases away from traditional supermarkets to convenience stores, hypermarkets, and drug stores;

•	Changing consumer demographics and eating patterns resulting in more food consumed away from home;

•	Highly fragmented nature of the industry providing larger chain operators with significant scale advantage; and

•	Continued opportunities to compete more effectively and grow through acquisitions as a result of continued industry consolidation.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our continued success:

Leading Market Position.    We are the largest non-refining convenience store chain in Texas. We believe we operate approximately five times as many stores as our next largest convenience store competitor in the rapidly growing South Texas market. In addition, we believe our market share in several key merchandise categories is well in excess of our market share as determined by store count and supplier information because our facilities are larger, are located in higher traffic areas and offer a more comprehensive merchandise offering. We believe our leading market position allows us to achieve more favorable merchandise and motor fuel procurement costs than our competitors and provides greater economies of scale.

Highly Attractive Markets.    Approximately 90% of our stores are located in South Texas, which includes high population growth areas (Brownsville and McAllen in the Rio Grande Valley and Laredo) and popular tourist destinations (Corpus Christi, Port Aransas and South Padre Island). Additionally, the Hispanic population has experienced significant growth in our markets. We believe we are well positioned to capitalize on the growth in our markets by tailoring our merchandise mix, especially Laredo Taco Company, and marketing strategy to the preferences of our local population. The following table highlights the demographics in certain of our markets versus Texas and the United States:

Demographics(1)	Rio Grande Valley	Laredo	Houston		Corpus Christi	Texas	United States
Population (MSA ’03/’04)	1,110,136	197,488	5,180,443		409,741	22,490,022	293,655,404
Growth (’90 – ’00)	40%	41%	27%		10%	23%	13%
Projected Growth (’00 – ’10)	20%	33%	10%		8%	10%	11%
Est. Hispanic Population (’00)	87%	94%	28%		53%	32%	13%
Percent of Our Retail Store Base	45%	9%	1	%(2)	30%	94%	100%

(1)	Population data, growth(’90 -’00) and estimated Hispanic population is derived from data obtained from the U.S. Census Bureau. Population data for Rio Grande Valley, Houston MSA, Texas and the United States is based on 2004 data and data for Corpus Christi and Laredo is based on 2003 data. Projected growth data (2000 to 2010) for Texas and the United States is derived from the U.S. Census Bureau, for Rio Grande Valley and Houston MSA from the Texas State Data Center and Office of the State Demographer and for Corpus Christi and Laredo from the Texas Water Development Board.
(2)	Approximately 78% of our dealer locations are located in the Houston MSA.

Differentiated Retail Strategy.    We believe our retail strategy, which emphasizes merchandising, foodservice, and technology, is superior to our competition. We believe we are less dependent on cigarettes and motor fuel than the industry as we focus our in-store merchandise mix on attractive product categories, such as beverages and Laredo Taco Company foodservice, which have higher growth and margin characteristics. Our new store model is almost twice the size of the typical convenience store and features a comprehensive convenience merchandise selection of approximately 2,800 merchandise units, an in-store Laredo Taco Company kitchen and large fountain and coffee bar fixtures. We have opened 55 new large format stores since 1999. To further improve our operating performance, we have developed information systems in all of our stores that allow us to collect, analyze and adjust our business strategy. For example, we have utilized point-of-sale scanning in all of our stores since 2000 and are able to track sales and margin trends at the store and the merchandise unit level to adjust our merchandise mix and pricing strategy to meet local customer preferences and improve profitability.

As a result of our differentiated strategy, our retail stores have produced positive strong annual merchandise same store sales growth in each of the last ten years. For the last eight fiscal years, our annual merchandise same store sales growth has averaged 5.1% (which was not inflated by increases in cigarette excise taxes). The following table illustrates our superior retail operations for the fiscal year ended January 1, 2006 versus the 2005 industry averages:

	Retail Store Performance
	Susser	Industry(1)
Foodservice as a percent of merchandise sales	17.5%	11.9%
Cigarettes as a percent of merchandise sales	18.2%	34.4%
Merchandise gross margin	32.3%	29.5%
Motor fuel as a percent of total gross profit	28.8%	37.2%
Earnings before interest, depreciation, amortization and rent per store (dollars in thousands)	$146.8	$131.5

(1)	Source: 2006 NACS State of the Industry, July 2006.

Our Proprietary Laredo Taco Company Restaurant.    Laredo Taco Company, our proprietary restaurant operation, located in 137 of our stores, is a valuable competitive advantage that differentiates us from other convenience stores. Laredo Taco Company offers both breakfast and lunch tacos, fried and rotisserie chicken and other hot food offerings all prepared in our in-store kitchens. Laredo Taco Company produces higher gross profit margins than most other merchandise categories and drives complementary merchandise purchases, such as high margin beverages and snacks, in approximately 68% of its transactions based on a market basket analysis across a sample of our stores. In locations with a Laredo Taco Company, many of which are our large format stores, the average number of customer transactions is approximately 53% greater than in our non-restaurant stores. Laredo Taco Company has been a positive driver of sales growth, generating average same store restaurant sales growth of 15.3% from December 29, 2002 through January 1, 2006.

(1)	Represents the gross profit contribution of the Laredo Taco Company Restaurants divided by the total merchandise gross profit from the total retail units in each period presented.

Established Hypermarket Strategy.    We have adjusted our retail strategy to profitably compete and grow in our markets with the entrance of hypermarkets over the last decade. Hypermarkets, or large format grocery and general merchandise retailers, entered South Texas ten years ago and many sell motor fuel at competitive prices in our markets. From 1996 to 2000, our motor fuel gross profit declined by approximately four cents per gallon compared to the preceding five-year period, reflecting the new competitive environment. Since 1999, we have invested in more efficient motor fueling facilities designed to handle higher volumes to offset some of the margin pressure while improving our higher margin in-store merchandise offerings and focusing on the convenience of our format. We believe that these actions, along with our combined retail and wholesale purchasing leverage, have positioned us to effectively compete with these hypermarkets. As a result, over the last five years, our annual motor fuel cents per gallon has stabilized and slightly improved as we are able to benefit from our market share with more favorable procurement costs and economies of scale.

Proven Retail Growth Strategy.    We have increased our retail store count by 75% over the last five years through a combination of new large format store constructions and acquisitions. We have consistently generated strong returns on investment from our new retail stores. Our new store model averages 4,800 square feet and is built on a larger lot, which provides for more, easily accessible parking spaces. It includes larger fueling facilities and features our extensive selection of convenience merchandise and beverages as well as a Laredo Taco Company. The 37 retail stores that we built from 1999 to 2004 generated an average unlevered return on invested capital of approximately 19% in 2005 (prior to debt or lease financing). In 2004, we opened 12 stores and in 2005, we opened 16 new stores and plan to open 16 to 18 stores in 2006. During the last 5 years we have closed an average of 6 stores per year and plan to close 6 stores in 2006. The two significant retail store acquisitions we completed in 2001 have each generated unlevered returns on capital in excess of the 2005 return on our new stores.

Unique Retail Wholesale Business Model.    We believe our unique business model of operating both retail convenience stores and wholesale motor fuel distribution provides us with significant advantages over our competitors. Unique from many of our convenience store competitors, we are able to take advantage of the combined motor fuel purchasing volumes to obtain attractive pricing and terms while reducing the variability in motor fuel margins. From 2000 through July 2, 2006, our wholesale motor fuel volumes grew at a CAGR of 10.8%. This consistent volume growth, combined with the fixed fee per gallon we receive on approximately 75% of our third party wholesale gallons sold, reduces the overall variability of our financial results. Since 1999, we have opened 175 new dealer locations. We have invested approximately $19.1 million of capital in 117 of these locations, generating an average unlevered return on invested capital of approximately 30.1% for the twelve months ended April 2, 2006. Additionally, we offer our dealers the ability to participate in various merchandise and services programs developed in conjunction with our retail segment. This allows us to take advantage of additional scale when negotiating terms with our suppliers, and these value added programs allow us to attract additional dealers to our network while differentiating us from traditional motor fuel distributors. In July 2006, we entered into a new long-term motor fuel supply contract with Valero to supply all of our retail stores and selected wholesale locations that are currently supplied by CITGO. We believe this new contract secures very favorable motor fuel supply terms, specifically competitive pricing, stability of supply and a 12 year term.

Experienced Management with Significant Ownership.    Our management team, led by President and Chief Executive Officer Sam L. Susser, has a strong track record of revenue growth and profitability improvement. Sam L. Susser joined us in 1988, when we operated five stores and had revenues of $8.4 million. For the twelve months ended July 2, 2006, and for the fiscal year ended January 1, 2006, our revenues have increased to $2.2 billion and $1.9 billion, respectively, and our retail store count has increased to 320 as of July 2, 2006. Our management team has an average tenure with us and in the convenience store industry of 13 years and 20 years, respectively. As part of the December 2005 recapitalization transactions, management invested in the company and upon the completion of this offering, the executive management team will beneficially own approximately 16.7% of our common stock.

Growth Strategy

We believe that there is significant opportunity to continue to increase our sales and profitability through the continued implementation of our operating strategy and through growing our store base in existing and contiguous markets both organically and through strategic acquisitions. We expect to use a portion of the net proceeds from this offering as growth capital to pursue this growth strategy. Specific elements of our growth strategy include the following:

Open New Convenience Stores and Expand Our Dealer Network.    Over the last seven years, since January 1999, we have opened 61 retail stores (including six single site acquisitions) and 175 new dealer locations. We intend to continue opening new stores and additional dealer locations in existing and contiguous markets.

•	New Store Pipeline. We have identified expansion opportunities in all of our existing markets and throughout the Southwest region. We intend to open 16 to 18 new stores per year in fiscal 2006 and 2007 in our existing markets. Given the population growth, strong real estate development and competitive dynamics in our existing and contiguous markets, we believe there will continue to be meaningful opportunities to grow our store base in the future.

•	New Dealer Pipeline. We believe there is significant opportunity to expand our dealer network. We intend to increase our wholesale distribution network by at least 25 to 35 dealers in fiscal 2006 and 2007, which requires minimal capital expenditures. In addition to a strong competitive platform, our wholesale growth is supported by the major oil refiners’ desire to reduce the number of smaller customers by increasing their minimum annual gallons purchased requirement. In our region, this trend is creating additional demand for wholesale distributors to supply small and medium size retail chains and independents.

Expand Our Proprietary Laredo Taco Company Restaurants.    We believe that the success of Laredo Taco Company provides us with a significant opportunity for growth and margin improvement since it is currently only offered in approximately 40% of our stores. We believe we can add our proprietary restaurant offering to every newly constructed store and to 30 to 45 of our existing stores. In addition, while we currently focus on breakfast and lunch, we are expanding these operations to include a dinner service in a variety of locations, which we expect will further drive our profitability and same store sales growth.

Enhance Profitability Through Our Rebranding Initiative.    As of July 2, 2006, 305 of our 320 store locations were branded under the Circle K banner. Our license agreement with our Circle K licensor expires in November 2006. We do not plan to renew the agreement and instead have started to rebrand all of our convenience stores to our proprietary Stripes brand during the second half of 2006. For the twelve months ended July 2, 2006, and for the fiscal year ended January 1, 2006, we paid $3.6 million and $3.4 million, respectively, for the use of the Circle K trade name and we believe rebranding to Stripes will afford us more flexibility for future growth while enhancing our profitability. Over the last three years, we have replaced all of the Circle K trade dress inside our stores with our own designs and brands. Our motor fuel canopies and pumps will continue to be branded with the banners of major oil company suppliers whose signage is prominently displayed at our locations. Based upon our previous rebranding initiatives, we do not expect our store operations or customer experience to be adversely affected by this rebranding initiative.

Pursue Acquisitions in Existing and Contiguous Markets.    We have completed nine acquisitions in the last 17 years, adding 326 retail stores and 234 dealers. We believe this acquisition experience and our scalable infrastructure forms a strong platform for future growth through acquisitions and we plan to pursue acquisition opportunities within the highly fragmented convenience store industry. We will focus on existing and contiguous markets where demographics and overall market characteristics are similar to our existing markets. With approximately 20,000 convenience stores operating in Texas, Arkansas, Louisiana, New Mexico and Oklahoma, we believe there are significant opportunities to further penetrate our existing markets and selectively expand into new markets. This region has been under intense competitive pressure from hypermarkets and other supermarket operators, making the region ripe for continued consolidation as weaker competitors exit the business. In addition, our unique retail/wholesale business model provides us with strategic flexibility to acquire chains with both retail and dealer locations. Furthermore, we believe that the current trend of divesture of retail operations by refiners and integrated oil companies will continue to provide us with expansion opportunities.

Retail Operations

As of July 2, 2006, our retail segment operated 320 convenience stores in Texas and Oklahoma, offering merchandise, foodservice, motor fuel and other services. The retail segment produced revenues and gross profit of $1.3 billion and $186.0 million, and $1.1 billion and $173.6 million, respectively, for the twelve months ended July 2, 2006, and for the fiscal year ended January 1, 2006. The following table sets forth retail revenues and gross profits:

	Twelve Months Ended July 2, 2006				Fiscal year Ended January 1, 2006
	Revenues		Gross Profits		Revenues		Gross Profits
	$000’s	% of Total	$000’s	% of Total	$000’s	% of Total	$000’s	% of Total
Merchandise	$347,918	27.0%	$113,147	60.8%	$329,530	29.2%	$106,450	61.3%
Motor fuel	922,764	71.6%	54,702	29.4%	780,441	69.3%	49,922	28.8%
Service and other	18,129	1.4%	18,129	9.8%	17,257	1.5%	17,257	9.9%

Total	$1,288,811	100.0%	$185,978	100.0%	$1,127,228	100.0%	$173,629	100.0%

Merchandise Operations.    Our stores carry a broad selection of food, beverages, snacks, grocery and non-food merchandise. The following table highlights certain information regarding merchandise sales for the last five years:

	Fiscal Year Ended					Twelve Months Ended July 2, 2006
	December 30, 2001	December 29, 2002	December 28, 2003	January 2, 2005	January 1, 2006
	(dollars in thousands)
Merchandise sales	$197,453	$274,026	$280,799	$306,990	$329,530	$347,918
Average merchandise sales per store	$823	$887	$916	$998	$1,055	$1,093
Merchandise same store sales growth	4.2%	8.3%	4.1%	4.8%	3.6%	2.9%
Merchandise margin, net of shortages	33.9%	31.3%	32.0%	32.2%	32.3%	32.5%

We stock 2,500 to 3,000 merchandise units on average with each store offering a customized merchandise mix based on local customer demand and preferences. In order to further differentiate our merchandise offering, we have developed two proprietary offerings unique to our stores, which include Laredo Taco Company and Café de la Casa. Each of these proprietary offerings, along with our prominent fountain drink offering, generates higher gross margins than our merchandise average, and we emphasize these offerings in our marketing campaigns. Our stores also offer candy, branded packaged foods, magazines and newspapers, health and beauty aids and a variety of other non-food items. We own and operate ATM, pay telephone and proprietary money order systems in each of our stores and also provide other services such as lottery, prepaid telephone cards and wireless services, and car washes. In addition, we own a 50% interest in Cash & Go, Ltd and lease to them 39 kiosks, consisting of approximately 100 square feet per unit within our stores, for check cashing and short term lending products.

Laredo Taco Company is our in-house, proprietary restaurant operation featuring breakfast tacos, lunch tacos, fried and rotisserie chicken and other hot food offerings targeted to the local population in our core markets. Laredo Taco Company is in 137 of our stores and features in-store kitchens allowing us to make fresh food on the premises daily. This offering generates higher margins than our other products and drives the sale of high margin complementary items in approximately 68% of Laredo Taco Company transactions, such as hot and cold beverages and snacks. Same store restaurant sales have grown at an average rate of 15.3% from December 29, 2002 through January 1, 2006. We are continuing to drive same store restaurant sales growth and transaction size by broadening our menu and extending hours of operation.

Based on merchandise purchase and sales information, we estimate retail segment merchandising category sales for the periods presented as follows:

	Fiscal year ended						Six months ended				Twelve months ended
	December 28, 2003		January 2, 2005		January 1, 2006		July 3, 2005		July 2, 2006		July 2, 2006
	(dollars in millions)
	Sales	%	Sales	%	Sales	%	Sales	%	Sales	%	Sales	%
Beer	$58.4	20.8%	$64.1	20.9%	$67.3	20.4%	$33.2	20.5%	$35.8	19.9%	$70.0	20.1%
Foodservice	38.3	13.6%	47.5	15.5%	57.7	17.5%	26.3	16.2%	33.6	18.6%	60.9	17.5%
Cigarettes	56.1	20.0%	58.3	19.0%	59.9	18.2%	30.3	18.7%	31.4	17.4%	65.0	18.7%
Packaged drinks	46.6	16.6%	49.1	16.0%	53.2	16.1%	26.2	16.2%	30.5	16.9%	57.4	16.5%
Snacks	15.5	5.5%	17.5	5.7%	17.4	5.3%	8.8	5.5%	10.0	5.5%	18.6	5.3%
Nonfoods	14.5	5.2%	16.3	5.3%	16.1	4.9%	8.0	4.9%	8.9	4.9%	17.1	4.9%
Other	51.4	18.3%	54.2	17.6%	57.9	17.6%	29.3	18.0%	30.3	16.8%	58.9	17.0%

Total	$280.8	100.0%	$307.0	100.0%	$329.5	100.0%	$162.1	100.0%	$180.5	100.0%	$347.9	100.0%

We purchase approximately 41% of our merchandise, including most tobacco and grocery items, from McLane Company, Inc., or McLane, a wholly owned subsidiary of Berkshire Hathaway Inc. McLane has been our primary supplier since 1992 and currently delivers products to all of our retail stores. We have a long term supply agreement with McLane, which expires in December 2007. We purchase the products at McLane’s cost plus an agreed upon percentage, reduced by any promotional allowances and volume rebates offered by manufacturers and McLane. We also purchase a variety of merchandise, including soda, beer, bread, dairy products, ice cream and snack foods, directly from a number of vendors and their wholesalers. All merchandise is delivered directly to our stores by McLane or other vendors. We do not maintain additional product inventories. Our business is seasonal, with higher sales generally in the second and third quarters, and we may increase our store merchandise inventories in preparation for these seasonal peaks. We do not carry any significant customer receivables in the retail segment.

Motor Fuel Operations.    We offer CITGO, Chevron and Exxon branded motor fuel and unbranded motor fuel at 318 of our convenience stores, approximately 90% of which are currently branded under the CITGO name. We have recently entered into a new fuel supply agreement with Valero Marketing and Supply Company and will convert our CITGO branded stores to the Valero, Shamrock or Stripes brand over the next nine to twelve months. We purchase all of our motor fuel from our wholesale segment at a price reflecting product cost plus our transportation cost. Fuel is purchased by the load as needed to replenish supply at the stores. We set an overall motor fuel pricing policy at the corporate level that focuses on driving volumes and margins. Execution of the policy is delegated to the store managers.

Our retail fuel margins per gallon tend to be lower than industry averages due to the saturation of hypermarkets in the markets we serve. From 1996 to 2000, our motor fuel gross profit declined by approximately four cents per gallon compared to the preceding five-year period, reflecting the new competitive environment. Since 1999, we have invested in more efficient motor fueling facilities designed to handle higher volumes to offset some of the margin pressure while improving our higher margin in-store merchandise offerings and focusing on the convenience of our format. We believe that these actions, along with our combined retail and wholesale purchasing leverage, have positioned us to effectively compete with these hypermarkets. As a result, over the last five years, our annual motor fuel cents per gallon has stabilized and slightly improved as we are able to benefit from our market share with more favorable procurement costs and economies of scale. The following table highlights certain information regarding our retail motor fuel operations for the periods as labeled:

	Fiscal Year Ended										12 Months Ended July 2, 2006
	December 30, 2001		December 29, 2002		December 28, 2003		January 2, 2005		January 1, 2006
Motor fuel sales (in thousands)(1)	$299,222		$395,259		$460,022		$585,966		$780,441		$922,764
Motor fuel gallons sold (in thousands)	236,503		313,280		326,958		343,869		367,941		387,275
Avg. gallons sold per store (in thousands)	1,003		1,028		1,077		1,125		1,186		1,225
Avg. retail motor fuel price per gallon(1)	$1.26		$1.26		$1.41		$1.70		$2.12		$2.38
Retail gross profit cents per gallon(2)	11.8	¢	12.4	¢	11.9	¢	12.7	¢	13.6	¢	14.1	¢
Stores selling motor fuel	331		305		303		304		317		318

(1)	Includes excise tax.
(2)	Before the cost of credit cards, fuel maintenance and environmental expenses.

Store Locations.    As of July 2, 2006, we operated 320 stores, of which 301 were in Texas and 19 were in Oklahoma. All but four of our stores are open 24 hours a day, 365 days a year. All but two stores sell motor fuel. We seek to provide our customers with a convenient, accessible and clean store environment. Approximately 95% of our stores are freestanding facilities, ranging in size from approximately 2,400 to 5,000 square feet. The 49 stores we have opened since January 2000 average approximately 4,700 square feet and are built on large lots with much larger motor fueling and parking facilities.

The following table provides the regional distribution of our stores as of July 2, 2006:

Region	Number of Stores
Rio Grande Valley(1)	143
Corpus Christi	96
Laredo	30
Texoma(2)	26
Victoria(3)	25

Total	320

(1)	Includes Brownsville, McAllen, Falfurrias and Riviera.
(2)	Includes Wichita Falls, Texas, and Lawton, Duncan, and Altus, Oklahoma.
(3)	Includes four units in Houston.

The following table provides a history of our retail openings, conversions, acquisitions and closings for the last five years:

	Fiscal Year Ended					Six Months Ended July 2, 2006
	December 30, 2001	December 29, 2002	December 28, 2003	January 2, 2005	January 1, 2006
Number of stores at beginning of period	182	334	306	305	306	319
New stores	4	4	5	10	15	3
Acquired stores	151	3	—	2	1	1
Converted to dealer locations	—	(31)	—	—	—	—
Closed or divested stores	(3)	(4)	(6)	(11)	(3)	(3)

Number of stores at end of period	334	306	305	306	319	320

Stripes Rebranding.    As of July 2, 2006, 305 of our 320 store locations were branded under the Circle K banner. Our royalty expense for the rights to use the Circle K banner at our stores was $3.6 million and $3.4 million, for the twelve months ended July 2, 2006, and for the fiscal year ended January 1, 2006, respectively. Since we believe this expense outweighs any benefit from the Circle K licensing agreement, we do not plan to renew the agreement; therefore, we intend to rebrand all of our convenience stores to our proprietary Stripes brand in the second half of 2006. We expect that this conversion will require a one-time capital investment of approximately $7.5 million. To support our proprietary Stripes brand, we intend to increase our annual marketing expense by $0.8 million, which is an approximate 45% increase over what we spent during 2005. Over the last three years, we have replaced all of the Circle K trade dress inside our stores with our own designs and brands, including Laredo Taco Company and Café de la Casa, our proprietary coffee brand. We do not expect our store operations or customer traffic and spending to be adversely affected by our rebranding initiative. Our motor fuel canopies and pumps will continue to be branded with major oil company suppliers whose signage is prominently displayed at our locations. Our prior experience in rebranding from 7-Eleven, Tex Mart, Ice Box and Coastal to Circle K has led us to believe that location, quality and consistency of services offered are more important determinants of customer loyalty than store brand. We believe rebranding to Stripes will afford us more flexibility for future growth while enhancing our profitability. In addition, we will no longer be limited by the geographic restrictions set forth in the Circle K license agreement which limit the markets we can operate under the Circle K brand.

Technology and Store Automation.    All of our retail convenience stores use computerized management information systems, including point-of-sale scanning, that are designed to improve operating efficiencies, streamline back office functions, provide corporate management with timely access to financial and marketing data, reduce store level and corporate administrative expense and control merchandise shortage, or shrink. Our information systems platform is highly scalable, which allows new stores to be quickly integrated into our system-wide reporting.

Our management information systems obtain detailed store level sales and volume data on a daily basis and generate gross margin, payroll and store contribution data on a weekly basis. We utilize price scanning and electronic point-of-sale, or EPOS, technology in all of our retail convenience stores that is consolidated on a single platform, VeriFone Ruby System, supported by on-site computers that are networked to our central server and back office. We manage our motor fuel inventory through TelaPoint, which enables us to monitor and coordinate fuel inventory management with our motor fuel vendors. This product has allowed us to better control inventory fuel levels.

All store level, back office and accounting functions, including our merchandise price book, scanning, motor fuel management, scheduling, payroll and trend reports, are supported by PDI/Resource Management Series software, a fully integrated management information and financial accounting system. This system provides us with significant flexibility to continuously review and adjust our pricing, merchandising strategies and price book, automates the traditional store paperwork process and improves the speed and accuracy of category management, restaurant expenses and inventory control. Data collected by the PDI/Resource Management Series system is consolidated for financial reporting, data analysis and category management purposes by a Hyperion database. The Company leverages its IT and finance systems to manage proprietary money orders, payphones and ATM networks.

Our physical information technology equipment consists of a wide area network that spans Texas and Oklahoma, providing connectivity to our corporate and regional offices and most of our convenience stores. The majority of our convenience stores communicate through wireless technology, with the balance using high-speed cable or dial-up technology.

Our network is kept up to date by investing capital dollars each year, replacing end of life hardware and updating to latest software versions. We also invest capital dollars in firewall, remote access security, and virus and spam protection to ensure a high level of network security against intrusion from external threats. We have business policies and processes around access controls, password expirations and file retention to ensure a high level of control within our network.

Wholesale Motor Fuel Distribution

We believe our unique business model of operating both retail convenience stores and wholesale motor fuel distribution provides us with significant advantages over our competitors. Unlike many of our convenience store competitors, we are able to take advantage of the combined motor fuel purchasing volumes to obtain attractive pricing and terms while reducing the variability in motor fuel margins. Our wholesale motor fuel segment purchases branded and unbranded motor fuel from refiners and distributes it to: (i) our retail convenience stores; (ii) 352 contracted independent operators of convenience stores, which we refer to as dealers; and (iii) commercial users and unbranded convenience stores. We are a distributor of various brands of motor fuel, as well as unbranded motor fuel, which differentiates us from other wholesale distributors in our markets. We believe we are among the largest distributors of CITGO and Chevron branded motor fuel in the United States, and we also distribute Exxon, Conoco, Texaco, Valero, Diamond Shamrock and Shell branded motor fuels. For the twelve months ended July 2, 2006, and for the fiscal year ended January 1, 2006, we supplied 387.3 million gallons, and 367.9 million gallons, of motor fuel to our retail stores and 453.6 million gallons, and 441.5 million gallons, of motor fuel to other customers, respectively. We receive a fixed fee per gallon on approximately 75% of our third party wholesale gallons sold, which reduces the overall variability of our financial results. For the twelve months ended July 2, 2006, and for the fiscal year ended January 1, 2006, our wholesale segment produced third party revenues and gross profit of $920.4 million and $31.2 million, and $768.1 million and $28.1 million, respectively.

The following table highlights our total motor fuel gallons sold and the percentage of total gallons sold, by principal customer group:

	Twelve Months Ended July 2, 2006		Fiscal Year Ended January 1, 2006
	Gallons in thousands	% of total	Gallons in thousands	% of total
Susser retail stores	387,275	46.1%	367,941	45.5%
Dealers	326,736	38.9%	316,522	39.1%
Commercial users and unbranded convenience stores	113,061	13.4%	111,702	13.8%
Unattended fueling sites(1)	13,841	1.6%	13,319	1.6%

Total	840,913	100.0%	809,484	100.0%

(1)	These locations were sold on June 30, 2006; the Company is currently supplying unbranded motor fuel to these locations.

No individual third party customer is material. The following table highlights certain information regarding our wholesale motor fuel sales to third parties (excludes sales to retail segment) for the last five years:

	Fiscal Year Ended										Twelve Months Ended July 2, 2006
	December 30, 2001		December 29, 2002		December 28, 2003		January 2, 2005		January 1, 2006
Motor fuel sales (in thousands)(1)	$260,082		$321,359		$389,074		$540,482		$764,759		$916,558
Motor fuel gallons sold (in thousands)	296,100		367,949		393,765		427,255		441,543		453,638
Average wholesale price per gallon(1)	$0.88		$0.87		$0.99		$1.27		$1.73		$2.02
Wholesale gross profit cents per gallon(2)	4.8	¢	4.1	¢	4.3	¢	4.1	¢	5.5	¢	6.0	¢

(1)	Excludes excise tax.
(2)	After our portion of credit card fees, but before maintenance and environmental expenses.

Distribution Network.    As of July 2, 2006, our wholesale motor fuel distribution locations consisted of 352 dealer locations. Our 25 unattended locations were sold on June 30, 2006.

The following table provides a history of our dealer location openings, conversions, acquisitions and closings for the last five years:

	Fiscal Year Ended					Six Months Ended July 2, 2006
	December 30, 2001	December 29, 2002	December 28, 2003	January 2, 2005	January 1, 2006
Dealer locations at beginning of period	238	291	334	332	333	346
New locations	24	22	17	32	30	13
Converted from our retail stores	—	31	—	—	—	—
Acquired locations	48	—	—	—	—	—
Closed or divested locations	(19)	(10)	(19)	(31)	(17)	(7)

Dealer locations at end of period	291	334	332	333	346	352

Arrangements with Dealers.    We distribute motor fuel to dealers either under supply agreements or consignment arrangements. Under our supply agreements, we agree to supply a particular branded motor fuel or unbranded motor fuel to a location or group of locations and arrange for all transportation. We receive a per gallon fee equal to the rack cost plus transportation costs, taxes and a fixed margin. The initial term of most supply agreements is 10 years. These supply agreements require, among other things, dealers to maintain standards established by the applicable brand. Under consignment arrangements, we provide and control motor fuel inventory and price at the site and receive the actual retail selling price for each gallon sold less a commission paid to the dealer. Consignment margins per gallon are similar to our retail motor fuel margins, less the commissions paid to the dealers. Our wholesale segment maintains minimal inventories, consisting of consigned fuel inventory at 78 dealer locations as of July 2, 2006. We may provide credit terms to our wholesale customers, which are generally seven days.

The following table highlights the total gallons sold and the percentage of gallons sold by us attributable to supply agreements and consignment arrangements:

	Twelve Months Ended July 2, 2006		Fiscal Year Ended January 1, 2006
	Gallons in thousands	% of total	Gallons in thousands	% of total
Supply agreement	231,018	70.7%	225,479	71.2%
Consignment agreement	95,718	29.3%	91,043	28.8%

Total	326,736	100.0%	316,522	100.0%

In addition to motor fuel supply, we offer dealers the opportunity to participate in merchandise purchase and promotional programs we set up with vendors. We believe the vendor relationships we have established through our retail operations and our ability to develop these purchase and promotional programs provides us with an advantage over other distributors when recruiting new dealers into our network.

As an incentive to dealers, we may provide store equipment or motor fuel distribution equipment for use at designated sites. Generally, this equipment is provided to the dealer on the condition that the dealer continues to comply with the terms of its supply agreement with us. We typically own and depreciate these assets on our books.

Supplier Arrangements.    We distribute branded motor fuel under the Chevron, CITGO, Conoco, Diamond Shamrock, Exxon, Phillips 66, Shell, Texaco and Valero brands to our retail convenience stores and to 352 independently operated sites within our wholesale network. Branded motor fuels are purchased from major oil companies under supply agreements. Our wholesale business purchases approximately 57% and 26% of its motor fuel from CITGO and Chevron, respectively. We have been a distributor for CITGO and Chevron since 1988 and 1996, respectively. We purchase the motor fuel at the supplier’s applicable price per terminal, or rack price, which typically changes on a daily basis. Each supply agreement generally has an initial term of three years. In addition, each supply agreement typically contains provisions relating to, among other things, payment terms, use of the supplier’s brand names, provisions relating to credit card processing, compliance with supplier’s requirements, insurance coverage and compliance with legal and environmental requirements. As is typical in the industry, suppliers generally can terminate the supply contract if we do not comply with any material condition of the contract, including if we were to fail to make payments when due, or if our company is involved in fraud, criminal misconduct, bankruptcy or insolvency. Each supply agreement has provisions that obligates the supplier, subject to certain limitations, to sell up to an agreed upon number of gallons. Any amount in excess is subject to availability. Certain suppliers offer volume rebates or incentive payments to drive volumes and provide an incentive for branding new locations. Certain suppliers require that all or a portion of any such incentive payments be repaid to the supplier in the event that the sites are rebranded within a stated number of years. Moreover, in some cases, supply agreements provide that motor fuel suppliers have the right of first refusal to acquire assets used by us to sell their branded motor fuel. We also purchase unbranded motor fuel for distribution either on a spot or a rack basis.

On July 28, 2006, we entered into a new long-term supply agreement with Valero Marketing and Supply Company to supply all of our retail stores with motor fuel that are currently supplied by CITGO as well as selected wholesale locations, which expires July 13, 2018. In connection with this new supply agreement, we will be required to rebrand all of our existing retail stores that are currently supplied by CITGO to the Valero or Shamrock brand or the Stripes brand.

We take legal title to the motor fuel we purchase when we receive the motor fuel at the rack. We arrange for a third party transportation provider to take delivery of the motor fuel at the rack and deliver it to the appropriate sites in our distribution network. Substantially all of our motor fuel is transported by one third party transport company, pursuant to a contract that automatically renews for six month periods unless terminated by either party.

Selection and Recruitment of New Dealers.    We constantly evaluate potential independent site operators based on their creditworthiness and the quality of their site and operation as determined by size and location of the site, monthly volumes of motor fuel sold, monthly merchandise sales, overall financial performance and previous operating experience. In addition to adding to our network through acquiring or recruiting existing independently operating sites from other distributors, we identify new sites to be operated by existing independent operators in our network or new operators we recruit to operate the site. We also occasionally convert our retail stores to dealer locations.

Technology.    Technology is an important part of our wholesale operations. We utilize a proprietary web-based system that allows our wholesale customers to access their accounts at any time from a personal computer to obtain motor fuel prices, place motor fuel orders and review motor fuel invoices, credit card transactions and electronic funds transfer notifications. Approximately 98% of our dealers make payments to us by electronic funds transfer. We also use software licensed from Structured Management Systems, or SMS, for accounting, billing and motor fuel procurement processing. We extract data from SMS and upload the data into the Hyperion database for consolidation into our corporate financial reporting system.

APT.    We formed Applied Petroleum Technologies, Ltd., or APT, in June 1994. Headquartered in Corpus Christi, APT manages our environmental, maintenance and construction activities. In addition, APT sells and installs motor fuel pumps and tanks and also provides a broad range of environmental consulting services, such as hydrocarbon remediation and Phase I and II site assessments for our stores and for our outside customers. APT employs geologists, hydrogeologists and technicians licensed to oversee the installation and removal of underground storage tank systems. APT’s revenues and net income are not material to Susser, and are included in “all other” in our segment reporting disclosures included in our audited consolidated financial statements.

Competition

The retail convenience store industry is highly competitive and marked by ease of entry and constant change in the number and type of retailers offering products and services of the type we sell in our stores. Our retail segment competes with other convenience store chains, independently owned convenience stores, motor fuel stations, supermarkets, drugstores, discount stores, dollar stores, club stores and hypermarkets. Over the past ten years, several non-traditional retailers, such as supermarkets, club stores and hypermarkets, have impacted the convenience store industry, particularly in the geographic areas in which we operate, by entering the motor fuel retail business. These non-traditional motor fuel retailers have captured a significant share of the retail motor fuel market, and we expect their market share will continue to grow. In addition, some large retailers and supermarkets are adjusting their store layouts and product prices in an attempt to appeal to convenience store customers. Major competitive factors for our retail segment include, among others, location, ease of access, product and service selection, motor fuel brands, pricing, customer service, store appearance, cleanliness and safety.

Our wholesale segment competes with major oil companies that distribute their own products, as well as other independent third party motor fuel distributors. We may encounter more significant competition if major oil companies increase their own motor fuel distribution operations or our wholesale customers choose to purchase their motor fuel supplies directly from the major oil companies. Major competitive factors for our wholesale segment include, among others, customer service, price and quality of service.

Trade Names, Service Marks and Trademarks

We have registered, acquired the registration of, applied for the registration of and claim ownership of a variety of trademarks, trade names and service marks for use in our business, including “Stripes,” “Laredo Taco Company” (proprietary foodservice), “Bun on the Run” (stuffed pastry introduced in 2003), “Texas Pride” (unbranded motor fuel) and “Café de la Casa” (custom coffee blend). We are not aware of any facts which would negatively affect our continuing use of any of the above trademarks, trade names or service marks.

As of July 2, 2006, 305 of our 320 store locations were branded under the Circle K name pursuant to a license agreement with TMC Franchise Corporation. The license agreement limits the area in which we can operate under the Circle K brand, including the major metropolitan areas of Austin, Dallas, Fort Worth, Houston, San Antonio, Oklahoma City and Tulsa. Currently we operate four stores in the Houston, Texas area under our proprietary Stripes banner and it is our desire that as we continue to grow, that such growth can be under one trade name. We plan to rebrand all of our Circle K stores to the Stripes banner during 2006 instead of extending our license agreement upon its expiration in November 2006. Our royalty expense for the rights to use the Circle K banner at our stores was $3.6 million, and $3.4 million, for the twelve months ended July 2, 2006, and for the fiscal year ended January 1, 2006, respectively. During this period we received no advertising support from Circle K and no material support on purchasing. We expect that the conversion to Stripes will require a one-time capital investment of approximately $7.5 million.

Government Regulation and Environmental Matters

Many aspects of our operations are subject to regulation under federal, state and local laws. A violation or change in the enforcement or terms of these laws could have a material adverse effect on our business, financial condition and results of operations. We describe below the most significant of the regulations that impact all aspects of our operations.

Environmental Laws and Regulations.    We are subject to various federal, state and local environmental laws and regulations, including those relating to underground storage tanks, the release or discharge of hazardous materials into the air, water and soil, the generation, storage, handling, use, transportation and disposal of hazardous materials, the exposure of persons to hazardous materials, and the health and safety of our employees.

Certain environmental laws, including the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), impose strict, and under certain circumstances, joint and several, liability on the owner and operator as well as former owners and operators of properties for the costs of investigation, removal or remediation of contamination and also impose liability for any related damages to natural resources without regard to fault. In addition, under CERCLA and similar state laws, as persons who arrange for the transportation, treatment or disposal of hazardous substances, we also may be subject to similar liability at sites where such hazardous substances come to be located. We have received notice from TCEQ, that the TCEQ considers us, in addition to many other entities, to be a responsible party at a site referred to as the Industrial Roads/Industrial Metals State Superfund Site in Nueces County, Texas. Based on currently available information, we do not believe our liability, if any, will be material. We may also be subject to third party claims alleging property damage and/or personal injury in connection with releases of or exposure to hazardous substances at, from or in the vicinity of our current or former properties or off-site waste disposal sites.

We are required to make financial expenditures to comply with regulations governing underground storage tanks adopted by federal, state and local regulatory agencies. Pursuant to the Resource Conservation and Recovery Act of 1976, as amended, the Environmental Protection Agency, or EPA, has established a comprehensive regulatory program for the detection, prevention, investigation and cleanup of leaking underground storage tanks. State or local agencies are often delegated the responsibility for implementing the federal program or developing and implementing equivalent state or local regulations. We have a comprehensive program in place for performing routine tank testing and other compliance activities which are intended to promptly detect and investigate any potential releases. We spent approximately $0.6 million on these compliance activities during the twelve months ended July 2, 2006, and $0.5 million during the fiscal year ended January 1, 2006. In addition, the Federal Clean Air Act and similar state laws impose requirements on emissions to the air from motor fueling activities in certain areas of the country, including those that do not meet state or national ambient air quality standards. These laws may require the installation of vapor recovery systems to control emissions of volatile organic compounds to the air during the motor fueling process. We believe we are in compliance in all material respects with applicable environmental requirements, including those applicable to our underground storage tanks.

We are in the process of investigating and remediating contamination at a number of our sites as a result of recent or historic releases of petroleum products. In 2006, we expect to spend about $2.0 million on remediation projects and do not expect to exceed this amount in 2007 or 2008. At many sites, we are entitled to reimbursement from third parties for certain of these costs under third party contractual indemnities, state trust funds and insurances policies, in each case, subject to specified deductibles, per incident, annual and aggregate caps and specific eligibility requirements. To the extent third parties (including insurers) fail to pay for remediation as we anticipate, and/or insurance is unavailable, and/or the state trust funds cease to exist or become insolvent, we will be obligated to pay these additional costs.

We are required to comply with federal and state financial responsibility requirements to demonstrate that we have the ability to pay for cleanups or to compensate third parties for damages incurred as a result of a release of regulated materials from our underground storage tank systems. We seek to comply with these requirements by maintaining insurance which we purchase from private insurers and in certain circumstances, rely on applicable state trust funds, which are funded by underground storage tank registration fees and taxes on wholesale purchase of motor fuels. More specifically, in Texas, we meet our financial responsibility requirements by state trust fund coverage for claims asserted prior to December 1998 (claims reported after that date are ineligible for reimbursement) and meet such requirements for claims asserted after that date through insurance purchased from a private mutual insurance company funded by tank owners in Texas. In Oklahoma, we meet our financial responsibility requirements by state trust fund coverage for cleanup liability and meet the requirements for third party liability through private insurance. The coverage afforded by each fund varies and is dependent upon the continued maintenance and solvency of each fund.

Environmental Reserves.    As of July 2, 2006, we had environmental reserves of $3.7 million for estimated costs associated with investigating and remediating known releases of hazardous materials, including overfills, spills and releases from underground storage tanks, at approximately 56 currently and formerly owned and operated sites. Approximately $3.0 million of the total environmental reserve is for the investigation and remediation of contamination at 32 of these sites, for which we estimate we will receive approximately $2.9 million in reimbursement from the Texas state fund. Reimbursement will depend upon the continued maintenance and solvency of the state fund. The remaining reserve of $0.7 million represents our estimate of deductibles under insurance policies that we anticipate being required to pay with respect to 25 additional sites for which we expect to receive insurance coverage over the deductible amount, subject to per occurrence and aggregate caps contained in the policies. There are 42 additional sites that we own and/or operate with known contamination, which are being investigated and remediated by third parties (primarily former site owners) pursuant to contractual indemnification agreements imposing responsibility on the former owners for pre-existing contamination. We maintain no reserves for these sites. There can be no assurance that the third parties will be able or willing to pay all costs for these sites in which case we could incur additional costs. We have additional environmental reserves of $4.0 million that represent our estimate for future expenditures for underground storage tank removals.

Sale of Alcoholic Beverages and Tobacco Products.    In certain areas where our stores are located, state or local laws limit the hours of operation for the sale of alcoholic beverages and restrict the sale of alcoholic beverages and cigarettes to persons older than a certain age. State and local regulatory agencies have the authority to approve, revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of alcoholic beverages, as well as to issue fines to stores for the improper sale of alcoholic beverages and cigarettes. Failure to comply with these laws may result in the loss of necessary licenses and the imposition of fines and penalties on us. Such a loss or imposition could have a material adverse effect on our business, liquidity and results of operations. In many states, retailers of alcoholic beverages have been held responsible for damages caused by intoxicated individuals who purchased alcoholic beverages from them. While the potential exposure for damage claims as a seller of alcoholic beverages and cigarettes is substantial, we have adopted procedures intended to minimize such exposure. In addition, we maintain general liability insurance that may mitigate the effect of any liability.

Safety.    We are subject to comprehensive federal, provincial, state and local safety laws and regulations. These regulations address issues ranging from facility design, equipment specific requirements, training, hazardous materials, record retention, self-inspection, equipment maintenance and other worker safety issues, including workplace violence. These regulatory requirements are fulfilled through health, environmental and safety programs.

Store Operations.    Our stores are subject to regulation by federal agencies and to licensing and regulations by state and local health, sanitation, safety, fire and other departments relating to the development and operation of convenience stores, including regulations relating to zoning and building requirements and the preparation and sale of food. Difficulties in obtaining or failures to obtain the required licenses or approvals could delay or prevent the development of a new store in a particular area.

Our operations are also subject to federal and state laws governing such matters as wage rates, overtime, working conditions and citizenship requirements. At the federal level, there are proposals under consideration from time to time to increase minimum wage rates and to introduce a system of mandated health insurance, both of which could affect our results of operations.

Employees

As of July 2, 2006, we employed 4,035 persons, of which approximately 68% were full-time employees. Approximately 91% of our employees work in our retail stores, 1% in our wholesale segment and 8% in our corporate or field offices. Our retail stores typically employ an average of 10 to 15 individuals, who are supervised by a single store manager, and one to three assistant store managers. Our field management staff consists of 41 area managers, each of whom is responsible for seven to 10 stores, and four division managers, each of whom is responsible for approximately 70 to 90 stores. Our business is seasonal and as a result the number of employees fluctuates from a high in the spring and summer to a low in the fall and winter. Our wholesale segment is headquartered in Houston and employs dealer territory managers, commercial sales representatives and support staff. None of our employees are subject to collective bargaining agreements. We believe that our employee relations are good, as demonstrated by the reductions in employee turnover in 2004 and 2005.

Properties

At January 1, 2006, we owned 110 of our retail stores and leased the real property of 209 of our stores. We also own 7 sites for future stores and 46 properties we consider surplus properties. In addition, our wholesale segment owns 45 dealer locations and leases the property at 21 locations, which we lease or sublease to independent operators, and further owns 13 and leases 12 unattended locations. On June 30, 2006, we sold all of our unattended dealer locations. Most of our leases are net leases requiring us to pay taxes, insurance and maintenance costs. We believe that no individual site is material to us. The following table, as of January 1, 2006, provides summary information of our owned and leased real property, inclusive of renewal options:

	Owned	Leased locations by expiration
		0-5 years	6-10 years	11-15 years	16+ years	Total
Retail	110	20	26	17	146	319
Wholesale (dealer and unattended)	58	6	8	11	8	91

Total(1)	168	26	34	28	154	410

(1)	Does not include our properties held for store development, office/warehouse facilities or properties held for sale.

The following table provides the locations of our retail stores by region as of July 2, 2006:

Region	Number of Stores
Rio Grande Valley(1)	143
Corpus Christi	96
Laredo	30
Texoma(2)	26
Victoria(3)	25

Total	320

(1)	Includes Brownsville, McAllen, Falfurrias and Riviera.
(2)	Includes Wichita Falls, Texas, and Lawton, Duncan, and Altus, Oklahoma.
(3)	Includes four units in Houston.

We believe that we will be able to negotiate acceptable extensions of the leases for those locations that we intend to continue operating.

We own the headquarters facility of our retail segment, which consists of approximately 27,000 square feet of office space located in Corpus Christi. We also own the headquarters of our wholesale segment, which consists of approximately 43,000 square feet of office and warehouse space in Houston and the headquarters of APT, which consists of approximately 25,000 square feet of office and warehouse space in Corpus Christi.

As of July 2, 2006, the estimated book value of our net property, plant and equipment was $221.4 million. We used the purchase method of accounting to record assets and liabilities acquired from Susser Holdings, L.L.C. by Stripes Holdings LLC. The purchase price allocations as of the date of acquisition are based on third party valuations and management’s assessment, which were recently finalized.

Legal Proceedings

We are party to various legal actions in the ordinary course of our business. We believe these actions are routine in nature and incidental to the operation of our business. While the outcome of these actions cannot be predicted with certainty, we believe that the ultimate resolutions of these matters will not have a material adverse effect on our business, financial condition or prospects.

We make routine applications to state trust funds for the sharing, recovering and reimbursement of certain cleanup costs and liabilities as a result of releases of motor fuels from storage systems. For more information about these cleanup costs and liabilities, see “Business—Government Regulation and Environmental Matters.”

MANAGEMENT

Directors and Executive Officers

Prior to this offering, we were organized as Stripes Holdings LLC, a Delaware limited liability company. Upon the formation of Susser Holdings Corporation in May 2006, certain members of the board of managers of Stripes Holdings LLC assumed roles as the directors of Susser Holdings Corporation. Following the corporate formation transactions and immediately prior to consummation of this offering, we will conduct our business through Susser Holdings Corporation and its direct and indirect subsidiaries. The executive officers Susser Holdings Corporation will be the same as the executive officers that currently serve at Stripes Holdings LLC.

The following table sets forth the names and ages (as of August 15, 2006) of each person who will be a director and executive officer of Susser Holdings Corporation upon the completion of this offering, and the description below includes his or her service as an executive officer or board member of Stripes Holdings LLC and its predecessors.

Name	Age	Position
Sam L. Susser	43	President, Chief Executive Officer and Director
E.V. Bonner, Jr.	50	Executive Vice President, Secretary and General Counsel
Roger D. Smith	56	Executive Vice President and Chief Operating Officer-Retail
Rocky B. Dewbre	40	Executive Vice President and Chief Operating Officer-Wholesale
Mary E. Sullivan	49	Executive Vice President, Chief Financial Officer and Treasurer
William F. Dawson, Jr.	42	Director
Bruce W. Krysiak	56	Director and Non-Executive Chairman
Armand S. Shapiro	65	Director
Sam J. Susser	66	Director
Jerry E. Thompson	56	Director

Sam L. Susser has served as our President and Chief Executive Officer since 1992 and as director since 1988. From 1988 to 1992, Mr. Susser served as General Manager and Vice President of Operations. From 1985 through 1987, Mr. Susser served in the corporate finance division and the mergers and acquisitions group with Salomon Brothers Inc, an investment bank. Mr. Susser currently serves as a director of a number of charitable, educational and civic organizations. Sam L. Susser is the son of Sam J. Susser, who is also a member of our board of directors.

E.V. Bonner, Jr. has served as our Executive Vice President and General Counsel since March 2000. Prior to joining us, Mr. Bonner was a stockholder in the law firm of Porter, Rogers, Dahlman & Gordon, P.C. from 1986 to 2000. He is board certified in commercial real estate law by the Texas board of legal specialization. Mr. Bonner has been involved in numerous charitable, educational and civic organizations, and currently serves on the board of directors of the Corpus Christi Chamber of Commerce.

Roger D. Smith has served as our Executive Vice President and Chief Operating Officer-Retail since January 2005 and was Executive Vice President and Chief Operating Officer-Retail from March 2001 until January 2005. From 1998 to 2001, Mr. Smith was a Senior Vice President of Blockbuster Entertainment. Prior to that time, he held various management positions with The Southland Corporation (7-Eleven), Circle K Corporation and Pearle Vision.

Rocky B. Dewbre has served as our Executive Vice President and Chief Operating Officer-Wholesale since January 2005. Mr. Dewbre served as our Executive Vice President and Chief Operating Officer-Wholesale from 1999 to 2005, as Vice President from 1995 to 1999 and as Manager of Finance and Administration from 1992 to 1995. Before joining us in 1992, Mr. Dewbre was a corporate internal auditor with Atlantic Richfield Corporation, a petroleum/chemical company, from 1991 to 1992 and an auditor and consultant at Deloitte & Touche LLP from 1988 to 1991.

Mary E. Sullivan has served as our Executive Vice President, Chief Financial Officer and Treasurer since November 2005. Ms. Sullivan served as our Vice President of Finance since joining us in February 2000. Ms. Sullivan served as Director of Finance for the City of Corpus Christi from 1999 to 2000. Ms. Sullivan’s previous experience includes serving as the Controller and member of the board of directors of Elementis Chromium, a producer of chromium chemicals, from 1993 to 1999, and various positions with Central Power and Light Company, culminating in Treasurer, over the 13 year period from 1979 to 1992.

William F. Dawson, Jr. has been a partner at Wellspring, a private equity firm, since 2001 and has served as director since December 2005. Mr. Dawson previously chaired the middle-market buyout group at J.H. Whitney & Co., a private equity firm, and, from 1986 until 2000, was with Donaldson, Lufkin & Jenrette Securities Corporation, an investment bank, where he most recently served as Managing Director. Mr. Dawson serves on several private company boards controlled by Wellspring.

Bruce W. Krysiak has served as our director and Non-Executive Chairman since 2000. Mr. Krysiak has been Chairman of EDABB, Inc., a personal investment company, since 1999. Prior to 1999, Mr. Krysiak served as the President and Chief Operating Officer of Toys R Us from 1998 to 1999, of Dollar General from 1996 to 1997 and of Circle K Corporation from 1995 to 1996. Currently, Mr. Krysiak serves as the non-executive chairman of the board of directors of LA Dove, Inc., a research facility, and Quantum Health, an offeror of coordinated health care plans for self-insured employers. In addition, Mr. Krysiak serves as a member of the board of directors of several privately held entities. Mr. Krysiak also served on our board of directors in 1995 and 1996.

Armand S. Shapiro has served as our director since 1997 and also chairs the audit committee. Mr. Shapiro serves as a business consultant/mentor to chief executive officers of private companies to develop strategies to improve growth and profitability of the company. He previously served on the board of directors of Bindview Development Corporation, a publicly traded corporation that provides software for proactively managing information technology security compliance operations, from October 2001 through January 2006. Mr. Shapiro was the Chairman and Chief Executive Officer of Garden Ridge Corporation from 1990 until June 1999. During the 1980’s, Mr. Shapiro also served as President, a member of the executive management team, and a director of ComputerCraft, Inc., then a publicly traded retailer of computer products. He was previously a partner and Chief Operating Officer of Modern Furniture Rentals, Inc., a family-owned and operated business. Mr. Shapiro is a graduate of Renesselaer Polytechnic Institute and has served as an officer in the United States Army.

Sam J. Susser has served as a member of our board of directors since 1988 and was our chairman from 1988-1992. Mr. Susser was also the Chairman and Chief Executive Officer of Plexus Financial Services, a holding company based in Dallas, Texas, from 1987 through 1991. Mr. Susser’s experience includes various positions with The Southland Corporation (7-Eleven, Inc.), Plexus Financial Services and CITGO Petroleum Company, where he served as President. Mr. Susser is a director and past chairman of the Audit Committee of Alberto-Culver Company a manufacturer and marketer of personal care and household brands. Mr. Susser previously has served on the board of directors of Garden Ridge Pottery and Computer Craft, Inc. Sam J. Susser is the father of Sam L. Susser, our President and Chief Executive Officer and a director.

Jerry E. Thompson has served as a member of our board of directors since May 2006. Mr. Thompson is President and Chief Executive Officer of the general partner of TEPPCO Partners, L.P., a publicly traded master limited partnership operating in segments including refined petroleum products, liquified petroleum gases and petrochemical transportation and storage. Mr. Thompson joined TEPPCO in April 2006 after a 35-year career with CITGO Petroleum Corporation. At the time of his retirement from CITGO in March 2006, Mr. Thompson had served as Chief Operating Officer of CITGO since 2003 and had served as Senior Vice President since 1998. Mr. Thompson also serves on the board of Texas Eastern Products Pipeline Company, LLC.

Classified Board of Directors

Upon completion of this offering, our amended and restated certificate of incorporation and bylaws will provide for an authorized number of directors of between six and nine members (as determined by the board of directors) and for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. Initially, our authorized number of directors will be set at six. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and one class of directors will be elected by the stockholders each year. Sam L. Susser and Armand S. Shapiro have been designated as Class I directors, whose term will expire at the 2007 annual meeting of stockholders. William F. Dawson, Jr. and Jerry E. Thompson have been designated as Class II directors, whose terms will expire at the 2008 annual meeting of stockholders. Bruce W. Krysiak and Sam J. Susser have been designated as Class III directors, whose terms will expire at the 2009 annual meeting of stockholders. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by the board of directors. Holders of common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a plurality of shares of common stock will be able to elect all of the successors of the class of directors whose term expires at that meeting.

Committees of Our Board of Directors

Audit Committee.    Our board of directors has formed an audit committee which is chaired by Mr. Shapiro, who has been determined to be an independent board member, and qualifies as the audit committee financial expert. Mr. Dawson and Mr. Krysiak also serve on the audit committee. The audit committee reviews and monitors our internal controls, financial reports and accounting practices, as well as the scope and extent of the audits performed by both the independent and internal auditors, reviews the nature and scope of our internal audit program and the results of internal audits, and meets with the independent auditors. Effective immediately prior to this offering, we expect that Mr. Dawson will resign from the audit committee and be replaced with Mr. Thompson.

Compensation Committee.    Our board of directors has formed a compensation committee which is chaired by Mr. Krysiak. Mr. Shapiro and Mr. Thompson also serve on the compensation committee. The compensation committee oversees our compensation and employee benefit plans and practices and produces a report on executive compensation.

Nominating and Governance Committee.    Our board of directors has formed a nominating and governance committee which is chaired by Mr. Thompson. Mr. Shapiro and Mr. Krysiak also serve on the nominating and governance committee. The primary purpose of the nominating and corporate governance committee is to identify and to recommend to the board individuals qualified to serve as directors of our company and on committees of the board, advise the board with respect to the board composition, procedures and committees, develop and recommend to the board a set of corporate governance principles and guidelines applicable to us; and oversee the evaluation of the board and our management.

Other Committees.    Our board of directors may on occasion establish other committees as it deems necessary or required.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers serve as a director of our company or member of our compensation committee.

Director Compensation and Independence

Each of our non-employee directors who are not affiliated with Wellspring currently receives an annual retainer ranging between $36,000 to $75,000, and Messrs. Shapiro, Krysiak and Sam J. Susser were granted

14,408 class B units of Stripes Holdings LLC on December 21, 2005 for their services as directors. Immediately prior to this offering these class B units will be converted into 1,874 shares of our common stock and options to purchase 14,158 shares of Susser Holdings Corporation common stock at the initial public offering price. See “Corporate Formation Transactions.” Mr. Thompson, who was elected to our board in May 2006, will receive options to purchase 14,158 shares of Susser Holdings Corporation common stock at the initial public offering price. These director shares and options vest over five years, with 33 1/3% vesting on the third, fourth and fifth anniversary of grant date. Other directors receive no additional compensation for serving as a director. All directors are entitled to reimbursement for their expenses incurred in attending meetings.

Our board of directors has determined that each of Messrs. Shapiro, Krysiak and Thompson qualify as an “independent director” within the meaning of that term under the rules and regulations of the Nasdaq Global Market. We expect that the board of directors will elect at least one additional “independent director” after the offering to serve on our board within the time prescribed for compliance with the Nasdaq Global Market’s rules requiring a majority of our directors to qualify as independent thereunder.

Executive Compensation

The following table summarizes annual and long-term compensation paid or accrued by us for services rendered for the fiscal years indicated by our chief executive officer and our four other most highly compensated executive officers whose total salary and bonus exceeded $100,000 individually during the fiscal year ended January 1, 2006 (collectively, the “named executive officers”) (perquisites received did not exceed the lesser of $50,000 or 10% of salary and bonus compensation for any named executive officer in any year shown):

		Annual Compensation		Long – Term Compensation
Name and Principal Position	Fiscal Year	Salary(1)	Bonus	Restricted Stock Award(s)		Securities Underlying Options/ SARs		All Other Compen- sation(2)
Sam L. Susser President and Chief Executive Officer	2005 2004 2003	$503,846 500,000 500,000	$242,500 242,500 —	360,199 — —	(3)	— — —		$8,956 18,000 4,062

E.V. Bonner, Jr. Executive Vice President, Secretary and General Counsel	2005 2004 2003	$272,974 264,776 264,376	$105,414 132,021 —	87,040 — —	(3)	— — —		$4,710 9,532 2,611

Roger D. Smith Executive Vice President and Chief Operating Officer—Retail	2005 2004 2003	$240,408 218,400 218,400	$7,207 168,209 —	87,040 — —	(3)	— — —		$4,156 28,508 2,184

Rocky B. Dewbre Executive Vice President and Chief Operating Officer—Wholesale	2005 2004 2003	$182,161 165,235 161,760	$259,121 119,945 90,757	87,040 — —	(3)	— — 10,000	(4)	$2,134 9,216 2,188

Mary E. Sullivan Executive Vice President, Chief Financial Officer and Treasurer	2005 2004 2003	$118,561 114,640 110,156	$45,784 46,288 —	87,040 — —	(3)	— — —		$1,922 4,127 1,321

(1)	2005 base salary for each of the named executive officers includes a timing difference of 2 days of pay that would have normally been paid during 2006. Effective with the December 2005 transactions, our management team that chose to invest in Stripes Holdings LLC became “members” instead of employees, and therefore we cut off 2005 salary for these employees on December 20, 2005, rather than December 18, 2005, as for all other “non-member” employees. The first paycheck that members received in 2006 was reduced by the 2 days.
(2)	Includes our matching contributions to our 401(k) savings plan and non-qualified deferred compensation plans and relocation reimbursements.

(3)	Represents the number of class B units of Stripes Holdings LLC granted on December 21, 2005. The units vest over 5 years, with 33 1/3% vesting on the third, fourth and fifth anniversary of grant date. No units were vested at January 1, 2006. The class B units are not entitled to receive any distributions unless and until the holders of class A units have received distributions, in the aggregate, equal to such holder’s unreturned capital. As of the date of grant, the units had $0 liquidation value per share. All class B units vest upon a change of control (which does not include this offering). Vested class B units are forfeited if the recipient is terminated for cause. Unvested class B units are forfeited if the recipient leaves the company. The class B units will be converted into shares of our common stock as described in “Corporate Formation Transactions.”
(4)	Options granted to Mr. Dewbre in the SSP Services 2000 Incentive Plan.

Option Grants and Exercises in Last Fiscal Year and Fiscal Year-end Option Value

Option Grants in the Last Fiscal Year

In the fiscal year ended January 1, 2006 and in the six months ended July 2, 2006, there were no stock option grants made to our executive officers. See “—2006 Equity Incentive Plan” below for a description of option grants made in connection with the corporate formation transactions.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information with respect to option exercises by the named executive officer for the fiscal year ended January 1, 2006 and held by them as of that date:

Name	Shares Acquired On Exercise(1)	Value Realized(1)	Number Of Securities Underlying Unexercised Options At Fiscal Year-End		Value of Unexercised In-The-Money Options At Fiscal Year-End
			Exercisable	Unexercisable	Exerciseable	Unexercisable
Sam L. Susser	—	—	—	—	—	—
E.V. Bonner, Jr.	65,735	$4,912,363	—	—	—	—
Roger D. Smith	83,333	6,210,212	—	—	—	—
Rocky B. Dewbre	23,547	2,106,386	—	—	—	—
Mary E. Sullivan	13,547	1,024,537	—	—	—	—

(1)	Options that were outstanding under the SSP Services 1998 Incentive Plan and the SSP Services 2000 Incentive Plan became fully vested upon the change of control on December 21, 2005, and were exercised and redeemed. These plans were terminated in connection with the December 2005 transactions.

Employment Agreements

Sam L. Susser, E.V. Bonner, Jr., Roger D. Smith, Rocky B. Dewbre and Mary E. Sullivan have entered into employment agreements, effective as of December 21, 2005, and in connection with this offering, will enter into amended and restated employment agreements to reflect the corporate formation transactions.

Mr. Susser’s employment agreement provides that, among other things, Mr. Susser will serve as the President and Chief Executive Officer through December 21, 2008 and his term of employment shall be automatically extended for one year unless 90 days notice is given by Mr. Susser or the board of directors. Mr. Susser shall also serve as a board member pursuant to his employment agreement. Under this agreement, Mr. Susser receives a base salary of $500,000 per year and is eligible to receive an annual bonus with a target amount of 40% of base salary upon the achievement of annual performance targets established by the compensation committee in consultation with Mr. Susser starting in 2006. Mr. Susser received a bonus of $242,500 for 2005. Mr. Susser was granted 360,199 Class B units in December 2005. The company will reimburse Mr. Susser for reasonable business expenses, including reimbursement for business use of

Mr. Susser’s aircraft at a rate of $1,700 per hour of flight time plus pilot per diem costs. If we terminate Mr. Susser’s employment without cause (or Mr. Susser terminates his employment for good reason), he is entitled to $1,500,000 paid in five installments over two years, a lump sum payment of any earned and accrued but unpaid bonus and any accrued vacation pay, 24 months of health insurance coverage for him and his family, and the reimbursement of any expenses. If we terminate Mr. Susser’s employment with cause, he is entitled to his salary and vacation pay accrued through the effective date of termination and the reimbursement of any expenses. Mr. Susser is also entitled to various “gross-up” payments for certain excise taxes he may incur in connection with his compensation or any severance payments. For purposes of all of the employment agreements discussed in this section, “good reason” includes, among other things, the acquisition by a financial or strategic buyer of 51% of the outstanding equity interests of the company, provided, (for Mr. Susser, only in the case of a strategic buyer), the executive negotiates to provide continued transition services for a reasonable period. Completion of this offering will not result in a transaction constituting “good reason” for termination of employment by an executive under the terms of the employment agreements discussed in this section.

Mr. Bonner’s employment agreement provides that, among other things, Mr. Bonner will serve as Executive Vice President and General Counsel through December 21, 2008 and his term of employment shall be automatically extended for one year unless 30 days notice is given by Mr. Bonner or the CEO. Under this agreement, Mr. Bonner receives a base salary of $264,775 per year and is eligible to receive an annual bonus with a target amount of 33% of base salary upon the achievement of annual performance targets established by the compensation committee in consultation with the chief executive officer. Effective February 13, 2006, Mr. Bonner’s base salary was increased to $279,537. Mr. Bonner has been granted 87,040 Class B units. If we terminate Mr. Bonner’s employment without cause (or if Mr. Bonner terminates his employment for good reason), he is entitled to two times his then base salary paid out in five installments over two years, plus any earned and accrued but unpaid bonus and any accrued vacation pay, 24 months of health insurance coverage for him and his family, and the reimbursement of any expenses. If we terminate Mr. Bonner’s employment with cause, he is entitled to his salary and vacation pay accrued through the effective date of termination and the reimbursement of any expenses. Mr. Bonner is also entitled to various “gross-up” payments for certain excise taxes he may incur in connection with his compensation or any severance payments.

Mr. Smith’s employment agreement provides that, among other things, Mr. Smith will serve as President and Chief Operating Officer—Retail through December 21, 2008 and his term of employment shall be automatically extended for one year unless 30 days notice is given by Mr. Smith or the CEO. Under this agreement, Mr. Smith receives a base salary of $240,240 per year, and is eligible to receive an annual bonus with a target amount of 33% of base salary upon the achievement of annual performance targets established by the compensation committee in consultation with the chief executive officer. Mr. Smith has been granted 87,040 Class B units. If we terminate Mr. Smith’s employment without cause (or if Mr. Smith terminates his employment for good reason), he is entitled to two times his then base salary paid out in five installments over two years, plus any earned and accrued but unpaid bonus and any accrued vacation pay, 24 months of health insurance coverage for him and his family, and the reimbursement of any expenses. If we terminate Mr. Smith’s employment with cause, he is entitled to his salary and vacation pay accrued through the effective date of termination and the reimbursement of any expenses. Mr. Smith is also entitled to various “gross-up” payments for certain excise taxes he may incur in connection with his compensation or any severance payments.

Mr. Dewbre’s employment agreement provides that, among other things, Mr. Dewbre will serve as President and Chief Operating Officer—Wholesale through December 21, 2008 and his term of employment shall be automatically extended for one year unless 30 days notice is given by Mr. Dewbre or the CEO. Under this agreement, Mr. Dewbre receives a base salary of $182,034 per year, and is eligible to receive an annual bonus with a target amount of 33% of his base salary upon the achievement of annual performance targets established by the compensation committee in consultation with the chief executive officer. Effective February 13, 2006, Mr. Dewbre’s base salary was increased to $188,405. Mr. Dewbre has been granted 87,040 Class B units. If we terminate Mr. Dewbre’s employment without cause (or if Mr. Dewbre terminates his employment for good reason), he is entitled to two times his then base salary paid out in five installments over two years, plus any earned and accrued but unpaid bonus and any accrued vacation pay, 24 months of health insurance coverage for him and his family, and the reimbursement of any expenses. If we terminate Mr. Dewbre’s employment with cause, he is entitled to his salary and vacation pay accrued through the effective date of termination and the reimbursement of any expenses. Mr. Dewbre is also entitled to various “gross-up” payments for certain excise taxes he may incur in connection with his compensation or any severance payments.

Ms. Sullivan’s employment agreement provides that, among other things, Ms. Sullivan will serve as Chief Financial Officer through December 21, 2008 and her term of employment shall be automatically extended for one year unless 30 days notice is given by Ms. Sullivan or the CEO. Under this agreement, Ms. Sullivan receives a base salary of $117,875 per year, and is eligible to receive an annual bonus with a target amount of 33% of her base salary upon the achievement of annual performance targets established by the compensation committee in consultation with the chief executive officer. Effective February 13, 2006, Ms. Sullivan’s base salary was increased to $165,000. Ms. Sullivan has been granted 87,040 Class B units. If we terminate Ms. Sullivan’s employment without cause (or if Ms. Sullivan terminates her employment for good reason), she is entitled to two times her then base salary paid out in five installments over two years, plus any earned and accrued but unpaid bonus and any accrued vacation pay, 24 months of health insurance coverage for her and her family, and the reimbursement of any expenses. If we terminate Ms. Sullivan’s employment with cause, she is entitled to her salary and vacation pay accrued through the effective date of termination and the reimbursement of any expenses. Ms. Sullivan is also entitled to various “gross-up” payments for certain excise taxes she may incur in connection with her compensation or any severance payments.

The executives have also agreed not to compete and/or solicit employees from us for two years from the date of termination of employment.

2006 Equity Incentive Plan

Prior Equity Grants in Stripes Holdings LLC.    In connection with the December 2005 transactions, designated employees of Stripes Holdings LLC were granted options to acquire class A units of Stripes Holdings LLC (the “unit options”), and certain other employees and directors were granted class B units of Stripes Holdings LLC (the “class B units”) which entitled such holders to a share of the profits of Stripes Holdings LLC. As of July 2, 2006, there were 315,793 unit options outstanding and 912,823 class B units outstanding. Immediately prior to the consummation of this offering and in connection with the corporate formation transactions, (i) the unit options will be converted into options to acquire shares of common stock of Susser Holdings Corporation with the same terms and conditions as the applicable pre-conversion options (the “converted options”) and (ii) the class B units will be converted into shares of common stock of Susser Holdings Corporation with the same terms and conditions as the applicable pre-conversion class B units pursuant to a conversion formula based on the offering price, (the “converted restricted stock,” together, with the converted options, the “converted awards”).

In connection with the offering, we will adopt the Susser Holdings Corporation 2006 Equity Incentive Plan (the “Plan”) which will govern the terms of the converted awards as well as future equity awards granted by us. The following table shows the amount of new options each of our named executive officers and directors are expected to receive under the Plan immediately prior to this offering.

	New Plan Benefits(1)
Name	Number of Shares	Exercise Price ($/sh)	Expiration Date
Sam L. Susser	353,953	$17.00	, 2016
E.V. Bonner, Jr.	85,531	17.00	, 2016
Roger D. Smith	85,531	17.00	, 2016
Rocky B. Dewbre	85,531	17.00	, 2016
Mary E. Sullivan	85,531	17.00	, 2016
Bruce W. Krysiak	26,441	17.00	, 2016
Armand S. Shapiro	14,158	17.00	, 2016
Sam J. Susser	26,441	17.00	, 2016
Jerry E. Thompson	14,158	17.00	, 2016

(1)	Assumes an initial public offering price of $17.00, the midpoint of the range set forth on the cover page of this prospectus.

Each of the options described above will vest over a five-year period, with one-third of the option vesting on the third anniversary of the original grant date and an additional one-third of such option vesting on each anniversary thereafter.

Purpose.    The Plan is intended to provide incentives that will attract, retain and motivate highly competent persons as directors and employees of, and consultants to, us and our subsidiaries, by providing them with opportunities to acquire shares of our common stock or to receive monetary payments.

Administration.    The Plan provides for administration by a committee of our board of directors (the “committee”), which will be comprised of not less than two members who shall be independent non-employee directors. Among the committee’s powers are to determine the form, amount and other terms and conditions of awards, establish such rules as it deems necessary or desirable for the proper administration of the Plan and to take such action in connection with the Plan and any awards granted thereunder as it deems necessary.

Shares Available.    The Plan makes available an aggregate of 2,646,409 shares of our common stock, subject to adjustments. In the event that any outstanding award expires, is forfeited, cancelled or otherwise terminated without consideration, the shares of our common stock allocable to such award, including the unexercised portion of such award, shall again be available for the purposes of the Plan. If any award is exercised by tendering shares of our common stock to us, either as full or partial payment, in connection with the exercise of such award under this Plan or to satisfy our withholding obligation with respect to an award, only the number of shares of our common stock issued net of the shares of our common stock tendered will be deemed delivered for purposes of determining the maximum number of shares of our common stock then available for delivery under the Plan.

Eligibility for Participation.    Employees and directors of, and consultants to, us or any of our subsidiaries are eligible to participate in the Plan. The selection of participants is within the sole discretion of the committee.

Types of Awards.    The Plan provides for the grant of stock options, including incentive stock options and non-qualified stock options (collectively, “options”), shares of restricted stock (“restricted stock”), and other stock-based awards (collectively, the “awards”). The committee will, with regard to each award, determine the terms and conditions of the awards, including the number of shares subject to the award, the vesting terms of the award, and the purchase price for each award. Awards may be made in assumption of or in substitution for outstanding awards previously granted by us or our affiliates, or a company acquired by us or with which we combine.

Award Agreement.    Awards granted under the Plan shall be evidenced by award agreements (which need not be identical) that provide additional terms, conditions restrictions and/or limitations covering the grant of the award as determined by the committee in its sole discretion; provided, however, that in the event of any conflict between the provisions of the Plan and any such agreement, the provisions of the Plan shall prevail.

Options.    An option granted under the Plan will enable the holder to purchase a number of shares of our common stock on set terms. Options shall be nonqualified stock options unless the award agreement specifies that an option is intended to be an incentive stock option. An option granted as an incentive stock option shall, to the extent it fails to qualify as an incentive stock option, be treated as a nonqualified option. Each option shall be subject to such terms and conditions, including exercise price, vesting and conditions and timing of exercise, consistent with the Plan and as the committee may impose from time to time. No option holder shall have any rights to dividends or other shareholder rights with respect to shares of our common stock subject to an option until the holder has given written notice of exercise of the option, paid in full for such shares of our common stock and, if applicable, has satisfied any other conditions imposed by the committee pursuant to the Plan.

Restricted Stock.    The committee may, in its discretion, grant awards of restricted stock. Restricted stock may be subject to such terms and conditions, including vesting, as the committee determines appropriate, including, without limitation, restrictions on the sale or other disposition of such shares of our common stock and our right to reacquire such shares for no consideration upon termination of the participant’s service with us within specified periods of time. The award agreement with respect to the restricted stock shall set forth a participant’s rights, if any, as a shareholder.

Other Stock-Based Awards.    The committee, in its sole discretion, may grant awards of shares of our common stock and awards that are valued, in whole or in part, by reference to, or are otherwise based on the fair market value of, shares of our common stock (the “other stock-based awards”). Such other stock-based awards shall be in such form, and dependent on such conditions, as the committee shall determine. Subject to the provisions of the Plan, the committee shall determine to whom and when other stock-based awards will be made, the number of shares of our common stock to be awarded under (or otherwise related to) such other stock-based awards, whether such other stock-based awards shall be settled in cash, shares of our common stock or a combination of cash and such shares, and all other terms and conditions of such awards.

Performance-Based Awards.    Certain other stock-based awards granted may be granted in a manner which is intended to be deductible by us under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) (or any successor section thereto) (“performance-based awards”). A participant’s performance-based award shall be determined based on the attainment of written performance goals approved by the committee for a performance period established by the committee in compliance with Section 162(m) of the Code and the regulations thereunder. The performance goals, which must be objective, may be based upon various business performance criteria. The criteria may relate to us, an individual, any of our subsidiaries or one or more of our divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the committee shall determine. The maximum amount of a performance-based award during a calendar year to any participant shall be              shares of our common stock or the cash equivalent thereof, to the extent awards are payable in cash or property. The committee shall determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given participant. The amount of the performance-based award actually paid to a given participant may be less than the amount determined by the applicable performance goal formula, at the discretion of the committee.

Converted Awards—Vesting.    With respect to any converted options or converted restricted stock, such awards shall vest over a five-year period, with one-third of the award vesting on the third anniversary of the original date of grant of the pre-conversion unit option or class B unit, as applicable, and an additional one-third of such award vesting on each anniversary thereafter. A converted option will become fully vested and exercisable immediately prior to a change in control and shares of converted restricted stock will become vested on a change in control (as such term was defined in the Stripes Holdings LLC Unit Option Plan).

Converted Options—Termination of Service.    With respect to the converted options, in the event that a participant’s service with us or one of our subsidiaries terminates for any reason other than for cause, the participant’s vested converted options shall expire on the earliest of the following occasions: (i) the expiration date of the option; (ii) the date that is 60 days after the termination of the participant’s service for any reason other than death or disability (or such later date as the committee may determine); (iii) the date that is six months after the termination of the participant’s service by reason of disability (or such later date as the committee may determine); or (iv) the date that is 12 months after the termination of the participant’s service due to the participant’s death. A participant (or in the case of the participant’s death or disability, the participant’s representative) may exercise all or part of the participant’s converted options at any time before the expiration of such options under the preceding sentence, but only to the extent that such options had become exercisable for vested shares of our common stock on or before the date a participant’s service terminates. The unvested balance of such options shall lapse when the participant’s service terminates. Further, in the event a participant engages in certain proscribed conduct following a termination of employment for any reason, all converted options, whether vested or unvested, will be forfeited.

All of a participant’s converted options (including any exercised options for which shares have not been delivered to the participant) shall be cancelled and forfeited immediately on the date of the participant’s termination of service for cause or if cause exists on the date of any termination.

Converted Restricted Stock—Termination of Service.    A participant shall forfeit (i) all unvested shares of converted restricted stock at the time such holder ceases to be employed by us or any of our subsidiaries for any reason and (ii) all vested shares of converted restricted stock if such participant is terminated for cause. Further, if, following termination of employment for any reason, the holder engages in proscribed conduct all converted restricted stock, whether or not vested, shall be forfeited.

Transferability.    The Plan provides that unless otherwise determined by the committee, awards shall not be transferable other than by beneficiary designation, will or the laws of descent and distribution.

Adjustment of Awards.    In the event of any corporate event or transaction such as a merger, consolidation, reorganization, recapitalization, stock split, or other like change in capital structure (other than normal cash dividends) or similar corporate event or transaction, the committee, in its sole discretion, to prevent dilution or enlargement of participants’ rights under the Plan, shall determine whether and the extent to which it should substitute or adjust, as applicable, the number and kind of shares of stock that may be issued under the Plan or under particular form and conditions of such awards.

In the event we are a party to a merger or consolidation or similar transaction (including a change of control), the committee is authorized (but not obligated) to make adjustments in the terms and conditions of outstanding awards, including, without limitation, that at any time prior to such transaction, all then outstanding awards shall become immediately exercisable or vested and any restrictions on any awards shall immediately lapse. In addition, the committee may provide that all awards held by participants who are at the time of the event in our service or the service of any of our subsidiaries or affiliates shall remain exercisable for the remainder of their terms notwithstanding any subsequent termination of a participant’s service or that all awards will be substituted with awards that will substantially preserve the otherwise applicable terms of affected awards previously granted hereunder, in each case, as determined by the committee in its sole discretion.

Amendment and Termination.    The committee reserves the right to amend, suspend or terminate the Plan at any time, provided that no amendment may adversely affect in any material respect any participant’s rights under any award grant previously made or granted under the plan without the participant’s consent. Further, no amendment of the Plan may be made without approval of our stockholders if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan.

Compliance with Code Section 409A.    Notwithstanding anything in the Plan to the contrary, the Plan and any award shall be interpreted in accordance with Section 409A of the Code, Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the effective date of the Plan. In the event that the committee determines that the Plan and/or awards are subject to Code Section 409A, the committee may, in its sole discretion and without a participant’s prior consent, amend the Plan and/or awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (a) exempt the Plan and/or any award from the application of Code Section 409A, (b) preserve the intended tax treatment of any such award, and (c) comply with the requirements of Code Section 409A, including any regulations or other interpretive guidance that may be issued after the grant of any award. Notwithstanding the foregoing, neither we nor the committee is obligated to ensure that awards comply with Code Section 409A or to take any actions to ensure such compliance.

Effective Date.    The Plan shall be effective as of the date on which the Plan is adopted by our board of directors, provided that the Plan is approved by the our stockholders within 12 months of the effective date. Any awards granted under the Plan prior to such approval of stockholders shall be effective as of the date of grant, but no such award may be exercised or settled and no restrictions relating to any award may lapse prior to such stockholder approval, and if our stockholders fail to approve the Plan as specified hereunder, any such award shall be cancelled. No award shall be granted under the Plan more than ten years after the effective date.

401(k) Plan

We have established a 401(k) benefit plan for the benefit of our employees. All full-time employees who are over 21 years of age and have greater than six months tenure are eligible to participate. Under the terms of the Plan, employees can defer up to 100% of their wages, with us matching a portion of the first 6% of the employee’s contribution. Our contributions to the Plan for 2003, 2004, and 2005, net of forfeitures, were approximately $111,000, $302,000, and $401,000, respectively.

Supplemental Executive Retirement Plan

During 2003, we implemented a nonqualified Supplemental Executive Retirement Plan (SERP) for key executives, officers, and certain other employees to allow compensation deferrals in addition to that allowable under the 401(k) plan limitations. We match a portion of the participant’s contribution each year using the same percentage used for its 401(k) plan match. SERP benefits are paid from our assets. The net expense incurred for this plan during 2003, 2004, and 2005 was $7,000, $63,000, and $56,000, respectively. The unfunded accrued liability included in the other noncurrent liabilities as of January 2, 2005, January 1, 2006 and July 2, 2006 was $337,000, $851,000 and $1,031,000, respectively.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Recapitalization.    On December 21, 2005, Stripes Acquisition LLC, an affiliate of Wellspring Capital Partners III, L.P., or WCP III, merged with and into Susser Holdings, L.L.C., with Susser Holdings, L.L.C. remaining as the surviving entity. Pursuant to the terms of the merger agreement, the unitholders of Susser Holdings, L.L.C. received $276.8 million in aggregate merger consideration and all existing indebtedness of Susser Holdings, L.L.C. was refinanced.

WCP III and its affiliates invested approximately $92 million in cash equity and Sam L. Susser, along with certain members of management and board of directors, rolled over approximately $37 million in equity interests in Susser Holdings, L.L.C., each pursuant to an exchange agreement with Stripes Holdings LLC.

As a result of the merger and rollover, Susser Holdings, L.L.C. became a wholly owned subsidiary of Stripes Holdings LLC and WCP III and its affiliates acquired approximately 72% of the equity interests of Stripes Holdings LLC, and Sam L. Susser and members of management acquired approximately 28%. The equity holders of Stripes Holdings LLC entered into a limited liability company agreement in December 2005. The agreement sets forth applicable provisions with respect to the management of the company and the ownership of the company by the equity holders. Under the agreement, Stripes Holdings LLC was to be managed by a board of managers consisting of nine members, including five individuals designated by Wellspring and its affiliates, one individual to be designated by Sam L. Susser and other members of management and three independent persons to be mutually agreed upon by all of the parties. This agreement will terminate upon the consummation of this offering.

Leasing Transactions.    We lease 13 of our convenience stores and three of our dealer locations from related parties, including: Sam L. Susser, our President and Chief Executive Officer and a director; Sam J. Susser, a director; Jerry Susser; and various entities affiliated with Sam L. Susser, Sam J. Susser, E.V. Bonner, Jr. and members of their immediate families. In connection with the leasing of these properties, we made rental payments during the previous three fiscal years to the persons set forth below and in the amounts set forth opposite such person’s name.

	Fiscal Year Ending
Lessor	December 28, 2003	January 2, 2005	January 1, 2006
Sam L. Susser	$137,341	$143,577	$143,577
Susser Holdings II, L.P.(1)	1,553,854	1,553,854	1,568,063
McPherson Street Partners, L.P.(2)	39,000	39,000	39,000
Susser Company, Ltd.(3)	282,000	294,000	189,000
Sam J. Susser	26,400	26,400	26,400
S.J. Susser Family Partnership, L.P.(4)	170,000	170,000	170,000
ETLA, Ltd.(5)	36,000	36,000	36,000

(1)	Susser Holdings II, L.P. is wholly owned by Sam L. Susser.
(2)	Sam L. Susser owns a 45.0% interest in McPherson Street Partners, L.P.
(3)	Sam J. Susser and Jerry Susser each own a 7.41% general partner interest Susser Company, Ltd. SSP Partners, our indirect subsidiary, owns the remaining 85.18% limited partnership interest.
(4)	Sam J. Susser and Pat Susser each own a 48% limited partnership interest in the S.J. Susser Family Partnership, L.P; Sam L. Susser, Sherry Thum and Steven Susser each own a 1.0% limited partnership interest and SJS Management LLC, which is 100% owned by Sam J. Susser and Pat Susser, owns a 1% general partnership interest.
(5)	ETLA, Ltd. is wholly owned by E.V. Bonner, Jr. and members of his immediate family.

Generally, we have the option to renew these leases. We believe the market lease rates for comparable space in the areas in which such leased properties are located were no less favorable to us than we could have obtained in an arm’s length transaction at the lease commencement dates.

In addition, we lease 39 units for check cashing and short-term lending products to Cash & Go, Ltd. Sam J. Susser, a member of our board of directors, and Jerry Susser had financial interests in Cash & Go, Ltd. Their interests in Cash & Go, Ltd. were purchased by us in 2004. The purchase was unanimously approved by our board of directors. In connection with the leasing of these units, we receive a monthly rental fee of approximately $1,090 per unit. We received annual aggregate rental payments from these units of $0.6 million, $0.5 million and $0.5 million during 2003, 2004 and 2005, respectively. Based on current market lease rates for comparable units, we believe that the terms of the leases are no less favorable to us than we could have obtained in an arm’s length transaction at the lease commencement dates.

Alcoholic Beverage Licenses.    The alcoholic beverage licenses that we use in connection with our convenience stores located in Texas were owned by SSP Beverage, Inc. and TND Beverage Corporation. Sam L. Susser previously owned 100% of SSP Beverage, Inc., which owned 100% of TND Beverage. In connection with such licenses, no payments were made to Mr. Susser. In November 2005, Mr. Susser transferred all of his interest in SSP Beverage, Inc. and TND Beverage Corporation to us.

Use of Private Aircraft.    Sam L. Susser owns an aircraft that we use for business purposes in the course of our operations. We pay Mr. Susser a fee of $1,700 per flight hour, plus the cost of pilots and their related expenses, for our use of the aircraft. In connection with this arrangement, we made payments to Sam L. Susser in the amount of $0.2 million, $0.3 million and $0.4 million during 2003, 2004 and 2005, respectively. Based on current market rates for chartering of private aircraft, we believe that the terms of this arrangement are equal to or more favorable to us than we could obtain in an arm’s length transaction.

Services Agreement.    We entered into a management services agreement, or the Services Agreement, with Wellspring Capital Management LLC and Sam L. Susser concurrently with the December 2005 transactions. Wellspring Capital Management LLC and Sam L. Susser provided general advice and counsel to us in connection with our long term strategic plans, financial management, strategic transactions and other business matters. Sam L. Susser has assigned his rights to receive a portion of the compensation under the Services Agreement to certain other members of our senior management and board of directors. Since December 2005, Wellspring Capital Management LLC and Sam L. Susser have been paid $141,484 and $46,163, respectively, pursuant to the terms of this agreement, and approximately $10,000 has been paid to members of senior management and the board pursuant to the assignment of a portion of the compensation due under the Services Agreement to Sam L. Susser. The Services Agreement will terminate upon the completion of this offering.

Jerry Susser.    Jerry Susser acts as Vice President of Real Estate for us and receives annual compensation of $120,000 for serving in this position. Mr. Susser is the brother of Sam J. Susser, one of our directors, and an uncle of Sam L. Susser, our President and Chief Executive Officer.

Debt Repayment.    At December 21, 2005, we repaid certain debt which we and our subsidiaries owed to Sam J. Susser and Jerry Susser. We repaid $2,870,040 owed to Sam J. Susser (which was loaned on January 29, 1998), $2,903,775 owed to Jerry Susser (which was loaned on January 29, 1998), and $384,619 owed to SSF Ltd, which is owned by Sam J. Susser and Jerry Susser (pursuant to a note issued on October 27, 2004).

Susser Company Ltd.    Our subsidiary, Susser Company Ltd, a Texas limited partnership, is 85.18% owned by its limited partner SSP Partners, 7.41% owned by its general partner Sam J. Susser and 7.41% owned by its general partner Jerry Susser. Sam J. Susser and Jerry Susser have agreed that they have no right to distributions from Susser Company Ltd. and no management or voting control and have given their proxy for all partnership matters to SSP Partners.

Registration Rights Agreement.    In connection with the December 2005 transactions, the members of Stripes Holdings LLC entered into an amended and restated limited liability company agreement (the “LLC Agreement”) that provided, among other things, registration rights to the members of Stripes Holdings LLC. In connection with this offering, the LLC agreement will terminate; however, the registration rights granted to the members shall continue pursuant to a new registration rights agreement entered into by and among Susser Holdings Corporation and the former members of Stripes Holdings LLC who will, in connection with the corporate formation transactions, become holders of our common stock. Under the terms of the registration rights agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of such registration and are entitled to include their shares of such common stock in such registration. The registration rights agreement also provides these holders with certain rights to demand registration of their securities. For a more detailed description of these registration rights, please see “Shares Eligible for Future Sale – Registration Rights.”

Transfer of Membership Interests.    In connection with the December 2005 transactions, and the reorganization of the company structure pursuant thereto, Sam L. Susser transferred and conveyed all ownership interests in the following entities to us:

(1) 1% of Susser Petroleum Management Company, LLC, which owns a 1% general partner interest in Susser Petroleum Company, LP;

(2) SSP Services Management Company, LLC, which owns a 0.1% general partner interest in SSP Services, LP;

(3) 1% interest in S Interests Management Company, LLC, which owns a 1% general partner interest in SSP Holdings Limited Partnership; and

(4) 1% of APT Management Company, LLC, which owns a 1% general partner interest in Applied Petroleum Technologies, Ltd.

Mr. Susser received no additional consideration as a result of this conveyance.

Other Payments.    At December 21, 2005, we made certain other payments to Sam J. Susser and Jerry Susser. Under severance agreements entered into on January 29, 1998, Sam J. Susser and Jerry Susser were each owed a principal amount of $1.0 million, which was due on June 30, 2012 in the case of Sam J. Susser and February 28, 2013 in the case of Jerry Susser. Interest accrued at the rate of 6.57%, but no cash payments were required until the earlier of the maturity date or a change of control event. In connection with the December 2005 transactions, Sam J. Susser and Jerry Susser each received $1.5 million in principal amount and accrued interest. We also paid Sam J. Susser and Jerry Susser each $0.3 million to buy out the remainder of their consulting agreements. These consulting agreements would have expired in January 2008, and were required to be paid off at a discount rate of 8.75% upon change of control.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of August 21, 2006, information regarding the beneficial ownership of the common stock of Susser Holdings Corporation before and after the completion of this offering (on a pro forma basis, after giving effect to the conversion of the class A and class B units for common stock as described under “Corporate Formation Transactions”, assuming an initial public offering price of $17.00, the midpoint of the range set forth on the cover page of this prospectus) and shows the number and percentage owned by:

•	each person who is known by us to beneficially own more than 5% of our outstanding common stock;

•	each member of our board of directors;

•	each of our named executive officers; and

•	all members of our board of directors and officers as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulation of the Securities and Exchange Commission. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or have the right to acquire such powers with sixty (60) days. Accordingly, the foregoing table does not include options to purchase our common stock by any of such persons which are not exercisable within the next sixty (60) days.

	Shares Beneficially Owned
	Prior to the Offering		After the Offering
Name and Address	Number	%	Number	%
Wellspring Capital Partners III, L.P. and affiliates(1)(2)	6,604,882	70.6	6,604,882	43.0
Sam L. Susser(3)	2,201,880	23.6	2,201,880	14.3
E.V. Bonner, Jr.(4)	119,074	1.3	119,074	*
Roger D. Smith(4)	154,991	1.7	154,991	1.0
Rocky B. Dewbre(4)	47,240	*	47,240	*
Mary E. Sullivan(4)	36,465	*	36,465	*
William F. Dawson, Jr.(5)	6,604,882	70.6	6,604,882	43.0
Bruce W. Krysiak(6)	21,458	*	21,458	*
Armand S. Shapiro(7)	1,874	*	1,874	*
Sam J. Susser(8)	21,458	*	21,458	*
Jerry E. Thompson	—	*	—	*

All executive officers and directors as a group (10 persons)(9)	2,604,440	27.9	2,604,440	17.0

*	Represents less than 1%
(1)	Includes common stock beneficially owned by Stripes Holdings, L.P. The address of each such person and/or entity is c/o Wellspring Capital Management LLC, Lever House, 390 Park Avenue, New York, NY 10022.
(2)	The following natural persons have investment or voting power over the shares held by Wellspring Capital Partners III, L.P. and its affiliates: Greg S. Feldman, William F. Dawson, Jr., Carl M. Stanton and David C. Mariano.
(3)	The total number of shares of common stock include (i) shares held in trust in which Mr. Susser acts as Trustee and (ii) 46,863 shares of common stock subject to vesting and forfeiture restrictions. The address for Mr. Susser is 4433 Baldwin Boulevard, Corpus Christi, TX 78408.
(4)	Includes 11,324 shares of common stock subject to vesting and forfeiture restrictions.
(5)	Mr. Dawson is a partner of Wellspring Capital Management LLC, an affiliate of Wellspring Capital Partners III, L.P. and Stripes Holdings, L.P. and may be deemed to beneficially own the shares of common stock held of record by such entities. Mr. Dawson disclaims beneficial ownership of such shares of common stock except to the extent of any pecuniary interest therein.

(6)	Includes 3,500 shares of common stock subject to vesting and forfeiture restrictions.
(7)	Includes 1,874 shares of common stock subject to vesting and forfeiture restrictions.
(8)	Includes 3,500 shares of common stock subject to vesting and forfeiture restrictions.
(9)	Includes (i) shares of common stock held in trust in which Mr. Susser acts as trustee and (ii) an aggregate of 101,033 shares of common stock subject to vesting and forfeiture restrictions. Does not include (B) options to purchase an additional 777,275 shares of common stock in the aggregate that are not exercisable within sixty (60) days and (B) 6,604,882 shares of common stock held of record by Wellspring Capital Partners III, L.P. and Stripes Holdings, L.P., of which Mr. Dawson may be deemed to be the beneficial owner by virtue of his relationship with affiliates of those entities.

DESCRIPTION OF CAPITAL STOCK

Immediately following the consummation of this offering, our authorized capital stock will consist of 125,000,000 shares of common stock, $0.01 par value per share, and 25,000,000 shares of preferred stock, $0.01 par value per share, the rights and preferences of which may be established from time to time by our board of directors. Upon completion of this offering (assuming an initial public offering price of $17.00, the midpoint of the range set forth on the cover of this prospectus), there will be 15,349,162 outstanding shares of common stock (16,249,162 shares if the underwriters’ overallotment option is exercised in full), and no outstanding shares of preferred stock.

The following summarizes the material provisions of our capital stock and important provisions of our certificate of incorporation and bylaws. This summary is qualified in its entirety by our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

Common Stock

As of August 1, 2006, on a pro forma basis giving effect to the corporate formation transactions and this offering (assuming an initial public offering price of $17.00, the midpoint of the range set forth on the cover of this prospectus) there were 15,349,162 shares of common stock outstanding, which were held by 19 stockholders of record. As of August 1, 2006, on a pro forma basis giving effect to the corporate formation transactions, there were also 1,165,383 shares of common stock subject to outstanding options under our 2006 Equity Incentive Plan. Each share of common stock entitles the holder to one vote on all matters presented to the stockholders for a vote. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election. The holders of common stock are entitled to receive dividends as may be declared by the board of directors. Subject to any prior rights of outstanding preferred stock, the common stock is entitled to receive pro rata all of the assets of Susser Holdings Corporation available for distribution to its stockholders. There are no redemption or sinking fund provisions applicable to the common stock, and there are no preemptive rights associate with our common stock.

Preferred Stock

Our board of directors is authorized under our certificate of incorporation to create and issue, whether or not in connection with the issuance and sale of any of our stock or other securities, rights entitling the holders of those rights to purchase our shares of capital stock or other of our securities. The times at which and the terms upon which the rights are to be issued will be determined by our board of directors and set forth in the contracts or instruments that evidence the rights.

Description of Provisions of Our Certificate of Incorporation and Bylaws

Amendment of the Certificate of Incorporation.    Under Delaware law, the power to adopt, amend or repeal the certificate of incorporation is conferred upon the stockholders. Our charter may be amended by an affirmative vote of a majority of the directors then in office and a majority of stockholders of all outstanding shares of our capital stock entitled to vote; however, amendments to any of the anti-takeover provisions described below require an affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class.

Amendment of the Bylaws.    Under Delaware law, the power to adopt, amend or repeal the bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. In addition to our stockholders, our charter and bylaws grant our board the power to adopt, alter, amend and repeal our bylaws on the affirmative vote of a majority of the directors then in office; however, amendments to any of the anti-takeover provisions described below require an affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of our capital stock entitled to vote generally at an election of directors, voting together as a single class.

Limitation of Liability of Officers and Directors.    Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

•	for unlawful payment of a dividend or unlawful stock purchase or stock redemption; and

•	for any transaction from which the director derived an improper personal benefit.

The effect of these provisions is to eliminate our rights and the rights of our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Anti-takeover provisions.    Our certificate of incorporation, our bylaws and Delaware law could prohibit a change of control that our stockholders may favor and could negatively affect our stock price. Our certificate of incorporation and bylaws:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt without further stockholder approval;

•	classify the board of directors into staggered three-year terms, which may lengthen the time required to gain control of our board of directors;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors;

•	limit who may call special meetings;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	establish advance notice requirements that require any stockholder that wants to propose any matter that can be acted upon by stockholders at a stockholders’ meeting, including the nomination of candidates for election to the board of directors; and

•	require super-majority voting to effect amendments to any of the anti-takeover provisions in our certificate of incorporation or bylaws described above;

Business Combination under Delaware Law.    We are subject to Delaware’s anti-takeover law, which is Section 203 of the Delaware General Corporation Law. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation may not engage in some business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law does not include interested stockholders prior to the time our common stock is listed for quotation on the Nasdaq Global Market. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. With approval of our stockholders, we could amend our certificate of incorporation in the future to elect not to be governed by the anti-takeover law. This election would be effective 12 months after the adoption of the amendment and would not apply to any business combination between us and any person who became an interested stockholder on or prior to the adoption of the amendment.

Listing

Our shares of common stock have been approved for quotation on the Nasdaq Global Market under the symbol “SUSS.”

Registrar and Transfer Agent.

The registrar and transfer agent for the common stock is Computershare Trust Company, Inc.

SHARES ELIGIBLE FOR FUTURE SALE

If our existing stockholders sell a large number of shares of our common stock in the public market following the offering, the market price of the common stock could decline significantly. The perception in the public market that our existing stockholders might sell shares of common stock could depress our market price.

Immediately after this offering, approximately 15,349,162 shares of our common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of these shares, all 6,000,000 shares of common stock sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless those shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining 9,349,162 shares, or 60.9% of our total outstanding shares, will constitute “restricted securities” as that term is defined in Rule 144. Restricted Securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Securities Act. These rules are summarized below. Of these remaining shares, 9,291,695 shares are also subject to lock-up agreements restricting the sale of such shares for 180 days from the date of this prospectus. However, the underwriters may waive this restriction and allow these stockholders to sell their shares at any time. These shares will all become eligible for resale in the public market from time to time following such lock-up period when the applicable holding period under Rule 144 has been met with respect to such shares.

Prior to this offering, there has been no public market for our common stock, and we cannot predict what effect, if any, market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and could impair our future ability to raise capital through the sale of our equity securities.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the offering, a stockholder who has beneficially owned our shares for at least one year is entitled to sell, within any three month period, a number of shares that does not exceed the greater of:

•	one percent of the then-outstanding shares of our common stock, or approximately 153,490 shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the Nasdaq Global Market during the four calendar weeks preceding the sale.

In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock held by them that are not restricted securities. All sales made under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not currently an affiliate of ours, and who has not been an affiliate of ours for at least three months before the sale, and who has beneficially owned the shares of our common stock proposed to be sold for at least two years (including the holding period of any prior beneficial owner other than an affiliate of ours) may resell these shares without compliance with the manner of sale, volume limitation, current public information or notice requirements of Rule 144. The one and two-year holding periods described above do not begin to run until the full purchase price is paid by the person acquiring the restricted shares from us or an affiliate of ours.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, provides that any of our employees, consultants or advisors who purchased shares of our common stock in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell those shares 90 days after we became a reporting company under the Securities Exchange Act of 1934 in reliance on Rule 144, but without compliance with some of the restrictions provided in Rule 144, including the holding period requirements.

Stock Options

Following the offering, we intend to file a registration statement on Form S-8 under the Securities Act covering approximately 2,646,409 shares of common stock issued or issuable upon the exercise of stock options, subject to outstanding options or reserved for issuance under our equity based benefit plans. Accordingly, shares registered under the Form S-8 registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions or the contractual lock-up agreements described herein.

Registration Rights

After this offering, the holders of approximately 9,349,162 shares of common stock, including Wellspring, Sam Susser and members of senior management, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between us and the holders of such registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of such registration and are entitled to include shares of such common stock therein.

Additionally, beginning six months after this offering closes, these holders are also entitled to certain demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock. Each of Wellspring and Sam L. Susser has two demand registration rights. We are not required to effect a demand registration (1) if we have effected a demand registration in the preceding six months, (2) during the period starting 45 days prior to our good faith estimate of the filing date of, and ending 90 days after the effective date of, a company-initiated registration on which our stockholders can piggyback, or (3) in some cases if it would require premature disclosure. Under these registration rights, the underwriters of an offering may limit the number of shares included in the registration, but in the case of piggyback registration the amount of securities requested to be included cannot be reduced below 25% of the total amount of securities included in such registration. All of these stockholders have agreed that in connection with any public offering of common stock, if requested by us and a managing underwriter, they will not, without the consent of us and the managing underwriter, sell their shares of common stock for up to 180 days after the date of the related prospectus.

Lock-Up Agreements

In connection with this offering, we, our executive officers and directors, and substantially all of our other stockholders will enter into lock-up agreements under which we and they will agree not to, without the prior written consent of Merrill Lynch, directly or indirectly, offer, pledge, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise transfer or dispose of any common stock or any securities that may be converted into or exchanged for any common stock or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the common stock for a period of 180 days from the date of this prospectus other than permitted transfers.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following summary describes the material U.S. federal income and estate tax consequences as of the date of this prospectus of the ownership and disposition of our common stock by a “non-U.S. holder” (as defined below). This discussion is not intended to be a comprehensive description of all aspects of U.S. federal income and estate taxes and does not address foreign, state and local tax consequences that may be relevant to non-U.S. holders generally or in light of their personal circumstances. Special rules that are not addressed in this discussion may apply to a non-U.S. holder subject to special tax treatment under U.S. federal income tax laws, such as “controlled foreign corporations,” “passive foreign investment companies,” insurance companies, tax-exempt organizations, financial institutions, traders, broker dealers, corporations that accumulate earnings to avoid U.S. federal income tax, and U.S. expatriates. Non-U.S. holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, foreign and other tax consequences that may be relevant to them. This summary only addresses a non-U.S. holder that purchases our common stock pursuant to this offering and holds our common stock as a capital asset (generally, investment property).

If a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner or partnership level. If you are a partner of a partnership holding our common stock, you are urged to consult your tax advisors.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and U.S. Treasury regulations, rulings and judicial decisions as of the date of this prospectus. Those authorities may be changed or subject to differing interpretations, perhaps retroactively, so as to result in U.S. federal income or estate tax consequences different from those discussed below. Except where noted, this discussion does not address any aspect of U.S. federal gift or estate tax, or state, local or foreign tax laws.

You are urged to consult your own tax advisor concerning the particular U.S. federal income and estate tax consequences to you of the ownership and disposition of our common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Non-U.S. Holders

As used in this prospectus, the term non-U.S. holder means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not:

•	a citizen or resident of the United States;

•	a corporation (or entity taxed as a corporation for such purposes) created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	a partnership (including an entity or arrangement classified as a partnership for such purposes);

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust that existed on August 20, 1996, was treated as a United States person on August 19, 1996, and elected to be treated as a United States person.

An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident alien, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, an individual would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were citizens of the United States.

Taxation of the Common Stock

Dividends.    In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current earnings and profits for the year of the distribution or accumulated earnings and profits through the date of the distribution, in each case as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of common stock (which is discussed below).

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment maintained by you) generally will not be subject to U.S. federal withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to United States persons. If you are a corporation, this type of “effectively connected income” may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain on Disposition of Common Stock.    You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by you;

•	you are an individual and you are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a U.S. Real Property Holding Corporation, or USRPHC, at any time within the shorter of the five-year period preceding the sale or other disposition or the period you held our common stock.

If you are described in the first bullet point above, you will be subject to U.S. federal income tax on the net gain derived from the sale or other disposition at the same graduated individual or corporate rates applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if you are a corporation, the “branch profits tax” described above may also apply. If you are described in the second bullet point above, except as otherwise provided by an applicable income tax treaty, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even if you are not considered a resident of the United States).

In general, we will be treated as a USRPHC if the fair market value of our U.S. real property interests equals or exceeds 50% of the total fair market value of our U.S. real property interests, interests in real property located outside the United States, and other assets used or held in our business. Based on our best estimate of the fair market value of our U.S. real property interests (relative to the fair market value of our worldwide real property interests and our other assets used or held for use in our trade or business), we believe there is a significant risk that we may currently be, or may become, a USRPHC. However, because the determination of whether we are a USRPHC is fact specific and depends on the composition of our assets and other factors, some of which may be beyond our control (including, for example, fluctuations in the value of our assets), it is difficult to determine or predict whether we are or will become a USRPHC.

If we are, or were to become, a USRPHC, you may be subject to U.S. federal income tax on the net gain derived from the sale or other disposition of our common stock at the same graduated individual or corporate rates applicable to United States persons and the person acquiring our common stock from you may have to withhold 10% of the amount of the proceeds of the disposition. However, even if we are or were to become a USRPHC, U.S. federal income tax generally would not apply to gains realized upon a disposition of our common stock by a non-U.S. holder which did not directly or indirectly own more than 5% of our common stock at any time during the shorter of the five-year period preceding the disposition or the period the non-U.S. holder held our common stock (and which gain is not otherwise taxed under any other circumstances described above), if our common stock had been regularly traded on an established securities market at any time during the calendar year of the disposition. Our shares of common stock have been approved for quotation on the Nasdaq Global Market. Although not free from doubt, our common stock should be considered to be regularly traded on an established securities market for any calendar quarter during which it is regularly quoted on the Nasdaq Global Market by brokers or dealers that hold themselves out to buy or sell our common stock at the quoted price. However, common stock will not be considered to be regularly traded for any quarter if at any time during such quarter 100 or fewer persons own 50% or more of the outstanding shares of common stock. Because the rules relating to the definition of a more than 5% stockholder are complex, and may include situations where stock is owned by related or affiliated parties, non-U.S. holders who believe they may directly or indirectly own more than 5% of our common stock are especially urged to consult their own tax advisors.

U.S. Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for United States federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Current law provides that the maximum federal estate tax rate will be reduced over an 8-year period beginning in 2002 and the tax will be eliminated for estates of decedents dying after December 31, 2009. In the absence of renewal legislation, these amendments will expire and the federal estate tax provisions in effect immediately prior to 2002 will be reinstated beginning in 2011.

Information Reporting and Backup Withholding

We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax (currently at a rate of 28%) on dividends and certain other types of payments to United States persons. You will not be subject to backup withholding tax on dividends you receive on your shares of common stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-United States person or you are a corporation or one of several types of entities and organizations that qualify for exemption (an “exempt recipient”).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of common stock through a United States broker or the United States office of a foreign broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also backup withhold on that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-United States person or you are an exempt recipient. Information reporting (and backup withholding if the appropriate certification is not provided) also apply if you sell your shares of common stock through a foreign broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States.

Any amounts withheld with respect to your shares of common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

UNDERWRITING

We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Jefferies & Company, Inc. and Morgan Keegan & Company, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Jefferies & Company, Inc.
Morgan Keegan & Company, Inc.

Total

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to Susser. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Susser	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by Susser.

Overallotment Option

We have granted an option to the underwriters to purchase up to 900,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the Underwriters have reserved for sale, at the initial public offering price, up to              of the shares offered hereby to be sold to certain directors, officers, employees and persons having relationships with us. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered hereby.

No Sales of Similar Securities

We, our executive officers and directors and all of our other stockholders have agreed, not to sell or transfer any of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals and entities have agreed not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The 180-day restricted period will be automatically extended if (1) during the last 17 days of the 180-day restricted period Susser issues an earnings release or material news or a material event relating to Susser occurs or (2) prior to the expiration of the 180-day restricted period, Susser announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Quotation on the Nasdaq Global Market

Our shares of common stock have been approved for quotation on the Nasdaq Global Market, subject to notice of issuance, under the symbol “SUSS.”

Initial Offering Price

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us, and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our business; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Internet Distribution

Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website is not part of this prospectus.

In addition, a prospectus in electronic format may be made available on a website maintained by J.P. Morgan Securities Inc. and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Merrill Lynch acted as joint bookrunning manager in connection with the issuance of our 10 5/8% senior notes due 2013 in December 2005. Merrill Lynch also acted as financial advisor to the Issuer in connection with the December 2005 transactions. Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated further are lenders and act as joint lead arranger, joint book manager and syndication agent under our $50 million revolving credit facility. Regions Bank, an affiliate of Morgan Keegan, is also a lender under our revolving credit facility. A portion of the proceeds of this offering will be used to repay outstanding debt under our revolving credit facility and accordingly, certain amounts will be paid to affiliates of Merrill Lynch and Morgan Keegan.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, Dallas, Texas and New York, New York. Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York, has acted as counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Stripes Holdings LLC at January 1, 2006 and Susser Holdings, L.L.C. (predecessor) at January 2, 2005 and for the period from December 21, 2005 to January 1, 2006 and January 3, 2005 to December 20, 2005, and the years ended January 2, 2005 and December 28, 2003 (predecessor), appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered in this prospectus. This prospectus omits certain information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Susser Holdings Corporation and the common stock offered in this prospectus, reference is made to such registration statement, exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. We currently do not file periodic reports with the SEC.

The registration statement, including the exhibits and schedules filed therewith, may be inspected free of charge at the public reference facilities maintained by the SEC at the SEC Public Reference Room at 100 F Street, NE, Washington, DC, 20549. Copies of such material can be obtained from the Public Reference Section of the SEC, SEC Public Reference Room at 100 F Street, NE, Washington, DC, 20549 at prescribed rates and from the SEC’s Internet site at http://www.sec.gov. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Auditors	F-2

Consolidated Balance Sheets as of January 2, 2005, January 1, 2006, and July 2, 2006 (unaudited)	F-3

Consolidated Statements of Operations for the Years Ended December 28, 2003, January 2, 2005 and January 1, 2006, and for the six months ended July 3, 2005 (unaudited) and July 2, 2006 (unaudited)	F-4

Consolidated Statements of Members’ Interests for the Years Ended December 29, 2002, December 28, 2003, January 2, 2005 and January 1, 2006, and for the six months ended July 2, 2006	F-6

Consolidated Statements of Cash Flows for the Years Ended December 28, 2003, January 2, 2005 and January 1, 2006 and for the six months ended July 3, 2005 (unaudited) and July 2, 2006 (unaudited)	F-7

Notes to the Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

The Members

Stripes Holdings LLC

We have audited the accompanying consolidated balance sheet of Stripes Holdings LLC (the Company), as of January 1, 2006, and the consolidated balance sheet of Susser Holdings, L.L.C. (Predecessor), as of January 2, 2005, and the related consolidated statements of operations, members’ interests, and cash flows for the period from December 21, 2005 to January 1, 2006, and the related consolidated statements of operations, members’ interests, and cash flows for the period from January 3, 2005 to December 20, 2005, and the years ended January 2, 2005 and December 28, 2003 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stripes Holdings LLC at January 1, 2006, and the consolidated financial position of Susser Holdings, L.L.C. (Predecessor), at January 2, 2005, and the consolidated results of its operations and its cash flows for the period from December 21, 2005 to January 1, 2006, and the consolidated results of its operations and its cash flows for the period from January 3, 2005 to December 20, 2005, and the years ended January 2, 2005 and December 28, 2003 (Predecessor), in conformity with U.S. generally accepted accounting principles.

As discussed in Note 22, the 2002, 2003, 2004 and 2005 financial statements have been restated to reflect accounting for changes in the liquidation value of the redeemable common interests.

/s/ Ernst & Young LLP

San Antonio, TX

March 24, 2006

STRIPES HOLDINGS LLC

CONSOLIDATED BALANCE SHEETS

The purchase method of accounting was used to record assets and liabilities assumed by the Company. Such accounting generally results in increased depreciation recorded in future periods. Accordingly, the accompanying financial statements of the Predecessor and the Company are not comparable in all material respects since those financial statements report financial position, results of operations, and cash flows of the two separate entities (see Note 3).

	Predecessor	Company
	January 2, 2005	January 1, 2006	July 2, 2006
			(unaudited)
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$13,156	$4,116	$9,343
Accounts receivable, net of allowance for doubtful accounts of $1,257 at January 2, 2005, $0 at January 1, 2006, and $300 at July 2, 2006	35,468	44,173	57,242
Inventories, net	32,672	37,278	41,823
Assets held for sale	7,653	5,439	6,898
Other current assets	713	3,126	2,742

Total current assets	89,662	94,132	118,048

Property and equipment, net	215,573	224,226	221,385

Other assets:
Supply agreements, net	4,423	5,630	5,880
Favorable lease arrangements, net	4,225	12,811	5,847
Goodwill	—	—	20,224
Other intangible assets, net	3,860	19,770	14,258
Notes receivable, long-term portion	1,272	1,493	1,834
Other assets	4,307	3,072	3,325

Total other assets	18,087	42,776	51,368

Total assets	$323,322	$361,134	$390,801

Liabilities and members’ interests (deficit)
Current liabilities:
Accounts payable	$46,255	$56,632	$80,218
Accrued expenses	30,176	33,910	34,501
Current maturities of long-term debt	9,128	—	—

Total current liabilities	85,559	90,542	114,719

Long-term debt	179,737	170,000	170,000
Long-term debt to related parties	5,462	—	—
Revolving line of credit	—	6,220	11,370
Deferred gain, long-term portion	—	28,811	30,522
Other noncurrent liabilities	9,515	7,402	5,968

Total long-term liabilities	194,714	212,433	217,860

Minority interests in consolidated subsidiaries	$506	$578	$604

Commitments and contingencies

Redeemable members’ interests (Predecessor):
Preferred interests, 2,000,000 units authorized; 1,132,726 issued and outstanding as of January 2, 2005	52,990	—	—
Common interests, no par value, 5,000,000 units authorized; 1,132,726 issued and outstanding as of January 2, 2005, as restated	29,714	—	—

Members’ interests (deficit):
Common shares (Predecessor), no par value, 5,000,000 units authorized; 1,200,000 issued and outstanding as of January 2, 2005	843	—	—
Common shares (Company), no par value, 15,914,639 units authorized, 12,849,660 issued and outstanding as of January 1, 2006 and July 2, 2006	—	—	—
Additional paid-in capital	2,589	59,231	59,458
Retained deficit, as restated	(43,593)	(1,650)	(1,840)

Total members’ interests (deficit), as restated	(40,161)	57,581	57,618

Total liabilities and members’ interests (deficit)	$323,322	$361,134	$390,801

See accompanying notes.

STRIPES HOLDINGS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

The purchase method of accounting was used to record assets and liabilities assumed by the Company. Such accounting generally results in increased depreciation recorded in future periods. Accordingly, the accompanying financial statements of the Predecessor and the Company are not comparable in all material respects since those financial statements report financial position, results of operations, and cash flows of the two separate entities (see Note 3).

	Predecessor
	Years Ended		Three Hundred Fifty-Two Day Period Ended December 20, 2005	Company Twelve-Day Period Ended January 1, 2006	Unaudited Six Months Ended
	December 28, 2003	January 2, 2005			Predecessor July 3, 2005	Company July 2, 2006
	(in thousands, except per share data)
Revenues:
Merchandise sales	$280,799	$306,990	$320,756	$8,774	$162,124	$180,512
Motor fuel sales	849,096	1,126,448	1,494,708	50,492	685,931	980,053
Other income	19,005	20,737	20,773	761	10,993	11,904

Total revenues	1,148,900	1,454,175	1,836,237	60,027	859,048	1,172,469

Cost of sales:
Merchandise	190,920	208,125	216,883	6,197	109,275	120,966
Motor fuel	793,226	1,065,289	1,422,214	48,778	656,526	942,819
Other	1,223	246	617	—	266	331

Total cost of sales	985,369	1,273,660	1,639,714	54,975	766,067	1,064,116

Gross profit	163,531	180,515	196,523	5,052	92,981	108,353
Operating expenses:
Personnel	50,980	57,320	60,215	2,022	30,601	34,357
General and administrative	15,987	17,528	36,165	445	8,814	9,416
Operating	42,910	45,528	52,146	1,456	24,371	31,212
Rent	8,636	8,653	8,600	1,139	4,555	11,085
Royalties	3,009	3,187	3,306	90	1,678	1,851
Loss (gain) on disposal of assets and impairment charge	2,446	1,383	(641)	—	(819)	(277)
Depreciation, amortization, and accretion	22,734	26,257	29,269	936	12,318	11,558

Total operating expenses	146,702	159,856	189,060	6,088	81,518	99,202

Income (loss) from operations	16,829	20,659	7,463	(1,036)	11,463	9,151
Other income (expense):
Interest expense	(14,205)	(14,605)	(17,527)	(608)	(7,010)	(9,418)
Other miscellaneous	108	57	(8,858)	—	(352)	112

Total other income (expense)	(14,097)	(14,548)	(26,385)	(608)	(7,362)	(9,306)
Minority interest in income of consolidated subsidiaries	(65)	(64)	(70)	(6)	(112)	(35)

Income (loss) from continuing operations	2,667	6,047	(18,992)	(1,650)	3,989	(190)

Discontinued operations	90	—	—	—	—	—

Income (loss) before cumulative effect of changes in accounting principle	2,757	6,047	(18,992)	(1,650)	3,989	(190)

Cumulative effect of changes in accounting principle	(2,079)	—	—	—	—	—

Net income (loss)	$678	$6,047	$(18,992)	$(1,650)	$3,989	$(190)

Net income (loss) available to common unitholders	$(3,501)	$1,460	$(23,549)	$(1,650)	$1,561	$(190)

See accompanying notes.

STRIPES HOLDINGS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

	Predecessor
	Years Ended		Three Hundred Fifty-Two Day Period Ended December 20, 2005	Company Twelve-Day Period Ended January 1, 2006	Unaudited Six Months Ended
	December 28, 2003	January 2, 2005			Predecessor July 3, 2005	Company July 2, 2006
	(in thousands, except per share data)
Per common unit—basic:
Income (loss) before discontinued operations and cumulative effect of change in accounting principle	$(0.65)	$0.63	$(10.09)	$(0.13)	$0.67	$(0.01)
Discontinued operations	0.04	—	—	—	—	—
Cumulative effect of change in accounting principle	(0.89)	—	—	—	—	—

Net income (loss) available to common unit holders	$(1.50)	$0.63	$(10.09)	$(0.13)	$0.67	$(0.01)

Per common unit—diluted:
Income (loss) before discontinued operations and cumulative effect of change in accounting principle	$(0.65)	$0.62	$(10.09)	$(0.13)	$0.67	$(0.01)
Discontinued operations	0.04	—	—	—	—	—
Cumulative effect of change in accounting principle	(0.89)	—	—	—	—	—

Net income (loss) available to common unit holders	$(1.50)	$0.62	$(10.09)	$(0.13)	$0.67	$(0.01)

Weighted average shares outstanding:
Basic	2,332,726	2,332,726	2,332,726	12,849,660	2,332,726	12,849,660
Diluted	2,332,776	2,365,854	2,332,726	12,849,660	2,332,726	12,849,660

Pro Forma Data (unaudited):
Historical income (loss) available to common unit holders before taxes			$(23,549)	$(1,650)		$(190)
Pro forma income tax benefit (expense)			6,647	577		66

Net income (loss) available to common unit holders adjusted for pro forma income tax expense			$(16,902)	$(1,073)		$(124)

Pro forma net income (loss) available to common unit holders after taxes
Basic			$(7.25)	$(0.08)		$(0.01)
Diluted			$(7.25)	$(0.08)		$(0.01)

See accompanying notes.

STRIPES HOLDINGS LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ INTERESTS

	Common Interests		Additional Paid-In Capital	Retained Earnings (Deficit)	Total
	Units	Amount
	(in thousands)
Predecessor
Balance at December 29, 2002, as restated	1,200	$843	$837	$(29,939)	$(28,259)
Net income	—	—	—	678	678
Management compensation	—	—	47	—	47
Preferred return	—	—	—	(4,179)	(4,179)
Net change in value of redeemable common members’ interests				5,112	5,112

Balance at December 28, 2003, as restated	1,200	843	884	(28,328)	(26,601)
Net income	—	—	—	6,047	6,047
Management compensation	—	—	1,705	—	1,705
Preferred return	—	—	—	(4,587)	(4,587)
Net change in value of redeemable common members’ interests				(16,725)	(16,725)

Balance at January 2, 2005, as restated	1,200	843	2,589	(43,593)	(40,161)
Net loss	—	—	—	(18,992)	(18,992)
Management compensation	—	—	1,188	—	1,188
Preferred return	—	—	—	(4,557)	(4,557)
Net change in value of redeemable common members’ interests				(63,943)	(63,943)

Balance at December 20, 2005, as restated	1,200	843	3,777	(131,085)	(126,465)

Company
Elimination of predecessor equity	(1,200)	(843)	(3,777)	131,085	126,465
Common interests issued as part of the transaction	12,850	—	128,497	—	128,497
Transaction fees	—	—	(3,576)	—	(3,576)
Deemed dividend to previous owners in excess of predecessor basis	—	—	(65,690)	—	(65,690)
Net loss	—	—	—	(1,650)	(1,650)

Balance at January 1, 2006	12,850	—	59,231	(1,650)	57,581

Net loss (unaudited)	—	—	—	(190)	(190)
Management compensation	—	—	227	—	227

Balance at July 2, 2006 (unaudited)	12,850	$—	$59,458	$(1,840)	$57,618

See accompanying notes.

STRIPES HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

The purchase method of accounting was used to record assets and liabilities assumed by the Company. Such accounting generally results in increased depreciation recorded in future periods. Accordingly, the accompanying financial statements of the Predecessor and the Company are not comparable in all material respects since those financial statements report financial position, results of operations, and cash flows of the two separate entities (see Note 3).

	Predecessor			Company	Predecessor	Company
	Years Ended		Three Hundred Fifty-Two Day Period Ended December 20, 2005	Twelve-Day Period Ended January 1, 2006	Unaudited Six Months Ended
	December 28, 2003	January 2, 2005			July 3, 2005	July 2, 2006
	(in thousands)
Cash flows from operating activities
Net income (loss)	$678	$6,047	$(18,992)	$(1,650)	$3,989	$(190)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, amortization, and accretion	22,734	26,257	29,269	936	12,318	11,558
Loss (gain) on disposal of property and impairment charge	2,446	1,391	(641)	—	(819)	(277)
Non-cash stock based compensation	47	1,705	1,188	—	—	226
Stock-based compensation for options redeemed in acquisition of predecessor	—	—	17,307	—	—	—
Minority interest	65	63	70	6	41	26
Fair market value in nonqualifying derivatives	(243)	350	223	—	—	(68)
Cumulative effect of change in accounting principle	2,079	—	—	—	—	—
Changes in operating assets and liabilities:
Receivables	1,273	(9,485)	(11,390)	2,685	(6,222)	(13,069)
Inventories	(3,718)	(1,894)	(4,606)	—	(3,919)	(4,545)
Prepaid expenses and other current assets	(384)	554	(4,030)	—	(2,419)	384
Intangible assets	(272)	(1,155)	(539)	(131)	(313)	(462)
Other noncurrent assets	(608)	(1,276)	1,045	(33)	560	(254)
Accounts payable	10,164	4,149	20,386	(4,218)	23,048	23,587
Accrued liabilities	—	—	16,247	(12,513)	(1,893)	658
Other noncurrent liabilities	375	495	(1,737)	197	(484)	(202)

Net cash provided by (used in) operating activities	34,636	27,201	43,800	(14,721)	23,887	17,372
Cash flows from investing activities
Purchases of property and equipment	(35,165)	(44,155)	(51,094)	—	(32,836)	(20,881)
Proceeds from disposal of property and equipment	3,421	1,830	4,212	—	3,856	3,927
Proceeds from sale/leaseback transactions	1,889	—	170,000	—	—	—
Acquisition of predecessor	—	—	—	(260,207)	—	—

Net cash used in investing activities	(29,855)	(42,325)	123,118	(260,207)	(28,980)	(16,954)
Cash flows from financing activities
Proceeds from issuance of long-term debt	11,405	72,059	—	170,000	—	—
Change in notes receivable	(75)	10,392	(221)	—	(228)	(341)
Payments on long-term debt	(8,135)	(73,787)	(194,327)	—	(4,690)	—
Revolving line of credit, net	—	—	—	6,220	7,870	5,150
Loan origination costs	—	—	(7,623)	—	—	—
Proceeds from issuance of equity	—	—	—	124,921	—	—

Net cash provided by (used in) financing activities	3,195	8,664	(202,171)	301,141	2,952	4,809

Net (decrease) increase in cash	7,976	(6,460)	(35,253)	26,213	(2,141)	5,227
Cash and cash equivalents at beginning of year	11,640	19,616	13,156	(22,097)	13,156	4,116

Cash and cash equivalents at end of year	$19,616	$13,156	$(22,097)	$4,116	$11,015	$9,343

Supplemental disclosure of cash flow information
Cash paid for interest	$15,910	$13,899	$14,246	$608	$6,943	$9,422

See accompanying notes.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

1.    Organization and Principles of Consolidation

The consolidated financial statements are composed of Stripes Holdings LLC (Company), a Delaware limited liability company, and its consolidated subsidiaries, which operate convenience stores and distribute motor fuels in Texas and Oklahoma. The Company was formed in December 2005 to acquire the interests of Susser Holdings, L.L.C. (Susser or Predecessor Company), which, through its subsidiaries and predecessors, had been acquiring, operating, and supplying motor fuel to convenience stores since 1988.

On December 21, 2005, Stripes Acquisition LLC, an affiliate of Wellspring Capital Partners III, L.P. (Wellspring), merged with and into Susser, with Susser remaining as the surviving entity. Pursuant to the terms of the merger agreement, the unitholders of Susser received $276.8 million in aggregate merger consideration. The existing preferred interests were redeemed at liquidation value, with the balance of the merger consideration used to pay certain transaction expenses, to liquidate management options, and to redeem common unit holders.

Wellspring and its affiliates invested approximately $91.9 million in cash equity, and Sam L. Susser, along with certain members of management and board of directors, rolled over approximately $36.6 million in equity interests in Susser, each pursuant to an exchange agreement with Stripes Holdings LLC. Wellspring and its affiliates own approximately 72% of the voting equity interests of the Company, and Sam L. Susser and members of management own approximately 28% (see Notes 3 and 17).

The Company accounted for the transaction as a purchase under the guidance set forth in Emerging Issues Task Force Number 88-16, Basis in Leveraged Buyout Transactions (EITF 88-16). Under EITF 88-16, the transaction was deemed to be a purchase by new controlling investors for which the Company’s interests in Susser were valued using a partial change in accounting basis.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. The Company’s primary operations are conducted by the following consolidated subsidiaries:

•	SSP Partners (SSP), a Texas general partnership, operates convenience stores located primarily in South Texas and North Texas/Southern Oklahoma.

•	Susser Petroleum Company, LP (SPC), a Texas limited partnership, distributes motor fuels in Texas and Oklahoma.

The Company also offers environmental, maintenance, and construction management services to the petroleum industry (including its own sites) through its subsidiary, Applied Petroleum Technologies, Ltd. (APT), a Texas limited partnership. Susser and its wholly owned subsidiary, Susser Finance Corporation, are the issuers of the senior notes, but do not conduct any operations (see Note 10). Another subsidiary, Susser Holdings III, LP, a Delaware limited partnership, owned 20 convenience store properties in Texas that were leased to SSP Partners under an operating lease. In December 2005, this entity was contributed to and merged with SSP.

All significant intercompany accounts and transactions have been eliminated in consolidation. Transactions and balances of other subsidiaries are not material to the consolidated financial statements.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

2.    Summary of Significant Accounting Policies

Fiscal Year

The Company’s fiscal year is 52 or 53 weeks and ends on the Sunday closest to December 31. All references to 2005 refer to the 52-week period ended January 1, 2006. All references to 2004 refer to the 53-week period ended January 2, 2005. All references to 2003 refer to the 52-week period ended December 28, 2003. All references to second half 2006 and second half 2005 refer to the 26-week periods ended July 2, 2006 and July 3, 2005, respectively. SSP follows the same accounting calendar as the Company. SPC and APT use calendar month accounting periods, and end their fiscal year on December 31.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Interim Results

The accompanying consolidated balance sheet as of July 2, 2006, the consolidated statements of operations and consolidated statements cash flows for the six months ended July 3, 2005 and July 2, 2006, and the consolidated statements of members’ interests for the six months ended July 2, 2006 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the six months ended July 2, 2006. The financial data and other information disclosed in these notes to consolidated financial statements related to the six-month periods are unaudited. The results for the six months ended July 2, 2006, are not necessarily indicative of the results to be expected for the year ending December 31, 2006, or for any other interim period or for any other future year.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and short-term investments with original maturities of three months or less.

Inventories

Merchandise inventories are stated at the lower of average cost, as determined by the retail inventory method, or market. Fuel inventories are stated at the lower of average cost or market. Maintenance spare parts inventories are valued using the standard cost method. Standard costs are adjusted periodically to reflect the approximate cost under the first-in, first-out method. Shipping and handling costs are included in the cost of inventories. The Company records an allowance for shortage and obsolescence relating to merchandise and maintenance spare parts inventory based on historical trends and any known changes in merchandise mix or parts requirements.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed on a straight-line basis over the useful lives of the assets, estimated to be twenty years for buildings and three to fifteen years for equipment. Amortization of leasehold improvements is based upon the shorter of the remaining terms of the leases or the estimated useful lives, which approximate twenty years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Maintenance and repairs are charged to operations as incurred. Gains or losses on the disposition of property and equipment are recorded in the period incurred.

The value of property and equipment at January 1, 2006 reflects the preliminary allocation of purchase price related to the December 2005 acquisition of Susser by the Company (the Acquisition) (see Note 3). The value of property and equipment at July 2, 2006 reflects the final allocation of purchase price.

Long-Lived Assets

Long-lived assets (including intangible assets) are tested for possible impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. If indicators exist, the estimated undiscounted future cash flows related to the asset are compared to the carrying value of the asset. If the carrying value is greater than the estimated undiscounted future cash flow amount, an impairment charge is recorded in depreciation and amortization expense in the statement of operations for amounts necessary to reduce the carrying value of the asset to fair value. The impairment loss calculations require management to apply judgment in estimating future cash flows and the discount rates that reflect the risk inherent in future cash flows.

The value of long-lived assets at January 1, 2006 reflects the preliminary allocation of purchase price related to the Acquisition (see Note 3). The value at July 2, 2006 reflects the final allocation of purchase price.

Assets Held for Sale

Properties are classified as current assets when management’s intent is to sell these assets in the ensuing fiscal year and are recorded at the lower of cost or fair value less cost to sell. These assets primarily consist of land and buildings.

The value of assets held for sale at January 1, 2006 reflects the preliminary allocation of purchase price related to the Acquisition (see Note 3). The value at July 2, 2006 reflects the final allocation of purchase price.

Favorable Lease Arrangements

The favorable lease arrangements as of January 2, 2005, represent the value assigned to the Company’s leaseholds upon the formation of Susser in 1998. The favorable lease arrangements as of January 1, 2006, represent the preliminary value assigned to the Company’s leaseholds upon the formation of the Company in 2005 (see Note 3). The value at July 2, 2006 reflects the final allocation of purchase price. The amount of the purchase price allocated to favorable lease arrangements is amortized on a straight-line basis over the remaining lease terms.

Intangible Assets

Intangible assets consist primarily of debt issuance costs and, as of January 1, 2006, the estimated value attributable to a trade name as determined by the preliminary purchase price allocation (see Note 3). Debt

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

issuance costs are being amortized on a straight-line method, which approximates the interest method, over the term of the debt. The Company did not have any goodwill recorded at January 2, 2005 or January 1, 2006. The value at July 2, 2006 reflects the final allocation of purchase price to the Laredo Taco Company trade name, and also reflects goodwill recorded of $20.2 million. Goodwill and the value of the trade name are not being amortized.

Supply Agreements

Supply agreements as of January 2, 2005, represent the value assigned to long-term fuel supply agreements acquired primarily as part of the SPC acquisition in 1999. Supply agreements as of January 1, 2006, represent the preliminary value assigned to long-term fuel supply agreements as of the date of the Acquisition (see Note 3). Supply agreements are being amortized on a straightline basis over five to fifteen years depending on the terms of the agreements. The value at July 2, 2006 reflects the final purchase price allocation.

Store Closings and Asset Impairment

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, upon commencement of the Company’s 2003 fiscal year. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business.

The Company closed five, eight, three, and two retail stores during 2003, 2004, 2005, and the six months ended July 2, 2006, respectively. The operations of these stores did not have a material impact on the Company’s net earnings, and therefore were not classified as discontinued operations.

It is the Company’s policy to make available for sale property considered by management to be unnecessary for the operations of the Company. The aggregate carrying values of such owned property are periodically reviewed and adjusted downward to fair value when appropriate.

Advertising Costs

Advertising costs are expensed when incurred and were approximately $2,529,000, $1,910,000, and $1,764,000, for 2003, 2004, and 2005, respectively.

Insurance

The Company uses a combination of self-insurance and third-party insurance with predetermined deductibles that cover certain insurable risks. The Company’s share of its employee injury plan and general liability losses is recorded based on historical experience and independent actuarial estimates of the aggregate liabilities for claims incurred. The Company also estimates the cost of health care claims that have been incurred but not reported, based on historical experience.

Environmental

Environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible, are expensed by the Company. Expenditures that extend the life of the related property or prevent future environmental contamination are capitalized. The Company

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

determines its liability on a site-by-site basis and records a liability when it is probable and can be reasonably estimated. The estimated liability is not discounted. The majority of the environmental expenditures incurred for gasoline sites are eligible for refund under the reimbursement programs administered by the Texas Commission on Environmental Quality (TCEQ). A related receivable is recorded for estimated probable reimbursements. Environmental expenditures not eligible for refund from the TCEQ may be recoverable in whole or part from a third party or from the Company’s tankowners insurance coverage, in which case the Company has recorded a liability for its estimated exposure.

Revenue Recognition

Revenues from convenience store and wholesale fuel sales are recognized at the time of sale or when fuel is delivered to the customer. The Company charges its dealers for third party transportation costs, which are included in revenues and cost of sales. A portion of our motor fuel sales to wholesale customers are on a consignment basis, in which we retain title to inventory and recognize revenue at the time the fuel is sold to the ultimate customer.

Revenues from fixed-price construction contracts are recognized by APT on the completed-contract method. This method is used because the typical contract is completed in four months or less, and financial position and results of operations do not vary significantly from those that would result using the percentage-of-completion method. A contract is considered complete when the work has been accepted by the customer.

Vendor Allowances and Rebates

We receive payments for vendor allowances, volume rebates, and other supply arrangements in connection with various programs. Earned payments are recorded as a reduction to cost of sales or expenses to which the particular payment relates. Unearned payments are deferred and amortized as earned over the term of the respective agreement. For the years ended 2003, 2004, and 2005, we recognized earned rebates of $15.9 million, $16.1 million, and $16.9 million, respectively. We recognized earned rebates of $8.2 million and $8.8 million for the six months period ended July 3, 2005 and July 2, 2006, respectively.

Lease Accounting

The Company leases a portion of its convenience store properties under noncancelable operating leases, whose initial terms are typically 10 to 20 years, along with options that permit renewals for additional periods. Minimum rent is expensed on a straight-line basis over the term of the lease. In addition to minimum rental payments, certain leases require additional payments based on sales volume. The Company is typically responsible for payment of real estate taxes, maintenance expenses and insurance.

Income Taxes

Income or loss of the Company is reported in the tax returns of its members. Accordingly, no recognition has been given to income taxes in the consolidated financial statements of the Company.

Motor Fuel Taxes

Certain motor fuel taxes are collected from customers and remitted to governmental agencies either directly or through suppliers by the Company. Taxes on retail fuel sales were approximately $126,859,000, $131,422,000, and $143,407,000 for 2003, 2004, and 2005, respectively, and are included in fuel sales and cost of fuel sold in the accompanying consolidated statements of operations.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

Derivative Instruments and Hedging Activities

The Company accounts for derivative instruments and hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activity and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 133 and SFAS No. 149 require all derivative financial instruments to be reported on the balance sheet at fair value. Changes in the fair value are recognized either in earnings or as other comprehensive income in the members’ equity section, depending on whether the derivative has been designated as a fair value or cash flow hedge and qualifies as part of a hedging relationship, the nature of the exposure being hedged, and how effective the derivative is at offsetting movements in underlying exposure.

During 2003, Susser entered into an interest rate swap for a notional amount of $25,000,000. As of January 2, 2005, January 1, 2006, and July 2, 2006 the estimated fair value of the swap was a loss of $(107,000), $(330,000), and $(262,000), respectively, which was recorded in the balance sheets as an accrued expense. Net proceeds received and the change in value of the swap are recorded as reductions to or increases in interest expense (see Notes 10 and 15). The Company does not engage in trading of derivatives. All such financial instruments are used to manage interest rate risk.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments: cash, accounts receivable, certain other current assets, accounts payable, and accrued expenses and other current liabilities are reflected in the consolidated financial statements at fair value because of the short-term maturity of the instruments.

Management Incentive Options

The Company has granted incentive options for a fixed number of units to certain employees. The Company accounts for options in accordance with FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 (see Note 18).

Reclassification

Certain prior year balances have been reclassified for comparative purposes.

Concentration Risk

The Company purchases approximately 41% of its general merchandise, including most cigarettes and grocery items, from a single wholesale grocer, McLane Company, Inc. (McLane). The Company has been using McLane since 1992. The current contract expires in December 2007.

CITGO and Chevron supplied approximately 57% and 26%, respectively, of the Company’s motor fuel purchases in fiscal 2005. The Company has contracts with CITGO and Chevron until January 2007 and March 2008, respectively. In July 2006, we entered into a new supply agreement with Valero Marketing and Supply Company to supply all of our retail stores that are currently supplied by CITGO, and selected wholesale locations.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

New Accounting Pronouncements

FASB Interpretation No. 46

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). In December 2003, the FASB revised the Interpretation (FIN 46R) to address certain technical corrections and to clarify implementation issues. FIN 46R requires the consolidation of a variable interest entity (VIE), in which an enterprise absorbs a majority of the entity’s expected losses and/or receives a majority of the entity’s expected residual returns as a result of ownership, contractual, or other financial interest in the entity. Prior to the issuance of FIN 46, an entity generally was consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority voting interest in the entity.

The Company adopted FIN 46R on January 3, 2005, and the adoption did not have a significant impact on the Company’s results of operations or financial position.

SFAS No. 123(R)

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statements based on their fair values. The Company adopted SFAS No. 123(R) in first quarter 2006. Because we used the minimum value method for pro forma disclosures under SFAS No. 123, we will apply SFAS No. 123(R) prospectively to newly issued stock options. Existing stock options will continue to be accounted for in accordance with APB Opinion No. 25 unless such options are modified, repurchased or cancelled after the effective date.

3.    Acquisition and Related Transactions

On December 21, 2005, Stripes Acquisition LLC, an affiliate of Wellspring Capital Partners III, L.P., (Wellspring) merged with and into Susser, with Susser remaining as the surviving entity. Pursuant to the terms of the merger agreement, the unitholders of Susser received $276.8 million in aggregate merger consideration and all existing indebtedness of Susser was refinanced. Wellspring and its affiliates invested approximately $91.9 million in cash equity and Sam L. Susser, along with certain members of management and board of directors, rolled over approximately $36.6 million in equity interests in Susser, each pursuant to an exchange agreement with the Company. We refer to the merger and the rollover transactions collectively as the Acquisition. As a result of the Acquisition, Susser became a wholly owned subsidiary of the Company, with Wellspring and its affiliates owning approximately 72% of the voting equity interests of the Company, and Sam L. Susser and members of management owning approximately 28%.

Prior to the Acquisition, Sam L. Susser controlled 1,189,721 or 51% of the common interests and 19,572 or 1.7% of the preferred interests of the Predecessor Company. Three investment funds collectively held 1,093,582 or 47% of the common interests and 1,093,582 or 96.5% of the preferred interests. Board members and an officer of the Company held the remainder of the interests. Prior to the Acquisition, Sam L. Susser controlled 1,189,721 or 51% of the common interests and 19,572 or 1.7% of the preferred interests of the Predecessor Company. Three investment funds collectively held 1,093,582 or 47% of the common interests and 1,093,582 or

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

96.5% of the preferred interests. Board members and an officer of the Company held the remainder of the interests. Out of the aggregate merger consideration of $276.8 million, $16.6 million was used to pay transaction costs borne by the seller, $21.1 million was the total distribution to management option holders, and the remaining $239.1 million was paid to common and preferred unitholders. $3.8 million of the management option cost had previously been recognized as non-cash stock based compensation expense and charged to additional paid in capital. This $3.8 million, along with the $239.1 million distribution to preferred and common units holders, is shown as redemption of equity of $242.9 million on the consolidated statement of cash flows.

The Company accounted for the transaction as a purchase under the guidance set forth in Emerging Issues Task Force Number 88-16, Basis in Leveraged Buyout Transactions (EITF 88-16). Under EITF 88-16, the transaction was deemed to be a purchase by new controlling investors for which the Company’s interests in Susser were valued using a partial change in accounting basis. In effect, the membership units of the Company owned by management investors were valued using predecessor basis, while membership units of the Company owned by Wellspring were recorded at fair value.

In addition to the Acquisition, Susser and Susser Finance Corporation issued $170 million 10 5/8 Senior Notes, due 2013 (Note 10) and Susser entered into a new $50 million Revolving Credit facility (Note 10). In related transactions, the Predecessor Company sold 74 retail stores to affiliates of Commercial Net Lease Realty LP for $170 million and entered into leaseback agreements for each of the stores (Note 14), and all existing indebtedness of the Predecessor Company and its subsidiaries was repaid. We refer to the Acquisition and these related financings as the Transaction. The historical financial statements presented herein reflect the results of the Predecessor Company through December 20, 2005, and of the Company for the twelve days remaining in the 2005 fiscal year. The statement of operations presented for the 352 days ended December 20, 2005, includes the following costs charged to expenses that were directly related to the Transaction (dollars in thousands):

Prepayment penalties on retired debt charged to interest expense	$2,932
Unamortized debt costs charged to amortization expense	3,323
Payout of consulting agreements required on change of control	1,503
Redemption of management options charged to compensation expense (net of non-cash stock based compensation expense previously recognized)	17,307
Advisory, legal, accounting and other costs charged to miscellaneous expense	8,335

Costs of Transaction charged to expense	$33,400

Unaudited Pro Forma Information

Presented below are the unaudited pro forma consolidated statements of operations for the years ended January 2, 2005 and January 1, 2006, as if the Transaction had occurred at the beginning of each fiscal year.

These pro forma statements exclude the Transaction expenses identified above, and include the following adjustments:

•	Increase to rent expense of approximately $13.0 million, which includes $13.6 million additional cash rent, plus $1.0 million noncash straight-line rent expense, less $1.5 million amortization of deferred gain on the sale leaseback Transaction.

•	Reduction to general and administrative expenses of approximately $1.0 million to reflect the termination of certain consulting agreements.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

•	Reduction to depreciation and amortization expense of approximately $1.9 million, which reflects estimated depreciation eliminated by the properties sold in the sale leaseback, plus estimated depreciation and amortization expense related to the step-up in basis resulting from the preliminary purchase price allocation.

•	Increase to interest expense of $18.1 million related to the new Senior Notes, decreased by interest expense for the period related to the debt repaid.

Unaudited

Pro Forma Consolidated Statements of Operations

(Dollar amounts in thousands, unless indicated otherwise)

	Pro forma Year Ended
	January 2, 2005	January 1, 2006
Revenues:
Merchandise sales	$306,990	$329,530
Motor fuel sales	1,126,448	1,545,200
Other	20,737	21,534

Total revenues	1,454,175	1,896,264

Total cost of sales	1,273,660	1,694,689

Gross profit	180,515	201,575

Operating expenses:
Personnel	57,320	62,237
General and administrative	16,493	18,286
Operating	45,529	53,602
Rent	21,733	22,409
Royalties	3,187	3,396
Management fee	699	699
Loss on disposal of assets and impairment charge	1,383	(641)
Depreciation, amortization, and accretion	23,222	25,493

Total operating expenses	169,566	185,481
Income from operations	10,949	16,094
Interest expense	(17,352)	(18,243)
Other miscellaneous income (expense)	(7)	905

Net loss	$(6,410)	$(1,244)

The Company used the purchase method of accounting to record assets and liabilities acquired from Susser by the Company. The balance sheet presented as of January 2, 2006 reflects the preliminary allocation of purchase price, based on available information and certain assumptions management believed to be reasonable.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

The following table summarizes the allocation of the aggregate consideration paid for the fair value of the assets acquired and liabilities assumed by the Company in connection with the Acquisition:

Total consideration:
Cash consideration, net of sale/leaseback proceeds, debt repayment, and seller transaction costs	$100,806
$170 million note	170,000
Transaction costs	11,500
Deemed dividend to previous owners in excess of predecessor basis	(65,690)

$216,616

Preliminary allocation of purchase price:
Current assets	$92,701
Property and equipment	224,964
Intangible assets	38,280
Other assets	4,533
Current liabilities	(107,273)
Other liabilities	(36,589)

$216,616

Final allocation of purchase price:
Current assets	$95,332
Property and equipment	212,355
Intangible assets	28,460
Goodwill	20,224
Other assets	4,533
Current liabilities	(107,313)
Other liabilities	(36,975)

$216,616

The balance sheet presented as of July 2, 2006 reflects the final allocation of purchase price.

In accordance with EITF 88-16, a dividend to Sam L. Susser and the three investment funds that held an interest in Susser was deemed to have been paid and such amount was $65.7 million over the management investor residual interest of 31% which was valued at the predecessor basis.

In October 2004, the Company created a new subsidiary, C&G Investments, LLC, to purchase a 50% interest in Cash & Go, Ltd. and Cash & Go Management, LLC. Cash & Go, Ltd. currently operates 39 units, located primarily inside SSP’s retail stores, which provide short-term loans and check cashing services. The Company accounts for this investment under the equity method (see Note 13).

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

4.    Accounts Receivable

Accounts receivable consisted of the following:

	Predecessor		Company
	January 2, 2005	December 20, 2005	January 1, 2006	July 2, 2006
	(in thousands)
Accounts receivable, trade	$22,196	$31,232	$30,626	$41,868
Receivable from state reimbursement funds	4,940	3,535	3,064	3,694
Vendor receivables for rebates, branding, and other	5,791	6,093	6,093	5,945
ATM fund receivables	2,620	2,922	2,922	3,697
Notes receivable, ST	312	249	249	—
Other receivables	866	1,219	1,219	2,338
Allowance for uncollectible accounts, trade	(757)	(606)	—	(268)
Allowance for uncollectible accounts, environmental	(500)	(471)	—	(32)

Current receivables, net	$35,468	$44,173	$44,173	$57,242

An allowance for uncollectible accounts is provided based on management’s evaluation of outstanding accounts receivable. Following is a summary of the valuation accounts related to accounts and notes receivable:

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Amounts Written Off, Net of Recoveries	Balance at End of Period
	(in thousands)
Allowance for doubtful accounts:
Predecessor
Year ended December 28, 2003	$317	$636	$117	$836
Year ended January 2, 2005	836	90	169	757
Year ended December 20, 2005	757	33	184	606

Company
Year ended January 1, 2006	—	—	—	—
Six months ended July 2, 2006	—	299	31	268

Allowance for environmental cost reimbursements:
Predecessor
Year ended December 28, 2003	$253	$371	$91	$533
Year ended January 2, 2005	533	41	74	500
Year ended December 20, 2005	500	115	144	471

Company
Year ended January 1, 2006	—	—	—	—
Six months ended July 2, 2006	—	32	—	32

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

5.    Inventories

Inventories consisted of the following:

	Predecessor		Company
	January 2, 2005	December 20, 2005	January 1, 2006	July 2, 2006
Merchandise	$21,903	$23,677	$23,191	$24,144
Fuel	8,512	11,089	11,089	14,682
Lottery	1,384	1,405	1,405	1,432
Maintenance spare parts	1,274	1,677	1,593	1,876
Less allowance for inventory shortage and obsolescence	(401)	(570)	—	(311)

Total	$32,672	$37,278	$37,278	$41,823

An allowance for inventory shortage and obsolescence is provided based on historical shortage trends and management’s assessment of any inventory obsolescence. Following is a summary of the valuation account related to inventory:

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Amounts Written Off	Balance at End of Period
	(in thousands)
Allowance for inventory shortage and obsolescence:
Predecessor
Year ended December 28, 2003	$264	$177	$98	$343
Year ended January 2, 2005	343	50	(8)	401
Year ended December 20, 2005	401	319	150	570

Company
Year ended January 1, 2006	—	—	—	—
Six months ended July 2, 2006	—	675	364	311

6.    Assets Held for Sale

Assets held for sale at January 2, 2005, January 1, 2006 and July 2, 2006, were $7,653,000, $5,439,000 and $6,898,000, respectively. Assets held for sale consist largely of underperforming retail stores that have been closed and excess land. Management is actively marketing these assets and estimates that they will be sold within the next twelve months. During 2005, the Company reclassified $789,000 of land from assets held for sale to land, as its intention changed for the use of these properties. The Company recorded impairment charges during 2003, 2004 and 2005 of $975,000, $572,000 and $25,000, respectively, related to assets held for sale to reflect management’s estimate of the assets’ fair value less cost to sell. Fair value is determined based on prices of similar assets. The charge is included in loss on disposal of assets and impairment charge on the statements of operations.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

7.    Property, Plant, and Equipment

Property, plant, and equipment consisted of the following:

	Predecessor	Company	Company
	January 2, 2005	January 1, 2006	July 2, 2006
	(in thousands)
Land	$63,539	$107,034	$111,592
Buildings and leasehold improvements	112,200	60,894	45,192
Equipment	133,698	51,449	55,979
Construction in progress	7,492	5,587	18,443

	316,929	224,964	231,206
Less accumulated depreciation	101,356	738	9,821

Total	$215,573	$224,226	$221,385

The above amounts as of January 1, 2006 and July 2, 2006, reflect the sale and leaseback of 74 retail properties in December 2005 (see Note 14). Also reflected in the January 1, 2006, property, plant, and equipment amounts are the preliminary purchase price allocations as of the date of acquisition (see Note 3). The amounts as of July 2, 2006 reflect the final purchase price allocation. Depreciation expense on property and equipment was approximately $20,864,000, $23,094,000, and $24,978,000 for 2003, 2004, and 2005, respectively.

The Company periodically closes underperforming retail stores and either converts them to dealer operations or sells or leases the property for alternate use. The Company records closed stores or any other excess properties for sale as assets held for sale in current assets at the lower of its carrying cost or fair value, less cost to sell.

During 2003, the Company recorded a net loss of $1,471,000 on disposal of assets, which had a net book value of $4,926,000. During 2004, the Company recorded a net loss of $811,000 on disposal of assets, which had a net book value of $2,308,000. During 2005, the Company recorded a net gain of $667,000 on disposal of assets, which had a net book value of $869,000. The gains and losses are recorded in gain/loss on disposal of assets and impairment charge in the statements of operations.

8.    Intangible Assets

Finite-Lived Intangibles

The Company has finite-lived intangible assets recorded that are amortized in accordance with SFAS No. 142. These assets consist primarily of supply agreements, favorable leasehold arrangements, and loan origination costs, all of which are amortized over the respective lives of the agreements. Other finite-lived intangible assets are amortized over the period of time the assets are expected to contribute directly or indirectly to the Company’s future cash flows. Supply agreements are being amortized over a weighted average period of approximately nine years. Favorable leasehold arrangements are being amortized over a weighted average period of approximately eight years. The following table presents the gross carrying amount and accumulated

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

amortization for each major class of finite-lived intangible assets at January 2, 2005, January 1, 2006 and as of July 2, 2006 (in thousands):

	Predecessor			Company			Company
	January 2, 2005			January 1, 2006			July 2, 2006
	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
	(in thousands)
Supply agreements	$9,901	$5,478	$4,423	$5,655	$25	$5,630	$6,384	$504	$5,880
Favorable lease arrangements	6,629	2,404	4,225	12,821	10	12,811	6,927	1,080	5,847
Loan origination costs	6,617	3,027	3,590	7,629	33	7,596	7,565	554	7,012
Other	450	180	270	56	—	56	56	9	47

Total	$23,597	$11,089	$12,508	$26,161	$68	$26,093	$20,932	$2,147	$18,786

The amounts as of January 1, 2006 reflect the preliminary allocation of purchase price related to the Acquisition (see Note 3). The amounts as of July 2, 2006 reflect the final purchase price allocation. Total amortization expense from finite-lived intangibles for 2005, 2004, and 2003 was $1,572,000, $2,694,000, and $4,945,000, respectively. Included in amortization expense was the write-off of unamortized loan costs related to debt repaid of $1,327,000 and $3,323,000 in 2004 and 2005, respectively. The following table presents the Company’s estimate of amortization expense for each of the five succeeding fiscal years for finite-lived intangibles as of July 2, 2006:

(In Thousands)
2006	$4,205
2007	3,834
2008	3,136
2009	2,142
2010	1,603

Other Intangibles

Included in intangible assets as of January 1, 2006, is an estimated $12.1 million value of the Laredo Taco Company trade name. As of July 2, 2006, this value was reduced to $7.2 million to reflect the final purchase price allocation, and $20.2 million of goodwill relating to the Acquisition was recorded.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

9.    Accrued Expenses

Current accrued expenses consisted of the following:

	Predecessor	Company	Company
	January 2, 2005	January 1, 2006	July 2, 2006
	(in thousands)
Fuel tax and other accrued taxes	$11,756	$13,594	$13,746
Property and sales tax	4,964	5,095	4,122
Payroll and employee benefits	4,556	4,594	4,539
Reserve for environmental remediation, short-term	2,699	1,921	1,824
Insurance reserve	1,878	3,372	3,826
Interest payable	64	610	1,648
Interest rate swap	107	330	262
Deferred revenues, current	1,187	1,656	1,989
Deposits and other	2,965	2,738	2,545

Total	$30,176	$33,910	$34,501

At January 2, 2005 and January 1, 2006, the Company had approximately $2,259,000 and $2,364,000, respectively, of deferred revenue related to branding agreements with fuel suppliers, of which $1,087,000 and $2,212,000, respectively, is classified as other noncurrent liabilities in the accompanying consolidated balance sheets. The Company is recognizing the income on a straight-line basis over the agreement periods, which range from three to ten years.

The Company has recorded a deferred gain of $29,721,000 related to the December 2005 sale leaseback, which will be amortized over the 20-year initial life of the leases. The amount of deferred gain to be recognized as a reduction to rent expense over the next twelve months is included in current deferred revenues. The remaining amount is shown as deferred gain, long-term portion on the balance sheet (see Notes 3 and 14).

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

10.    Long-Term Debt

Long-term debt consisted of the following:

	Predecessor	Company	Company
	January 2, 2005	January 1, 2006	July 2, 2006
	(in thousands)
Mortgage and equipment notes:
Fixed rate notes payable to investment company, maturing from 2008 to 2011	$24,546	$—	$—
Fixed rate notes payable to investment company, maturing from 2019 to 2023	63,839	—	—
Variable rate notes payable to investment company and banks, maturing from 2006 to 2021	98,191	—	—

Other notes:
9.40% note payable to third party, secured by one convenience store property, due in monthly installments of principal and interest of $5,862 through April 2007	585	—	—
8.00% note payable to third party, secured by certain undeveloped properties, with interest-only payments until May 2006, when entire principal balance is due	875	—	—
10 5/8% senior unsecured notes due 2013		170,000	170,000
Revolving credit agreement, bearing interest at LIBOR plus applicable margin (7.25% at January 1, 2006 and 9.0% at July 2, 2006)	—	6,220	11,370
Related party notes:
Note payable to related party, due in monthly installments of $44,910, including cash interest at 6.57% through June 1, 2012, secured by certain supply agreements	2,920	—	—
Note payable to related party, due in monthly installments of $44,910, including cash interest at 6.57% through December 2006, secured by certain supply agreements	974	—	—
Note payable to related party, accrues interest at 6.57% and no payments due until January 1, 2007, and then monthly installments of $44,910, including cash interest at 6.57% through February 2013, secured by certain supply agreements	2,037	—	—
Notes payable to related parties, accrues interest at 6%, payments contingent on distributions received by C&G Investments, LLC	360	—	—

	194,327	176,220	181,370
Less current maturities of long-term debt	9,128	—	—

	$185,199	$176,220	$181,370

Mortgage and Equipment Notes

During 2004, the Company entered into various loan agreements with investment companies and banks for new borrowings of $13,069,000. Also during 2004, the Company refinanced approximately $40,976,000 of

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

fixed rate debt and $18,014,000 of variable rate debt, with $58,990,000 of variable rate debt in two separate transactions. Approximately $1,384,000 in prepayment penalties was charged to interest expense during 2004, and $728,000 of closing costs was charged to intangible assets. Approximately $1,327,000 of unamortized loan origination fees related to the retired debt was included in amortization expense.

The fixed rate notes payable at January 2, 2005, which matured from 2008 to 2011, consisted of individual notes to an investment company bearing interest from 8.00% to 10.33%. These notes required monthly payments of principal and interest through maturity, which occurred on various dates from 2008 through 2011, generally based on 10- to 20-year amortization schedules. These notes were repaid in December 2005.

The fixed rate notes payable at January 2, 2005, which matured from 2019 to 2023, consisted of individual notes to an investment company bearing interest from 8.41% to 10.33%. These notes required monthly payments of principal and interest through maturity, which occurred on various dates from 2019 through 2023, generally based on 20- to 25-year amortization schedules. These notes were repaid in December 2005.

The variable rate notes payable at January 2, 2005, consisted of individual notes to an investment company and banks bearing interest based on either LIBOR or prime rates plus a margin. The margin on the LIBOR based notes ranged from 1.90% to 5.00%, and the margin on the prime based notes ranged from 0% to .5%, with rates at January 2, 2005 ranging from 4.31% to 7.38%. These notes required monthly payments of principal and interest through maturity, which occurred on various dates from 2006 through 2021, generally based on 7- to 20-year amortization schedules. These notes were repaid in December 2005.

Unsecured Notes

In December 2005, the Company, through its subsidiaries Susser and Susser Finance Corporation, issued $170,000,000 10 5/8% senior unsecured notes (the Senior Notes). The Senior Notes pay interest semiannually in cash in arrears on June 15 and December 15 of each year, commencing on June 15, 2006. The Senior Notes mature on December 15, 2013, and are redeemable, in whole or in part, at any time on or after December 15, 2009, at specified redemption prices plus accrued and unpaid interest. The Senior Notes are guaranteed by the Company and each existing and future domestic subsidiaries with the exception of one non wholly owned subsidiary. The Senior Notes rank equally in right of payment to all existing and future unsecured senior debt and senior in right of payment to existing and future senior subordinated and subordinated debt. The Senior Notes are effectively subordinated to existing and future secured debt, including the new revolving credit facility, to the extent of the value of the assets securing such debt. All other existing debt was repaid, including prepayment penalties of $2,932,000 charged to interest expense. Unamortized loan origination fees of $3,323,000 were charged to amortization expense. Issuance costs of new debt of $6,869,000 were charged to intangible assets and will be amortized over the life of the Senior Notes.

The Senior Notes contain covenants that, among other things and subject to various exceptions, restrict the Company’s ability and any restricted subsidiary’s ability to incur additional debt, make restricted payments (including paying dividends on, redeeming or repurchasing capital stock), dispose of assets, and other restrictions.

On or after December 15, 2009, the Company may redeem some or all of the Senior Notes at any time at the following redemption prices (expressed as percentages of principal amount) plus accrued and unpaid interest and liquidated damages, if any: in 2009, at 105.313%; in 2010, at 102.656%; and in 2011 and thereafter, at 100.000%. In addition, the Company may redeem up to 35% of the aggregate principal amount of the Senior Notes before December 15, 2008, with the net proceeds of certain equity offerings.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

At January 1, 2006, scheduled future debt maturities are as follows:

(In Thousands)
2006	$—
2007	—
2008	—
2009	—
2010	—
Thereafter	170,000

Total	$170,000

The carrying value of debt as of January 1, 2006, approximates its fair value as of that date. Interest expense, excluding any reduction for interest income, totaled $16,035,000, $15,615,000, and $18,398,000 for 2003, 2004 and 2005, respectively. See Note 15 for the components of net interest expense.

Revolving Credit Agreement

On December 21, 2005, Susser and SSP entered into a new five-year revolving credit facility (the Revolver) in an aggregate principal amount of up to $50 million with a syndicate of financial institutions. The Company and each of its existing and future domestic subsidiaries, with the exception of one less-than-wholly owned subsidiary, are guarantors of the Revolver. The loans are secured by a perfected first priority security interest in inventory, accounts receivable, and certain ownership interests.

Up to $10 million of the Revolver is available for the issuance of letters of credit, and up to $7.5 million is available for swing line loans. Availability is based on a borrowing base comprised of 85% of accounts receivable plus 50% of eligible inventory (not to exceed 50% of the eligible accounts receivable), plus 66% of the lesser of cost or fair market value of certain designated eligible and unencumbered real property, which shall not exceed 50% of the aggregate borrowing base amount. At January 1, 2006 our borrowing base was sufficient to support the $50 million availability under the Revolver, under which $6.2 million in loans were outstanding and letters of credit commitments were $3.0 million, leaving $40.8 million of availability. At July 2, 2006, our borrowing base was sufficient to support the $50 million availability under the revolver, under which $11.4 million in loans were outstanding and letter of credit commitments were $2.9 million, leaving $35.7 million of availability.

The interest rates under the Revolver are calculated at our option at either a base rate or a LIBOR rate plus, in each case, a margin. With respect to base rate loans, interest is payable quarterly in arrears on the last business day of each fiscal quarter. With respect to LIBOR loans, interest is payable at the end of each interest period and, in any event, at least every three months for interest periods longer than three months. Fees associated with letters of credit issued under the credit facility will be equal to 1.5% per annum times the daily maximum amount drawn, with a minimum fee of $500. The Company also pays a commitment fee on the unutilized portion of the Revolver. The commitment fee is currently 0.50% per annum, and is subject to adjustment based on a rent adjusted leverage ratio grid.

The Revolver contains certain customary covenants that will restrict the Company’s ability to, among other things, declare dividends; prepay, redeem, or purchase debt; incur liens, grant negative pledges, and engage in certain sale/leaseback transactions; make loans, acquisitions, and other investments; incur additional

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

indebtedness; amend or otherwise alter debt and other material agreements; make capital expenditures; engage in mergers, consolidations and asset sales; transact with affiliates; and engage in businesses that are not related to our existing business. The Revolver also requires us to maintain a consolidated maximum rent adjusted leverage ratio and a consolidated minimum fixed charges coverage ratio. As of January 1, 2006 and July 2, 2006, the Company was in compliance with all covenants required by the Revolver.

Derivative Financial Instruments

From time to time, the Company enters into interest rate swaps to either reduce the impact of changes in interest rates on its floating rate long-term debt or to take advantage of favorable variable interest rates compared to its fixed rate long-term debt. In November 2003, the Company entered into an interest rate swap, which exchanged a 3.48% fixed rate for a variable LIBOR rate on a notional principal amount of $25,000,000, with a maturity date of December 29, 2006. On a semiannual basis, the Company settles with the bank on the difference between the fixed and floating rates multiplied by the notional principal amount of $25,000,000 for that period. As of January 1, 2006, LIBOR was at 4.7%. As of January 2, 2005, January 1, 2006 and July 2, 2006, the estimated fair value of the swap was a loss of $107,000, $330,000 and $262,000, respectively, which was recorded on the accompanying balance sheets in accrued expenses. No proceeds were received or payments made during 2003 on this swap. Net interest payments of $375,000 and $176,000 were made in 2004 and 2005, respectively. Net proceeds received and the change in value of the swap are recorded as a reduction to or increase in interest expense.

11.    Other Noncurrent Liabilities

Other noncurrent liabilities consisted of the following:

	Predecessor	Company
	January 2, 2005	January 1, 2006	July 2, 2006
	(in thousands)
Deferred revenues	$1,123	$1,856	$481
Reserve for underground storage tank removal	3,909	4,073	3,964
Reserve for environmental remediation, long-term	1,574	1,473	1,523
Severance	2,909	—	—

Total	$9,515	$7,402	$5,968

The severance liability was paid off concurrent with the Transaction in December 2005, pursuant to change of control provision in the severance agreements.

Effective December 30, 2002, the beginning of the Company’s 2003 fiscal year, the Company adopted SFAS No. 143 and recognized an initial asset retirement obligation of $3,298,000, which is included in other noncurrent liabilities, and an increase to net property and equipment of $1,219,000. The implementation of SFAS No. 143 resulted in a loss of $2,079,000, which is included in the consolidated statements of operations as a cumulative effect of change in accounting principle. This asset retirement obligation relates to the removal of underground storage tanks owned by the Company at its retail and wholesale sites. The following table presents the changes in the carrying amount of asset retirement obligations for the years ended January 2, 2005, January 1, 2006, and as of July 2, 2006.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

	Predecessor		Company
	Year Ended January 2, 2005	352 Days Ended December 20, 2005	12 Days Ended January 1, 2006	Unaudited Six Months Ended July 2, 2006
	(in thousands)
Balance at beginning of period	$3,611	$3,909	$4,071	$4,073
Liabilities settled	(206)	(167)	—	(302)
Accretion expense	468	280	2	193
Liabilities incurred	36	49	—	—

Balance at end of period	$3,909	$4,071	$4,073	$3,964

12.    Benefit Plans

401(k)

The Company has established a 401(k) benefit plan (the Plan) for the benefit of its employees. All full-time employees who are over 21 years of age and have greater than six months tenure are eligible to participate. Under the terms of the Plan, employees can defer up to 100% of their wages, with the Company matching a portion of the first 6% of the employee’s contribution. The Company’s contributions to the Plan for 2003, 2004, and 2005, net of forfeitures, were approximately $111,000, $302,000, and $401,000, respectively.

Supplemental Executive Retirement Plan

During 2003, the Company implemented a nonqualified Supplemental Executive Retirement Plan (SERP) for key executives, officers, and certain other employees to allow compensation deferrals in addition to that allowable under the 401(k) plan limitations. The Company matches a portion of the participant’s contribution each year using the same percentage used for its 401(k) plan match. SERP benefits will be paid from the Company’s assets. The net expense incurred for this plan during 2003, 2004, and 2005 was $7,000, $63,000, and $56,000, respectively. The unfunded accrued liability included in the other noncurrent liabilities as of January 2, 2005, January 1, 2006 and July 2, 2006 was $337,000, $851,000 and $1,031,000, respectively.

13.    Related-Party Transactions

The Company leases nine convenience stores and two dealer sites from Sam L. Susser, several of his family members, and several entities wholly or partially owned by Mr. Susser. The leases are classified as operating leases and provide for minimum annual rentals of approximately $1,947,000 annually for 2006 and 2007, $1,836,000 in 2008, $1,764,000 in 2009, and $1,756,000 in 2010. The lease expiration dates range from 2008 to 2014, with additional option periods extending from 2020 to 2062. The additional option periods generally contain future rent escalation clauses. The annual rentals on related-party leases are included in the table of future minimum lease payments presented in Note 14.

The alcoholic beverage licenses used in connection with the Company’s convenience stores located in Texas are owned by SSP Beverage LLC (formerly SSP Beverage, Inc.) and TND Beverage LLC (formerly TND Beverage Corporation). Sam L. Susser previously owned 100% of SSP Beverage, Inc., which owned 100% of TND Beverage Corporation. In December 2005, Mr. Susser contributed these two entities to a newly-formed subsidiary of SSP Partners. Mr. Susser did not receive any compensation, dividends, or distributions with respect to the ownership or contribution of these companies.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

Sam L. Susser owns an aircraft, which is used by the Company for business purposes in the course of operations. The Company pays Mr. Susser a fee based on the number of hours flown, plus reimbursement for the actual out-of-pocket costs of pilots and their related expenses, for Company use of the aircraft. In connection with this arrangement, the Company made payments to Mr. Susser in the amount of $222,000, $273,000, and $365,000 during 2003, 2004, and 2005, respectively. Based on current market rates for chartering of private aircraft, the Company believes that the terms of this arrangement are no worse than what the Company could have obtained in an arms’ length transaction.

The Company leases 39 units for check cashing and short-term lending products to Cash & Go, Ltd. Sam J. Susser, a member of the Company’s Board of Directors, and Jerry Susser, a former member of the Company’s Board of Directors, had minority ownership interests in Cash & Go, Ltd., through SSF, Ltd., until October 2004. At that time, the Company purchased SSF, Ltd.’s 50% interest in Cash & Go, Ltd. Sam J. Susser and Jerry Susser each received notes in the amount of $180,000 for their portion of the sales proceeds. The notes accrued interest at 6% and were paid off in December 2005. In connection with the leasing of these units, the Company receives a monthly rental fee of approximately $1,100 per unit. Annual aggregate rental payments from these units were $629,000, $519,000, and $515,000 during 2003, 2004, and 2005, respectively.

The Company had several other transactions with Sam J. Susser and Jerry Susser, former shareholders of a predecessor company to Susser. These transactions primarily arose from the sale of that predecessor company to Sam L. Susser in 1998 and include the following:

•	Notes payable of $5,931,000, including accrued interest of $991,000 at January 2, 2005. The notes carried an interest rate of 6.57% and matured from 2006 to 2013. The notes were due and payable if Sam L. Susser’s ownership of the Company dropped below 50% and, accordingly, were paid off in December 2005.

•	Severance liability of $2,909,000 at January 2, 2005, was included in other noncurrent liabilities. An initial principal amount of $2,000,000 accrued interest at 6.57% and was payable from 2012 to 2013. This liability became due and payable if Sam L. Susser’s ownership of the Company dropped below 50% and, accordingly, was paid off in December 2005.

•	Consulting payments totaling $270,000 per year were payable through January 2008. Any remaining payments became payable, discounted at 8.75%, if Sam L. Susser’s ownership of the Company dropped below 50%. Accordingly, the consulting contracts were paid off in December 2005.

•	Sam J. Susser and Jerry Susser collectively own a 14.82% minority interest in Susser Company, Ltd., a consolidated subsidiary of the Company. Susser Company, Ltd. owns two convenience store properties that are leased to the Company under operating leases, oil and gas royalties, and undeveloped properties. The lease payments to Susser Company were $318,000 in 2005. The future minimum lease payments are $189,000 annually 2006 through 2008 and $126,000 in 2009. Sam J. and Jerry Susser do not receive any compensation or distributions as a result of their ownership.

14.    Commitments and Contingencies

Leases

Certain property used in the Company’s business is leased under operating leases. Generally, real estate leases are for primary terms of five to twenty years and include renewal provisions at the option of the lessee. Certain leases provide for contingent rentals based upon a percentage of gross receipts, as well as payment of real estate taxes, insurance, and maintenance. Certain leases contain escalation clauses.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

The gross store rent expense for 2003, 2004, and 2005 was approximately $8,218,000, $8,348,000, and $9,225,000, respectively. Additionally, equipment rent expense was $418,000, $328,000, and $514,000, respectively. Sublease rental income for 2003, 2004, and 2005 was $759,000, $750,000, and $784,000, respectively. Contingent rental expense was $166,000, $177,000, and $170,000, and for 2003, 2004, and 2005, respectively.

In December 2005, SSP sold 74 retail stores to Commercial Net Lease Realty LP for $170.0 million, and entered into leaseback agreements for each of the stores. The leases contain primary terms of 20 years with annual escalation. The leases are being accounted for as operating leases and are included in the table of future minimum lease payments. Net rent expense related to this transaction included in the six months ended July 2, 2006 is $6.5 million.

Future minimum lease payments for future fiscal years are as follows:

(In Thousands)
2006	$22,275
2007	21,437
2008	20,471
2009	20,096
2010	19,420
Thereafter	257,457

Total	$361,156

Letters of Credit

The Company was contingently liable for $2,991,000 related to irrevocable letters of credit required by various insurers and suppliers at January 1, 2006 and $2,885,000 as of July 2, 2006.

Environmental Remediation

The Company is currently involved in the remediation of gasoline store sites where releases of regulated substances have been detected. The Company accrues for anticipated future costs and the related probable state reimbursement amounts for its remediation activities. Accordingly, the Company has recorded estimated undiscounted liabilities for these sites totaling $3,833,000 and $2,929,000, of which $2,260,000 and $1,456,000 are classified as accrued expenses as of January 2, 2005 and January 1, 2006, respectively, with the balance included in other noncurrent liabilities.

Under state reimbursement programs, the Company is eligible to receive reimbursement for the majority of future remediation costs, as well as the remediation costs previously paid. Accordingly, the Company has recorded a net receivable of $6,014,000 and $4,951,000 for the estimated probable state reimbursements, of which $4,440,000 and $3,535,000 are included in current receivables as of January 2, 2005 and January 1, 2006, respectively. The remaining $1,574,000 and $1,416,000 and are included in other assets as of January 2, 2005 and January 1, 2006, respectively.

Self-Insurance

The Company is partially self-insured for its general liability and employee health insurance. The Company maintains insurance coverage at levels that are customary and consistent with industry standards for

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

companies of similar size. The Company is a nonsubscriber under Texas Workers’ Compensation Act and maintains an ERISA-based employee injury plan, which is partially self insured. As of January 1, 2006, there are a number of outstanding claims that are of a routine nature. The estimated incurred but unpaid liabilities relating to these claims are included in other accrued expenses. Additionally, there are open claims under previous policies that have not been resolved as of January 1, 2006. While the ultimate outcome of these claims cannot presently be determined, management believes that the accrued liability of $3,372,000 will be sufficient to cover the related liability and that the ultimate disposition of these claims will have no material effect on the financial position and results of operations of the Company.

Royalties

The Company is required to pay royalty fees as a percentage of gross merchandise sales through November 2006 to TMC Franchise Corporation, a subsidiary of Alimentation Couche-Tard. The Company paid $3,009,000, $3,187,000, and $3,396,000, in royalty fees during 2003, 2004, and 2005, respectively.

Refiner Rebates

The Company receives refiner rebates and other incentive payments from a number of its major fuel suppliers. A portion of the refiner rebates is passed on to the Company’s wholesale branded dealers under the same terms as required by its fuel suppliers. Many of the agreements require repayment of all or a portion of the amount received if the Company (or its branded dealers) elects to discontinue selling the specified brand of fuel at certain locations. As of July 2, 2006, the estimated amount of fuel rebates that would have to be repaid upon de-branding at these locations was $7.0 million. Of this amount, approximately $4.0 million would be the responsibility of SPC’s branded dealers under reimbursement agreements with the dealers. In the event a dealer were to default on this reimbursement obligation, SPC would be required to make this payment. The Company has $3.0 million recorded on the balance sheets as deferred revenue.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

15.    Interest Expense, Net and Miscellaneous Income

The components of interest expense and interest income are as follows:

	Predecessor			Company
	2003	2004	Three Hundred Fifty-two day period ended Dec 20, 2005	Twelve Day period ended Jan 1, 2006	Six Months ended July 2, 2006
	(in thousands)
Cash interest expense	$15,910	$13,899	$14,246	$608	$9,766
Prepayment penalties on refinancing	—	1,384	2,932	—	—

Interest expense including high yield debt, other cash interest and prepayment penalties	15,910	15,283	17,178	608	9,766
Noncash interest expense	368	357	487	—	—
Fair market value change in derivatives	(243)	350	223	—	(68)
Cash paid (received) on interest rate swap	—	(375)	176	—	—
Capitalized interest	—	—	(275)	—	(185)

Total interest expense	$16,035	$15,615	$17,789	$608	$9,513

Cash interest income	$1,372	$933	$262	—	$95
Noncash interest income	458	77	—	—	—

Total interest income	$1,830	$1,010	$262	$—	$95

Interest expense, net	$14,205	$14,605	$17,527	$608	$9,418

The Company received warrants of the acquiring company’s stock in connection with the sale of its fleet card operations in 2002. These warrants were exercised during 2005 for net proceeds of $1.4 million, which was recorded as miscellaneous income.

16.    Discontinued Operations

The Company has presented the results of its Fleet Card operations, which were sold in September 2002, as discontinued operations. The Company also closed 12 unattended fueling sites during 2003 that were related to the Fleet Card sale.

17.     Members’ Interests—Predecessor

During 2000 and 2001, Susser sold common and preferred member interests to Arena Capital Investment Fund, L.P., BancBoston Ventures, Inc., CapStreet II, L.P., and CapStreet Parallel II, L.P. (Investment Funds), through several private placement transactions. The proceeds were recorded net of issuance expenses. At any time after July 6, 2005, the Investment Funds could require Susser to repurchase the preferred and common interests within 180 days after the determination of fair market value.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

As of January 2, 2005, the Company had 2,000,000 preferred units authorized, of which 800,000 units were outstanding and designated as Series B, and 332,726 units were outstanding and designated as Series C. 100% of Series B and 88.2% of Series C units were held by the Investment Funds. The stated preferred return rates on the Series B and Series C units were 9.0876% and 9.3025%, respectively, until July 6, 2005 and 8% thereafter, accumulated and compounded quarterly. Distribution of the preferred return was authorized by the Company’s Limited Liability Company Agreement (LLC Agreement) to the extent of 45% of taxable income allocated to the preferred interests, or as otherwise authorized by the Board of Members, provided that any distributions would not cause covenant violations of the Company’s senior indebtedness. No distributions were made in 2003 or 2004 to preferred interest holders. The cumulative, unpaid preferred return at January 2, 2005 was $13,158,000 or $16.448 per unit for Series B and $2,829,000 or $8.501 per unit for Series C, which was included in the carrying amount of redeemable preferred units on the accompanying balance sheets. The preferred interests had no voting rights and no stated maturity date. The repurchase price for the preferred interests is a stated amount per unit plus the accumulated, unpaid preferred return at the date of repurchase. The total liquidation value of the preferred interests was $52,990,000 at January 2, 2005.

As of January 2, 2005, 1,132,726 redeemable common units were outstanding, of which 96.5% were held by the Investment Funds. The remaining 3.5% was held by Sam L. Susser, other board members, and an officer of the Company. There was no stated par value for these units. The common interests had voting rights through the Board of Managers, of which four of the nine managers are appointed by the Investment Funds. The units were redeemable at the option of the holder any time after July 6, 2005, or such earlier date in the event of noncompliance with certain covenants, at a repurchase price of the greater of a specified formula value per unit or a fair market value per unit. At January 2, 2005, the formula value per common unit was approximately $26 per unit, and the redeemable common interests are reflected on the consolidated balance sheets at this value. Distributions to the common unitholders were authorized by the LLC Agreement based on specified rates applied to taxable income allocated to the common interests, or as otherwise authorized by the Board of Members, provided that any distributions would not cause covenant violations of the Company’s senior indebtedness. No distributions to common interest holders were made in 2003 or 2004.

The Company also had 5,000,000 non-redeemable common units authorized with no stated par value. As of January 2, 2005, 1,200,000 non-redeemable common units were outstanding. Sam L. Susser was the beneficial owner of 97.5% of the outstanding non-redeemable common units and the remaining 2.5% were held by other board members and one officer of the Company. The common interests had voting rights through the Board of Managers. No distributions to common interest holders were made in 2003 or 2004.

On December 21, 2005, Stripes Acquisition LLC, an affiliate of Wellspring merged with and into Susser, with Susser remaining as the surviving entity. Pursuant to the terms of the merger agreement, the unitholders of Susser received $276.8 million in aggregate merger consideration. The existing preferred interests were redeemed at liquidation value, with the balance of the merger consideration used to pay certain transaction expenses, to liquidate management options and to redeem common unit holders.

18.    Members’ Interests—Company

Wellspring and its affiliates invested approximately $91.9 million in cash equity and Sam L. Susser, along with certain members of management and board of directors, rolled over approximately $36.6 million in equity interests in Susser, each pursuant to an exchange agreement with Stripes Holdings LLC. Wellspring and its affiliates own approximately 72% of the voting equity interests of the Company, and Sam L. Susser and members of management own approximately 28%.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

The Company has authorized the issuance of 15,914,639 Units, of which (i) 14,400,000 units are designated as Class A Units (the Class A Units), 12,849,660 of which are issued and outstanding and 1,440,796 of which have been reserved for issuance under the Stripes Holdings LLC Unit Option Plan (the Unit Option Plan) in accordance with its terms, and (ii) 1,514,639 units are designated as Class B Units (the Class B Units and together with the Class A Units, the Units). The Board of Managers, from time to time, may authorize the issuance of additional Units, pursuant to the Unit Option Plan or otherwise, or the creation of additional classes or series of Units having such powers, designations, and preferences and rights as may be determined by the Board of Managers. The common interests have voting rights through the Board of Managers. The Board of Managers consists of nine members, five of which may be designated by Wellspring.

19.    Share-Based Compensation

Susser had granted options to purchase common member interests to key employees and board members under two plans, the 1998 Plan and the 2000 Plan. The option grants contained vesting schedules of three to six years with vesting to accelerate upon certain change of control or other specified conditions. All options under the 1998 Plan and 2000 Plan were exercised and redeemed on December 21, 2005, as part of the Acquisition.

Options granted under the 1998 Plan were dilutive to Sam L. Susser upon exercise. The following table summarizes certain information regarding 1998 Plan activity:

1998 Plan Options
	Number Options Outstanding	Weighted Average Exercise Price	Range of Exercise Prices
Balances at December 29, 2002	145,473	$20.88	$0.39 – 49.67
Granted	—	—	—
Exercised	—	—	—
Forfeited or expired	—	—	—

Balances at December 28, 2003	145,473	20.88	0.39 – 49.67
Granted	—	—	—
Exercised	—	—	—
Forfeited or expired	—	—	—

Balances at January 2, 2005	145,473	20.88	0.39 – 49.67
Granted	—	—	—
Exercised	145,473	20.88	0.39 – 49.67
Forfeited or expired	—	—	—

Balances at January 1, 2006	—	—	—

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

The following table summarizes certain information regarding 2000 Plan activity:

	2000 Plan Options
	Number Options Outstanding	Weighted Average Exercise Price	Range of Exercise Prices
Balances at December 29, 2002	93,333	$8.16	$8.16 – 8.16
Granted	25,000	13.78	13.78 – 13.78
Exercised	—	—	—
Forfeited or expired	—	—	—

Balances at December 28, 2003	118,333	9.35	8.16 – 13.78

Granted	—	—	—
Exercised	—	—	—
Forfeited or expired	—	—	—

Balances at January 2, 2005	118,333	9.35	8.16 – 13.78

Granted	—	—	—
Exercised	118,333	9.35	8.16 – 13.78
Forfeited or expired	—	—	—

Balances at January 1, 2006	—	—	—

Susser used variable accounting to recognize compensation expense for management incentive options under the 1998 Plan and 2000 Plan. Noncash compensation expense of $47,000, $1,705,000, and $1,188,000 was recorded for 2003, 2004, and 2005, respectively. The 1998 Plan and 2000 Plan options were exercised and redeemed in December 2005 in connection with the Acquisition. A charge of $17,307,000 was recorded in other miscellaneous expenses, which represents the net redemption cost not previously recognized as compensation expense.

On December 26, 2005, the Company adopted the Stripes Holdings LLC Unit Option Plan (the Stripes Option Plan), upon which 328,506 options were issued to employees and directors. The exercise price was set at the fair value at date of issue. The options have a ten-year life, and vest over five years, with 33.3% of such units vesting on the third, fourth, and fifth anniversary of grant date. The following table summarizes certain information regarding Stripes Option Plan activity:

	Stripes Option Plan
	Number Options Outstanding	Weighted Average Exercise Price	Range of Exercise Prices
Balances at January 2, 2005	—	—	—
Granted	328,506	$10.00	$10.00
Exercised	—	—	—
Forfeited or expired	—	—	—

Balances at January 1, 2006	328,506	10.00	10.00
Granted	—	—	—
Exercised	—	—	—
Forfeited or expired	(12,713)	10.00	10.00

Balances at July 2, 2006	315,793	$10.00	$10.00

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

The Company accounts for its options under the Stripes Option Plan using the intrinsic value method of accounting set forth in APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, compensation cost for these options is measured as the excess, if any, of the fair value of the unit at the date of the grant over the amount an employee must pay to acquire the unit.

The weighted-average fair value of options granted during fiscal 2005 was $1.93 per incentive option. The fair value of each incentive option grant was estimated on the grant date using the minimum value method with the following assumptions:

Year Ended January 1, 2006
Exercise price	$10.00
Estimated value per unit on date of grant	$10.00
Risk-free interest rate	4.3%
Expected dividend yield	0%
Expected life	5 years

Because the Company accounts for its incentive options using the intrinsic value method, no compensation cost has been recognized in the statements of income for the Company’s fixed incentive option plan as all options granted had an exercise price equal to or greater than the fair value of the underlying units on the date of grant. Had compensation cost for the management incentive option plan been determined based on the grant-date fair value of awards consistent with the method set forth in SFAS No. 123, The Company’ net income for the year ended January 1, 2006, would not have been materially reduced.

The Company granted a total of 912,823 Class B Units to members of management and directors on December 21, 2005, concurrent with the closing of the Acquisition. The units vest over five years, with 33.3% of such units vesting on the third, fourth, and fifth anniversary of grant date. The Class B Units are nonvoting interests and rank behind the Class A units in terms of priority on distribution, and therefore had no liquidation value on the date of grant. Management has estimated the fair value of the Class B Units granted to be $1.93 per unit. Since the economic characteristics of the Class B Units are similar to the options granted on December 26, 2005 (discussed below), the Company estimated the fair value of each Class B Unit on the grant date using the minimum value method with the following assumptions:

Risk-free interest rate	4.3%
Expected dividend yield	0%
Expected life	5 years

The following table summarizes certain information, regarding the Class B unit grants:

	Number of Units	Grant-Date Fair Value per Unit
Nonvested at January 2, 2005	—	—
Granted	912,823	$1.93
Vested	—	—
Forfeited	—	—

Nonvested at January 1, 2006	912,823	$1.93
Granted	—	—
Vested	—	—
Forfeited	—	—

Nonvested at July 2, 2006	912,823	$1.93

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

The Company is recognizing noncash compensation expense over the vesting period of these unit grants beginning in the first quarter of 2006. Stock-based compensation expense of $226,000 was recognized for the first half of 2006. The remaining compensation expense to be recognized over the next 54 months is a total of $1.5 million. The amount allocated to 2005 for 12 days was immaterial.

20.    Segment Reporting

The Company operates its business in two primary segments. The retail segment, SSP, operates retail convenience stores in Texas and Oklahoma that sell merchandise, prepared food and motor fuel, and also offer a variety of services including car washes, lottery, ATM, money orders, check cashing, and pay phones. The wholesale segment, SPC (a subsidiary of SSP), purchases fuel from a number of refiners and supplies it to the Company’s retail stores, to independently-owned dealer stations under long-term supply agreements, to Company-owned unattended fueling sites and to other commercial consumers of motor fuel. Sales of fuel from the wholesale to retail segment are at delivered cost, including tax and freight. This amount is reflected in intercompany eliminations of fuel revenue. There are no customers who are individually material. Amounts in the all other column include APT, corporate overhead and other costs not allocated to the two primary segments.

Predecessor

Segment Financial Data for the Year Ended December 28, 2003

(dollars and gallons in thousands)

	Retail Segment	Wholesale Segment	Intercompany Eliminations	All Other	Totals
Revenue:
Merchandise	$280,799	$—	$—	$—	$280,799
Fuel	460,022	695,480	(306,406)	—	849,096
Other	14,589	3,584	(454)	1,286	19,005

Total revenue	755,410	699,064	(306,860)	1,286	1,148,900
Gross profit:
Merchandise, net	89,879	—	—	—	89,879
Fuel	38,926	16,944	—	—	55,870
Other	14,589	3,583	(454)	64	17,782

Total gross profit	143,394	20,527	(454)	64	163,531

Selling, general, and administrative expenses	111,961	8,252	(454)	1,763	121,522
Depreciation, amortization and accretion	18,131	4,477	—	126	22,734
Other operating expenses(1)	2,356	83	—	7	2,446

Operating income	$10,946	$7,715	$—	$(1,832)	$16,829

Gallons from continuing operations	326,958	718,408	(324,643)	—	720,723
Total assets	$242,741	$67,264	$(3,808)	$5,817	$312,014
Capital expenditures	$29,003	$5,648	$—	$514	$35,165

(1)	Includes loss (gain) on disposal of assets and impairment charges.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

Predecessor

Segment Financial Data for the Year Ended January 2, 2005

(dollars and gallons in thousands)

	Retail Segment	Wholesale Segment	Intercompany Eliminations	All Other	Totals
Revenue:
Merchandise	$306,990	$—	$—	$—	$306,990
Fuel	585,966	954,594	(414,112)	—	1,126,448
Other	17,028	3,531	(454)	632	20,737

Total revenue	909,984	958,125	(414,566)	632	1,454,175
Gross profit
Merchandise, net	98,865	—	—	—	98,865
Fuel	43,629	17,530	—	—	61,159
Other	17,029	3,531	(454)	385	20,491

Total gross profit	159,523	21,061	(454)	385	180,515

Selling, general, and administrative expenses	120,048	8,093	(454)	4,529	132,216
Depreciation, amortization and accretion	21,924	4,219	—	114	26,257
Other operating expenses(1)	440	943	—	—	1,383

Operating income	$17,111	$7,806	$—	$(4,258)	$20,659

Gallons from continuing operations	343,869	762,198	(334,943)	—	771,124
Total assets	$249,030	$67,513	$(2,500)	$9,279	$323,322
Capital expenditures	$38,951	$4,962	$—	$242	$44,155

(1)	Includes loss (gain) on disposal of assets and impairment charges.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

Company

Segment Financial Data for the Year Ended January 1, 2006

(dollars and gallons in thousands)

	Retail Segment	Wholesale Segment	Intercompany Eliminations	All Other	Totals
Revenue:
Merchandise	$329,530	$—	$—	$—	$329,530
Fuel	780,441	1,371,005	(606,246)	—	1,545,200
Other	17,257	3,805	(455)	927	21,534

Total revenue	1,127,228	1,374,810	(606,701)	927	1,896,264
Gross profit
Merchandise, net	106,450	—	—	—	106,450
Fuel	49,922	24,286	—	—	74,208
Other	17,257	3,805	(455)	310	20,917

Total gross profit	173,629	28,091	(455)	310	201,575

Selling, general, and administrative expenses	133,339	10,860	(455)	21,840	165,584
Depreciation, amortization and accretion	24,306	5,704	—	195	30,205
Other operating expenses(1)	126	(381)	—	(386)	(641)

Operating income	$15,858	$11,908	$—	$(21,339)	$6,427

Gallons from continuing operations	367,941	808,379	(366,836)	—	809,484
Total assets	$274,471	$81,975	$(348)	$5,036	$361,134
Capital expenditures	$45,894	$5,024	$—	$176	$51,094

(1)	Includes loss (gain) on disposal of assets and impairment charges.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

Predecessor

Segment Financial Data for the Six Months Ended July 3, 2005

Unaudited

(dollars and gallons in thousands)

	Retail Segment	Wholesale Segment	Intercompany Eliminations	All Other	Totals
Revenue:
Merchandise	$162,124	$—	$—	$—	$162,124
Fuel	356,995	597,554	(268,618)	—	685,931
Other	8,859	1,885	(227)	476	10,993

Total revenue	527,978	599,439	(268,845)	476	859,048
Gross Profit:
Merchandise, net	52,849	—	—	—	52,849
Fuel	20,227	9,178	—	—	29,405
Other	8,859	1,885	(227)	210	10,727

Total gross profit	81,935	11,063	(227)	210	92,981

Selling, general, and administrative	64,359	4,471	(227)	1,416	70,019
Depreciation, amortization, accretion	9,964	2,268	—	86	12,318
Other operating expenses (income)(1)	(150)	—	—	(669)	(819)

Operating income (loss)	$7,762	$4,324	$—	$(623)	$11,463

Gallons from continuing operations	184,984	397,462	(181,883)	—	400,563
Total assets	$273,746	$76,556	$(6,933)	$7,642	$351,012
Capital expenditures	$30,053	$2,766	$—	$17	$32,836

(1)	Includes loss (gain) on disposal of assets and impairment charges.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

Company

Segment Financial Data for the Six Months Ended July 2, 2006

Unaudited

(dollars and gallons in thousands)

	Retail Segment	Wholesale Segment	Intercompany Eliminations	All Other	Totals
Revenue:
Merchandise	$180,512	$—	$—	$—	$180,512
Fuel	499,319	881,015	(400,281)	—	980,053
Other	9,730	1,950	(221)	445	11,904

Total revenue	689,561	882,965	(400,502)	445	1,172,469
Gross profit
Merchandise, net	59,546	—	—	—	59,546
Fuel	25,007	12,227	—	—	37,234
Other	9,731	1,950	(221)	113	11,573

Total gross profit	94,284	14,177	(221)	113	108,353

Selling, general, and administrative	81,566	4,896	(221)	1,680	87,921
Depreciation, amortization and accretion	8,286	2,716	—	556	11,558
Other operating expenses (income)(1)	(267)	(10)	—	—	(277)

Operating income (loss)	$4,699	$6,575	$—	$(2,123)	$9,151

Gallons from continuing operations	204,318	428,932	(201,258)	—	431,992
Total assets	$275,850	$101,681	$3,714	$9,556	$390,801
Capital expenditures	$19,532	$1,304	$—	$45	$20,881

(1)	Includes loss (gain) on disposal of assets and impairment charges and non-cash stock based compensation.

21.    Net Income and Loss per Unit

The Company is presenting net income or loss per unit, using the guidance provided in SFAS No. 128, Earnings per Share (EPS). Under SFAS No. 128, basic EPS, which excludes dilution, is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Since the Company is organized as a partnership, we are presenting historical EPS as earnings per common unit for Susser Holdings, L.L.C. for the periods through December 20, 2005, and for earnings per common Class A unit for Stripes Holdings LLC subsequent to that date. Net income or loss available to common unit holders represents reported net income or loss less dividends accrued on the Series B and Series C redeemable preferred stock.

Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common units. Dilutive EPS includes in-the-money stock options using the treasury stock method. During a net loss period, the assumed exercise of in-the-money stock options has an anti-dilutive effect, and therefore such options are excluded from the diluted EPS computation.

Per unit information is based on the weighted average number of common units outstanding during each period for the basic computation and, if dilutive, the weighted average number of potential common units resulting from the assumed conversion of outstanding stock options for the diluted computation.

STRIPES HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts related to the periods ending July 3, 2005 and July 2, 2006 are unaudited)

A reconciliation of the numerators and denominators of the basic and diluted per share computations is as follows (in thousands, except share and per share data):

	Predecessor			Company	Predecessor	Company
	Years Ended		352 Days Ended December 20, 2005	12 Days Ended January 1, 2006	Six Months Ended
	December 28, 2003	January 2, 2005			July 3, 2005	July 2, 2006
Income before discontinued operations and cumulative effect of change in accounting principle	$2,667	$6,047	$(18,992)	$(1,650)	$3,989	$(190)
Dividends Accrued on Series B and Series C Preferred Stock	4,179	4,587	4,557	—	2,428	—

Income (loss) before discontinued operations and cumulative effect of change in accounting principle available to common unit holders	(1,512)	1,460	(23,549)	(1,650)	1,561	(190)
Discontinued operations	90	—	—	—	—	—
Cumulative effect of change in accounting principle	(2,079)	—	—	—	—	—

Net income (loss) available to common unit holders	$(3,501)	$1,460	$(23,549)	$(1,650)	$1,561	$(190)

Denominator for basic earnings per share-weighted average number of common units outstanding during the period	2,332,726	2,332,726	2,332,726	12,849,660	2,332,726	12,849,660
Incremental common units attributable to exercise of outstanding dilutive options	—	33,128	—	—	—	—

Denominator for diluted earnings per common unit	2,332,726	2,365,854	2,332,726	12,849,660	2,332,726	12,849,660

Per common unit-basic:
Income (loss) before discontinued operations and cumulative effect of change in accounting principle	$(0.65)	$0.63	$(10.09)	$(0.13)	$0.67	$(0.01)
Discontinued operations	0.04	—	—	—	—	—
Cumulative effect of change in accounting principle	(0.89)	—	—	—	—	—

Net income (loss) available to common unit holders	$(1.50)	$0.63	$(10.09)	$(0.13)	0.67	$(0.01)

Per common unit-diluted:
Income (loss) before discontinued operations and cumulative effect of change in accounting principle	$(0.65)	$0.62	$(10.09)	$(0.13)	$0.67	$(0.01)
Discontinued operations	0.04	—	—	—	—	—
Cumulative effect of change in accounting principle	(0.89)	—	—	—	—	—

Net income (loss) available to common unit holders	$(1.50)	$0.62	$(10.09)	$(0.13)	$0.67	$(0.01)

Options and non-vested restricted units not included in calculation of diluted net income (loss) available to common unit holders because the effect would be anti-dilutive	258,037	170,473	263,806	1,241,329	263,806	1,228,616

22.    Restatement

Certain components of members’ interest have been restated to reflect changes in the redemption value of the redeemable common interests. The effect of the restatement was to increase (decrease) the carrying value of the redeemable common interest, with an offsetting change in retained deficit by $18,721,000, $(5,112,000), $16,725,000, and $63,943,000 for 2002, 2003, 2004 and 2005, respectively.

Through and including                     , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

6,000,000 Shares

Susser Holdings Corporation

Common Stock

PROSPECTUS

Merrill Lynch & Co.

JPMorgan

Jefferies & Company

Morgan Keegan & Company, Inc.

                    , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are set forth in the following table. Each amount, except for the Securities and Exchange Commission and National Association of Securities Dealers, Inc. (“NASD”) fees, is estimated.

Securities and Exchange Commission registration fees	$13,290
NASD filing fees	12,920
NASDAQ application and listing fees	121,170
Transfer agent’s and registrar’s fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue sky fees and expenses	*
Miscellaneous	*

Total	*

*	To be filed by amendment.

Item 14.    Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a Delaware corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify past or present officers and directors of such corporation or of another corporation or other enterprise at the former corporation’s request, in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which such person actually and reasonably incurred in connection therewith. Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination that indemnification of such person is proper because he has met the applicable standard of conduct (i) by the stockholders, (ii) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (iii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iv) by independent legal counsel in a written opinion, if there are no such disinterested directors, or if such disinterested directors so direct. Section 145 further provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to obtain an insurance policy providing for indemnification of officers and directors of the corporation and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

The certificate of incorporation of Susser Holdings Corporation provides that indemnification shall be to the fullest extent permitted by the Delaware General Corporation Law for all current or former directors or officers of Susser Holdings Corporation.

As permitted by the Delaware General Corporation Law, the certificate of incorporation provides that current or former directors of Susser Holdings Corporation shall have no personal liability to Susser Holdings Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to Susser Holdings Corporation or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law or (4) for any transaction from which a director derived an improper personal benefit.

Item 15.    Recent Sales of Unregistered Securities

On May 1, 2006, in connection with its formation, Susser Holdings Corporation issued 1,000 shares of common stock as initial capital to Stripes Holdings LLC in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act.

Immediately prior to the consummation of the offering of securities being registered hereby, Susser Holdings Corporation will issue an aggregate of 9,349,162 shares of common stock to former holders of class A and class B units of Stripes Holdings LLC in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act. Additionally, all outstanding options to purchase class A units of Stripes Holdings LLC will be cancelled and the holders thereof shall receive options to purchase an equivalent number of shares of common stock of Susser Holdings Corporation based on the conversion ratio of class A units to common stock. The grant of such options will be made in reliance on an exemption from registration provided under Rule 701 of the Securities Act.

Membership Units of Stripes Holdings LLC

On December 21, 2005, Wellspring and its affiliates purchased 9,194,660 class A units of Stripes Holdings LLC in exchange for a cash investment of approximately $92 million. Sam L. Susser, along with certain members of management and the board of directors, received a total of 3,655,000 class A units of Stripes Holdings LLC in exchange for rolling over approximately $37 million in equity interests in Susser Holdings, L.L.C. We also granted a total of 912,823 class B units of Stripes Holdings LLC (together with the class A units, the “Membership Units”) and 328,506 options for class A units (the “Unit Options”) to certain members of our management, members of the board of directors, and employees in exchange for such individuals’ service to us. In connection with this offering, the Membership Units and Unit Options will be converted into shares of and/or options to purchase shares of common stock of Susser Holdings Corporation as more thoroughly described under the section of the prospectus entitled “Corporation Formation Transactions.”

A holder’s rights to class B units vest over a five year period with 33 1/3% of the class B units vesting on the third anniversary of the date of issuance, 33 1/3% of the class B units vesting on the fourth anniversary of the date of issuance and the remaining 33 1/3% vesting on the fifth anniversary of the date of issuance of such class B units, provided that all class B units outstanding at the time of a “Change in Control,” as defined in the Stripes Holdings LLC Limited Liability Company Agreement, shall vest at such time. A holder of class B units forfeits (i) all unvested class B units at the time such holder ceases to be employed by the Company and all of its subsidiaries for any reason and (ii) all vested class B units if such holder is terminated for cause, or if, following termination of employment for any reason, the holder engages in certain proscribed conduct.

Under the terms of the Stripes Holdings LLC Unit Option Plan, the options vest over a five year period with 33 1/3% of the options vesting on the third anniversary of the date of issuance, 33 1/3% of the options vesting on the fourth anniversary of the date of grant and the remaining 33 1/3% vesting on the fifth anniversary of the date of grant of such options. The options expire ten years from the date of grant, except that such options shall expire sooner if the optionee’s employment is terminated, as further described in the Unit Option Plan. The options have an exercise price of $10.00 per option. To the extent vested, the optionee may exercise their options upon providing written notice to us and payment of the exercise price subject to any other exercise terms or conditions as provided in the Unit Option Plan or award agreement.

The Membership Units and the Unit Options were not publicly offered and were not registered under the Securities Act. The Membership Units were issued in a transaction not involving a public offering in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. The sales or grants of Unit Options were made in reliance on an exemption from registration provided under Rule 701 of the Securities Act, allowing for exemption from registration for securities offered and sold by an issuer to its employees pursuant to a written compensatory benefit plan. The conversion of outstanding Membership Units and Unit Options of Stripes Holdings LLC into shares of common stock of Susser Holdings Corporation will be made in reliance upon Section 4(2) and Rule 701 of the Securities Act, respectively.

Senior Notes Due 2013 of Susser Holdings, L.L.C.

On December 21, 2005, Susser Holdings, L.L.C. and Susser Finance Corporation, our indirect subsidiaries (collectively, the “Issuers”), sold $170.0 million of 10 5/8% senior notes due December 15, 2013. Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the initial purchasers of $110.5 million principal amount and $59.5 million principal amount, respectively, of the senior notes. The initial purchasers received a discount in the amount of $4.0 million. The Issuers received proceeds from the sale of the senior notes of $163.1 million, after deducting the discount and other related costs. The Issuers relied upon the exemption from registration available provided by Section 4(2) of the Securities Act of 1933, and understand that the initial purchasers resold the senior notes in reliance on the exemption for securities offered and sold only (i) to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and (ii) outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act. The senior notes are not convertible into any other securities of the Issuers or us.

Item 16.    Exhibits and Financial Statement Schedules

(a) Exhibits.    The following is a list of exhibits filed as part of this Registration Statement, which information is incorporated herein by reference.

Exhibit No.	Description
1.1	Form of Purchase Agreement*

2.1	Form of Agreement and Plan of Merger, among Susser Holdings Corporation, Susser Holdings Merger LLC, and Stripes Holdings LLC†

2.2	Agreement and Plan of Merger, dated December 21, 2005, by and among Susser Holdings, L.L.C., Stripes Holdings LLC and Stripes Acquisition LLC**

2.3	Form of Agreement and Plan of Merger, among Susser Holdings Corporation and Stripes Investment Corp.†

3.1	Certificate of Incorporation of Susser Holdings Corporation**

3.2	First Amendment to Certificate of Incorporation†

3.3	Bylaws of Susser Holdings Corporation**

3.4	Form of Amended and Restated Certificate of Incorporation (to be in effect at the time of the offering made under this Registration Statement)†

3.5	Form of Amended and Restated Bylaws of the Susser Holdings Corporation (to be in effect at the time of the offering made under this Registration Statement)†

Exhibit No.	Description

4.1	Specimen of Stock Certificate*

4.2	Registration Rights Agreement*

4.3

Indenture, dated December 21, 2005, by and among Susser Holdings, L.L.C., Susser Finance Corporation, the guarantors named therein and the Bank of New York, as Trustee, relating to the issuance of the 10 5/8% Senior Notes due 2013**

5.1	Opinion of Weil, Gotshal & Manges LLP*

10.1

Credit Agreement, dated December 21, 2005, by and among Susser Holdings, L.L.C., SSP Partners, Bank of America, N.A., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities, LLC and the lenders named therein**

10.2	Susser Holdings Corporation 2006 Equity Incentive Plan**

10.3	Susser Holdings Corporation 2006 Equity Incentive Plan Form of Converted Restricted Stock Agreement**

10.4	Form of Amended & Restated Employment Agreement, by and between Stripes Holdings LLC and Sam L. Susser**

10.5	Form of Amended & Restated Employment Agreement, by and between Stripes Holdings LLC and E.V. Bonner, Jr.**

10.6	Form of Amended & Restated Employment Agreement, by and between Stripes Holdings LLC and Rocky B. Dewbre**

10.7	Form of Amended & Restated Employment Agreement, by and between Stripes Holdings LLC and Roger D. Smith**

10.8	Form of Amended & Restated Employment Agreement, by and between Stripes Holdings LLC and Mary E. Sullivan**

10.9

Distributor Franchise Agreement, dated January 2, 1993, by and between CITGO Petroleum Corporation and Susser Petroleum Co. (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)**

10.10	Addendum to Distributor Franchise Agreement, dated January 15, 1996, by and between CITGO Petroleum Corporation and SSP Partners**

10.11

Amendment to Distributor Franchise Agreement, dated February 17, 1997, by and between CITGO Petroleum Corporation and SSP Partners. (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)**

10.12

Third Addendum to Distributor Franchise Agreement, dated September 6, 1999, by and between CITGO Petroleum Corporation and SSP Partners. (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)**

10.13

Amendment to Third Addendum to Distributor Franchise Agreement, dated March 28, 2001, by and between CITGO Petroleum Corporation and SSP Partners (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)**

10.14	Letter Agreement to Third Addendum to Distributor Franchise Agreement, dated September 14, 2005, by and between CITGO Petroleum Corporation and SSP Partners**

10.15	Chevron Branded Jobber Petroleum Products Agreement, dated March 15, 2005 between ChevronTexaco Products Company, a division of Chevron U.S.A., Inc. and Susser Petroleum Company, LP**

Exhibit No.	Description

10.16

Distribution Service Agreement, dated August 21, 1997, by and between S.S.P./Circle K and McLane Company, Inc. (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)**

10.17

First Amendment to Distributor Service Agreement, dated January 1, 2005, by and between McLane Company, Inc. and SSP Partners (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)**

10.18

Contract Carrier Transportation Agreement, dated September 12, 2005, by and between Coastal Transport Co., Inc. and Susser Petroleum Company, LP (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)**

10.19	Letter Agreement, dated September 12, 2005, by and between Coastal Transport Company, Inc. and Susser Petroleum Company, LP**

10.20	Form of Master Sale/Leaseback Agreement**

10.21

Amendment No. 1, dated May 19, 2006, to that certain Credit Agreement, dated December 21, 2005, by and among Susser Holdings, L.C.C., SSP Partners, Bank of America, N.A., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities, LLC and the lenders named therein**

10.22

Amendment No. 2, dated                 , 2006, to that certain Credit Agreement, dated December 21, 2005, by and among Susser Holdings, L.L.C., SSP Partners, Bank of America, N.A., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities, LLC and the lenders named therein*

10.23	Susser Holdings Corporation 2006 Equity Incentive Plan Form of Converted Stock Option Agreement**

10.24	Susser Holdings Corporation 2006 Equity Incentive Plan Form of Stock Option Agreement**

10.25

Unbranded Supply Agreement, dated July 28, 2006, by and between Susser Petroleum Company, LP and Valero Marketing and Supply Company (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)†

10.26

Branded Distributor Marketing Agreement (Valero Brand), dated July 28, 2006, by and between Valero Marketing and Supply Company and Susser Petroleum Company, LP (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)†

10.27

Branded Distributor Marketing Agreement (Shamrock Brand), dated July 28, 2006, by and between Valero Marketing and Supply Company and Susser Petroleum Company, LP (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)†

10.28

Master Agreement, dated July 28, 2006, by and between Valero Marketing and Supply Company and Susser Petroleum Company, LP (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)†

10.29	Letter Agreement, dated July 28, 2006 by and between CITGO Petroleum Corporation and Susser Petroleum Company, LP†

21.1	List of Subsidiaries of Susser Holdings Corporation**

23.1	Consent of Ernst & Young LLP†

Exhibit No.	Description

23.2	Consent of Weil, Gotshal & Manges LLP (contained in Exhibit 5.1 hereto)*

24.1	Power of Attorney (included on signature page)**

*	To be filed by amendment.
**	Previously filed.
†	Filed herewith.

(b) Financial Statement Schedules

None.

Item 17.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the purchase agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1993 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as express in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Corpus Christi, Texas, on August 24, 2006.

Susser Holdings Corporation

By:	/S/ MARY E. SULLIVAN
Mary E. Sullivan, Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 24, 2006:

Name	Title

* Bruce W. Krysiak	Non Executive Chairman of the Board of Directors

* Sam L. Susser	President, Chief Executive Officer and Director (Principal Executive Officer)

/S/ MARY E. SULLIVAN Mary E. Sullivan	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* William F. Dawson, Jr.	Director

* Armand S. Shapiro	Director

* Sam J. Susser	Director

* Jerry E. Thompson	Director

* /S/ MARY E. SULLIVAN * Attorney-in-fact

Exhibit Index

Exhibit No.	Description
1.1	Form of Purchase Agreement*

2.1	Form of Agreement and Plan of Merger, among Susser Holdings Corporation, Susser Holdings Merger LLC, and Stripes Holdings LLC†

2.2	Agreement and Plan of Merger, dated December 21, 2005, by and among Susser Holdings, L.L.C., Stripes Holdings LLC and Stripes Acquisition LLC**

2.3	Form of Agreement and Plan of Merger, among Susser Holdings Corporation and Stripes Investment Corp.†

3.1	Certificate of Incorporation of Susser Holdings Corporation**

3.2	First Amendment to Certificate of Incorporation†

3.3	Bylaws of the Susser Holdings Corporation**

3.4	Form of Amended and Restated Certificate of Incorporation (to be in effect at the time of the offering made under this Registration Statement)†

3.5	Form of Amended and Restated Bylaws of Susser Holdings Corporation (to be in effect at the time of the offering made under this Registration Statement)†

4.1	Specimen of Stock Certificate*

4.2	Registration Rights Agreement*

4.3

Indenture, dated December 21, 2005, by and among Susser Holdings, L.L.C., Susser Finance Corporation, the guarantors named therein and the Bank of New York, as Trustee, relating to the issuance of the 10 5/8% Senior Notes due 2013**

5.1	Opinion of Weil, Gotshal & Manges LLP*

10.1

Credit Agreement, dated December 21, 2005, by and among Susser Holdings, L.L.C. and SSP Partners, Bank of America, N.A., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities, LLC and the lenders named therein**

10.2	Susser Holdings Corporation 2006 Equity Incentive Plan**

10.3	Susser Holdings Corporation 2006 Equity Incentive Plan Form of Converted Restricted Stock Agreement**

10.4	Form of Amended & Restated Employment Agreement, by and between Stripes Holdings LLC and Sam L. Susser**

10.5	Form of Amended & Restated Employment Agreement, by and between Stripes Holdings LLC and E.V. Bonner, Jr.**

10.6	Form of Amended & Restated Employment Agreement, by and between Stripes Holdings LLC and Rocky B. Dewbre**

10.7	Form of Amended & Restated Employment Agreement, by and between Stripes Holdings LLC and Roger D. Smith**

10.8	Form of Amended & Restated Employment Agreement, by and between Stripes Holdings LLC and Mary E. Sullivan**

10.9

Distributor Franchise Agreement, dated January 2, 1993, by and between CITGO Petroleum Corporation and Susser Petroleum Co. (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)**

10.10	Addendum to Distributor Franchise Agreement, dated January 15, 1996, by and between CITGO Petroleum Corporation and SSP Partners**

Exhibit No.	Description
10.11

Amendment to Distributor Franchise Agreement, dated February 17, 1997, by and between CITGO Petroleum Corporation and SSP Partners. (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)**

10.12

Third Addendum to Distributor Franchise Agreement, dated September 6, 1999, by and between CITGO Petroleum Corporation and SSP Partners (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)**

10.13

Amendment to Third Addendum to Distributor Franchise Agreement, dated March 28, 2001, by and between CITGO Petroleum Corporation and SSP Partners. (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)**

10.14	Letter Agreement to Third Addendum to Distributor Franchise Agreement, dated September 14, 2005 by and between CITGO Petroleum Corporation and SSP Partners**

10.15	Chevron Branded Jobber Petroleum Products Agreement dated March 15, 2005 between ChevronTexaco Products Company, a division of Chevron U.S.A., Inc. and Susser Petroleum Company, LP**

10.16

Distribution Service Agreement, dated August 21, 1997, by and between S.S.P./Circle K and McLane Company, Inc. (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)**

10.17

First Amendment to Distributor Service Agreement, dated January 1, 2005, by and between McLane Company, Inc. and SSP Partners (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)**

10.18

Contract Carrier Transportation Agreement, dated September 12, 2005, by and between Coastal Transport Co., Inc. and Susser Petroleum Company, LP (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)**

10.19	Letter Agreement, dated September 12, 2005, by and between Coastal Transport Company, Inc. and Susser Petroleum Company, LP**

10.20	Form of Master Sale/Leaseback Agreement**

10.21

Amendment No. 1, dated May 19, 2006 to that certain Credit Agreement dated December 21, 2005, by and among Susser Holdings, L.L.C., SSP Partners, Bank of America, N.A., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities, LLC and the lenders named therein**

10.22

Amendment No. 2, dated             , 2006, to that certain Credit Agreement, dated December 21, 2005, by and among Susser Holdings, L.L.C., SSP Partners, Bank of America, N.A., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities, LLC and the lenders named therein*

10.23	Susser Holdings Corporation 2006 Equity Incentive Plan Form of Converted Stock Option Agreement**

10.24	Susser Holdings Corporation 2006 Equity Incentive Plan Form of Stock Option Agreement**

10.25

Unbranded Supply Agreement, dated July 28, 2006, by and between Susser Petroleum Company, LP and Valero Marketing and Supply Company (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)†

Exhibit No.	Description

10.26

Branded Distributor Marketing Agreement (Valero Brand), dated July 28, 2006, by and between Valero Marketing and Supply Company and Susser Petroleum Company, LP (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)†

10.27

Branded Distributor Marketing Agreement (Shamrock Brand), dated July 28, 2006, by and between Valero Marketing and Supply Company and Susser Petroleum Company, LP (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)†

10.28

Master Agreement, dated July 28, 2006, by and between Valero Marketing and Supply Company and Susser Petroleum Company, LP (Asterisks located within the exhibit denote information which has been deleted pursuant to a confidential treatment filing with the Securities and Exchange Commission)†

10.29	Letter Agreement, dated July 28, 2006, by and between CITGO Petroleum Corporation and Susser Petroleum Company, LP†

21.1	List of Subsidiaries of the Susser Holdings Corporation**

23.1	Consent of Ernst & Young LLP†

23.2	Consent of Weil, Gotshal & Manges LLP (contained in Exhibit 5.1 hereto)*

24.1	Power of Attorney (included on signature page)**

*	To be filed by amendment.
**	Previously filed.
†	Filed herewith.